
03050304

82- SUBMISSIONS FACING SH...

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Molson Inc.

*CURRENT ADDRESS 1555 Notre-Dame Street East
Montréal, Quebec H2L 2R5
Canada

**FORMER NAME Molson Companies Limited

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 2954 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☑
DEF 14A	*(PROXY)*	☐		

OICF/BY: NM

DATE : 4/30/03

c8365
r f BC-Molson-new-CFO 04-28 0331
News release via Canada NewsWire, Toronto 416-863-9350 -ME-

Attention Business Editors:
^Molson Names Robert Coallier Chief Financial Officer@

MONTREAL, April 28 /CNW/ - Molson Inc. announced today the appointment of Robert Coallier as Executive Vice-President and Chief Financial Officer, effective May 31, 2000.

Mr. Coallier was previously Chief Financial Officer of C-MAC Industries Inc., a world-class manufacturer of advanced electronic equipment, where he was responsible for charting financial direction in a highly competitive and fast-changing industry. While at C-MAC he also led a number of mergers and acquisitions, and debt and equity financing activities. Previously, he held successive senior positions over an eight year period at the Caisse de dépôt et placement du Québec including the post of Vice President of one of the Company's investment subsidiaries, with the added responsibility of assistant to the President. He is a graduate of McGill University and holds a Master of Business Administration (Finance) from Concordia University. He is also a member of the Board of Directors of Quebecor Printing.

"Robert is an excellent addition to the Molson management team," said James Arnett, President and Chief Executive Officer of Molson. "His hiring represents another step in our ongoing commitment to attract top talent to our senior management ranks and to leadership in the brewing industry. We welcome his experience, his enthusiasm and his entrepreneurial drive as he joins us in our continuing pursuit of strong earnings growth and the creation of sustainable shareholder value."

Montreal-based Molson (TSE: MOL.A), founded in 1786, is Canada's pre-eminent brewer with more than $2 billion in annual sales. As North America's oldest beer brand name, Molson has been providing consumers with quality beers for over 214 years. Molson also owns and operates the Molson Centre and the Montreal Canadiens hockey club.

%SEDAR: 00001968EB

-0- 04/28/2000

/For further information: John Paul Macdonald, Vice President Corporate Affairs, (514) 590-6345;
To request a free copy of this organization's annual report, please go to www.newswire.ca and click on reports(at)cnw./

(MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU: PER

-30-

CNW 18:02e 28-APR-00

Exhibit 2

Exhibit 3

File no. 82-2954


1786
MOLSON

Molson Inc.

Notice of Annual Meeting of Shareholders

Any shareholder who will not be attending the meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to the Corporation in the enclosed stamped envelope.

The 2000 Annual Meeting of Shareholders of Molson Inc. will commence at 11:00 a.m. (Montreal time) on Tuesday, June 27, 2000 in Le Grand Salon of the Queen Elizabeth Hotel, 900 René-Lévesque Boulevard, Montréal, Québec for the following purposes:

1) receiving the financial statements and the Auditors' report for the year ended March 31, 2000;

2) electing the Directors;

3) appointing Auditors and authorizing the Directors to fix their remuneration;

4) transacting any other business properly before the meeting.

By order of the Board of Directors,

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

May 4, 2000

Management Proxy Circular

(Information as of May 4, 2000 unless otherwise indicated)

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of Molson Inc. for use at the annual meeting of shareholders or any adjournment of the meeting. The meeting will be held at 11:00 a.m. on Tuesday, June 27, 2000 for the purposes set out in the attached Notice of Annual Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

APPOINTMENT OF PROXY

The persons named in the enclosed proxy form as your potential proxyholders are directors of the Corporation. **You may appoint a person other than the Corporation's directors designated in the enclosed proxy form to attend and act for you at the meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. CIBC Mellon Trust Company must receive proxies at its Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not later than 5:00 p.m. on the last business day before the day of the meeting or any adjournment thereof.**

REVOCATION OF PROXY

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 at any time up to and including the last business day before the day of the meeting or any adjournment, or with the Chairman of the meeting on the day of the meeting or any adjournment.

CONFIDENTIAL VOTING

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

VOTING SHARES

As at May 4, 2000, there were 47,266,630 Class "A" non-voting shares and 12,053,767 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote to elect three members of the Board of Directors, voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the meeting other than the election of the three directors to be elected by holders of Class "A" non-voting shares.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on May 23, 2000. Shares acquired after carry the right to vote at the meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office at 1555 Notre-Dame Street East, Montréal, Québec, H2L 2R5 at least ten days before the meeting.

PRINCIPAL SHAREHOLDERS

The only shareholder who, as of May 4, 2000, owned beneficially, or exercised control or direction over more than 10% of either the total outstanding Class "A" non-voting shares of the Corporation or the total outstanding Class "B" common shares of the Corporation, is E.H. Molson, Chairman of the Board, and a director of the Corporation, who controls 3,930,000 Class "B" common shares or 32.6% of the total outstanding Class "B" common shares of the Corporation.

The Corporation has been advised that certain companies controlled by members of the Molson family or by estates or trusts, the beneficiaries of which are members of the Molson family, and which control, directly or indirectly, more than 50% of the Class "B" common shares, are parties to an agreement which provides that such shareholders will not transfer their Class "B" common shares nor convert them into Class "A" non-voting shares. They have also agreed not to tender their Class "B" common shares to a takeover bid and have authorized certain family representatives to deliver notices and to take other actions necessary in connection with the agreement not to tender such shares to a takeover bid.

HOW YOUR PROXIES WILL BE USED

Shares represented by a proxy in favour of management will be voted or withheld from voting on votes that take place at the annual meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted (a) for the election of the three individuals listed under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 3 and (b) at the proxyholder's discretion in respect of amendments to the foregoing matter or any other business that may properly be brought before the meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted: (a) for the election of the nine directors listed under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 4; (b) for the appointment of the auditors PricewaterhouseCoopers LLP; and (c) at the proxyholder's discretion in respect of amendments to any of the foregoing matters or on any other business that may properly be brought before the meeting.

Election of Directors

Twelve Directors are to be elected to serve until the close of business of the 2001 Annual Meeting or until they cease to hold office as such. Holders of Class "A" non-voting shares will elect three directors and holders of Class "B" common shares will elect nine directors.

CLASS "A" NON-VOTING SHARES

The proxy form for holders of Class "A" non-voting shares provides for instructions from the holder to withhold from voting for any or all of the three nominees for election as directors. **Unless a proxy specifies that the Class "A" non-voting shares it represents should be withheld from voting in the election of the three director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the three director nominees under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 3.**

CLASS "B" COMMON SHARES

The proxy form for holders of Class "B" common shares provides for instructions from the holder to withhold from voting for any or all of the nine nominees for election as directors. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the election of the nine director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the nine director nominees under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 4.**

All of the nominees are now directors and have been since the dates indicated below. The Directors expect that each of the nominees will be able to serve as a director. However, if any nominee became unable to serve as a director for any reason prior to the meeting, the proxyholders reserve the right to vote the shares represented by proxy for another nominee at their discretion, unless the proxy specifies that the shares are to be withheld from voting for all of the director nominees.

Director Profiles

The profiles below provide information on the nominees for election as directors.

Nominees for Election by Class "A" Shareholders (Non-Voting Shares)

DR. LLOYD I. BARBER, C.C.



Director since June 22, 1978 – Age: 68, Regina Beach, Saskatchewan

Lloyd Barber is President Emeritus of the University of Regina, having had a distinguished academic career. He serves and has served as a director of many prominent Canadian companies including the Bank of Nova Scotia, CanWest Global Communications and Cominco, and on the boards of numerous community and other organisations including the Canadian Museum of Nature, the Institute for Saskatchewan Enterprise, the Working Venture Canadian Fund Inc. and the Canadian Polar Commission. Dr. Barber obtained his M.B.A. from the University of California at Berkeley and his Ph.D. from the University of Washington.

Dr. Barber chairs the Audit and Finance Committee and the Pension Fund Committee. He also serves as a member of the Environment, Health and Safety Committee.

Shareholdings: Class A: 6,800 *Deferred Share Units:* 1,330
Class B: none

MATTHEW W. BARRETT, O.C.



Director since October 14, 1992 – Age: 55, London, England

Matthew Barrett is Group Chief Executive of Barclays plc in London. He served as Chairman and Chief Executive Officer of the Bank of Montreal from 1989 to 1999 and is a Director of The Seagram Company Ltd. He is a graduate of the Advanced Management Program at Harvard Business School.

Mr. Barrett chairs the Human Resources and Corporate Governance Committee ("HRCGC") and serves as a member of the Executive Committee and the Audit and Finance Committee.

Shareholdings: Class A: 1,244 *Deferred Share Units:* 6,494
Class B: none

DANIEL W. COLSON



Director since May 8, 1997 – Age: 53, London, England

Daniel Colson is Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England, a major publishing company. He is also Vice-Chairman of Hollinger Inc., Hollinger International Inc., Southam Inc., Hollinger Canadian Publishing Holdings Inc., Interactive Investor International plc and Chairman of UniMedia Inc. and Hollinger Telegraph New Media Ltd. In addition, he is a Director of Argus Corporation, The Ravelston Corporation Ltd., Hellespont Shipping Corporation and The Spectator (1828) Limited. He obtained his B.A. from Loyola College and his LL.L. from Laval University and is a member of the Canadian Bar Association.

Mr. Colson serves as a member of the Audit and Finance Committee and Human Resources and Corporate Governance Committee.

Shareholdings: Class A: 2,799 *Deferred Share Units:* 6,764
Class B: none

Nominees for Election by Class "B" Shareholders (Common Shares)



LUC BEAUREGARD, C.M.

Director since May 8, 1997 – Age: 58, Montréal, Québec

Luc Beauregard is founding Chairman and Chief Executive Officer of NATIONAL Public Relations, Canada's largest public relations firm with offices across the country. He is a Director of the St. Hubert Group. A Fellow and former President of the Canadian Public Relations Society, he is a governor of the Conseil du patronat du Québec, a governor of the Conseil patronal de l'environnement du Québec and past Chairman of "Vie des Arts" magazine.

Mr. Beauregard chairs the Environment, Health and Safety Committee.

Shareholdings: Class A: 380   *Deferred Share Units:* 4,601
Class B: none



JEAN BÉLIVEAU, C.C.

Director since June 22, 1978 – Age: 68, Longueuil, Québec

Jean Béliveau had a distinguished eighteen-year career with the Montreal Canadiens, serving as Captain from 1961-71, during which he was awarded the Ross Trophy, the Hart Trophy and the Conn Smythe Trophy. Following his hockey career, he served as an executive with Le Club de Hockey Canadien, Inc. for over twenty years, retiring in 1993. He also serves as a director of the Acier Leroux inc. and Brookfield Properties Corporation.

Mr. Béliveau serves as a member of the Environment, Health and Safety Committee and the Pension Fund Committee.

Shareholdings: Class A: 4,771   *Deferred Share Units:* 1,330
Class B: 750



DR. FRANCESCO BELLINI, O.C.

Director since May 8, 1997 – Age: 52, Laval, Québec

Francesco Bellini is Chief Executive Officer and co-founder of BioChem Pharma Inc., a renowned biopharmaceutical company. Having graduated with a doctorate from the University of New Brunswick, Dr. Bellini has authored or co-authored over twenty patents and published numerous articles based on his research. A pioneer in the Canadian biopharmaceutical industry, he was recently appointed Officer of the Order of Canada. Last year, he was honoured with the National Merit Award from the Ottawa Life Sciences Council, an Honorary Degree – Doctor of University (University of Ottawa) and an Honorary Degree – Doctor of Sciences (University of New Brunswick). He is a director of several companies including Industrial-Alliance Life Insurance Company.

Dr. Bellini serves as a member of the Audit and Finance Committee.

Shareholdings: Class A: 8,034   *Deferred Share Units:* 4,210
Class B: none

DONALD G. DRAPKIN



Director since June 30, 1998 – Age: 52, Alpine, New Jersey

Donald Drapkin has been Vice Chairman and Director of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom. Mr. Drapkin is Chairman and Chief Financial Officer of WeddingChannel.com and a Director of Algos Pharmaceutical Corporation, Anthracite Capital, Inc., BlackRock Asset Investors, Nexell Therapeutics Inc., Inc., Playboy Enterprises, Inc., Revlon, Inc., Revlon Consumer Products Corporation and Weider Nutrition International Inc. He is a member of the Boards of numerous community organisations including Special Olympics International and Lincoln Center Theater. Mr. Drapkin holds a B.A. from Brandeis University and an LL.B from Columbia University School of Law.

Mr. Drapkin serves as a member of the Human Resources and Corporate Governance Committee.

Shareholdings: Class A: none *Deferred Share Units:* 3,452
Class B: none

ERIC H. MOLSON



Director since June 27, 1974 – Age: 62, Montréal, Québec

Eric Molson has served as Chairman of the Board of the Corporation since 1988. He is also Chancellor of Concordia University and a Director the Montreal General Hospital Foundation and Research Institute, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (AB) with Honours in Chemistry from Princeton University. He earned his Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at McGill Graduate School.

Mr. Molson also serves as a member of the Executive Committee, the Human Resources and Corporate Governance Committee, the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings: Class A: 112,270 *Deferred Share Units:* 3,740
Class B: 3,930,000

R. IAN MOLSON



Director since June 25, 1996 – Age: 45, London, England

Ian Molson has served as Deputy Chairman of the Board of the Corporation since June 1999. He is a private investor who, between 1984 and December 1997 was a Managing Director of Credit Suisse First Boston, one of the leading investment banking and securities firms in the world. From 1993 to 1997, he served as Head of the Investment Banking Department in Europe, a position which encompassed all corporate finance, corporate advisory, mergers and acquisitions businesses in Europe, Russia, Africa and the Middle East. He graduated from Harvard University (AB Honours) in 1977.

Mr. Molson chairs the Executive Committee and serves as a member of the Audit and Finance Committee and the Human Resources and Corporate Governance Committee.

Shareholdings: Class A: 356 *Deferred Share Units:* 3,745
Class B: 1,071,710



STEPHEN T. MOLSON

Director since June 29, 1988 – Age: 60, Montréal, Québec

Stephen Molson is Secretary and a member of the Board of The Molson Foundation, a charitable foundation. He is also a Director of the Atlantic Salmon Federation, the Butters Foundation, the Fondation Hospitalière Maisonneuve-Rosemont, The Martlett Foundation and the Quebec-Labrador Foundation Inc.

Mr. Molson serves as a member of the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings: Class A: 1,800 *Deferred Share Units:* 1,330
Class B: 975,000



DANIEL J. O'NEILL

Director since June 29, 1999 – Age: 48, Toronto, Ontario

Daniel O'Neill was, on May 4, 2000, appointed President and Chief Executive Officer of the Corporation effective on June 27, 2000. Previously, Mr. O'Neill had been appointed Executive Vice-President and Chief Operating Officer, North American Brewing on March 22, 1999. From January 1998 to March 1999, he was Executive Vice-President at the H.J. Heinz Company of Pittsburgh, a manufacturer and marketer of consumer food products. While at Heinz, he served as President and Chief Executive Officer of Star-Kist Foods and was a member of the Board of Directors of H.J. Heinz Company. From March 1994 to December 1997, he was President of Campbell Soup and a Director of the Campbell Soup Company. He joined Campbell's after an international career spanning five countries and three continents working with S.C. Johnson. He received his M.B.A. from Queen's University in 1976.

Shareholdings: Class A: 44,480
Class B: none



H. SANFORD RILEY

Director since June 29, 1999 – Age: 49, Winnipeg, Manitoba

Sanford Riley is President and Chief Executive Officer of Investors Group Inc., a position he has held since 1992. Investors Group is one of Canada's leading personal financial services organisations and the largest distributor of mutual funds in Canada. He also serves as a director of Investors Group Trust Co. Ltd., Great-West Life Assurance Company, London Life Insurance Company and James Richardson and Sons Limited. His community affiliations include serving as Chairman of the recently completed Pan American Games Society and Vice-Chairman of the Manitoba Business Council. He obtained his B.A. from Queen's University and LL.B. from Osgoode Hall Law School.

Mr. Riley serves as a member of the Pension Fund Committee.

Shareholdings: Class A: 1,000 *Deferred Share Units:* 2,350
Class B: none

Notes:

- *Deferred share units credited under the Deferred Share Unit Plan for non-employee directors as of March 31, 2000. For a description of deferred share units, see "Directors Compensation".*
- *Of the 3,390,000 Class "B" common shares mentioned controlled by E.H. Molson, he beneficially owns 2,400,000 of such Class "B" common shares through his associate, Lincolnshire Holdings Ltd., and controls 1,530,000 of such Class "B" common shares through Pentland Securities (1981) Inc. which is an associate of both Messrs. E.H. Molson and S.T. Molson. Mr. S.T. Molson beneficially owns 975,000 Class "B" common shares through his associate, Nooya Investments Ltd. The Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are trustees, holds 1,203,600 Class "B" common shares.*

Appointment of Auditors

At the meeting, the shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, who have been the Corporation's Auditors for more than five years, as Auditors of the Corporation for the next year and to authorize the Directors to fix their remuneration. Holders of Class "B" common shares are entitled to vote on this resolution. A majority of the votes cast must be in favour of this resolution in order for it to be approved. Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the appointment of the auditors, the proxyholders named in the accompanying proxy intend to use it to vote for the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next annual meeting.

Corporate Governance

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions such as the composition and independence of a company's board of directors, its role, its committees as well as the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. The Board believes that its governance practices generally meet the Toronto Stock Exchange guidelines.

The Board of Directors

BOARD AND MANAGEMENT ROLES

Board and management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of Board governance.

Also, as a result of a comprehensive review of the role of the Board completed in 1998, regular meetings are now, during fiscal 2000, held between certain senior officers of the Corporation on one hand, and the Chairman and the Deputy Chairman of the Board on the other hand. These meetings facilitate comprehensive discussions on the Corporation's strategic direction and its implementation.

STRATEGIC PLANNING

The Board approves the Corporation's strategic plan and receives regular updates on progress in the execution of the plan. Over the past year, the Board has been actively involved in the disposal of assets related to the Corporation's non-core businesses, has reviewed extensively the domestic and U.S. brewing strategies as well as the Corporation's international strategy. During the last fiscal year, it has also spent time reviewing the Sports & Entertainment assets of the Corporation, with a view to maximizing shareholder value. In light of the Corporation's refocus on brewing, efforts have been deployed during the last fiscal year in briefing the Board on the evolution of the brewing business, nationally and internationally.

RISK MANAGEMENT

The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process. The Audit and Finance Committee and the Environment, Health and Safety Committee specifically address other areas of risk management.

MANAGEMENT DEVELOPMENT, ASSESSMENT AND SUCCESSION PLANNING

The Board's focus in fiscal 2000 has been on assembling a strong team of executives with the skills and experience required to effectively manage the restructured organization. A new President, Le Club de Hockey Canadien, Inc. and Centre Molson Inc. was added to the executive team in September 1999 and vacancies in the senior Legal, Human Resources and Corporate Affairs positions were filled. The Chief Financial Officer resigned from the organization in February to pursue a Toronto-based opportunity and on April 28, 2000, the Corporation announced the appointment of Robert Coallier as Executive Vice President and Chief Financial Officer effective May 31, 2000. A performance assessment of the Chief Executive Officer is conducted annually. Key objectives for the Chief Executive Officer are set at the start of each fiscal year and approved by the Board. At the end of the fiscal year, the performance of the Chief Executive Officer is assessed relative to these objectives by the HRCGC and approved by the Board. The Chairman of the HRCGC meets with the Chief Executive Officer to review the evaluation with him.

SHAREHOLDER COMMUNICATION

The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly financial reports. The Chief Executive Officer and other representatives of the Corporation hold quarterly conference calls, conferences and meetings with industry analysts and shareholders.

COMPOSITION OF THE BOARD

At the end of fiscal 2000, the Board of Directors was composed of thirteen directors. Ten of them were considered to be "unrelated" directors, comprising the majority of the Board. Two directors were considered "related" because they were members of management: E.J. Arnett, President and Chief Executive Officer, and D.J. O'Neill, Executive Vice President and Chief Operating Officer, North American Brewing Operations. L. Beauregard was considered to be a "related" director because he is an officer of a public relations firm which provides services to the Corporation. The three directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interests of the Corporation. As such, they are considered to be "unrelated" directors, within the meaning of the Toronto Stock Exchange guidelines.

INDEPENDENCE OF THE BOARD

The roles of Chairman of the Board and Chief Executive Officer are separate. The Chairman of the Board, E.H. Molson, is the Corporation's largest individual shareholder. Although E.H. Molson worked in a variety of positions within the Corporation throughout his earlier career, he has served solely as Chairman of the Board for over ten years.

The Board also preserves its independence by ensuring that members of management do not sit on any Board committees other than the Executive Committee, which has no scheduled meetings but rather meets when the need arises. All Board committees are comprised of a majority of "unrelated" directors.

Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets annually with the Corporation's external auditors at a session where only outside directors are present.

NOMINATION OF DIRECTORS

The HRCGC is responsible for seeking out qualified candidates to be proposed to shareholders as Board members.

Board Committees

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of non-employee directors, except for the Executive Committee, and all have a majority of unrelated directors. Committee members for the 2000 fiscal year are shown below, together with a description of each Committee's area of responsibility.

AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and thoroughly reviews the auditors' recommendations on internal controls. The Committee meets with the Corporation's Auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with risk prevention and insurance coverage.

Chairman: Dr. L.I. Barber *Members:* M.W. Barrett, Dr. F. Bellini, D.W. Colson, R.I. Molson

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to three distinct areas: Brewing Operations, Le Club de Hockey Canadien, Inc. and the Molson Centre Inc., and any retained obligations relating to divestitures. It is also responsible for ensuring compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. The Committee is also briefed on initiatives by operating units of the Corporation, such as simulated incidents, to ensure response readiness. It regularly reviews data on the frequency and severity of safety incidents, an area where notable and continuous improvement has occurred.

Chairman: L. Beauregard *Members:* Dr. L.I. Barber, J. Béliveau, E.H. Molson, S.T. Molson

EXECUTIVE COMMITTEE

The Executive Committee acts on behalf of the Board, on terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session, including approval of borrowing, acquiring or disposing of businesses and issuing securities.

Chairman: R.I. Molson *Members:* E.J. Arnett, M.W. Barrett, E.H. Molson

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The HRCGC is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation. In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviewed the Corporation's management compensation strategy and programs to ensure that they reflect the Corporation's strategy and are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee ensures that effective short-term and long-term succession plans are in place for senior officers of the Corporation.

Chairman: M.W. Barrett *Members:* D.W. Colson, D.G. Drapkin, E.H. Molson, R.I. Molson

PENSION FUND COMMITTEE

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans in respect of both current service and unfunded liabilities.

Chairman: Dr. L.I. Barber *Members:* J. Béliveau, E.H. Molson, S.T. Molson, H.S. Riley

Directors' Compensation

Directors' compensation is paid only to outside directors and consists of the following:

Annual Board Retainer:	$20,000, at least 50% of which is paid in Deferred Share Units
Board Meeting Fee:	$1,000 per meeting
Committee Meeting Fee:	$1,000 per meeting
Travel Fee:	$1,000 (paid to directors who must travel from Western Canada or Europe to attend meetings)
Committee Chair Retainer:	$3,000
Committee Member Retainer:	$2,500

Related travel and out-of-pocket expenses are also covered.

Outside directors who are asked to undertake special services by the Board beyond those ordinarily required of a director are paid $2,000 per diem for these services to a maximum of $50,000 per year.

The Chairman of the Board and the Deputy Chairman receive an annual fee of $300,000 and $150,000 respectively in lieu of other compensation paid to the Directors. At the Board's discretion, they may receive special grants under the Deferred Share Unit Plan. In addition, the Chairman receives a pension from the Corporation and retiree benefits similar to those accorded to other senior executives on retirement. The Deputy Chairman also received a fee of $100,000 for special consulting services in fiscal 2000.

To ensure that directors' compensation is aligned with shareholders' equity:

- At least 50% of each director's Annual Board Retainer is paid in Deferred Share Units (DSUs).
- Directors have the option to receive up to 100% of their directors' compensation in the form of DSUs. A DSU is a unit equivalent in value to one Molson Class "A" non-voting share but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's period of Board service.
- Notional dividends are paid on the accumulated DSU's in the form of additional DSU's.

DIRECTORS' STOCK OPTION PLAN

Non-employee directors are granted options on Molson Class "A" non-voting shares as follows:

- 5,000 options in each of their first two years of Board service; and
- 1,500 options annually thereafter.

The options are granted at market value and fully vest after three years.

Executive Compensation

REPORT ON EXECUTIVE COMPENSATION

The HRCGC sets the compensation of senior executives of the Corporation, other than the President and CEO whose compensation, upon the recommendation of the HRCGC, is set by the Board of Directors. There are currently seven senior executives of the Corporation who are Senior Vice President and above.

During fiscal 2000, the HRCGC, with the assistance of an external consulting firm, completed a review and redesign of the Corporation's executive compensation strategy, philosophy and programs for fiscal 2001 to support the new business metric system (Economic Value Added – "EVA®") by incenting and rewarding participants for improving EVA®. The purpose is to integrate the programs of Molson Inc. and Molson Canada, align such programs with shareholders' interests and the creation of shareholder value and ensure Molson's competitiveness in the market place. However, some of the existing (separate) compensation strategies and programs remained in place for the Corporate Office (Molson Inc.) and for the Brewery Operations (Molson Canada) during fiscal 2000, as shown below.

CORPORATE OFFICE (MOLSON INC.)

The compensation of Corporate Office senior executives is determined relative to a selected group of Canadian public companies. (For a discussion of the compensation of the Chief Executive Officer see below).

This compensation is made up of a fixed element and a variable element. The fixed element of compensation, i.e. base salary, is positioned to reflect competitive practice. The variable element includes a short-term incentive plan (one year) in addition to a long-term plan based on stock options, the value of which is directly related to appreciation in share price.

Compensation market surveys are conducted annually by independent consultants to survey total compensation and, specifically, base salary and total direct cash, with the comparator group of companies.

Total direct cash is targeted between the median and the 75th percentile of the comparator group.

Actual base salaries for senior executives are positioned between the median and the 75th percentile of the pay practices of the companies in the comparator group. Senior executives are eligible to receive a short-term incentive, normally targeted between 35% and 50% of base salary with a maximum of 70% to 100% of base salary. This level of target and maximum short-term incentive reflects a practice falling between the median and the third quartile of the comparator group of companies. The number of stock options granted to senior executives annually is targeted to reflect their performance and the average size of annual grant made by companies in the above-mentioned comparator group for various levels of responsibility.

Daniel O'Neill's compensation package was set above the comparator target, to facilitate his recruitment and return to Canada from the highly competitive United States consumer and packaged goods market.

The Molson Employee Share Ownership Plan (MESOP) was redesigned and relaunched during the last fiscal year. The new plan is designed to increase the employees' focus on improving shareholder value and enhancing alignment with EVA®. Employees may purchase shares through payroll deduction, and for every three shares purchased (up to 4% of base pay), the Corporation provides a one share match.

BREWERY OPERATIONS (MOLSON CANADA)

The compensation of Molson Canada's senior executives is determined relative to an external comparator group of companies comprised of consumer and packaged goods organizations with sales revenues of $500 million or more. Using this comparator group of companies allows Molson Canada to establish and measure its compensation philosophy and plan against a broad base of organizations with similar revenue size.

This compensation is made up of a fixed element and a variable element. The fixed element of compensation, i.e. base salary, is positioned to reflect competitive practice. The variable element includes a short-term incentive plan (one year) in addition to a long-term plan based on stock options, the value of which is directly related to appreciation in share price.

The key compensation components of cash compensation are base salary and short-term incentive. The short term incentive is designed to provide, if target results are achieved, a level of cash compensation that is competitive with the comparator group and is designed to maximize the return to both Molson and plan participants. The former long term incentive plan was replaced during the current fiscal year with the Molson Inc. Stock Option Plan.

The redesigned MESOP was extended to all Molson Canada employees during the last fiscal year.

Total direct cash is targeted between the median and the 75th percentile of the comparator group.

Molson Canada base salaries are reviewed annually to ensure external competitiveness against comparable positions, with actual base salaries positioned between the median and the 75th percentile. The annual incentive plan design has three separate components to reward employees for overall business results, regional business results and individual contributions, as measured against key performance objectives. Short-term incentive targets represent 35% of base salary. The minimum payout can be zero and the maximum payout can be 70%.

The number of stock options granted to senior executives annually is targeted to reflect their performance and the average size of annual grants made by companies in the comparator group at various levels of responsibility.

Similar to Molson Inc., the short term plan has been totally redesigned and relaunched for fiscal 2001 to support the new business metrics system (Economic Value Added – "EVA®") by incenting and rewarding participants for improving EVA®.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The President and Chief Executive Officer's base salary remained unchanged in fiscal 2000 at $600,000. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to Molson Inc. revenue size). When this salary is taken together with the President and Chief Executive Officer's bonus for fiscal 2000 of $450,000, the total actual direct cash amount of $1,050,000 represents approximately the 75th percentile of the comparator group total actual direct cash.

The President and Chief Executive Officer was eligible in fiscal 2000 to receive a bonus having a maximum payout of 100% of salary. On the recommendation of the HRCGC, the Board of Directors approved a bonus for the President and Chief Executive Officer of $450,000. The amount of the bonus was based upon the achievement of annual business financial targets and individual objectives set in conjunction with the HRCGC and endorsed by the Board of Directors at the start of the fiscal year.

Presented by the Human Resources and Corporate Governance Committee of the Board.

M.W. Barrett, Chairman
D.W. Colson
D.G. Drapkin
E.H. Molson
R.I. Molson

PERFORMANCE GRAPHS

The following graph compares the annual change over the Corporation's last five fiscal years in the cumulative total return of $100 invested in the Corporation's Class "A" non-voting shares, Class "B" common shares and The Toronto Stock Exchange 300 Composite Index.

Cumulative Return of $100 Invested in Molson Inc. Class "A" and Class "B" Shares

	Mar. '95	Mar. '96	Mar. '97	Mar. '98	Mar. '99	**Mar. '00**
Molson Class "A"	100.00	124.63	121.51	132.26	119.72	**134.19**
Molson Class "B"	100.00	124.16	124.01	133.33	122.46	**135.28**
TSE 300 Total Return Index	100.00	117.89	141.53	185.85	164.92	**239.94**

Comparison of Five-Year Cumulative Total Return


$
250
200
150
100
50
Mar '95
Mar '96
Mar '97
Mar '98
Mar '99
Mar '00
TSE 300 TR Index
Molson A TR Index
Molson B TR Index

SUMMARY COMPENSATION TABLE

The following table sets out for the Corporation's last three fiscal years, total compensation of the Chief Executive Officer, and the Corporation's four other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2000 and who were serving as executive officers at the end of the fiscal year (collectively referred to as "Named Executive Officers") and Patrick G. Crowley who would have been a Named Executive Officer had he been serving at the end of fiscal 2000.

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus [1] ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs [2] Granted (#)	Restricted Shares [3] ($)	LTIP Payouts ($)	All Other Compen-sation ($)
E.James Arnett								
President and Chief	2000	600,000	450,000	10,833 [4]	84,000			
Executive Officer,	1999	600,000	300,000		70,000			
Molson Inc.	1998	536,923	300,000		150,000			
Daniel J. O'Neill								
Executive Vice President	2000	750,000	1,125,000	62,651 [6]		2,500		2,000,000 [8]
and Chief Operating Officer,	1999	23,077 [5]	0		1,000,000 [7]			
North American Brewing	1998							
Operations, Molson Inc.								
Patrick G. Crowley								
Executive Vice President	2000	289,871 [9]	149,479	9,888 [4]				
and Chief Financial Officer,	1999	103,308 [10]						
Molson Inc.	1998							
Patrick L. Kelley								
Senior Vice President,	2000	300,000	45,000	9,266 [11]	9,000			
International Brewing Strategy,	1999	300,000	0	9,959 [11]	12,000			
Molson Inc.	1998	300,000	80,000	8,811 [11]	15,000			
Raynald H. Doin								
President,	2000	224,647	121,973	9,770 [12]	50,000			21,286 [14]
Quebec Region,	1999	216,692	118,682	6,023 [13]				16,608 [14]
Molson Canada	1998	212,625	51,177	5,110 [13]				13,183 [14]
Pierre Boivin								
Executive Vice President,	2000	214,359 [15]	120,000		75,000	1,333		
Molson Inc. and President,	1999							
Club de Hockey Canadien, Inc.	1998							
and Molson Center Inc.								

(1) Short term incentives earned for a fiscal year are paid in May of the following year.
(2) 100% of options granted to each individual have corresponding SARs.
(3) Represents company payments made to the Molson Employee Share Ownership Plan (MESOP) *for the period of January 1 to March 31, 2000.*
(4) Represents imputed interest for share purchase loan. The value of perquisites and other benefits for the Named Executive Office is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.
(5) Appointed to position March 22, 1999; and accordingly represents compensation for the eight day period from March 22, 1999, to March 31, 1999.
(6) This amount includes imputed interest for share purchase loan ($10,774) together with perquisites and other benefits. Of these perquisites and other benefits, the following items represent more than 25% of the total: retirement planning ($14,704), perquisite car ($17,610) and executive long term disability premium ($14,440).
(7) These options were granted in fiscal 1999 when D. J. O'Neill was not a Named Executive Officer.
(8) Signing bonus pursuant to employment agreement. The after tax value of half of this bonus was invested in Molson Inc. Class "A" Non-Voting Shares.
(9) Resigned effective February 7, 2000, and accordingly represents compensation for the ten month period from April 1, 1999, to February 7, 2000.
(10) Hired on December 14, 1998, and, accordingly, represents compensation for the 3.5 month period from December 14, 1998, to March 31, 1999.
(11) Represents imputed benefit from a housing loan. The value of perquisites and other benefits for the Named Executive Office is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.
(12) Represents income tax gross-up on benefits allowance and imputed interest for share purchase loan. The value of perquisites and other benefits for the Named Executive Office is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.
(13) Represents income tax gross-up on benefits allowance.
(14) Amount contributed to the Named Executive Officer's defined contribution pension plan for the fiscal year.
(15) Appointed to position on September 3, 1999, and, accordingly, represents compensation for the seven-month period from September 3, 1999, to March 31, 2000.

STOCK OPTIONS AND SHARE APPRECIATION RIGHTS ("SARS")

The Corporation established a stock option plan in 1988 (the "Plan") which provides for the issuance of options to purchase Class "A" non-voting shares of the Corporation and share appreciation rights ("SARs") with respect to each option, and which expires December 31, 2004, unless extended by the Board of Directors. A SAR is awarded with each option and entitles an optionee, in lieu of exercising an option, to surrender an unexercised option and to receive for each such option Class "A" non-voting shares having an aggregate market value equal to the excess of the market value of a Class "A" non-voting share on the date of exercise (based on a five day weighted average) of the SAR over the exercise price of the option. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 5,553,000 shares. As at March 31, 2000, there were 2,749,188 options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2000.

Option/SAR Grants During Fiscal 2000

Name	Securities Under Options/ SARs Granted (# of Shares)[1]	Percentage of Total Options/ SARs Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options/SARs at Date of Grant ($/Share)	Expiration Date
E. James Arnett	84,000	13.76	22.68	22.68	12 May 2009
Patrick L. Kelley	9,000	1.47	25.03	25.03	7 Sept. 2009
Raynald H. Doin	50,000	8.19	22.55	22.55	11 May 2009
Pierre Boivin	75,000	12.29	25.04	25.04	31 Aug. 2009

(1) Options to purchase Class "A" non-voting shares, 25% of which vest and become exercisable each year commencing one year after the date of grant.

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options and SARs during the fiscal year and the number and value of unexercised options and SARs held by each of the Named Executive Officers as at March 31, 2000.

Aggregated Option/SAR Exercises During Fiscal 2000 and Option/SAR Values as at March 31, 2000

			Unexercised Options/SARs at 31 March 2000 (#)		Value of Unexercised In-the-Money Options/SARs[1] ($)	
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
E. James Arnett	Nil	Nil	95,500	213,500	8,640	57,840
Daniel J. O'Neill	Nil	Nil	Nil	1,000,000	Nil	2,110,000
Patrick G. Crowley[2]	1,335	32,227	Nil	Nil	Nil	Nil
Patrick L. Kelley	Nil	Nil	10,500	25,500	3,225	3,225
Raynald H. Doin	Nil	Nil	Nil	50,000	Nil	37,500
Pierre Boivin	Nil	Nil	Nil	75,000	Nil	Nil

(1) Closing Market Price $23.30 as at March 31, 2000 (last trading day).
(2) P. G. Crowley's unexercised options were cancelled upon termination of his employment.

RETIREMENT BENEFITS

Retirement benefits for senior executives are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement. Unless noted otherwise, the registered pension plan is a defined benefit plan.

E. James Arnett has a retirement income arrangement that will pay him an annual income of 40% of his best consecutive three year average base salary and short-term incentive at age 65. Based on his 1999/2000 compensation, his retirement income will be approximately $367,000. Retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If E.J. Arnett has a spouse at retirement and he dies before that spouse, 55% of his retirement income continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years.

Patrick L. Kelley's and Daniel J. O'Neill's retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following table. These amounts are not integrated with government benefit plans.

Patrick L. Kelley and Daniel J. O'Neill

Final Average Remuneration ($)	Years of Pensionable Service						
	5	10	15	20	25	30	35
300,000	37,500	75,000	112,500	150,000	165,000	180,000	195,000
400,000	50,000	100,000	150,000	200,000	220,000	240,000	260,000
500,000	62,500	125,000	187,500	250,000	275,000	300,000	325,000
600,000	75,000	150,000	225,000	300,000	330,000	360,000	390,000
700,000	87,500	175,000	262,500	350,000	385,000	420,000	455,000
800,000	100,000	200,000	300,000	400,000	440,000	480,000	520,000
900,000	112,500	225,000	337,500	450,000	495,000	540,000	585,000
1,000,000	125,000	250,000	375,000	500,000	550,000	600,000	650,000
1,100,000	137,500	275,000	412,500	550,000	605,000	660,000	715,000
1,200,000	150,000	300,000	450,000	600,000	660,000	720,000	780,000
1,300,000	162,500	325,000	487,500	650,000	715,000	780,000	845,000
1,400,000	175,000	350,000	525,000	700,000	770,000	840,000	910,000
1,500,000	187,500	375,000	562,500	750,000	825,000	900,000	975,000

Final Average Remuneration for the Named Executive Officer is the greater of the average of the executive's three consecutive calendar years of highest earnings or the final 36 months of earnings. The approximate number of pensionable years of service to March 31, 2000, for P. G. Kelley is four years and for D.J. O'Neill is one year.

Retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If the Named Executive Officer has a spouse at retirement and he dies before that spouse, 55% of his retirement income continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years.

Patrick G. Crowley terminated his employment on February 7, 2000. He was not "vested" in his pension entitlements on his termination date and therefore will not receive retirement benefits from the pension plan or from his supplementary retirement income agreement.

Raynald H. Doin and Pierre Boivin will receive retirement benefits from a combination of registered pension plans and supplementary retirement income agreements. Both arrangements are defined contribution in nature. Each year, 6.2% of the Named Executive Officer's pensionable earnings, comprised of salary and short-term bonus, will be contributed on his behalf. The amount of pension they will receive will depend on investment returns, age at retirement and annuity purchase rates should they choose to annuitize the defined contribution account. This amount has been reported in the Summary Compensation Table under "All Other Compensation."

INDEBTEDNESS OF EXECUTIVE OFFICERS

The required details with regard to Share Purchase Loans given to Executive Officers are shown in the following table. The aggregate indebtedness of all Executive Officers and employees and Former Executive Officers and employees of Molson Inc. and its Subsidiaries (including the Named Executive Officers) to Molson Inc. in respect of Share Purchase Loans at May 4, 2000, was $1,012,868.

Table of Indebtedness of Executive Officers

Name and Position	Involvement of Molson	Amount Outstanding as at 4 May 2000 (1) ($)	Financially Assisted Share Purchase During 1999 (2) (#)	Security for Indebtedness
E. J. Arnett, President and Chief Executive Officer	Lender	513,966	20,000	(3)
D. J. O'Neill, Executive Vice President and Chief Operating Officer, North American Brewing	Lender	498,902	20,640	(3)

(1) All loans were made in 1999. They are ten-year loans. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal installments. If the officer leaves the Corporation, the loan must be repaid in full no later than 60 days following termination of the employment.
(2) In respect of Class "A" non-voting Shares.
(3) Security for the indebtedness is provided for by the deposit of the certificates representing the relevant Shares with CIBC Mellon trust Company as a trustee.

TERMINATION OF EMPLOYMENT AND EMPLOYMENT CONTRACTS

The Corporation is obligated to continue E. James Arnett's salary, incentive bonus (at 50% of salary), benefits and pension accrual for a period of time equal to three years.

In the event of involuntary termination by the Corporation, other than for just cause, the Corporation is obligated to pay to Daniel O'Neill 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the notice period, re-employment or self-employment. In the event of involuntary termination within 24 months of a change of control, the notice period will be extended by twelve months.

In the event of involuntary termination by the Corporation, other than for just cause, the Corporation is obligated to pay to Pierre Boivin 18 months of salary, benefits and perquisite continuance. In the event of involuntary termination during the initial twelve months of employment, or as a result of change of control, an additional six months of compensation will be provided.

In the event of involuntary termination by the Corporation, other than for just cause, the Corporation is obligated to pay to Patrick L. Kelley three times his existing annual salary and to continue his existing benefits for three years but not beyond his 65th birthday. Should he elect to continue to receive his salary, he will continue to receive credited service for retirement income purposes for three years.

An employment agreement for Raynald. H. Doin provides that in the event of termination of employment for any reason other than cause, voluntary early retirement, normal retirement or death, he will receive a minimum of 18 months' notice or pay in lieu of notice.

Directors' and Officers' Liability Insurance

The Corporation maintains a combined Directors' and Officers' Liability and Corporation Reimbursement Insurance Policy with a limit of liability of $75,000,000 (U.S.) per policy year to cover the directors and officers individually and collectively as a group, and to cover the Corporation for its liability to indemnify the directors and officers pursuant to the Corporation's By-Laws. The entire premium cost in the aggregate amount of $180,000 (Canadian) for the 2000 fiscal year was borne by the Corporation. The premium for this policy was not allocated between directors and officers as separate groups. In respect of the Corporation reimbursement coverage, the Corporation bears the first $500,000 (U.S.) of any loss.

Availability of Documents

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, audited financial statements, management's discussion and analysis and management proxy circular may be obtained on request from the Secretary of the Corporation. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Directors' Approval

The Directors have approved the contents and sending of this circular to shareholders.



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

May 4, 2000

Molson Inc.

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 521-1786 Fax: (514) 598-6969
www.molson.com

Exhibit 4

File no. 82-2954


1786
MOLSON

Molson Inc.

Fiscal 2000

Annual Information Form

Management's Discussion and Analysis

Consolidated Financial Statements

Table of Contents

Annual Information Form

Management's Discussion and Analysis

Consolidated Financial Statements and Other Information

Unless otherwise noted, all information in this document is as at May 4, 2000 and all dollar amounts are expressed in Canadian dollars.

General Statement

This document is intended to provide relevant background material essential to a proper understanding of the nature of the Corporation, its operations and its prospects for the future. The general development of the Corporation's business over the last five years is described below.

Corporate History

Molson Inc. (formerly The Molson Companies Limited) traces its brewing heritage to the founding of the Molson brewery in Montreal in 1786. While the Corporation's business has expanded and diversified over its long history, the Corporation has recently refocused its activities on the brewing and marketing of malt based beverages. Effective May 21, 1999, the name of Molson Breweries was changed to Molson Canada and, at the annual shareholders meeting on June 29, 1999, shareholders approved a change of the name of the Corporation from The Molson Companies Limited to Molson Inc. These changes reflect the Corporation's focus on a single core business.

The Corporation's core business is now Brewing, through its direct and indirect 100% ownership interest in Molson Canada (the Partnership), its 49.9% ownership interest in Coors Canada and its 24.95% ownership interest in Molson USA, LLC (Molson USA). It also has a related Sports and Entertainment business through its ownership of Club de Hockey Canadien, Inc. (CHC) and the Molson Centre in Montreal. Each of these businesses is more fully described below under "General Development of the Business" and "Narrative Description of the Business."

In this Annual Information Form, the term "Corporation" refers to Molson Inc. together with Molson Canada, and their respective subsidiaries, unless the context otherwise requires.

General Development of the Business

Brewing

MOLSON CANADA

Molson Canada's Brewing operations in North America are carried on through an Ontario general partnership which is 100% owned by the Corporation and a wholly-owned subsidiary. The Partnership was established in 1989 by the Corporation and Foster's Brewing Group Limited (FBG) of Australia. It produces, markets, distributes and sells beer and other malt-based beverages.

The Partnership was formed to merge and rationalize the North American brewing operations of the Corporation, and of FBG's wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, in order to create a more efficient brewing operation in Canada. As part of this rationalization, nine of the original sixteen breweries have been closed since 1989, including the closure of its Winnipeg brewery in August 1997, eliminating expensive excess capacity. In October 1999, Molson announced the closure of the Barrie, Ontario brewery, effective September 2000.

In April 1993, the Corporation and FBG entered into a North American brewing alliance with Miller Brewing Company (Miller). As part of the arrangement, Miller Brewing of Canada Ltd., a wholly-owned subsidiary of Miller, acquired a 10% interest in the Partnership from each of the Corporation and FBG, and Miller also acquired the Partnership's U.S. distribution business and the right to market and distribute in the United States, the Partnership's brands and the Foster's brand, for which the Partnership has the North American license.

In fiscal 1996, Molson Canada reorganized its structure to focus resources on improved consumer and market responsiveness and volume growth. The establishment of three regional business units for Ontario and Atlantic, Quebec and the West was the key foundation of this organizational structure. Although certain strategic marketing and operational activities were centralized during fiscal 2000, the regional business teams continue to have responsibility for execution of the national strategy.

On December 1, 1997, the Corporation and FBG purchased Miller's 20% partnership interest in Molson Canada, increasing each partner's share of Molson Canada to 50%. As part of that transaction, the long-term licensing arrangements between Miller and Molson Canada for Miller brands in Canada were reconfirmed.

In fiscal 1998, Molson Canada announced a special buyout program for 145 employees at the Montreal brewery on seasonal layoff who would not be recalled to work. Other cost reduction initiatives were taken which further reduced the number of employees by 107.

On June 23, 1998, the Corporation, through wholly-owned subsidiaries, acquired FBG's 50% interest in the Partnership. Following this transaction, the Corporation and a wholly-owned subsidiary collectively hold 100% of the partnership interests in Molson Canada.

In fiscal 1999, Molson announced arrangements to improve productivity and customer service in the province of Quebec. The agreement covers employees at the Montreal brewery and in the distribution function throughout the province, and has affected approximately 400 employees resulting in a reduction of employees and status changes from permanent to transitional.

In fiscal 2000, two significant cost reduction initiatives were announced. In September 1999, following a comprehensive assessment of its financial and administrative processes and benchmarking itself against 85 other companies, Molson announced initiatives to increase productivity through a combination of cost reduction and administrative process improvements. In addition, an organizational redesign which included measures to centralize the development of marketing and operations strategy while maintaining decentralized execution was implemented. The organizational redesign, cost reduction and administrative improvement initiatives referred to above included an 18 percent reduction in salaried employees.

On October 7, 1999, following a review of capacity utilization and overall facility efficiencies, Molson announced the consolidation of its Ontario brewing operations and the decision to close the Barrie brewery, effective September 2000. Molson also announced the planned investment of $100 million in the Toronto brewery over the next five years to bring it to a world-class standard.

Once fully implemented, the above organizational redesign, process improvement and cost reduction initiatives announced in fiscal 2000, including the closure of the Barrie brewery in September 2000, are expected to result in $60 million of annual pretax savings.

On May 24, 2000, Molson Canada announced the consolidation of the regional business units from three to two; Ontario West and Quebec Atlantic.

COORS CANADA

In December 1997, Coors Brewing Company, the Corporation and FBG formed an Ontario general partnership known as Coors Canada. On June 23, 1998, the Corporation, through a wholly-owned subsidiary, acquired FBG's 24.95% interest in Coors Canada. As a result, Coors Canada is now owned 50.1% by Coors Canada Inc., a wholly-owned subsidiary of Adolph Coors Company (a brewing company based in Golden, Colorado), and 49.9% by the Corporation and a wholly-owned subsidiary. Coors Canada is responsible for the management of the Coors brands in Canada. Pursuant to arrangements between Molson Canada and Coors Canada, Molson Canada is authorized to brew, distribute and sell Coors brands in Canada. Decisions are made by partner consensus and the partnership is structured to be a long-term relationship. The Corporation and Coors Canada Inc. each has the option to terminate the partnership without cause with two years' notice.

MOLSON USA

Molson USA markets and distributes Molson and Foster's brands in the United States. At the same time as their purchase of Miller's partnership interest in Molson Canada on December 1, 1997, the Corporation and FBG through direct or indirect subsidiaries each acquired a 24.95% interest in Molson USA from Miller which holds the remaining 50.1% interest. Miller acts as manager of Molson USA and provides the administrative and marketing services required by this organization. Prior to December 1, 1997, the U.S. distribution business was wholly-owned by Miller.

As part of the formation of Molson USA, the long-term beer supply and licensing arrangements between Molson Canada and Miller were reconfirmed and, to a large extent, sublicensed by Miller to Molson USA. Pursuant to these arrangements, Molson continues to brew and sell Molson and Foster's brands to Molson USA for distribution and sale in the United States. Under these arrangements, Miller has retained the right, in certain circumstances and subject to certain minimum purchase requirements from Molson, to brew and/or package the Molson and/or Foster's brands in the United States.

INTERNATIONAL

Outside of North America, Molson Inc. is pursuing opportunities to expand the Molson owned trademarks into new markets and to improve the market position of the Molson brands in those countries where Molson brands are currently available and positioning Molson as a player in the consolidating international beer market.

Sports and Entertainment

The Sports and Entertainment business of the Corporation consists of le Club de Hockey Canadien, a professional hockey franchise in the National Hockey League, related merchandising activities and the operations of the Molson Centre. The Molson Centre is a state-of-the-art sports and entertainment venue in downtown Montreal which opened in March 1996. (See "Management's Discussion and Analysis – Molson Centre").

Discontinued Operations

CHEMICAL SPECIALTIES

The Corporation was previously involved in a worldwide chemical specialties business, through a wholly-owned subsidiary operating under the name of Diversey Corporation (Diversey).

In April 1996 the Corporation sold to Unilever PLC and its affiliates (Unilever) most of the worldwide cleaning and sanitizing business of Diversey, with the exception of Diversey's U.S. institutional and commercial laundry business and a number of surplus plants and redundant facilities, for gross consideration of $780 million plus $40.5 million of cash on hand. This sale did not include Diversey's metal finishing treatment business carried on by Novamax Technologies (Novamax), or its water treatment business carried on by Diversey Water Technologies.

Diversey Water Technologies was sold to Nalco Chemical Company of Naperville, Illinois, for $112 million in June 1996. The Novamax business was sold to Henkel KGaA of Germany for $255 million (plus $20 million of cash on hand) in late 1996 and early 1997.

Also in April 1996, the Corporation sold Diversey's U.S. institutional and laundry business to AmeriClean Systems Inc., a company formed by certain members of senior management of the U.S. company, in exchange for the assumption of liabilities, preferred stock, and a minority common equity position. In addition, the Corporation provided an interest-bearing loan to fund the necessary restructuring of that business, under which, at March 31, 1998, an amount of US$14.1 million was owing to the Corporation. The Corporation had also guaranteed a US$20 million working capital line of credit which was secured by accounts receivable and inventories.

On May 12, 1998, the Corporation sold its interest in AmeriClean System Inc. to an affiliate of Unilever. The loan guarantee was discharged, and the proceeds to the Corporation from the sale of its equity investments in AmeriClean and the repayment of debt, was approximately $37 million.

RETAILING

On April 30, 1998, the Corporation sold its 25% interest in The Home Depot Canada to a subsidiary of The Home Depot, Inc. of Atlanta for cash consideration of $375.0 million. The after-tax cash proceeds from this sale were approximately $360 million. Subsequently, on June 30, 1998, the Corporation reached the decision to discontinue its participation in the retail sector by adopting a formal plan to dispose of the Beaver Lumber business, its sole remaining retail interest. The Home Depot Canada transaction and the discontinuance of Beaver Lumber resulted in a net gain of $133.7 million.

On October 25, 1999, the Corporation completed a transaction to sell the business operations of Beaver Lumber to Home Hardware Stores Limited ("Home Hardware") of St. Jacobs, Ontario for total proceeds (subject to closing adjustments) of $68 million, including a $35 million promissory note. The promissory note payable by Home Hardware is secured by a fixed charge against certain properties and bears interest at 8% per annum. The principal and interest are repayable in installments commencing in October 2002 with any remaining outstanding principal and accrued interest being payable in full in October 2004.

Narrative Description of the Business

The Corporation's sales and other revenues for each of its business areas for fiscal years 1999 and 2000 are reported in the Management's Discussion and Analysis.

Brewing

GENERAL INFORMATION

The Canadian brewing industry, while a mature segment of the economy, has grown slightly in recent years and further growth is expected over the next few years due to demographic factors. The industry is characterized by aggressive competition for volume and market share from small regional brewers, micro brewers and certain foreign brewers, as well as Molson's domestic competitor. This competition requires significant annual investment in marketing and selling activities, and in recent years has led to increased price competition and the development of a significant discount beer segment.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2000, estimated industry sales volume in Canada, including sales of imported beers, increased by 1.0 % to approximately 20.7 million hectolitres. The domestic brewing industry is composed principally of two major brewers having a combined market share of approximately 88% of beer sold in Canada. In comparison, the top four brewers in the United States represent approximately 95% of that market.

Imported beer volume in the Canadian market has almost doubled over the past five years, achieving a 5.5% share of the total industry volume during the year ended March 31, 2000. During the same time frame, domestically-produced volume has increased by approximately 1%.

Foreign brands licensed for brewing and sale in Canada have played a larger role domestically than have direct imports. The three major U.S. brewers are among the foreign producers which have licensed Canadian brewers, including Molson, to brew, market and distribute their brands in Canada.

The Ontario and Quebec markets account for approximately 64% of the total beer market in Canada. The top ten brands in Canada accounted for approximately 55% of the Canadian market in fiscal 2000.

The Canadian industry as a whole has taken a number of initiatives to reduce its costs and improve its ability to compete. In order to eliminate excess capacity, Molson Canada has closed nine breweries since 1989 and will close its Barrie brewery in September 2000. In Ontario, the distribution and retail system operated by Brewers Retail Inc. is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiency in the wholesale operation. In the Western region, the distribution system is operated by Brewers Distributors Ltd. Molson, its main competitor and others utilize a common bottle in Canada, resulting in significantly reduced distribution, warehousing and sorting costs.

TRADE ISSUES

The Canadian brewing industry is exempt from most of the provisions of the North American Free Trade Agreement between Canada, the United States and Mexico. However, pressures for unrestricted access to the Canadian beer market continue within the framework of the General Agreement on Tariffs and Trade (1994) under the auspices of the World Trade Organization.

In August 1993, the governments of Canada and the United States signed a Memorandum of Understanding (MOU) which set out the conditions for access by U.S. brewers to the Canadian market and resulted in the termination of retaliatory duties that each country had imposed on the other's beer shipments for over a year. Fundamentals of the Canadian system, including the right of provincial governments to establish the pricing framework in accordance with social policy requirements, were unaltered by the MOU. Some adjustments were made to the format of the Ontario system, including the establishment of different minimum prices for products of different alcohol levels, and a provision giving the Ontario government the ability to index minimum prices on an annual basis to the Consumer Price Index.

In an exchange of letters on April 29, 1994, the Canadian and U.S. governments agreed to add an Annex to the MOU to resolve certain outstanding issues with regard to beer imports to Canada. The Annex outlined the terms for access to the Quebec market, including application for permits, distribution of product and cost of service charges. This agreement gives U.S. brewers equal access to the more than 12,000 points of sale in that province. Although no specific reference to it is made in the Annex, the Quebec government maintains a minimum retail price structure similar to the Ontario model. In the exchange of letters leading up to the adoption of the Annex, the U.S. government did not accept Canada's position that the minimum price requirements are consistent with Canada's obligations under international trade law and reserved its right to challenge these requirements in future.

INTERPROVINCIAL TRADE AGREEMENT

The Canadian Prime Minister and the provincial Premiers signed a comprehensive agreement in July 1994 to reduce the barriers to the interprovincial trade of goods and services. The agreement superseded an earlier pact among the provinces that had already removed most of the historic barriers to trade in beer. The agreement is now effective in most provinces, and provides a dispute settlement process to resolve trade disagreements between provinces. The effective implementation dates for Newfoundland and some Maritime provinces have not been determined.

GOVERNMENT REGULATION

General

Beer production in Canada is primarily regulated by the federal government, while marketing, distribution and pricing of beer is governed at the provincial level. Provincial policies and regulations have been significant factors in the development of the infrastructure of the Canadian beer industry.

While the beer industry in many countries, including the United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Distribution

Provincial governments impose licensing requirements on the brewing and distribution of beer. These requirements in Canada have evolved to reflect the social policy objectives of the various provincial governments. In most cases, this has brought about the creation of a restricted number of government-regulated distribution outlets. In most provinces, the industry engages in some form of joint distribution. The exceptions are Quebec and Newfoundland, where each brewer carries out its own distribution. The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represented approximately 69% of domestic sales in Canada in fiscal 2000, with cans accounting for 19% and draught for 12%.

In Ontario, all brewers pay a service fee based on their sales volume sold through Brewers Retail Inc., the principal retail distribution organization for beer in that province. Molson Canada, together with certain other brewers, participates in the ownership of Brewers Retail Inc. in proportion to its market share, relative to the other brewers. In Alberta, the government owned and operated liquor distribution system, which distributed beer, was privatized in fiscal 1994. In Quebec, beer is distributed directly by each brewer or through independent agents. In Quebec and Newfoundland, retail sales for home consumption are made through grocery and convenience stores as well as government operated stores. Beer is also distributed in Newfoundland through independent agents. In all other provinces, co-operative systems of distribution are used, with sales to the home consumer being made through independent licensed retail outlets or government-operated stores.

PRICING

The beer industry in Canada has been subject to increasing price competition resulting in the development of a significant discount price category. In Ontario and Quebec, this segment of the market has grown by over 30% since 1995, to an estimated 20% of combined packaged sales.

The increase in the discount segment has taken place within the existing regulatory framework. Legislation in all provinces provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout the province, but the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

In Canada, taxes on beer represent a significant portion of the retail sales price. The impact of taxes varies from province to province, but, on average, commodity taxes represent 52% of the retail price of beer.

MOLSON CANADA

Molson Canada markets a wide range of brands across Canada designed to appeal to a variety of consumer preferences. Molson's major national brands are MOLSON CANADIAN, MOLSON EXPORT, MOLSON DRY and RICKARD'S RED. Molson also has a number of significant regional brands, including MOLSON GOLDEN, PILSNER, O'KEEFE, LAURENTIDE, CARLING BLACK LABEL, OLD VIENNA, BLACK HORSE and the CARLING family of discount price brands. Molson also distributes licensed brands such as COORS LIGHT, CORONA, HEINEKEN and MILLER brands.

Molson has the highest market share in each of Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. In fiscal 2000, Molson had an estimated average market share of 45.1% of all beer sold in Canada, including imported beer, compared with an average market share of 45.0% in fiscal 1999. The change in Molson's market share was the result of the continued strong performance of MOLSON DRY in Quebec and MOLSON CANADIAN in Ontario and the West and the increased sales growth of COORS LIGHT, CORONA and HEINEKEN brands, offset in part by declines in unsupported brands. Further details relating to our fiscal 2000 performance are provided in the section titled Sales Revenue, Volume and Market Share on page 41 of the Annual Report.

The focus for Molson has been on arresting the decline in market share experienced over the last few years. In fiscal 2000, efforts to reverse the decline in market share have continued to show results and Molson market share increased by an estimated 0.1 share points. Molson has focused marketing and sales spending behind key brands such as MOLSON CANADIAN, MOLSON DRY, MOLSON EXPORT, RICKARD'S RED, COORS LIGHT, CORONA, HEINEKEN and the MILLER brands as the major components of this effort.

In addition, Molson launched several new brands or extended its available portfolio of brands to meet the changing needs of consumers. For example, in Quebec the above premium priced TORNADO Cool Berry – Fruits Sauvages was introduced last summer. This flavour successfully built a lead share position for the new TORNADO brand name in the growing flavoured malt-based beverage segment. TORNADO market share finished the year in excess of 1 full share point in Quebec.

In March 2000 MILWAUKEE'S BEST DRY, a line extension to MILWAUKEE'S BEST – Quebec's leading American style popular priced brand of beer, was introduced into the Quebec market. MILWAUKEE'S BEST DRY is positioned to add a 5.9% alcohol/volume Dry beer to the popular priced segment.

In Ontario, additions to the TORNADO brand portfolio were introduced during the year, and in February 2000, CARLING EXTRA DRY was launched.

Molson also produces and sells non-owned trademark brands of beer in Canada, accounting for approximately 19% of Molson's domestic sales volume. Molson has entered into numerous licensing agreements, including the following with:

1) Coors Canada, to brew, distribute and sell COORS and COORS LIGHT and other specific Coors products in Canada;
2) Miller, to brew and sell MILLER HIGH LIFE, MILLER LITE, MILLER GENUINE DRAFT, MILLER GENUINE DRAFT LIGHT, MILWAUKEE'S BEST and MILWAUKEE'S BEST DRY in Canada;
3) Carlton and United Breweries Limited, to brew FOSTER'S LAGER in Canada for sale in Canada and the United States, and to brew FOSTER'S SPECIAL BITTER in Canada for sale in the United States; and
4) Dave Nichol, to brew, distribute, market and sell the DAVE NICHOL'S PERSONAL SELECTION family of beers.

Molson Canada owns the trademarks for all brands it both produces and sells, other than those produced under license.

ARRANGEMENTS WITH COORS CANADA

Molson Canada executed new licensing and other arrangements with Coors effective January 1, 1998. These provide for Molson to continue to brew, distribute and sell Coors products in Canada under a new manufacturing, distribution and sales agreement and a new license agreement entered into with Coors Canada. These agreements may be terminated, without cause, with two years' notice by either party with the option on the part of Molson to continue the manufacture, distribution and sale of Coors products for an additional period of up to 12 months. Currently, the COORS LIGHT brand represents approximately 13% of Molson's total Canadian sales volume.

OTHER ARRANGEMENTS

In May 1995, Molson Canada and Moosehead Breweries Limited formed The Moosehead Molson Partnership. This partnership assumed responsibility in the Maritime provinces for the brewing and sale of MOLSON CANADIAN and MOLSON CANADIAN LIGHT and the distribution of certain other brands.

Molson Canada has agreements with Heineken N.V. (Netherlands) whereby the Partnership has been granted the right to import and sell HEINEKEN LAGER, MURPHY'S IRISH STOUT and MURPHY'S IRISH AMBER throughout Canada.

Molson Canada also has an agreement with Cerveceria Modelo, S.A. de C.V. to import and distribute CORONA in Ontario, Quebec and the Atlantic provinces.

In 1997, Molson Canada concluded an agreement with Brick Brewing Company (Brick) to sell the LAKER brands acquired from Lakeport Brewing Corporation to Brick in exchange for a promissory note and common shares of Brick. Molson Canada currently holds approximately 12% of the outstanding common shares of Brick.

In July 1997, Brick and Molson Canada signed an exclusive marketing and selling agreement covering the brands Brick acquired from The Northern Algonquin Brewing Company. Under the terms of the agreement, Molson Canada provides sales services for the full line of the Algonquin family of brands.

In fiscal 1998, Molson Canada entered into an agreement with Asahi Breweries Ltd. to brew ASAHI SUPER DRY for the U.S. beer market.

SUPPLIERS

Molson continues to follow a strategy of forging strategic alliances with key suppliers of the raw materials required for production, who offer a competitive advantage in the areas of quality, innovation and price. This has resulted in a significant reduction in the number of suppliers. Molson now single sources cans, glass bottles, crowns, labels, malted barley and liquid adjunct.

MARKETING

Competition in the beer market in Canada involves a wide range of marketing and sales activities. Molson Canada strives to sustain its competitive advantage by attempting to clearly position and promote its brands in the marketplace. New products are developed to respond to emerging consumer preferences and are introduced after extensive market research and testing.

Historically, brand promotion and advertising have been the principal vehicles of competition in the Canadian beer industry. Accordingly, intensified competition in recent years has led to a general rise in marketing and sales costs, and efforts are underway to enhance the effectiveness of this spending. Product promotion has become highly interlinked with events and entertainment venues, including various major sporting and entertainment event promotions and local sponsorships.

Molson Canada is committed to hockey in Canada and has agreements with all Canadian NHL franchises, including agreements which give Molson Canada beer industry sponsorship rights.

In fiscal 1999, Molson opened a 2,500 hectolitre brewery to brew Molson brands in the Air Canada Centre, the new home of the Toronto Maple Leafs and the Toronto Raptors.

As part of its involvement in Canadian hockey, Molson has renewed its association with the Hockey Hall of Fame by extending its sponsorship to 2010.

Molson Canada also has sponsorship agreements with the two Canadian National Basketball Association teams, the Toronto Raptors and the Vancouver Grizzlies.

Molstar Inc. a subsidiary of Molson Canada organizes and runs two major motorsports events in Canada; the Molson Indy Toronto and the Molson Indy Vancouver. The two races, part of the Fedex Championship Auto Racing Team (CART) Series, are broadcast in more than 180 countries. The 1999 Toronto Molson Indy Toronto had a record 3 day attendance of more than 168,000 racing fans. In Vancouver, additional investments to the track were completed in 1999 to celebrate the Molson Indy Vancouver 10th anniversary.

Molson Export enjoyed the benefits of its first year of a multi year title sponsorship with the revived Montreal Alouettes franchise of the Canadian Football League playing in Molson Stadium. The rising popularity of the team with younger fans led to much greater than expected attendance, beer sales and television ratings performances, all of which have assisted the marketing of Molson Export in the province of Quebec. This sponsorship in Montreal complements existing CFL partnerships which have been in place with the Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders for many years.

House of Blues Concerts Canada (House of Blues), (formerly Universal Concerts Canada) is an equal partnership between Molson Canada and HOB Concerts Canada Ltd., and is devoted to the staging, production and marketing of live entertainment across Canada. House of Blues has positioned itself as the leading concert promoter in Canada. The Molson Amphitheatre continues to be regarded as one of Canada's premier outdoor concert venues.

Molstar Sports and Entertainment, (Molstar) an operating division of Molson Canada is also involved in the development and production of sports and entertainment programming for television, as well as the production of video-cassettes such as *"Don Cherry's 11th Anniversary"*. During fiscal 2000 Molstar produced over 230 regular hockey season games.

EMPLOYEES

Molson had approximately 3,600 full-time employees on March 31, 2000 and hires seasonal part-time employees as required.

Workplace change initiatives are continuing at Molson. As a result, joint union and management steering committees established in most breweries are focusing on customer service, quality, continuous improvement, employee training and a high degree of employee involvement in all areas of brewery operations. Results to date have been encouraging. Packaging line performance and productivity have improved substantially, both in the smaller facilities such as Edmonton and Regina, as well as in the larger breweries in Ontario and Quebec. Gainsharing programs, designed to improve brewery operations, are in place in some breweries and under preliminary discussion in others. In addition, safety performance continues to improve and environmental initiatives are being undertaken by employee teams at every brewery.

Molson has continued to invest in research and development activities and spent approximately $8.4 million on research and development activities in fiscal 2000.

The chart below summarizes the current major collective bargaining agreements and their terms.

Location	Contract	Agreement Expiry
Newfoundland	Six-year agreement (1)	March 31, 2006
Quebec	Four-year agreement	Extended to December 31, 2003
Barrie	One-year agreement (2)	December 31, 2000
Toronto	Six-year agreement	December 31, 2005
Regina	Six-year agreement	March 31, 2003
Edmonton	Four-year agreement (3)	March 31, 2004
Vancouver	Five-year agreement	April 20, 2002

(1) New six-year agreement ratified in June 2000
(2) On December 12, 1999 employees at the Barrie brewery voted 91% in favour of an agreement relating to the scheduled closure of that brewery, ending a three week occupation of the brewery.
(3) New four-year agreement ratified in May 2000

PROPERTIES

The following table sets forth the locations and current annual brewing capacity at March 31, 2000 of Molson Canada's seven major breweries (does not include the 2,500 hectolitre brewery at the Air Canada Centre).

Location	Hectolitres (1) (000's)
St. John's, Newfoundland	300
Montreal, Quebec	4,300
Toronto, Ontario	4,400
Barrie, Ontario (2)	2,500
Regina, Saskatchewan	600
Edmonton, Alberta	1,000
Vancouver, British Columbia	1,300
Total — seven breweries	14,400

(1) One hectolitre is equivalent to 22 imperial gallons
(2) The Barrie brewery will be closed in September 2000.

All these locations are owned and are free of any major encumbrances. Molson also leases certain of its business offices.

Coors Canada

The Corporation and a wholly-owned subsidiary collectively own a 49.9% interest in the Coors Canada partnership, which is responsible for the management of the Coors brands in Canada. Molson Canada currently brews distributes and sells the COORS LIGHT brand in Canada. During fiscal 2000, both sales volume of COORS LIGHT and Coors Canada earnings were ahead of expectations.

Molson USA

Molson USA, which markets and distributes Molson and Foster's brands in the United States, is owned 50.1% by Miller and 24.95% each by direct or indirect subsidiaries of the Corporation and FBG. Miller acts as manager of Molson USA and provides the services required by this organization.

The Molson and Foster's brands marketed and distributed through Molson USA accounted for approximately 9.4% of the U.S. import beer market in calendar 1999. Two of the top ten imported brands are brands marketed by Molson USA, including MOLSON ICE which continues to be the number-one imported ice beer in the United States.

Molson's beer sales to the United States in fiscal 2000 decreased by 3.8% from the previous year to 2.2 million hectolitres. Although MOLSON ICE, Molson's largest export brand, remains the number one imported ice beer in the U.S. market, performance of the entire ice beer category has declined and as a result, Molson brands continued to lose ground to other import brands during fiscal 2000. In order to reverse the relative decline in performance, Molson has been engaged in ongoing analysis and discussions with its partners in Molson USA to find ways to enhance the performance of the Molson brands in the United States market. Molson continues to monitor the performance of its brands in the U.S. market and to evaluate its options regarding the U.S. business.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States.

International

Outside of North America, Molson is pursuing opportunities to build the Molson brand. Initiatives under review focus on expanding the Molson owned trademarks into new markets and to improve the market position in those countries where Molson brands are currently available and position Molson as a player in the consolidating International beer market.

Sports and Entertainment

The Corporation's Sports and Entertainment business comprises le Club de Hockey Canadien (CHC), which owns and operates the Montreal Canadiens hockey team in the NHL, and Molson Centre Inc., which owns and operates a multi-purpose sports and entertainment venue in Montreal.

For a discussion on the Molson Centre see "Management's Discussion and Analysis – Molson Centre".

The major portion of the Sports and Entertainment revenue is generated in the province of Quebec and merchandise marketed by it is generally purchased within that province. As the business is primarily related to hockey, the majority of activities take place during the hockey season which runs from September through May of each year.

The NHL had previously approved the admission of four new clubs to the League. Nashville, Tennessee entered the League in 1998, and Atlanta, Georgia commenced operations in 1999. Teams in St. Paul, Minnesota and Columbus, Ohio will join the League in this calendar year. Expansion proceeds of $4.5 million were received in fiscal 2000 and additional proceeds of US$6.1 million are expected to be received and recorded in fiscal 2001.

The current NHL Collective Bargaining Agreement between NHL member teams and the NHL Players' Association expires at the conclusion of the 2003-2004 season. Nevertheless, substantial increases in player salaries and current free agency eligibility continue to have a significant negative impact on profitability. In addition, the fact that player salaries are paid in U.S. dollars has had a serious financial impact on Canadian clubs, given the relative weakness of the Canadian dollar. In fiscal 2000 management made great strides in finally reducing the growth of players salaries. Through prudent contract management, player salary levels were reduced by 2% relative to fiscal 1999 levels. Management is committed to ensuring that the rate of salary growth is contained while striving to significantly improve the team's on-ice performance.

At March 31, 2000, the Sports and Entertainment business had approximately 190 full time employees including professional hockey players under contract. Labour agreements are currently in place with all unionized employees.

Environment

Concern for the environment remains a high priority for the Corporation. To the extent that environmental requirements can be predicted, the Corporation will continue to attempt to anticipate these requirements and to address them in a proactive manner. The Corporation recognizes commitment to the environment as being supportive of shareholder value in several ways – including more efficient use of resources.

The Corporation has a comprehensive environmental program which is guided by a committee of the Board of Directors to oversee environmental, crisis management and health and safety policies. The environmental program has a number of components including: organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

The Corporation is currently responsible for a number of sites which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties previously associated with the Diversey business and the Corporation has established provisions for the costs of these remediation programs. The Corporation believes that the amounts anticipated to be expended by the Corporation in connection with its on-going business activities, are not likely to be material to its operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations which is not being responsibly addressed.

Environmental protection requirements have not had a significant effect on earnings or the competitive position of the Corporation's businesses during fiscal 2000, and management does not currently foresee any such effect in fiscal 2001.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Reference is made to Management's Discussion and Analysis on pages 37 through 50 of the 2000 Annual Report, which section is incorporated herein by reference.

Market for the Securities of the Issuer

The Class "A" non-voting shares and the Class "B" common shares of the Corporation are listed and posted for trading on the Toronto stock exchange under the symbols Mol A and Mol B. The Corporation has no issued and outstanding shares of any other class.

Selected Consolidated Financial Information

ANNUAL (\$ Millions except per share amounts)	2000	1999	1998	1997	1996
		Year Ended March 31			
Sales and other revenues (1)	**2,517.1**	2,120.1	1,071.8	997.4	953.9
Earnings from continuing operations before rationalization and other costs and non-recurring items (1)	**77.0**	49.9	44.9	48.8	43.5
Earnings (loss) from continuing operations (1)	**(70.8)** (3)	28.0 (4)	39.1 (5)	(3.4) (6)	(26.2) (7)
Earnings (loss) from discontinued operations (2)	**26.8**	141.9	72.0	36.9	(279.3)
Net earnings (loss) (1)	**(44.0)**	169.9	111.1	33.5	(305.5)
Total assets	**3,111.8**	3,439.6	2,284.3	2,172.3	2,990.1
Total long-term debt (1)	**1,161.9**	1,274.7	565.1	500.8	899.5
Less current portion	**0.0**	3.2	4.0	14.8	0.8
	1,161.9	1,271.5	561.1	486.0	898.7
Earnings (loss) per share from continuing operations — basic	**(1.19)**	0.47	0.67	(0.06)	(0.45)
Earnings (loss) per share					
Basic	**(0.74)**	2.88	1.89	0.57	(5.27)
Fully-diluted	**(0.74)**	2.82	1.85	0.57	(5.27)
Dividends per share	**0.72**	0.72	0.72	0.72	0.72

(1) Fiscal 2000 includes 100% of Molson Canada. Fiscal 1999 includes proportionate consolidation of 50% of Molson Canada to June 23, 1998 and 100% thereafter. Fiscal 1998 includes proportional consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1997 and 1996 include proportionate consolidation of 40% of Molson Canada.
(2) Fiscal 1996 has been restated to reflect Diversey as a discontinued operation and fiscal years prior to fiscal 1999 have been restated to reflect the Corporation's retailing segment as a discontinued operation.
(3) Fiscal 2000 includes provisions for rationalization and other costs in Molson Canada for \$224.0 million, a \$27.5 million provision for real estate losses offset in part by a gain of \$25.9 million relating to the CTV Sports Net transaction and NHL operation proceeds of \$4.5 million.
(4) Fiscal 1999 includes a provision for rationalization and other costs in Molson Canada for \$58.0 million, a commodity tax refund and related interest of \$16.4 million, NHL expansion proceeds of \$4.4 million and a benefit of \$4.2 million relating to the reversal of a provision established in fiscal 1996.
(5) Fiscal 1998 includes a provision for rationalization and other costs in Molson Canada for \$9.0 million.
(6) Fiscal 1997 includes a provision for the cost of the settlement with Coors of \$56.6 million and a provision for rationalization and other costs in Molson Canada of \$22.7 million.
(7) Fiscal 1996 includes a provision for rationalization and other costs for Molson Canada of \$24.4 million, a provision for real estate losses of \$75.6 million, offset by a gain of \$26.0 million on the sale of an investment.

QUARTERLY (\$ Millions except per share amounts)	Mar. 31 2000	Dec. 31 1999	Sept. 30 1999	Jun. 30 1999	Mar. 31 1999	Dec. 31 1998	Sept. 30 1998	Jun. 30 1998
Sales and other revenues	527.2	623.4	692.8	673.7	521.7	598.1	643.9	356.4
Earnings (loss) from continuing operations before provisions for for rationalization and other non-recurring items	14.3	16.9	27.2	18.6	6.9	8.1	19.1	15.8
Earnings (loss) from continuing operations	12.7 (1)	(109.1) (2)	3.8 (3)	21.8 (4)	(32.2) (5)	11.4 (6)	29.9 (7)	18.9 (8)
Earnings (loss) from discontinued operations	25.4	0.4	0.2	0.8	(0.5)	1.0	0.9	140.5
Net earnings (loss)	38.1	(108.7)	4.0	22.6	(32.7)	12.4	30.8	159.4
Earnings (loss) per share from continuing operations — basic	0.21	(1.84)	0.06	0.37	(0.54)	0.19	0.50	0.32
Earnings (loss) per share								
Basic	0.64	(1.84)	0.07	0.38	(0.55)	0.21	0.52	2.70
Fully-diluted	0.62	(1.84)	0.07	0.37	(0.55)	0.21	0.51	2.63

(1) The March 31, 2000 quarter includes a provision for real estate losses of \$27.5 million, offset in part by a gain of \$25.9 million for the transaction relating to CTV Sports Net Inc.
(2) The December 31, 1999 quarter includes a provision for rationalization and other costs in Molson Canada for \$188.0 million.
(3) The September 30, 1999 quarter includes a provision for rationalization and other costs in Molson Canada for \$36.0 million.
(4) The June 30, 1999 quarter includes NHL expansion proceeds of \$4.5 million.
(5) The March 31, 1999 quarter includes a provision for rationalization and other costs in Molson Canada for \$58.0 million and a benefit of \$0.9 million relating to the reversal of a provision established in fiscal 1996.
(6) The December 31, 1998 quarter includes a benefit of \$3.3 million relating to the reversal of a provision established in fiscal 1996.
(7) The September 30, 1998 quarter includes \$16.4 million relating to a commodity tax refund and related interest.
(8) The June 30, 1998 quarter includes NHL expansion proceeds of \$4.4 million.

Dividend Policy

The Corporation has paid dividends every year since it became a public company in 1945. The Board of Directors determines dividend levels on the basis of a number of factors, including current and projected net earnings, investment spending requirements and the Corporation's overall financial position.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.067 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.067 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

Directors and Officers

Directors

The names, municipalities of residence and principal occupations of the Corporation's directors in fiscal 2000, and the period during which each director has served on the board of directors, are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
E. James Arnett Montreal, Quebec	President and Chief Executive Officer, Molson Inc.	1996
Dr. L.I. Barber Regina Beach, Saskatchewan	President Emeritus, University of Regina	1978
M.W. Barrett London, England	Group Chief Executive Barclays Plc	1992
Luc Beauregard Montreal, Quebec	Chairman and Chief Executive Officer, NATIONAL Public Relations Inc.	1997
Jean Beliveau Longueuil, Quebec	Corporate Director	1978
Dr. F. Bellini Mount Royal, Quebec	Chief Executive Officer, BioChem Pharma Inc.	1997
D.W. Colson London, England	Deputy Chairman and Chief Executive Officer, Telegraph Group Limited	1997
D.G. Drapkin Alpine, New Jersey	Vice Chairman, MacAndrews & Forbes Holdings Inc.	1998
E.H. Molson Westmount, Quebec	Chairman of the Board, Molson Inc.	1974
R.I. Molson London, England	Deputy Chairman of the Board Molson Inc.	1996
S.T. Molson Westmount, Quebec	Secretary and Member of the Board, The Molson Foundation	1988
D.J. O'Neill Toronto, Ontario	Executive Vice President and Chief Operating Officer, North American Brewing	1999
H.S. Riley Winnipeg, Manitoba	President and Chief Executive Officer, Investors Group Inc.	1999

The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

Effective February 7, 2000, Patrick G. Crowley resigned from the positions of Executive Vice President and Chief Financial Officer and Director of Molson Inc.

On May 4, 2000, Eric Molson, Chairman of the Board of Directors, announced the appointment of Daniel J. O'Neill as President and Chief Executive Officer of the Corporation, replacing Mr. E. James Arnett who will step down at the Annual General Meeting of Shareholders on June 27, 2000 after three years as President and Chief Executive Officer.

Non-Director Senior Officers

The names and municipalities of residence of the non-director senior officers of the Corporation, and the position and principal occupation of each in the Corporation are as follows:

Name and Municipality of Residence	Principal Occupation
P. Boivin Mount Royal, Quebec	Executive Vice President of the Corporation and President, Club de Hockey Canadien, Inc and Molson Centre Inc.
J.M. DeYoung Toronto, Ontario	Senior Vice President, Taxation
M. Giguère Montreal, Quebec	Senior Vice President, Chief Legal Officer and Secretary
J.M. Grossett Gormley, Ontario	Senior Vice President, Human Resources
P.L. Kelley Montreal, Quebec	Senior Vice President, International Brewing Strategy
A.A. de Saldanha Mississauga, Ontario	Vice President, Controller
K.J. Lahti Aurora, Ontario	Vice President, Treasurer
J.P. Macdonald St. Hubert, Quebec	Vice President, Corporate Affairs

On April 28, 2000 the Corporation announced the appointment of Robert Coallier as Executive Vice President and Chief Financial Officer, effective May 29, 2000.

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by the Corporation or the organizations indicated under "Principal Occupation" except: E.J. Arnett, who, prior to May 1997 was a Partner at Stikeman, Elliott; M.W. Barrett who, prior to 1999 was Chairman of Bank of Montreal and prior to February 1999 was Chairman and Chief Executive Officer of Bank of Montreal; R.I. Molson who, prior to January 1998 was Managing Director, Credit Suisse First Boston; D.J. O'Neill who, from January 1998 to March 1999 was Executive Vice President of H.J. Heinz Company, and from 1997 to 1998 was President of Campbell Soup Company, and from June 1995 to 1996 was President of Campbell Sales Company; P. Boivin who, prior to September 1999 was President and Chief Executive Officer of Bauer Nike Hockey Inc.; P.L. Kelley who, prior to July 1996 was Partner, I.T. Practice leader, Ernst and Young; M. Giguère who, prior to August 1999 was Senior Vice President, Corporate Affairs and General Secretary, The Montreal Exchange and prior to October 1997 was a partner of the law firm Martineau Walker; J.M. Grossett who, prior to September 1999 was Senior Vice President, Human Resources at Coca-Cola Beverages; and J.P. Macdonald who, prior to October 1999 was Director of Corporate Communications and Investor Relations at Quebecor Inc.

As of May 4, 2000, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over approximately 60% of the outstanding 12,053,767 Class "B" common shares of the Corporation. Included as part of these holdings were 2,400,000 Class "B" common shares beneficially owned by Mr. E.H. Molson through his associate Lincolnshire Holdings Ltd.; 1,530,000 Class "B" common shares controlled by Mr. E.H. Molson through Pentland Securities (1981) Inc., an associate of Messrs. E.H. Molson and S.T. Molson; 975,000 Class "B" common shares beneficially owned by Mr. S.T. Molson through his associate Nooya Investments Ltd., 1,203,600 Class "B" common shares held by the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are trustees and 1,071,710 Class "B" common shares owned by Swiftsure Trust, an associate of Mr. R.I. Molson.

During fiscal 2000, the Corporation had an Executive Committee whose members were Messrs. E.J. Arnett, M. Barrett, E.H. Molson and R.I. Molson. The Corporation also has an Audit and Finance Committee whose members during fiscal 2000 were Dr. L.I. Barber, Dr. F. Bellini and Messrs. Barrett, Colson and R.I. Molson.

Incorporation

Incorporation and Organization

Molson Inc. was incorporated under the laws of Canada in 1930 and became a public company in 1945. The Corporation was continued under the Canada Business Corporations Act in 1979 and was amalgamated with a wholly-owned subsidiary in 1980.

In 1993 the share provisions relating to the Corporation's Class "A" non-voting shares and Class "B" common shares were amended to provide a "coattail" for the Class "A" non-voting shares. In 1997, the articles of the Corporation were amended to provide the board of directors with the flexibility to appoint additional directors between shareholders' meetings in a timely manner and without incurring the expense of a shareholders' meeting. In 1999, the articles of the Corporation were amended to change the name from The Molson Companies Limited to Molson Inc.

The address of the registered and executive offices of the Corporation is 1555 Notre Dame Street East, Montreal, Quebec, H2L 2R5.

Subsidiaries and Significant Investments

The Corporation and its wholly owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario partnerships. In addition, the Corporation has a 24.95% interest in Molson USA, LLC which is incorporated in Delaware in the United States. The Corporation also has the following significant subsidiaries:

Significant Subsidiaries	Jurisdiction of Incorporation	Ownership of Voting Securities
Molson Centre Inc.	Canada	100%
Club de Hockey Canadien, Inc.	Quebec	100%

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, and interest of insiders in material transactions where applicable, is contained in the Corporation's Management Proxy Circular for the year ended March 31, 1999, and for the year ended March 31, 2000 in respect of the annual meeting which will be held on June 27, 2000. Additional information is provided in the Corporation's 1999 Annual Report to shareholders and for the year ended March 31, 2000 in the Corporation's 2000 Annual Report to shareholders.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, 1555 Notre Dame Street East, Montreal, Quebec, H2L 2R5 a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference herein, a copy of the comparative financial statements of the Corporation for its fiscal year ended March 31, 2000 together with the accompanying report of the auditors and a copy of any interim financial statements of the Corporation subsequent to such financial statements and/or copy of the Management Proxy Circular. The Corporation may require the payment of a reasonable charge before providing such documents to a person who is not a shareholder. If the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, the Corporation will provide to any person (without charge), upon request to the Secretary of the Corporation, any of the documents referred to above and/or copy of any other document not referred to above that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

Management's Discussion & Analysis

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the year ended March 31, 2000 in comparison with the year ended March 31, 1999, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "we," "our," "us," "Corporation" and "Molson" refer to Molson Inc. (formerly The Molson Companies Limited) together with Molson Canada (formerly Molson Breweries) and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

Overview

Fiscal 2000 was a year of immense change for Molson. Following up on our commitment to "reinvent" Molson, we achieved a number of clearly defined goals with the aim of transforming ourselves into a more efficient and competitive operating company, while creating sustainable shareholder value in the process. The foundation of our reinvention remains: aligning the interests of our employees with those of our shareholders; operating strategically; reducing our cost base while improving productivity; and growing our business globally.

Cash flow from operations, which we consider a key measure of the underlying performance of our business, increased by 32% to $255.4 million, or $4.31 per share, compared to $3.28 per share last year.

In fiscal 1999 we acquired the remaining 50% interest in the Molson Canada partnership (Molson Canada) and an additional 24.95% interest in the Coors Canada partnership (Coors Canada). As a result of these acquisitions on June 23, 1998, the fiscal 1999 reported results are not directly comparable with those of the current year, which includes 100% ownership of Molson Canada and a 49.9% interest in Coors Canada for the full year.

To assist the reader, on page 38 we have provided a summary of our consolidated net earnings from continuing operations on a pro forma recurring basis, and on page 41 we have included our Brewing results on a pro forma basis reflecting what our comparative results would have been had we owned 100% of Molson Canada and 49.9% of Coors Canada throughout the previous year.

EBITDA – CONTINUING OPERATIONS *(1), (2)*
($ millions)


64
68
268
96
97
98
99
00

(1) Before provisions for rationalization.
(2) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

FINANCIAL HIGHLIGHTS *($ millions, except per share information)*	**2000**	1999
Sales and other revenues	**2,517.1**	2,120.1
Brewing excise and sales taxes	**621.3**	536.0
	1,895.8	1,584.1
Earnings before interest, income taxes, amortization and the undernoted	**328.0**	267.6
Provisions for rationalization	**(224.0)**	(58.0)
Gain on sale of investment	**25.9**	–
Provision for real estate losses	**(27.5)**	–
Earnings before interest, income taxes and amortization *(i)*	**102.4**	209.6
Amortization of property, plant and equipment	**(65.6)**	(54.3)
Amortization of intangible assets	**(34.7)**	(28.5)
Operating profit	**2.1**	126.8
Net interest expense	**(77.8)**	(62.7)
Income tax recovery (expense)	**4.9**	(36.1)
Earnings (loss) from continuing operations	**(70.8)**	28.0
Earnings from discontinued operations	**26.8**	141.9
Net earnings (loss)	**(44.0)**	169.9
Earnings (loss) per share		
Continuing operations	**(1.19)**	0.47
Discontinued operations	**0.45**	2.41
Net earnings (loss) per share	**(0.74)**	2.88
Cash flow from continuing operations	**255.4**	193.7
Cash flow per share from continuing operations	**4.31**	3.28
Dividends per share	**0.72**	0.72
Outstanding shares *(ii)* *(millions)*	**59.2**	59.0

(i) EBITDA
(ii) Weighted average number of outstanding Class "A" non-voting shares and Class "B" common shares

Fiscal 2000 earnings before provisions for rationalization and real estate losses, gain on sale of investment, amortization, interest and income taxes were $328.0 million, compared with the prior year's $267.6 million. Part of the increase reflects the fact that the prior period included our 50% interest in Molson Canada and our 24.95% interest in Coors Canada only until June 23, 1998, at which time we increased our ownership interests to 100% of Molson Canada and 49.9% of Coors Canada.

While the provisions for rationalization and real estate losses, offset in part by a gain on the transaction relating to our investment in CTV Sports Net Inc. (CTV Sports Net), resulted in a loss from continuing operations of $70.8 million, or $1.19 per share, compared with earnings of $28.0 million or $0.47 per share last year, our pro forma results on a recurring basis, as outlined below, show an increase in net earnings of 52% to $77.0 million or $1.30 per share from $50.8 million or $0.86 per share in fiscal 1999.

($ millions, except per share information)	Net earnings for the year ended March 31 2000	1999	Net earnings per share for the year ended March 31 2000	1999
Earnings (loss) from continuing operations as reported	**(70.8)**	28.0	**$ (1.19)**	$ 0.47
After-tax adjustments to arrive at pro forma recurring net earnings:				
Incremental Brewing operating profit (i)	–	13.6	–	0.23
Incremental net interest expense (i)	–	(12.7)	–	(0.22)
Provisions for rationalization	**149.4**	40.0	**2.52**	0.68
Gain on sale of investment	**(25.9)**	–	**(0.44)**	–
Provision for real estate losses	**27.5**	–	**0.47**	–
Commodity tax refund	–	(5.4)	–	(0.09)
Interest income – commodity tax refund	–	(5.4)	–	(0.09)
Montreal Forum lease settlement	–	(4.2)	–	(0.07)
NHL expansion proceeds	**(3.2)**	(3.1)	**(0.06)**	(0.05)
Earnings from continuing operations – pro forma, recurring	**77.0**	50.8	**$ 1.30**	$ 0.86
Percentage change	52%		51%	

(i) Pro forma adjustments assuming we had 100% ownership of Molson Canada and 49.9% ownership of Coors Canada since April 1, 1998

Brewing operating profit for the year ended March 31, 2000 was 15.1% above last year on a pro forma basis, before provisions for rationalization and other items of a non-recurring nature, as noted in the Brewing section of this report on page 41. This increase reflects higher Brewing revenues resulting from consumer price increases as well as volume increases, a lower percentage of advertising spending and benefits arising from restructuring initiatives, offset in part by price promotions in response to competitive market conditions.

The increased earnings from our Brewing business were, however, partially offset by a loss in the Sports and Entertainment segment which reflects the combined impact of the Montreal Canadiens not qualifying for the playoffs in the 1998/1999 hockey season as well as lower ticket sales, and attraction and concession revenues at the Molson Centre. Further details relating to our Sports and Entertainment segment are included on page 44 of this report.

EBITDA for fiscal 2000 was reduced to $102.4 million by pre-tax rationalization costs of $224.0 million related to the following initiatives:

- An organizational redesign announced by Molson Canada in September 1999, which included measures to centralize the development of marketing and operations strategy while maintaining decentralized execution. In addition, initiatives to increase productivity through a combination of cost reduction and administrative improvements were implemented. A charge of $36 million to cover severance and other costs related to this reorganization was recorded in the second quarter.
- The consolidation of our Ontario brewery operations and the decision to close our Barrie brewery effective September 2000. A charge of $188 million to cover the costs of this rationalization, including the write-down of capital assets, was recorded in the third quarter of the current fiscal year.

The net after-tax impact of the current year's rationalization costs was $149.4 million, or $2.52 per share. Our previous year's results were reduced by an after-tax cost of $40 million, or $0.68 per share, for severance and other costs related to improvements in brewing and distribution system productivity and customer service, primarily in the province of Quebec.

The gain on sale of investment relates to a transaction concluded in February 2000 whereby, for proceeds of $28 million, we sold 9.99% of our 20% interest in CTV Sports Net to Rogers Communications Inc. (Rogers) and granted Rogers an irrevocable option to acquire our remaining interest of 10.01% for nominal consideration, subject to CRTC approval. This transaction has been accounted for as a disposal of our entire interest in CTV Sports Net. The decision to sell our interest in this venture is a continuation of our strategy of divesting non-core assets in order to focus on our Brewing business.

The provision for real estate losses reflects an adjustment to the carrying value of certain non-core real estate interests in Montreal to anticipated net realizable value, reflecting current market conditions.

Amortization of property, plant and equipment and intangible assets for fiscal 2000 was $100.3 million, compared with last year's $82.8 million.

- The increase was due primarily to the higher amortization generated by our acquisition of additional interests in Molson Canada during fiscal 1999.

Net interest expense for the year ended March 31, 2000 was $77.8 million, compared with $62.7 million for the prior fiscal year.

- The increase was due primarily to our incremental share of interest costs in Molson Canada and the interest on added debt raised to acquire the remaining 50% interest in Molson Canada effective June 23, 1998, offset in part by the impact of favourable interest rates following the refinancing of certain debt through the issuance of debentures in May 1999. In addition, last year's interest expense was reduced by interest income of $8.2 million received on a commodity tax refund.

Our cash flow from continuing operations before working capital adjustments for the year ended March 31, 2000 was $255.4 million, compared with $193.7 million for the previous year, an increase of $61.7 million or 32%. Cash flow per share from continuing operations for fiscal 2000 was $4.31, compared with $3.28 for the prior year.

- The increase was attributable to increased earnings generated by our Brewing business, including our increased ownership interests in Molson Canada and Coors Canada.

Our effective tax rate for the year ended March 31, 2000 on earnings from continuing operations, excluding provisions for rationalization and real estate losses and the gain on sale of investment, was 46.6%, compared with a rate of 44.3% in fiscal 1999.

- The increase in our effective tax rate was attributable mainly to the non-deductibility for tax purposes of a full year of additional intangible asset amortization resulting from the acquisition of additional ownership interests in Molson Canada. The above-noted non-recurring items recorded in the current year have had the effect of reducing this effective tax rate to a recovery of 6.5%.
- In the absence of unusual circumstances, our effective tax rate on earnings from continuing operations in fiscal 2001 is expected to be approximately 43%. The expected reduction for fiscal 2001 reflects the implementation of the new income tax accounting rules (Canadian Institute of Chartered Accountants handbook, section 3465) effective April 1, 2000. Further details relating to the effect of these new accounting rules are outlined in the section FUTURE IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS on page 50.

CASH FLOW FROM CONTINUING OPERATIONS (1)
($ millions)



65
99
84
194
255
96
97
98
99
00

(1) *Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.*

Review of Operations

The following tables summarize the sales and other revenues, EBITDA and operating profit of our two business segments – Brewing, and Sports and Entertainment – as well as the net costs of operating the public company and other items not allocated to the business segments.

($ millions)	Sales and Other Revenues 2000	1999
Brewing (i)	**2,374.9**	1,959.0
Excise and sales taxes	**621.3**	536.0
	1,753.6	1,423.0
Sports and Entertainment	**142.1**	157.3
Other	**0.1**	3.8
	1,895.8	1,584.1

($ millions)	EBITDA 2000	1999	Operating Profit (ii) 2000	1999
Brewing (i)(iii)	**114.2**	213.5	**23.0**	139.9
Sports and Entertainment (iv)	**6.8**	13.6	**(2.1)**	4.8
Other (v)	**(18.6)**	(17.5)	**(18.8)**	(17.9)
	102.4	209.6	**2.1**	126.8

(i) Brewing results for the year ended March 31, 1999 reflect the Corporation's 50% proportionate share in Molson Canada and 24.95% interest in Coors Canada until June 23, 1998 and the consolidation of 100% of Molson Canada and proportionate consolidation of 49.9% of Coors Canada thereafter.
(ii) Operating profit (loss) is before interest and income taxes.
(iii) Fiscal 2000 includes provisions for rationalization of $224.0 million and fiscal 1999 includes provisions for rationalization of $58.0 million and $8.2 million relating to a commodity tax refund.
(iv) Fiscal years 2000 and 1999 include NHL expansion proceeds of $4.5 million and $4.4 million respectively. Fiscal 1999 also includes a benefit of $4.2 million relating to the reversal of a provision established in fiscal 1996.
(v) Includes the net costs of operating the Corporate office and maintaining a public company. Fiscal 2000 also includes a $27.5 million provision for real estate losses, offset in part by a gain of $25.9 million for the transaction relating to CTV Sports Net.

The results of each of our businesses are reviewed below:

Brewing

BREWING SALES & OTHER REVENUES (1)
($ millions)



843 855 936 1,959 2,375
96 97 98 99 00

(1) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and other revenues of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

Brewing consists of the ownership by Molson of 100% of the partnership interests in Molson Canada, 49.9% of Coors Canada, which is proportionately consolidated, and 24.95% of Molson USA, LLC (Molson USA), which is equity accounted.

The following table contains a summary of Brewing financial results for fiscal 2000 with a comparison to fiscal 1999.

($ millions)	2000	1999 (i)
Sales and other revenues	**2,374.9**	1,959.0
Excise and sales taxes	**621.3**	536.0
	1,753.6	1,423.0
Earnings before interest, income taxes, amortization and the undernoted	**338.2**	263.3
Amortization of property, plant and equipment	**(57.0)**	(45.6)
Amortization of intangible assets	**(34.2)**	(28.0)
Operating profit before the undernoted	**247.0**	189.7
Provisions for rationalization	**(224.0)**	(58.0)
Commodity tax refund	**-**	8.2
Operating profit (ii)	**23.0**	139.9

(i) Results for the year ended March 31, 1999 reflect the Corporation's 50% proportionate share in Molson Canada and 24.95% partnership interest in Coors Canada until June 23, 1998, and the consolidation of 100% of Molson Canada and proportionate consolidation of 49.9% of Coors Canada thereafter.
(ii) Before interest and income taxes

SALES REVENUE, VOLUME AND MARKET SHARE

The increase in sales and other revenues reflects higher revenues from consumer price increases and volume increases, as well as the consolidation of 100% of Molson Canada's revenues in fiscal 2000 compared with the proportionate consolidation of 50% of Molson Canada's revenues from April 1, 1998 to June 23, 1998 and the consolidation of 100% thereafter in fiscal 1999.

Brewing operating profit for the year was $247.0 million compared to $189.7 million last year, an increase of 30.2% before the current year's provisions for rationalization of $224 million and the prior year's provisions for rationalization of $58 million as well as the commodity tax refund of $8.2 million recorded last year.

This higher operating profit as compared to the previous year reflects the favourable impact of benefits arising from restructuring initiatives and a lower percentage of advertising spending, offset in part by the unfavourable impact of price and in-case promotions in response to competitive market conditions. In addition, results for fiscal 1999 included only our 50% interest in Molson Canada and 24.95% interest in Coors Canada until we increased our ownership of these entities effective June 23, 1998.

The pro forma information below sets forth our Brewing performance assuming we had 100% ownership of Molson Canada and 49.9% ownership of Coors Canada since April 1, 1998.

BREWING EBITDA (1),(2)
($ millions)


119 69 136 272 338
96 97 98 99 00

(1) Before provisions for rationalization.

(2) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

BREWING – PRO FORMA FINANCIAL RESULTS *($ millions)*	**2000**	Pro Forma 1999	Change
Sales and other revenues	**2,374.9**	2,251.3	5.5%
Excise and sales taxes	**621.3**	614.4	1.1%
	1,753.6	1,636.9	7.1%
Earnings before interest, income taxes, amortization and the undernoted	**338.2**	301.3	12.3%
Amortization of property, plant and equipment	**(57.0)**	(52.5)	8.6%
Amortization of intangible assets	**(34.2)**	(34.2)	–
Operating profit before the undernoted	**247.0**	214.6	15.1%
Provisions for rationalization	**(224.0)**	(58.0)	n/m
Commodity tax refund	**-**	8.2	n/m
Operating profit	**23.0**	164.8	n/m

n/m = not meaningful

On this basis, Brewing operating profit, before provisions for rationalization and other items of a non-recurring nature, was 15.1% above last year, surpassing our goal of achieving double digit EBIT growth. This strong earnings performance was achieved in spite of highly competitive market conditions.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, as well as Molson volume shipped to the United States during fiscal 1999 and 2000.

VOLUME *(millions of hectolitres)*	**2000**	1999*
Industry	**20.7**	20.5
Molson (Canada)	**9.3**	9.2
Molson (United States)	**2.2**	2.3

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.
**Fiscal 1999 has been restated to reflect updated industry information.*

Estimated industry sales volume in Canada, including sales of imported beer, during the year ended March 31, 2000 increased by 1.0% compared with fiscal 1999 to approximately 20.7 million hectolitres. The increase occurred principally in the provinces of Ontario and Quebec. The import segment increased by 18% compared with the prior year, to 1.1 million hectolitres.

For fiscal 2000, Molson Canada had a market share of 45.1% of all beer sold in Canada, including imported beer, compared with 45.0% for fiscal 1999.

MOLSON CANADA'S AVERAGE MARKET SHARE *(%)*	2000 Estimated	1999 Actual*
Including sales of imports:		
Canada	**45.1**	45.0
Quebec	**48.8**	48.3
Ontario	**51.1**	51.3
West	**41.0**	41.2

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.
**Market share information for fiscal 1999 has been restated to reflect updated industry volumes. Prior year market share information for Ontario has also been restated to conform to a more accurate basis of calculation, which incorporates LCBO cash register sales data. Previous calculations had incorporated data for shipments to the LCBO.*

Molson Canada has the highest market share in Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. Market conditions remain highly competitive, with intense price competition and significant in-case and other promotional activities.

Our Quebec region showed strong performance during the year, with market share up 0.5 share points, reversing the trend of the past 10 years. This reflects the continued strong performance of MOLSON DRY and MOLSON EXPORT as well as increased sales growth of the CORONA and HEINEKEN brands where distribution was expanded during the year to include convenience and grocery stores. MOLSON DRY market share in Quebec increased to 13.2 share points during fiscal 2000. In addition, TORNADO, the malt-based flavoured beverage launched in fiscal 1999, continued to show strong sales growth.

In the Ontario region, Molson's core brand performance continues to be strong, led by MOLSON CANADIAN, COORS LIGHT, CORONA and HEINEKEN. However, total market share for the year decreased by 0.2 share points as unsupported brands declined. The Ontario market was characterized by intense competitive activity during the year.

In the Western region, the continued strong performance of MOLSON CANADIAN, COORS LIGHT and HEINEKEN drove a 1.0 share point gain in our core brands. MOLSON CANADIAN, the leading brand in Western Canada, recorded its sixth consecutive year of growth in the region. COORS LIGHT also showed renewed growth in Western Canada due to focussed support programs. Growth in core strategic brands, however, was more than offset by declines in unsupported brands, resulting in a modest decline in overall share.

Molson Canada's beer sales to the U.S. market in fiscal 2000, which represented approximately 19% of our total volume, decreased by 3.8% from the previous year's volume to 2.2 million hectolitres.

PROVISIONS FOR RATIONALIZATION

On September 8, 1999 we announced an organizational redesign which included measures to:

- centralize the development of marketing strategies while keeping the execution of such strategies with the regional business teams; and to
- achieve an increase in productivity through a combination of cost reduction and administrative process improvements.

This initiative began with a comprehensive assessment of the financial and administrative processes at Molson Canada and the benchmarking of Molson against 85 other companies. As part of the organization redesign, national shared service centres were established in Toronto for accounting and reporting, payroll and benefits and accounts payable, and in Montreal for accounts receivable. In addition, we are making significant cost improvements in information technology and have reorganized this department so that infrastructure maintenance is headquartered in Toronto and application development is headquartered in Montreal.

A charge of $36 million in respect of the costs associated with implementing these organizational redesign initiatives, including an 18 percent reduction in salaried employees, was recorded in the second quarter of fiscal 2000.

During the year, we also compared our brewing capacity utilization to that of major brewers throughout the world, and concluded that we must improve our capacity utilization and overall facility efficiencies in order to achieve world-class effectiveness.

On October 7, 1999, we announced the consolidation of our Ontario brewing operations and the decision to close our Barrie brewery, effective September 2000. A pre-tax provision of $188 million was recorded during the third quarter of fiscal 2000 to cover the costs of this rationalization, including the write-down of capital assets.

We also announced the planned investment of $100 million in our Toronto brewery over the next five years to bring it to a world-class standard. Once fully implemented, the organizational redesign, process improvements and cost reduction initiatives, including the closure of the Barrie brewery, are expected to result in cost savings of $60 million annually.

In the fourth quarter of fiscal 1999, Molson Canada, in partnership with its unions in the province of Quebec, announced an agreement on plans to improve brewery and distribution system productivity, as well as customer service. That agreement covers employees at the Montreal brewery and in distribution throughout the province of Quebec. It affected approximately 400 employees, included a combination of job buyout offers and enhanced pension benefits, and resulted in a pre-tax charge of $56.0 million. In fiscal 1999, we also established a provision of $2.0 million related to distribution optimization in Western Canada.

BREWING CAPITAL EMPLOYED [1]
($ millions)


364
359
96
97
98
99
00

(1) *Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the assets and liabilities of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 50% of Molson Canada. Fiscal years 1999 and 2000 reflect the consolidation of 100% of Molson Canada.*

COORS CANADA

The Coors Canada partnership, which is 49.9% owned by Molson, is responsible for the management of Coors brands in Canada. Molson Canada brews, distributes and sells the COORS LIGHT brand in Canada.

Coors Canada performance in fiscal 2000 exceeded expections. Both sales volume and EBITDA experienced double digit growth despite an aggressive competitive environment during the year. The COORS LIGHT brand remains the undisputed market leader in the light beer category and is now the fourth-largest brand in Canada. Estimated average national market share in fiscal 2000 exceeded 6.0%, compared with 5.5% in fiscal 1999. This level of performance made COORS LIGHT the fastest growing major brand in Canada during fiscal 2000.

MOLSON USA

Molson USA, which is 24.95% owned by Molson, markets and distributes Molson and Foster's brands in the United States. These brands are imported into the United States from Molson Canada. The production of beer sold to Molson USA enables Molson Canada to enjoy the benefits flowing from increased utilization of its brewing capacity. In addition, Molson also shares in the marketing and distribution profits through its 24.95% ownership interest in Molson USA. The Molson and Foster's brands collectively accounted for approximately 9% of the United States imported beer market in calendar 1999.

Over the past year, the Molson brands in the United States have continued to decline due primarily to the continued softening of interest in the ice beer category in which MOLSON ICE was the leader. A major review of the U.S. market initiated in August 1999 identified the strength of the Molson brand name and high consumer awareness. We continue to monitor the performance of our brands in the U.S. market.

Our equity share of Molson USA's net earnings in fiscal 2000 was $8.2 million, compared with $9.3 million in fiscal 1999.

OTHER

We anticipate that volume in the Canadian beer industry will grow slightly over the next few years due to demographic factors. In fiscal 2000, efforts to reverse the decline in market share continued to show results and, despite intense competitive activity including price reductions and in-case promotions by our major competitor, our market share increased by 0.1 share points to 45.1%. Continuous improvement of our market will be focused on core strategic brands.

In Ontario, beer for home consumption is sold either through Brewers Retail Inc. (BRI) or the Liquor Control Board of Ontario (LCBO), which is the government agency responsible for the distribution and sale of alcoholic beverages (primarily distilled spirits and wine) in the province. Through a limited selection of brands and package sizes, LCBO sales account for more than 13% of the home consumer beer volume sold in Ontario, with the BRI system responsible for all other home consumer beer sales in that province. The issue of privatization of the LCBO has been raised in the past and Molson Canada continues to monitor the distribution system closely to ensure that the efficiency and service provided to our customers is maintained. This is seen as an ongoing process which involves working closely with BRI's shareholders and users to ensure that BRI and LCBO complement each other and continue to provide consumers with an extensive selection of products in a modern retailing environment.

In the Western region, Brewers Distributors Ltd. (BDL), the industry-owned distribution entity, continued its efforts to increase the competitiveness of the distribution system. New collective agreements have been signed in Manitoba, Calgary and a number of locations in British Columbia to allow increased flexibility while reducing costs and improving competitiveness. BDL is currently involved in a labour dispute in Edmonton and as a result, order make-up, delivery and warehousing are now being executed by an independent third party.

In addition to savings and initiatives announced in fiscal 2000, we are continuing to actively evaluate other programs aimed at creating additional value by permanently reducing the cost of doing business. A significant portion of Molson Canada's material costs, such as malted barley, processed corn, aluminum and corrugated paper, are, however, exposed to the price risks characteristic of commodities.

INTERNATIONAL

Outside North America we are pursuing opportunities to build the Molson brand. Initiatives under review focus on expanding the Molson trademarks into new markets, on improving market position in those countries where the Molson brands are currently available, and on positioning Molson as a player in the consolidating international beer market.

SPORTS AND ENTERTAINMENT SALES AND OTHER REVENUES
($ millions)


106 142 134 157 142
96 97 98 99 00

SPORTS AND ENTERTAINMENT EBITDA (1)
($ millions)


8 25 12 5 2
96 97 98 99 00

(1) Fiscal years 2000 and 1999 exclude NHL expansion proceeds. Fiscal 1999 and fiscal 1996 exclude amounts relating to the Montreal Forum lease settlement.

Sports and Entertainment

Sports and Entertainment consists of Club de Hockey Canadien, Inc. (CHC), owner of the Montreal Canadiens of the National Hockey League (NHL), and Molson Centre Inc., which owns and operates a multi-purpose sports and entertainment venue in Montreal.

($ millions)	**2000**	1999
Sales and other revenues	**142.1**	157.3
Earnings before interest, income taxes, amortization and the undernoted	**2.3**	5.0
Amortization of property, plant and equipment	**(8.4)**	(8.3)
Amortization of intangible assets	**(0.5)**	(0.5)
Operating loss from hockey operations and Molson Centre activities before the undernoted	**(6.6)**	(3.8)
NHL expansion proceeds	**4.5**	4.4
Montreal Forum lease settlement	**–**	4.2
Operating profit (loss) (i)	**(2.1)**	4.8

(i) Before interest and income taxes

Sales and other revenues and operating loss for the current year include expansion proceeds of $4.5 million related to the addition of the Atlanta NHL franchise. A similar amount, relating to the addition of the Nashville NHL franchise, was received last year. Additional expansion proceeds totalling US$6.1 million are expected in fiscal 2001 when teams in St. Paul, Minnesota and Columbus, Ohio join the NHL.

The decrease in sales and other revenues and operating loss for the year ended March 31, 2000 reflects the impact of the Montreal Canadiens not qualifying for the playoffs in the 1998/99 hockey season and the decrease in regular season ticket sales for the 1999/2000 hockey season, as well as lower attraction and concession revenues from other events at the Molson Centre. These decreases are partially offset by the increase in broadcasting and advertising revenues. Results for the prior period included sales and other revenue from five playoff games which contributed additional operating profit of $4.6 million. In addition, operating profit for the prior year included a recovery of $4.2 million relating to an amount provided in fiscal 1996 in respect of the Montreal Forum lease.

Fiscal 2000 includes $3 million of incremental operating profit in respect of a new five-year agreement which the NHL negotiated with the ESPN and ABC networks to broadcast nationally televised games in the U.S. market commencing with the 1999/2000 season.

Unfortunately, despite being in the running until the final game of the 1999/2000 season, the team which sustained an unprecedented number of injuries during the year, the highest in the NHL, failed to qualify for the playoffs for the second consecutive season.

The existing NHL Collective Bargaining Agreement between NHL member teams and the NHL Players Association concludes at the end of the 2003/2004 season. Substantial increases in player salaries, payable in U.S. dollars, coupled with the relative weakness of the Canadian dollar, continue to have a significant negative impact on profitability. Notwithstanding the current level of player salaries, management has, through prudent contract management, succeeded in reducing total current player salaries by 2% compared to fiscal 1999. This compares favourably with the 4.5% average player payroll increase experienced in the NHL overall during the 1999/2000 season. Management is committed to ensuring that the rate of player salary growth is contained while striving to significantly improve the team's on-ice performance.

Municipal realty taxes on the Molson Centre are substantially higher than comparable taxes levied on any other NHL arena, particularly those in the United States, most of which are subsidized by substantial public funding. The Molson Centre pays more realty taxes than any other arena in the league. In fact, its realty taxes are more than double those of all U.S. teams combined. These taxes, which amounted to $9.6 million in fiscal 2000, are currently under appeal. Appeal hearings, which commenced in March 1999, are still underway and are expected to continue during fiscal 2001.

A strategic review of our Sports and Entertainment assets to pursue value maximization alternatives continues.

SPORTS AND ENTERTAINMENT CAPITAL EMPLOYED

($ millions)


242
301
310
321
327
96
97
98
99
00

MOLSON CENTRE

The Molson Centre, a state-of-the-art sports and entertainment facility, is the home of the Montreal Canadiens. The Molson Centre has staged approximately 625 events of a varying nature since it opened in 1996, featuring international stars and attracting almost 7 million patrons. The facility is located on leased land in downtown Montreal. The lease agreement allows us to purchase the property at a fixed price at any time after October 2003.

The Molson Centre provides seating for 21,273, including 135 private suites on two levels, the remaining lease terms of which range mostly from one to seven years. The facility also includes 2,600 club seats providing VIP service to clientele. The facility's seating can be easily configured to accommodate between 2,000 and 23,000 spectators for concerts, hockey and other sporting events, and conventions.

Corporate Costs and Other Items

The caption "Other" in the tables on page 40 includes the net costs of operating the Corporate office and maintaining a public company. As previously announced, the executive office in downtown Toronto was closed in fiscal 2000 and certain staff were relocated to Molson Canada's North American Brewing Office on Bloor Street in Toronto. A small nucleus of executive and strategic functions, including those of the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Senior Vice President, Chief Legal Officer and Secretary, have been re-established in Montreal, where our head office has been located since 1786. The Montreal office is also responsible for planning and developing our international brewing activities outside North America, as well as for Corporate Affairs and Investor Relations. No part of these costs is allocated to business operations for segmented disclosure purposes.

On May 4, 2000, Eric Molson, Chairman of the Board of Directors, announced the appointment of Daniel J. O'Neill as President and Chief Executive Officer of the Corporation, replacing Mr. E. James Arnett who will step down at the Annual General Meeting of Shareholders on June 27, 2000 after three years as President and Chief Executive Officer.

Discontinued Operations

On October 25, 1999, we completed the sale of the business operations of Beaver Lumber, our remaining retail business, to Home Hardware Stores Limited (Home Hardware) of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million including a $35 million promissory note. The promissory note payable by Home Hardware, which is secured by a first charge against the Beaver Lumber real estate acquired by Home Hardware and certain other properties, bears interest at 8% per annum. The principal and interest are repayable in installments commencing in October 2002, with any remaining outstanding principal and accrued interest being payable in full in October 2004.

In fiscal 2000 management has, based on information and facts currently available, reduced previously established provisions for environmental remediation costs, closure costs and other claims related to discontinued operations by $25 million. This amount is reflected in earnings from discontinued operations. The remaining provisions relating to discontinued operations are included in current and non-current liabilities of discontinued operations in the consolidated balance sheet.

Earnings from discontinued operations for the current year also reflect a tax benefit of $1.8 million (1999 – $2.5 million) resulting from previously unrecognized tax loss carry-forwards used in the year.

Fiscal 1999 earnings from discontinued operations included a net gain of $133.6 million on the disposal of our 25% interest in The Home Depot Canada and an estimated net loss on the eventual disposal of Beaver Lumber, together with the after-tax earnings of Beaver Lumber to June 30, 1998, the date we adopted a formal plan to dispose of that business, and our 25% share of The Home Depot Canada's earnings to the date of disposal.

Financial Condition and Liquidity

Our consolidated balance sheet as at March 31, 2000, together with comparative fiscal 1999 figures, is summarized as follows:

($ millions)	**2000**	1999
Current assets	**452.4**	535.9
Less: Current liabilities	**(598.7)**	(656.0)
Working capital	**(146.3)**	(120.1)
Investments and other assets	**283.0**	271.8
Property, plant and equipment	**1,080.8**	1,212.0
Intangible assets	**1,275.8**	1,310.5
Non-current assets of discontinued operations	**19.8**	109.4
	2,513.1	2,783.6
Represented by:		
Long-term debt	**1,161.9**	1,271.5
Deferred gain	**56.9**	63.0
Deferred liabilities	**99.9**	102.2
Deferred income taxes	**111.4**	120.0
Non-current liabilities of discontinued operations	**57.3**	118.8
	1,487.4	1,675.5
Shareholders' equity	**1,025.7**	1,108.1
	2,513.1	2,783.6

In fiscal 2001, working capital requirements will continue to be funded through cash generated from operations and available credit facilities.

Long-term debt maturities through to fiscal 2003 are expected to be financed by accumulated cash provided from operations or by utilization of the existing or renewed term loan facility.

At March 31, 2000, our ratio of current assets to current liabilities was 0.8:1, unchanged from last year.

During fiscal 2000, our commercial paper rating was maintained at R-1 (low) with a stable outlook by Dominion Bond Rating Service (DBRS).

The reduction in the carrying value of property, plant and equipment reflects the provision to write down capital assets at our Barrie brewery to estimated net realizable value following the decision to close that brewery in September 2000.

DISCONTINUED OPERATIONS

The reduction in assets and liabilities of discontinued operations reflects the sale of our Beaver Lumber business to Home Hardware in October 1999 and the reduction of a portion of the previously established provisions for remediation, closure and other claims related to discontinued operations.

FINANCIAL INSTRUMENTS AND LONG-TERM LIABILITIES

Our consolidated long-term debt for the years ended March 31, 2000 and 1999 was as follows:

($ millions)	**2000**	1999
Debentures	**298.0**	–
Term loan (Molson Canada)	**74.6**	202.1
Debentures (Molson Canada)	**739.3**	742.4
Land lease (Molson Centre)	**50.0**	50.0
Term loan	**–**	280.0
Other	**–**	0.2
	1,161.9	1,274.7
Less: Current portion	**–**	3.2
	1,161.9	1,271.5


NET DEBT AND EQUITY
($ millions)
1,233
1,100
1,137
1,026
979
907
905
881
169
(145)
Net Debt
Equity
96
97
98
99
00

- Our long-term debt decreased by $109.6 million or 8.6% during fiscal 2000, reflecting a current year repayment facilitated by cash generated by the Brewing business in excess of current operating requirements, as well as proceeds on the sale of Beaver Lumber and the transaction relating to CTV Sports Net.
- On May 3, 1999, we issued two series of debentures totalling $300 million. The Series A Debentures for $150 million bear annual interest of 5.40% and are due on May 3, 2002, while the Series B Debentures for $150 million bear annual interest of 5.50% and are due on May 3, 2004. The net proceeds from the offering were $297.9 million, which were used to repay borrowings of $280 million under the $550 million five-year term credit facility, which was cancelled, and for general corporate purposes. The refinancing eliminated certain restrictive covenants and reduced the annual net interest expense.

The Term loan (Molson Canada) represents borrowings made by Molson Canada under a $300 million revolving floating rate arrangement, which is unsecured and without recourse to Molson Canada's partners. The principal amount is fully repayable on August 31, 2003. On April 18, 2000, the covenants of this facility were amended and the terms were adjusted to reflect current market conditions.

Details of the Debentures (Molson Canada) are provided under note 14 of the consolidated financial statements. During fiscal 2000, we negotiated amendments to the covenants in certain Molson Canada debentures issued in fiscal 1993, making them consistent with the terms of other debentures issued by Molson Canada in fiscal 1998.

During fiscal 2000, DBRS and Canadian Bond Rating Service (CBRS) maintained the Molson Inc. long-term debt rating at A (low) with a stable outlook.

During fiscal 2000, CBRS downgraded Molson Canada's bond rating to A from A (High), while DBRS maintained Molson Canada's rating at A with a stable trend.

Interest rates on total long-term debt ranged between 4.7% and 9.1% during fiscal 2000.

At March 31, 2000, our net debt-to-equity ratio was 53:47, unchanged from last year.

We utilize off-balance sheet financial instruments primarily to manage the volatility of borrowing costs and to hedge the economic risk of U.S. dollar amounts and certain commodity requirements. The instruments which we use to manage these risks principally consist of interest rate swaps to manage interest rate exposure on long-term debt, and foreign currency options and forward contracts to manage foreign currency exposure. We are currently a net buyer of U.S. dollars and have entered into certain foreign exchange contracts. Molson Canada also hedges some commodity purchases with futures contracts on U.S. commodity exchanges. At March 31, 2000, Molson Canada had no commodity futures contracts; however, we may enter into such contracts depending on market analysis.

- We follow a policy of not using financial instruments for speculative purposes, and have procedures in place to monitor and control the use of financial instruments.

Capital Spending


CAPITAL SPENDING
($ millions)
187
50
42
61
55
96
97
98
99
00

Capital spending for the years ended March 31, 2000 and 1999 was as follows:

($ millions)	2000	1999
Brewing	**53.3**	58.5
Sports and Entertainment	**1.8**	2.1
Other	**0.1**	0.2
Total	**55.2**	60.8

Molson Canada's capital spending in fiscal 2000 supported the Corporation's strategic requirements, including investments in the Montreal and Etobicoke breweries to upgrade capacity and efficiency in anticipation of the September 2000 closure of the Barrie brewery. Fiscal 2001 capital spending is expected to be approximately $54 million, including spending for maintenance capital and further investments to upgrade capacity and efficiency at our Etobicoke and Montreal breweries.

Sports and Entertainment's capital spending in fiscal 2000 was mainly on the Molson Centre. Fiscal 2001 capital spending is expected to be approximately $1 million.

- Our objective is that capital expenditures not exceed amortization of tangible capital assets, and we expect to fund fiscal 2001 capital expenditures from our operating cash flow. In addition, all capital projects are subject to an economic value added (EVA®) analysis to ensure that spending is prioritized in order to maximize shareholder value.

Shareholders' Equity

Our capital stock increased during fiscal 2000 by $4.3 million to $468.6 million at March 31, 2000, reflecting the issuance of stock dividends and the exercise of stock options.

- Our book value per share decreased to $17.30 at March 31, 2000 from $18.77 at March 31, 1999, reflecting primarily the impact of rationalization provisions recorded during the year.
- As a result of the implementation of new accounting rules relating to Employee Future Benefits and Income Taxes, we will record significant non-cash accounting charges against retained earnings in Fiscal 2001. Further details are outlined in the section Future Impact Of New Accounting Pronouncements on page 50.

Dividends

Dividends paid to shareholders totalled $42.7 million in fiscal 2000, compared with $42.5 million in fiscal 1999. Our annual dividend rate was maintained at $0.72 per share during fiscal 2000.

Changes in Financial Position

The decrease in net cash of $17.3 million, together with a comparison for fiscal 1999, is summarized below:

($ millions)	2000	1999
Provided from operations	**255.4**	193.7
Used for working capital	**(29.7)**	(43.1)
Rationalization costs	**(37.0)**	(8.0)
Provided from operating activities	**188.7**	142.6
Used for investing activities	**(65.6)**	(1,151.3)
Provided from (used for) financing activities	**(148.6)**	227.1
Decrease in net cash from continuing operations	**(25.5)**	(781.6)
Increase in net cash from discontinued operations	**8.2**	417.3
Decrease in net cash	**(17.3)**	(364.3)

Cash used for working capital in fiscal 2000 amounted to $29.7 million, due mainly to increased receivables and inventory in our Brewing business.

Cash used for investing activities of $65.6 million included $55.2 million for the purchase of property, plant and equipment – mainly for Molson Canada – and $34.7 million related to the funding of pension arrangements. Cash used for investing activities was partially offset by proceeds from the disposal of investments and other assets, including the transaction relating to CTV Sports Net. Last year's cash used for investing activities included $1,074.1 million for the cost of our acquisition of the remaining 50% interest in Molson Canada and an additional 24.95% investment in Coors Canada. Cash used for financing activities of $148.6 million reflects the $109.6 million reduction of long-term debt and cash dividends of $39.7 million. During fiscal 2000, we issued $300 million of debentures and used the proceeds to repay the outstanding amount of $280 million drawn under the $550 million credit facility, which was then cancelled, and for general corporate purposes.

The increase in net cash from discontinued operations of $8.2 million reflects the net cash proceeds received from the sale of Beaver Lumber, offset in part by spending relating to retained properties and other liabilities of our discontinued businesses. Last year's increase in net cash from discontinued operations included $375 million in proceeds from the sale of our 25% interest in The Home Depot Canada.

Contingent Liabilities

We are subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held businesses, none of which is expected to materially affect our financial results.

Environment

We have a comprehensive program, guided by a committee of the Board of Directors, to oversee environmental, crisis management, and health and safety matters. Management has concluded, based upon existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by us on these matters, other than as specifically provided for, are not likely to be material to our operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations which is not being responsibly addressed.

Year 2000

Following a comprehensive process to address all significant internal and external Year 2000 business and technology risks, we are pleased to report a smooth transition through January 1, 2000 with no disruptions to our business activities.

Total costs related to Year 2000 activities were $15 million. Of this amount, $7 million relating to replacement systems was capitalized and the remaining costs were expensed as incurred. During the year ended March 31, 2000, we expensed $4 million on Year 2000 activities, while $3 million was capitalized.

Future Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2000 Molson will adopt, on a retroactive basis, without restatement of prior year's financial statements, the provisions of the new Canadian Institute of Chartered Accountants (CICA) handbook, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes".

Implementation of the new accounting rules relating to Employee Future Benefits will, in addition to other prescribed changes, result in a change in our accounting policy for postemployment benefits other than pensions (i.e., retiree supplemental health care and life insurance), from the existing policy of recognizing the cost of these benefits on a cash basis as payments are made to an accrual basis covering the projected future costs for both retired and active service employees. In addition, the discount rate used to determine the accrued pension benefit obligation must be based on market rates for long-term debt instruments, which is lower than the rate currently used by the Corporation. Based on current discount rates and other estimated assumptions, implementation of these new accounting rules relating to Employee Future Benefits, including our share of the related impact on equity-accounted entities, will result in a non-cash one-time after-tax charge against retained earnings of approximately $120 million.

In accordance with the provisions of the new CICA handbook, section 3465 relating to Income Taxes, future income taxes must be recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities. The impact of this new pronouncement is particularly significant for Molson since, as a result of recent acquisitions, assets such as fixed assets and brand names have been written up to fair value for accounting purposes without a corresponding increase in their tax cost bases. The required implementation of these new accounting rules relating to Income Taxes will result in a $123 million increase in the book value of brand names and a further non-cash one-time charge against retained earnings of approximately $200 million.

Implementation of these new accounting rules is expected to result in a change in our debt-to-equity ratio from 53:47 to 62:38.

The adoption of these new accounting rules is not expected to have a material impact on our future earnings.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five external directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.



E. James Arnett
President and Chief Executive Officer
May 3, 2000

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2000 and 1999 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


PricewaterhouseCoopers LLP

Chartered Accountants
Canada, May 3, 2000

Consolidated Statements of Earnings

Years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)	2000	1999
Sales and other revenues *(note 11 (ii))*	$ 2,517.1	$ 2,120.1
Brewing excise and sales taxes	621.3	536.0
	1,895.8	1,584.1
Costs and expenses		
Cost of sales, selling and administrative costs	1,567.8	1,316.5
Provisions for rationalization *(note 4)*	224.0	58.0
Gain on sale of investment *(note 5)*	(25.9)	–
Provision for real estate losses	27.5	–
	1,793.4	1,374.5
Earnings before interest, income taxes and amortization	102.4	209.6
Amortization of property, plant and equipment	65.6	54.3
Amortization of intangible assets	34.7	28.5
Operating profit	2.1	126.8
Net interest expense *(note 6)*	77.8	62.7
Earnings (loss) before income taxes	(75.7)	64.1
Income tax expense (recovery) *(note 7)*	(4.9)	36.1
Earnings (loss) from continuing operations	(70.8)	28.0
Earnings from discontinued operations *(note 8)*	26.8	141.9
Net earnings (loss)	$ (44.0)	$ 169.9
Earnings (loss) per share from continuing operations *(note 9)*		
basic	$ (1.19)	$ 0.47
fully-diluted	$ (1.19)	$ 0.47
Earnings (loss) per share *(note 9)*		
basic	$ (0.74)	$ 2.88
fully-diluted	$ (0.74)	$ 2.82

Consolidated Statements of Retained Earnings

Years ended March 31, 2000 and 1999 (Dollars in millions)	2000	1999
Retained earnings – *beginning of year*	$ 643.8	$ 516.4
Net earnings (loss)	(44.0)	169.9
	599.8	686.3
Dividends – cash	39.7	40.5
Dividends – stock	3.0	2.0
	42.7	42.5
Retained earnings – *end of year*	$ 557.1	$ 643.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at March 31, 2000 and 1999 (Dollars in millions)	**2000**	1999
Assets		
Current assets		
Cash and short-term investments	**$ 69.6**	$ 43.9
Accounts receivable	**176.3**	164.0
Inventories *(note 10)*	**133.6**	127.1
Prepaid expenses	**53.7**	57.1
Current assets of discontinued operations *(note 8)*	**19.2**	143.8
	452.4	535.9
Investments and other assets *(note 11)*	**283.0**	271.8
Property, plant and equipment *(note 12)*	**1,080.8**	1,212.0
Intangible assets *(note 13)*	**1,275.8**	1,310.5
Non-current assets of discontinued operations *(note 8)*	**19.8**	109.4
	$ 3,111.8	$ 3,439.6
Liabilities		
Current liabilities		
Bank indebtedness	**$ 44.4**	$ 2.6
Accounts payable and accruals	**325.5**	326.3
Provision for rationalization costs	**97.5**	62.3
Taxes payable	**88.3**	81.0
Dividends payable	**10.7**	10.6
Deferred income taxes	**26.2**	28.8
Current portion of long-term debt *(note 14)*	**-**	3.2
Current liabilities of discontinued operations *(note 8)*	**6.1**	141.2
	598.7	656.0
Long-term debt *(note 14)*	**1,161.9**	1,271.5
Deferred gain *(note 15)*	**56.9**	63.0
Deferred liabilities	**99.9**	102.2
Deferred income taxes	**111.4**	120.0
Non-current liabilities of discontinued operations *(note 8)*	**57.3**	118.8
	2,086.1	2,331.5
Shareholders' equity		
Capital stock *(note 17)*	**468.6**	464.3
Retained earnings	**557.1**	643.8
	1,025.7	1,108.1
	$ 3,111.8	$ 3,439.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:



Director



Director

Consolidated Statements of Cash Flows

Years ended March 31, 2000 and 1999 (Dollars in millions)	**2000**	1999
Operating activities		
Earnings (loss) from continuing operations	**$ (70.8)**	$ 28.0
Provisions for rationalization *(note 4)*	**224.0**	58.0
Gain on sale of investment *(note 5)*	**(25.9)**	–
Provision for real estate losses	**27.5**	–
Amortization of property, plant and equipment	**65.6**	54.3
Amortization of intangible assets	**34.7**	28.5
Deferred income taxes	**(9.7)**	35.2
Other	**10.0**	(10.3)
Cash provided from operations	**255.4**	193.7
Used for working capital	**(29.7)**	(43.1)
Rationalization costs	**(37.0)**	(8.0)
Cash provided from operating activities	**188.7**	142.6
Investing activities		
Additions to property, plant and equipment	**(55.2)**	(60.8)
Additional investments in Brewing net assets including costs and bank indebtedness assumed *(note 2)*	**–**	(1,074.1)
Proceeds from sale of property, plant and equipment	**1.0**	3.3
Additions to investments and other assets	**(44.9)**	(41.8)
Proceeds from disposal of investments and other assets	**33.5**	22.1
Cash used for investing activities	**(65.6)**	(1,151.3)
Financing activities		
Increase in long-term debt *(note 14)*	**297.5**	469.8
Reduction in long-term debt *(note 14)*	**(407.8)**	(202.2)
Cash dividends	**(39.7)**	(40.5)
Other	**1.4**	–
Cash provided from (used for) financing activities	**(148.6)**	227.1
Decrease in net cash from continuing operations	**(25.5)**	(781.6)
Increase in net cash from discontinued operations *(note 8)*	**8.2**	417.3
Decrease in net cash	**(17.3)**	(364.3)
Net cash at beginning of year	**42.5**	406.8
Net cash at end of year	**$ 25.2**	$ 42.5
Net cash consists of:		
Cash and cash equivalents	**$ 69.6**	$ 43.9
Bank overdraft	**(44.4)**	(2.6)
Cash and cash equivalents of discontinued operations	**–**	1.2
Net cash at end of year	**$ 25.2**	$ 42.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

1. Accounting Policies

CONSOLIDATION

The accounts of all subsidiaries are consolidated.

JOINT VENTURES AND OTHER INVESTMENTS

In fiscal 1999, prior to the acquisition of the final 50% interest in Molson Canada (formerly Molson Breweries), the Corporation's investment in Molson Canada was proportionately consolidated. Subsequent to June 23, 1998, the Molson Canada partnership is fully consolidated (see note 2). The Corporation's investment in the Coors Canada partnership is proportionately consolidated at 24.95% to June 23, 1998 and 49.9% thereafter. Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Real estate held for sale is stated at the lower of cost, which includes carrying and financing costs, and net realizable value. Other investments are carried at the lower of cost and net recoverable amount.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

INVENTORIES

Inventories other than returnable containers are valued at the lower of cost and net realizable value. The cost of returnable containers is amortized over their estimated useful lives.

CAPITAL ASSETS

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided from the date property, plant and equipment are placed into service on the straight-line method, principally at annual rates of 2% to 5% for buildings and from 5% to 33% for equipment.

Intangible assets, which include goodwill, brand names and hockey franchises, are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis, principally over 40 years.

The Corporation evaluates the potential permanent impairment of goodwill on an ongoing basis. Such evaluation determines any impairment in value, taking into account the ability to recover the unamortized portion of goodwill from expected future operating cash flows on an undiscounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations.

INCOME TAXES

The Corporation follows the tax deferral method of accounting for income taxes, whereby earnings are charged with income taxes relating to reported earnings. Differences between such taxes and taxes currently payable are reflected in the accounts and arise because certain items of revenue and expense are reported in the accounts at different times than they are reported for income tax purposes.

PENSION PLANS

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover virtually all employees. The majority of plans provide defined benefits. Funding requirements are based on actuarial determinations. Pension expenses are charged to earnings using an actuarial method which matches pension plan costs to the year in which the related employee services are rendered. Past service costs together with experience gains and losses, and the initial difference between pension plan assets and the present value of the accrued pension benefits, are amortized over the expected average remaining service lives of the respective pension plan members.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

POSTEMPLOYMENT BENEFITS

In addition to pension benefits, the Corporation generally provides postemployment benefits such as supplemental health care and life insurance. Costs of these benefits are charged to earnings as payments are made by the Corporation.

STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation introduced an employee share ownership plan to all full-time employees during fiscal 2000. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings as purchases are made.

2. Investment in Brewing

On June 23, 1998, the Corporation acquired Foster's Brewing Group Limited's (FBG) 50% interest in the Molson Canada partnership and its 24.95% interest in the Coors Canada partnership for a cash payment of $1 billion. As a result of this transaction, the Corporation has 100% ownership of the Molson Canada partnership. The transaction also increased the Corporation's interest in the Coors Canada partnership from 24.95% to 49.9%. The transaction was financed by proceeds from the realization of short-term investments and bank debt.

Details of the Corporation's acquisition are as follows:

	1999
Assets acquired and liabilities assumed:	
Property, plant and equipment	$ 499.3
Brand names	980.0
Goodwill	94.4
Working capital deficit	(38.0)
Long-term debt	(444.2)
Deferred income taxes	(55.0)
Other	37.6
	$ 1,074.1
Consideration:	
Cash (including costs and bank indebtedness assumed)	$ 1,074.1

3. Investments in Joint Ventures

The following information for fiscal 2000 includes the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investment in Coors Canada, which are included in the consolidated financial statements. For fiscal 1999, the following also includes the Corporation's proportionate share of Molson Canada's revenues and expenses and cash flows until June 23, 1998, which are included in the consolidated financial statements.

	2000	1999
Assets		
Current	$ 7.8	$ 6.5
Non-current	$ 18.5	$ 19.7
Liabilities		
Current	$ 1.4	$ 1.0
Sales and other revenues	$ 108.3	$ 362.1
Operating costs and other expenses	$ 75.5	$ 310.1
Net interest	$ –	$ 6.9
Cash provided from (used for):		
Operating activities	$ 33.4	$ 53.5
Investing activities	$ (0.1)	$ (9.0)
Financing activities	$ –	$ (0.1)

Molson Canada's fiscal 1999 revenues, expenses and cash flows are proportionately consolidated at 50% until June 23, 1998, and at 100% thereafter.

4. Provisions for Rationalization

	2000	1999
Molson Canada	$ 224.0	$ 58.0

On September 8, 1999, Molson Canada announced an organizational redesign which included measures to centralize the development of strategy for marketing and operations, while maintaining decentralized execution, and to increase productivity through a combination of cost reductions and administrative process improvements. This resulted in a significant reduction in the number of salaried employees across Canada and a second-quarter pre-tax charge of $36.0 in respect of costs associated with implementing these initiatives.

On October 7, 1999, Molson Canada announced the closure of its Barrie brewery, effective September 2000. A pre-tax provision of $188.0 to cover the costs of this rationalization, including the write-down of capital assets, was recorded in the third quarter of fiscal 2000.

In the fourth quarter of fiscal 1999, Molson Canada announced an agreement with its unions in the province of Quebec to improve brewing and distribution system productivity and customer service. The agreement, which covers employees at the Montreal brewery and in distribution throughout the province of Quebec, affected approximately 400 employees and included a combination of job buyout offers and enhanced pension benefits, and resulted in a pre-tax charge of $56.0. Also in fiscal 1999, Molson Canada established a provision of $2.0 related to distribution optimization plans in the Western region.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

5. Gain on Sale of Investment

	2000	1999
Gain on sale of investment	**$ 25.9**	$ –

The gain on sale of investment relates to a transaction concluded in February 2000, whereby, for proceeds of $28.0 the corporation sold 9.99% of its 20% interest in CTV Sports Net Inc. to Rogers Communications Inc. (Rogers) and granted Rogers an irrevocable option to acquire the remaining interest of 10.01% for nominal consideration, subject to CRTC approval.

6. Net Interest Expense

	2000	1999
Interest on long-term debt	**$ 76.9**	$ 75.8
Other interest	**2.9**	3.6
	79.8	79.4
Less: Interest income	**(2.0)**	(16.7)
	$ 77.8	$ 62.7

Interest paid in fiscal 2000 was $74.8 (1999 – $85.0).

7. Income Taxes

The effective income tax rate on earnings from continuing operations is influenced from year to year by the business segment mix of the consolidated earnings, as well as various tax incentives introduced by governments from time to time to encourage investment (such as manufacturing and processing credits). The following table reconciles income taxes calculated at a combined Canadian federal and provincial tax rate with the income tax provision in the consolidated financial statements:

	2000	1999
Earnings (loss) before income taxes	**$ (75.7)**	$ 64.1
Income taxes at Canadian statutory rates (2000 – 42.9%; 1999 – 42.5%)	**(32.5)**	27.2
Increased (decreased) by the tax effect of:		
Non-deductible amortization of intangible assets	**14.2**	11.5
Large corporations tax	**4.9**	4.9
Capital losses not recognized in the year (net)	**4.5**	–
Manufacturing and processing credits	**2.5**	(6.7)
Non-taxable amortization of deferred gain	**(2.6)**	(2.6)
Non-deductible and other items	**4.1**	1.8
Income tax expense (recovery)	**$ (4.9)**	$ 36.1
Comprised of:		
Current portion	**$ 4.8**	$ 0.9
Deferred portion	**$ (9.7)**	$ 35.2

The Corporation has significant tax loss carry-forwards arising from the discontinued Diversey businesses. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation. The future benefit, if realized, will be recognized as income from discontinued operations.

8. Discontinued Operations

In fiscal 1996, the Corporation discontinued its participation in Diversey Corporation's Chemical Specialties business and, with the exception of a number of redundant plants and other facilities, the three principal businesses of this segment were disposed of in fiscal 1997.

On April 30, 1998, the Corporation sold its 25% interest in The Home Depot Canada to subsidiaries of The Home Depot, Inc. of Atlanta for cash consideration of $375.0. Subsequently, on June 30, 1998, the measurement date, the Corporation reached the decision to discontinue its participation in the Retail sector by adopting a formal plan to dispose of the Beaver Lumber business. The Home Depot Canada transaction and the estimated loss on the eventual disposal of Beaver Lumber resulted in a net gain of $133.6, which was recorded in fiscal 1999.

On October 25, 1999, the Corporation concluded a transaction to sell the business operations of Beaver Lumber, the Corporation's remaining retail business, to Home Hardware Stores Limited (Home Hardware) of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68.0 in cash and debt.

The estimated losses on the disposals of Diversey and Beaver Lumber were based on management's best estimate of assumptions with respect to a variety of items. These included the proceeds to be realized on retained assets, provisions for remediation, closure and other costs related to the disposition of redundant plants and other facilities previously operated by Diversey and Beaver Lumber and not yet disposed of, and other actual and contingent liabilities and other possible claims.

For fiscal 2000, management has, based on information and facts currently available, released an amount of $25.0 from previously established provisions for loss on disposition, remediation, closure and other claims related to discontinued operations. The remaining balance of the provision for loss is included in the current and non-current liabilities of discontinued operations in the consolidated balance sheet.

There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

	2000	1999
Sales and other revenues	**$ 257.1**	$ 421.3
Earnings before income tax	**-**	7.2
Income tax expense	**-**	1.4
Net income from operations to measurement date	**-**	5.8
Net gain on disposal *(i)*	**-**	133.6
Reduction in the provision for loss	**25.0**	-
Tax recovery from tax loss carry-forwards	**1.8**	2.5
Earnings from discontinued operations	**$ 26.8**	$ 141.9

(i) The net gain includes the gain on the sale of The Home Depot Canada together with transaction and other costs, and the provision for loss on the disposition of the Beaver Lumber business and other actual and contingent liabilities as well as other possible claims. Also included in the net gain are the estimated net earnings from discontinued operations between the measurement date and the estimated date of disposal. The net gain includes a tax recovery of $21.4, as well as $64.4 relating to the utilization of previously unrecognized tax losses.

Cash provided from (used for) discontinued operations is as follows:

	2000	1999
Operating activities	**$ (4.9)**	$ 4.5
Investing activities	**22.3**	400.6
Financing activities	**(9.2)**	12.2
Cash provided from discontinued operations	**$ 8.2**	$ 417.3

9. Earnings Per Share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year (2000 – 59,216,721 shares; 1999 – 59,014,149 shares).

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

10. Inventories

	2000	1999
Finished and in process	$ 53.6	$ 50.3
Raw materials and supplies	33.1	34.7
Returnable containers	46.9	42.1
	$ 133.6	$ 127.1

11. Investments and Other Assets

	2000	1999
Investments, at equity (i)(ii)	$ 85.6	$ 84.3
Investments, at cost	14.8	13.1
Long-term receivables (iii)	54.4	20.0
Deferred pension assets	92.7	97.8
Deferred charges	12.8	23.7
Real estate held for sale	22.7	32.9
	$ 283.0	$ 271.8

(i) Includes the Corporation's interests in Brewers Retail Inc. and Molson USA, LLC (Molson USA).
(ii) Included in "Sales and other revenues" are equity earnings of $8.2 (1999 – $13.1).
(iii) Includes a $35.0, 8% secured note receivable due from Home Hardware in fiscal 2005, resulting from the sale of Beaver Lumber.

12. Property, Plant and Equipment

	2000			1999		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land (i)	$ 108.4	$ –	$ 108.4	$ 114.4	$ –	$ 114.4
Buildings	554.5	124.4	430.1	576.5	114.3	462.2
Equipment (ii)	770.1	250.7	519.4	798.9	197.4	601.5
Assets under construction	22.9	–	22.9	33.9	–	33.9
	$ 1,455.9	$ 375.1	$ 1,080.8	$ 1,523.7	$ 311.7	$ 1,212.0

(i) Includes land under capital lease of $50.0 (1999 – $50.0).
(ii) Includes equipment under capital lease with a cost of $6.8 (1999 – $6.8) and accumulated amortization of $5.0 (1999 – $2.6).

13. Intangible Assets

	2000	1999
Goodwill	$ 203.6	$ 209.0
Brand names (i)	1,063.2	1,092.0
Hockey franchises (ii)	9.0	9.5
	$ 1,275.8	$ 1,310.5

(i) The cost and accumulated amortization of brand names at March 31, 2000 amounted to $1,128.2 (1999 – $1,128.2) and $65.0 (1999 – $36.2), respectively.
(ii) The cost and accumulated amortization of hockey franchises at March 31, 2000 amounted to $12.0 (1999 – $12.0) and $3.0 (1999 – $2.5), respectively.

14. Long-Term Debt

	2000	1999
Term loan (Molson Canada) (i)	$ 74.6	$ 202.1
Debentures (ii)		
$150 – 5.40% due May 3, 2002	149.1	–
$150 – 5.50% due May 3, 2004	148.9	–
Debentures (Molson Canada) (iii)		
$150 – 8.20% due March 11, 2003	149.9	149.9
$100 – 9.10% due March 11, 2013	99.9	99.9
$150 – 8.40% due December 7, 2018	149.8	149.8
$200 – 6.00% due June 2, 2008	199.4	199.3
$100 – 6.70% due June 2, 2028	99.4	99.4
Fair value adjustment at June 23, 1998 (iv)	40.9	44.1
Land lease obligations (v)	50.0	50.0
Term loan (vi)	–	280.0
Other	–	0.2
	1,161.9	1,274.7
Less: Current portion	–	3.2
	$ 1,161.9	$ 1,271.5

(i) Represents borrowings made by Molson Canada under a $300.0 revolving floating rate arrangement, which is unsecured and without recourse to the partners. The principal amount of the facility is fully repayable on August 31, 2003. Loans under this facility bore interest at rates averaging 5.6% during fiscal 2000 (fiscal 1999 – 5.7%).

(ii) Represents debentures issued by the Corporation on May 3, 1999. The debentures are redeemable at the option of Molson Inc. at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. The debentures are direct unsecured obligations of the Corporation. The proceeds were used to repay the term loan and for general corporate purposes (see *(vi)*).

(iii) Represents debentures issued by Molson Canada. The debentures are redeemable at the option of Molson Canada at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. Debenture holders have no recourse against assets of the Corporation other than assets distributed by Molson Canada to the Corporation in violation of certain covenants in the trust indenture, or assets distributed in certain instances when Molson Canada is insolvent and which, in each case, are not returned to Molson Canada.

(iv) Represents the adjustment required to arrive at the fair market value of the debentures in *(iii)* above as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted average basis which, at the acquisition date, was approximately 15 years.

(v) Relates to a 99-year lease arrangement for the land on which the Molson Centre has been constructed. The lease payments are based on prevailing interest rates and changes in the Consumer Price Index. The lease payments during the next five years using the prime interest rate at March 31, 2000 are estimated to be $3.1, $3.1, $3.1, $3.3 and $3.5. The Corporation has an option to acquire the property for $50.0 at any time after October 2003.

(vi) Represents borrowings made by the Corporation under a $550.0 revolving credit facility arranged with a syndicate of banks. The facility comprised a $360.0 tranche to partly finance the acquisition of 50% of Molson Canada and a $190.0 revolving operating facility. The average interest rate on this facility for the period ended March 31, 1999 was 5.2%. On May 3, 1999, the facility was repaid with a portion of the proceeds received from the debenture issuance, and cancelled (see *(ii)*).

(vii) On May 3, 1999, the Corporation entered into a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation has options to extend the facility, subject to the approval of the lenders. Effective May 1, 2000, the facility was extended for an additional period of 364 days. There have been no drawings on this facility to date.

(viii) The aggregate maturities of long-term debt during the next five years are estimated to be $ –, $ –, $300.0, $74.6 and $150.0.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

15. Deferred Gain

The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain totalling $56.9 (1999 – $63.0) will be brought into earnings in equal installments over the next 9 years or earlier if the non-cash assets are realized.

16. Financial Instruments

The Corporation uses hedging and derivative financial instruments to limit financial risk related to foreign exchange and interest rates. During fiscal 2000 and fiscal 1999, all derivative financial instruments were held for hedging purposes.

The Corporation has entered into foreign exchange option contracts with maturities of less than 12 months. Gains and losses arising from the use of these instruments are recorded as part of the related transaction. As at March 31, 2000, the Corporation had no outstanding options to acquire U.S. dollars (1999 – US$13.0 at an exchange rate of Cdn $1.53 with an unrealized loss from these contracts of $0.3).

The Corporation has also entered into forward foreign exchange contracts. Resulting gains and losses arising from the use of these forward contracts are recorded upon maturity of the transaction. As at March 31, 2000, the Corporation had outstanding contracts for US$59.5 (1999 – US$38.0). At March 31, 2000, the unrealized loss from these contracts was $0.4 (1999 – $0.3).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $1,033.5 (1999 – $792.2).

17. Capital Stock

Authorized

The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.067 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.067 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless *(i)* a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or *(ii)* holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

ISSUED AND OUTSTANDING

At March 31, the following shares were issued and outstanding:

	2000		1999	
	Shares	Amount	Shares	Amount
Class "A" non-voting	**47,225,405**	**$ 462.7**	46,942,958	$ 458.4
Class "B" common	**12,053,767**	**5.9**	12,093,767	5.9
	59,279,172	**$ 468.6**	59,036,725	$ 464.3

During the year the following shares were issued:

	2000		1999	
	Shares	Amount	Shares	Amount
Class "A" non-voting				
Stock options exercised [i]	**104,636**	**$ 1.2**	16,487	$ –
Stock dividend payments	**132,795**	**3.0**	75,167	2.0
Issued for cash	**5,016**	**0.1**	3,213	0.1
	242,447	**$ 4.3**	94,867	$ 2.1

(i) Including the exercise of options under the stock appreciation rights plan

During the year ended March 31, 2000, 40,000 Class "B" common shares (1999 – 424,700) were converted into Class "A" non-voting shares.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

STOCK OPTIONS

A summary of the status of the Corporation's stock option plan as at March 31, 2000 and 1999 and of changes during the years ending on those dates is presented below:

	2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,868,163**	**$ 23.88**	1,820,838	$ 24.80
Granted	**599,125**	**23.96**	1,311,142	22.33
Exercised	**(518,350)**	**23.85**	(109,275)	23.00
Forfeited	**(199,750)**	**25.66**	(154,542)	23.00
Outstanding at end of year	**2,749,188**	**$ 23.78**	2,868,163	$ 23.88

The following table summarizes information on stock options outstanding at March 31, 2000:

Range of Exercise Prices	Outstanding at March 31, 2000	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2000	Weighted Average Exercise Price
$20.38 – $25.73	2,195,688	7.8	$ 22.28	497,938	$ 22.60
$26.34 – $33.50	553,500	4.7	$ 29.72	381,935	$ 30.89
	2,749,188	7.2	$ 23.78	879,873	$ 26.20

At March 31, 2000, 2,174,535 Class "A" non-voting shares (1999 – 2,173,196) were available for granting further options and 575,884 Class "A" non-voting shares (1999 – 213,695) were available for optional stock dividends.

All options carry stock appreciation rights whereby the optionee is entitled to receive shares having an aggregate market value equal to the excess of the market value of Class "A" non-voting shares on the date of exercise over the price of the option, in lieu of exercising the option to acquire the Class "A" non-voting shares.

18. Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations.

Fiscal Year	Minimum Lease Payments
2001	$ 26.6
2002	17.3
2003	12.0
2004	10.0
2005	8.5
Thereafter	17.6
Total	$ 92.0

At March 31, 2000, the Corporation had outstanding letters of credit totalling $37.8 (1999 – $33.6).

The Corporation is subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

19. Pension Plans

As of March 31, 2000, the aggregate actuarial present value of accrued pension benefits was $644.2 (1999 – $619.9) and the aggregate market-related value of pension plan assets was $766.9 (1999 – $634.9). The net pension expense for the year ended March 31, 2000 amounted to $15.6 (1999 – $15.0).

20. Related Party Transactions

In the ordinary course of business, Molson Canada enters into transactions with the Corporation and its affiliates. All related party transactions are recorded at their exchange amounts.

Effective December 1, 1997, Molson Canada sells products to the United States through Molson USA, a sales, marketing and distribution business, controlled by Miller Brewing Company, in which the Corporation has a 24.95% interest.

Effective January 1, 1998, Molson Canada entered into license and manufacturing, distribution and sales agreements with Coors Canada, a partnership between Coors Canada Inc., the Corporation and FBG until June 23, 1998, and between Coors Canada Inc. and the Corporation thereafter. Molson Canada also incurs distribution costs from equity-accounted provincial distribution companies.

Sales to Molson USA in the United States represented approximately 19% of Molson Canada's sales volume in fiscal 2000 (1999 – 21%). Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $196.3 (1999 – $186.2) charged by equity-accounted provincial distribution companies and Coors Canada.

Included in accounts receivable as at March 31, 2000 was $16.2 (1999 – $21.4) due from Molson USA and $1.5 (1999 – $1.0) due from Coors Canada. Included in accounts payable and accruals as at March 31, 2000 were amounts of $1.0 (1999 – $1.0), $4.6 (1999 – $4.0) and $12.1 (1999 – $3.6) payable to Molson USA, Coors Canada and the equity-accounted provincial distribution companies, respectively.

21. Segment Disclosures

The Corporation operates in two reportable segments: Brewing, and Sports and Entertainment. Both reportable segments are strategic business units which offer different products and services. Each business unit has an independent management group.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Operating profit is recorded before interest and income taxes. The Corporation does not allocate net interest expense or income taxes to individual segments.

The Brewing segment's principal business is producing and marketing beer and other malt-based beverages. As of March 31, 2000, the Brewing segment consisted of the Corporation's 100% interest in Molson Canada, a 49.9% interest in Coors Canada, which manages Coors brands in Canada, and a 24.95% interest in Molson USA.

Molson Canada is a significant manufacturer and marketer of a wide range of brands of beer from seven breweries in six provinces in Canada. Molson Canada produces several brands which are exported to Molson USA and distributed and marketed by them in the United States.

Sports and Entertainment consists of the Montreal Canadiens hockey club, which participates in the National Hockey League, and the Molson Centre, a multipurpose sports and entertainment venue in Montreal. The Molson Centre is the home arena of the Montreal Canadiens.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

SEGMENT DISCLOSURES

Brewing	2000	1999
Sales and other revenues (i)	**2,374.9**	1,959.0
Earnings before interest, income taxes and amortization	**114.2**	213.5
Amortization of property, plant and equipment	**(57.0)**	(45.6)
Amortization of intangible assets	**(34.2)**	(28.0)
Operating profit	**23.0**	139.9
Capital employed (ii)	**2,082.4**	2,284.6
Capital expenditures		
Property, plant and equipment	**53.3**	58.5
Brand names	-	980.0
Goodwill	-	94.4

Sports and Entertainment	2000	1999
Sales and other revenues (iii)	**142.1**	157.3
Earnings before interest, income taxes and amortization	**6.8**	13.6
Amortization of property, plant and equipment	**(8.4)**	(8.3)
Amortization of intangible assets	**(0.5)**	(0.5)
Operating profit (loss)	**(2.1)**	4.8
Capital employed	**326.9**	320.7
Capital expenditures		
Property, plant and equipment	**1.8**	2.1

Consolidated	2000	1999
Sales and other revenues	**2,517.1**	2,120.1
Earnings before interest, income taxes and amortization from business segments	**121.0**	227.1
Corporate items (net) (iv)	**(18.6)**	(17.5)
Consolidated earnings before interest, income taxes and amortization	**102.4**	209.6
Amortization of property, plant and equipment	**(65.6)**	(54.3)
Amortization of intangible assets	**(34.7)**	(28.5)
Operating profit	**2.1**	126.8
Capital employed of business segments	**2,409.3**	2,605.3
Add back liabilities which have been deducted in determining capital employed	**533.7**	444.4
Segment total assets	**2,943.0**	3,049.7
Corporate assets	**129.8**	136.7
Assets of discontinued operations	**39.0**	253.2
Total assets per financial statements	**3,111.8**	3,439.6
Capital expenditures		
Property, plant and equipment	**55.2**	60.8
Brand names	-	980.0
Goodwill	-	94.4

(i) Includes equity earnings of $8.2 (1999 – $9.3).
(ii) Includes equity investments of $84.8 (1999 – $83.6).
(iii) Includes sales to other operating segment of $1.3 (1999 – $3.3).
(iv) Includes the net cost of operating the Corporate office and maintaining a public company. Fiscal 2000 also includes a $27.5 provision for real estate losses, offset in part by a gain of $25.9 for the transaction relating to CTV Sports Net Inc.

Nine Year Operating and Financial Record

	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operations *($ millions)*									
Sales and other revenues	**2,517.1**	2,120.1	1,071.8	997.4	953.9	908.0	938.5	1,225.5	1,239.4
Brewing excise and sales taxes	**621.3**	536.0	259.8	244.5	253.2	257.6	261.9	361.8	339.5
	1,895.8	1,584.1	812.0	752.9	700.7	650.4	676.6	863.7	899.9
EBITDA	**102.4**	209.6	108.2	45.7	39.6	118.0	142.9	330.9	183.9
Amortization:									
property, plant and equipment	**65.6**	54.3	28.8	26.4	19.9	19.6	17.9	21.0	19.1
intangible assets	**34.7**	28.5	4.5	2.8	2.6	2.4	2.7	2.7	2.7
Net interest expense	**77.8**	62.7	13.5	19.4	24.5	31.3	35.7	38.3	45.6
Earnings (loss) before income taxes	**(75.7)**	64.1	61.4	(2.9)	(7.4)	64.7	86.6	268.9	116.5
Income tax expense (recovery)	**(4.9)**	36.1	22.3	0.5	18.8	14.7	24.7	42.8	33.3
Earnings (loss) from:									
continuing operations	**(70.8)**	28.0	39.1	(3.4)	(26.2)	50.0	61.9	226.1	83.2
discontinued operations	**26.8**	141.9	72.0	36.9	(279.3)	36.8	63.8	(61.4)	43.0
Net earnings (loss)	**(44.0)**	169.9	111.1	33.5	(305.5)	86.8	125.7	164.7	126.2
Cash provided from operations (i)	**255.4**	193.7	84.1	99.4	65.4	53.4	188.2	190.1	229.1
Financial *($ millions)*									
Working capital	**(146.3)**	(120.1)	312.6	520.7	30.8	113.0	283.0	229.3	205.1
Current ratio	**0.8:1**	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1	1.3:1	1.3:1
Additions to property, plant and equipment	**55.2**	60.8	41.7	49.6	186.8	87.7	93.2	29.4	36.5
Total assets	**3,111.8**	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7	2,715.6	2,368.1
Long-term debt	**1,161.9**	1,271.5	561.1	486.0	898.7	530.2	490.0	411.9	483.6
Shareholders' equity	**1,025.7**	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5	1,168.3	923.7
Return on shareholders' equity (average)	**(4.1%)**	16.3%	11.9%	3.6%	(24.7%)	6.4%	10.2%	15.7%	14.6%
Net debt:equity ratio	**53:47**	53:47	14:86	n/m (ii)	49:51	34:66	25:75	33:67	38:62
Net interest coverage (iii)	**0.0:1**	2.0:1	5.6:1	0.9:1	0.7:1	3.1:1	3.2:1	7.9:1	3.6:1
Per Share *($)*									
Net earnings (loss)	**(0.74)**	2.88	1.89	0.57	(5.27)	1.49	2.13	2.76	2.25
Net earnings (loss) from continuing operations	**(1.19)**	0.47	0.67	(0.06)	(0.45)	0.86	1.05	3.78	1.48
Dividends paid	**0.72**	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Shareholders' equity	**17.30**	18.77	16.60	15.48	15.59	23.79	22.22	19.68	16.32
Cash provided from operations	**4.31**	3.28	1.43	1.70	1.12	0.92	3.19	3.18	4.08
Other									
Number of shares outstanding *(thousands)*	**59,279**	59,037	58,942	58,607	58,060	57,732	58,896	59,382	56,588
Number of shareholders	**4,779**	4,945	5,042	5,236	5,352	5,682	5,948	6,445	6,598
Number of employees (iii)	**3,800**	4,100	4,100	4,500	4,200	4,500	4,600	4,700	5,000

(i) Fiscal years 1992 through 1994 have not been restated to exclude discontinued operations
(ii) n/m = not meaningful (cash exceeded total debt by $145.4 million)
(iii) Excludes discontinued operations

Supplementary Information

Quarterly Consolidated Financial Information

($ millions, except per share amounts)	FISCAL 2000				
	June	September	December	March	Total
Sales and other revenues	$ 673.7	$ 692.8	$ 623.4	$ 527.2	$ 2,517.1
Brewing excise and sales taxes	171.3	178.6	151.2	120.2	621.3
	502.4	514.2	472.2	407.0	1,895.8
Costs and expenses					
Costs of sales, selling and administrative costs	$ 414.5	$ 418.4	$ 393.0	$ 341.9	$ 1,567.8
Provisions for rationalization	–	36.0	188.0	–	224.0
Gain on sale of investment	–	–	–	(25.9)	(25.9)
Provision for real estate losses	–	–	–	27.5	27.5
	414.5	454.4	581.0	343.5	1,793.4
Earnings (loss) before interest, income taxes and amortization	87.9	59.8	(108.8)	63.5	102.4
Amortization of property, plant and equipment	(16.6)	(17.4)	(15.5)	(16.1)	(65.6)
Amortization of intangible assets	(8.7)	(8.7)	(8.7)	(8.6)	(34.7)
Operating profit (loss)	62.6	33.7	(133.0)	38.8	2.1
Net interest expense	(20.0)	(19.5)	(19.7)	(18.6)	(77.8)
Earnings (loss) before income taxes	42.6	14.2	(152.7)	20.2	(75.7)
Income tax recovery (expense)	(20.8)	(10.4)	43.6	(7.5)	4.9
Earnings (loss) from continuing operations	21.8	3.8	(109.1)	12.7	(70.8)
Earnings from discontinued operations	0.8	0.2	0.4	25.4	26.8
Net earnings (loss)	$ 22.6	$ 4.0	$ (108.7)	$ 38.1	$ (44.0)
Earnings (loss) per share:					
Continuing operations	$ 0.37	$ 0.06	$ (1.84)	$ 0.21	$ (1.19)
Discontinued operations	$ 0.01	$ 0.01	$ 0.00	$ 0.43	$ 0.45
Total	$ 0.38	$ 0.07	$ (1.84)	$ 0.64	$ (0.74)
Outstanding shares (millions)	59.1	59.2	59.3	59.3	59.2
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Cash flow from continuing operations	$ 64.3	$ 69.0	$ 54.9	$ 67.2	$ 255.4
Cash flow per share from continuing operations	$ 1.09	$ 1.16	$ 0.93	$ 1.13	$ 4.31
Share price					
Montreal Exchange					
– High	$ 27.20	$ 28.40	$ 27.30	(i)	
– Low	$ 19.85	$ 24.00	$ 24.55	(i)	
– Close	$ 26.50	$ 25.35	$ 26.00	(i)	
Toronto Stock Exchange					
– High	$ 27.25	$ 28.20	$ 27.50	$ 26.00	
– Low	$ 19.85	$ 24.00	$ 24.50	$ 22.20	
– Close	$ 26.70	$ 25.35	$ 26.75	$ 23.30	
Volume of shares traded (thousands)					
Montreal Exchange	2,183	1,932	957	(i)	
Toronto Stock Exchange	5,935	4,612	5,267	8,396	

(i) Molson shares ceased to trade on the Montreal Exchange on December 3, 1999.

Supplementary Information (continued)

Quarterly Consolidated Financial Information

($ millions, except per share amounts)	FISCAL 1999				
	June	September	December	March	Total
Sales and other revenues	$ 356.4	$ 643.9	$ 598.1	$ 521.7	$ 2,120.1
Brewing excise and sales taxes	92.8	170.2	147.4	125.6	536.0
	263.6	473.7	450.7	396.1	1,584.1
Costs and expenses					
Costs of sales, selling and administrative costs	$ 216.0	$ 377.8	$ 380.5	$ 342.2	$ 1,316.5
Provision for rationalization	–	–	–	58.0	58.0
	216.0	377.8	380.5	400.2	1,374.5
Earnings (loss) before interest, income taxes and amortization	47.6	95.9	70.2	(4.1)	209.6
Amortization of property, plant and equipment	(8.6)	(16.2)	(15.9)	(13.6)	(54.3)
Amortization of intangible assets	(2.5)	(8.5)	(8.6)	(8.9)	(28.5)
Operating profit (loss)	36.5	71.2	45.7	(26.6)	126.8
Net interest expense	(4.5)	(14.0)	(21.8)	(22.4)	(62.7)
Earnings (loss) before income taxes	32.0	57.2	23.9	(49.0)	64.1
Income tax recovery (expense)	(13.1)	(27.3)	(12.5)	16.8	(36.1)
Earnings (loss) from continuing operations	18.9	29.9	11.4	(32.2)	28.0
Earnings (loss) from discontinued operations	140.5	0.9	1.0	(0.5)	141.9
Net earnings (loss)	$ 159.4	$ 30.8	$ 12.4	$ (32.7)	$ 169.9
Earnings (loss) per share:					
Continuing operations	$ 0.32	$ 0.50	$ 0.19	$ (0.54)	$ 0.47
Discontinued operations	$ 2.38	$ 0.02	$ 0.02	$ (0.01)	$ 2.41
Total per share	$ 2.70	$ 0.52	$ 0.21	$ (0.55)	$ 2.88
Outstanding shares *(millions)*	59.0	59.0	59.0	59.0	59.0
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Cash flow from continuing operations	$ 39.6	$ 79.5	$ 47.0	$ 27.6	$ 193.7
Cash flow per share from continuing operations	$ 0.67	$ 1.35	$ 0.80	$ 0.46	$ 3.28
Share price					
Montreal Exchange					
– High	$ 28.00	$ 27.15	$ 23.80	$ 23.55	
– Low	$ 23.80	$ 20.00	$ 19.80	$ 20.75	
– Close	$ 26.50	$ 21.40	$ 21.95	$ 21.10	
Toronto Stock Exchange					
– High	$ 28.00	$ 27.10	$ 23.75	$ 23.65	
– Low	$ 23.75	$ 19.75	$ 19.80	$ 20.65	
– Close	$ 26.75	$ 21.40	$ 22.00	$ 21.10	
Volume of shares traded *(thousands)*					
Montreal Exchange	1,722	1,418	1,719	1,477	
Toronto Stock Exchange	3,624	4,140	4,055	6,287	

Corporate Governance

Molson's Board of Directors is responsible for overseeing the direction, affairs and management of the Corporation. The Board was extremely active in fiscal 2000, during which there were 16 meetings of the Board and 25 meetings of the various Board committees.

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions such as the composition and independence of a company's board of directors, its role, its committees as well as the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. The Board believes that its governance practices generally meet the Toronto Stock Exchange guidelines.

The Board has put into place specific policies and processes relating to:

- Strategic Planning
- Risk Management
- Management Development, Assessment and Succession Planning; and
- Shareholder Communications.

Details of these are set out in the 2000 Management Proxy Circular.

To ensure that the Board operates in a manner that is independent of management:

- The roles of Chairman and Chief Executive Officer are separate
- The Board is comprised of a majority of unrelated directors; and
- All Board committees are comprised of a majority of unrelated directors.

Over half of the Board is comprised of directors who became Board members in the past four years.

Directors receive at least 50% of their annual retainer in the form of Deferred Share Units, each of which has a value equal to one Molson Class "A" non-voting share. These are retained throughout the director's tenure on the Board. Directors also participate in a Stock Option Plan. These programs are designed to strengthen the alignment of Molson's directors' compensation with the interests of shareholders.

Molson's corporate governance policies and practices are set out in greater detail in the 2000 Management Proxy Circular, a copy of which may be obtained from the Secretary of the Corporation.

Board of Directors' Committees

The Board of Directors maintains five standing committees, all of which were active during fiscal 2000.

AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and thoroughly reviews the Auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with risk prevention and insurance coverage.

Chairman: Dr. L.I. Barber *Members:* M.W. Barrett, Dr. F. Bellini, D.W. Colson, R.I. Molson

ENVIRONMENT, HEALTH AND SAFETY, AND CRISIS MANAGEMENT COMMITTEE

The Environment, Health and Safety, and Crisis Management Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in three distinct areas: Brewing Operations, Club de Hockey Canadien and the Molson Centre, and any retained obligations relating to divestitures. It is also responsible for ensuring compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas and recommendations from outside specialists retained as required to reassess specific risks. The Committee is also briefed on initiatives by operating units of the Corporation, such as simulated incidents, to ensure response readiness. It regularly reviews data on the frequency and severity of safety incidents, an area where notable and continuous improvement has occurred.

Chairman: L. Beauregard *Members:* Dr. L.I. Barber, J. Béliveau, E.H. Molson, S.T. Molson

EXECUTIVE COMMITTEE

The Executive Committee acts on behalf of the Board, on terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session, including approval of borrowing, acquiring or disposing of businesses and issuing securities.

Chairman: R.I. Molson *Members:* E.J. Arnett, M.W. Barrett, E.H. Molson

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation and external reporting of the Corporation's approach to corporate governance and management compensation. In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee is continuing its extensive review of the Corporation's management compensation strategy and programs to ensure that they reflect the Corporation's strategy and are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses his performance annually in relation to these objectives. In addition, the Committee ensures that effective short-term and long-term succession plans are in place for senior officers of the Corporation.

Chairman: M.W. Barrett *Members:* D.W. Colson, D.G. Drapkin, E.H. Molson, R.I. Molson

PENSION FUND COMMITTEE

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans in respect of both current service and unfunded liabilities.

Chairman: Dr. L.I. Barber *Members:* J. Béliveau, E.H. Molson, S.T. Molson, H.S. Riley

Directors



E. James Arnett, Q.C. · Dr. L.I. Barber · Matthew W. Barrett · Luc Beauregard · Jean Béliveau · Dr. Francesco Bellini · Daniel W. Colson



Donald G. Drapkin · Eric H. Molson · R. Ian Molson · Stephen T. Molson · Daniel J. O'Neill · H. Sanford Riley

E. JAMES ARNETT, Q.C.
President and Chief Executive Officer, Molson Inc., B.A., LL.B. (University of Manitoba), LL.M. (Harvard University). Chairman: Molson Donations Fund. Member: Business Council on National Issues, Law Society of Upper Canada, Manitoba Law Society, Canadian Bar Association, American Society of International Law, American Bar Association, District of Columbia Bar Association.

DR. L.I. BARBER
President Emeritus, University of Regina, B.A., B. Comm. (University of Saskatchewan), M.B.A. (University of California at Berkeley), Ph.D. (University of Washington). Companion of the Order of Canada, Saskatchewan Order of Merit. Director: Bank of Nova Scotia, Cominco, CanWest Global, North West Company Inc. Honorary doctorates: University of Alberta, Concordia University, University of Regina.

MATTHEW W. BARRETT
Group Chief Executive, Barclays PLC, London, U.K. Former Chairman of the Bank of Montreal. Officer of the Order of Canada. Director: The Seagram Co. Ltd.

LUC BEAUREGARD
Founding Chairman and Chief Executive Officer, NATIONAL Public Relations Inc. Member of the Order of Canada. Director: St-Hubert Group, Council for Canadian Unity. Past Chairman: Vie des arts. Governor: Conseil du patronat du Québec and Conseil patronal de l'environnement du Québec. Philip A. Novikoff Memorial Award, Canadian Public Relations Society. Fellow Canadian Public Relations Society.

JEAN BÉLIVEAU
Former Senior Vice President, Corporate Affairs, Club de Hockey Canadien, Inc. Companion of the Order of Canada. Director: Acier Leroux inc., Brookfield Properties Corporation. Honorary doctorates: University of Moncton, University of Ottawa, Acadia University. Member: Hockey Hall of Fame, L'Ordre National du Québec. Loyola Medal, Concordia University.

DR. FRANCESCO BELLINI
Chief Executive Officer, BioChem Pharma Inc., Ph.D. (University of New Brunswick). Officer of the Order of Canada. Onorificenza di Grande Ufficiale (Italy). Chairman: ImmunoSystems AB Inc. Vice Chairman: North American Vaccine Inc. Director: BioChem Pharma Inc., Industrielle-Alliance Life Insurance Company, Italian Chamber of Commerce. Governor: Douglas Hospital, Canadian-Italian Community Foundation, Concordia University, Montreal Technovision Inc.

DANIEL W. COLSON
Deputy Chairman and Chief Executive Officer, Telegraph Group Limited, London, England, B.A. (Loyola College), LL.L (Laval University). Chairman: UniMedia Inc., Hollinger Telegraph New Media Ltd. Vice Chairman: Hollinger Inc., Hollinger International Inc., Hollinger Canadian Publishing Holdings Inc., Southam Inc. Director: The Spectator (1828) Limited, Argus Corporation, Hellespont Shipping Corporation. Member of the Canadian Bar Association.

DONALD G. DRAPKIN
Vice Chairman, MacAndrews and Forbes Holdings Inc., B.A. (Brandeis University), LL.B. (Columbia University School of Law). Chairman: WeddingChannel.com. Director: Algos Pharmaceutical Corporation, American Lawyer Media, Inc., Anthracite Capital, Inc., BlackRock Asset Investors, Playboy.com Inc., Playboy Enterprises, Inc., Revlon Consumer Products Corporation, Revlon, Inc., The Warnaco Group Inc., Weider Nutrition International Inc. Trustee: Brandeis University, Dwight-Englewood School.

ERIC H. MOLSON
Chairman of the Board, Molson Inc., A.B. Chemistry (Princeton University). Chancellor of Concordia University. Director: The Montreal General Hospital Foundation and Research Institute, Canadian Irish Studies Foundation, Vie des arts.

R. IAN MOLSON
Deputy Chairman of the Board, Molson Inc., A.B. (Harvard University).

STEPHEN T. MOLSON
Secretary and Member of the Board, The Molson Foundation, B.A. (McGill University). Director or Trustee: Atlantic Salmon Federation, Butters Foundation, Fondation Hospitalière Maisonneuve-Rosemont, The Martlett Foundation, Quebec-Labrador Foundation Inc.

DANIEL J. O'NEILL
Executive Vice President and Chief Operating Officer, North American Brewing, Molson Inc., M.B.A., Queen's University.

H. SANFORD RILEY
President and Chief Executive Officer, Investors Group Inc., B.A. (Queen's University), LL.B (Osgoode Hall Law School). Chairman: Pan American Games Society. Vice-Chairman: Manitoba Business Council. Director: Investors Group Trust Co. Ltd., Great West Assurance Company, London Life Insurance Company, James Richardson and Sons Limited.

Honorary Directors: R.M. Barford, Toronto; J.T. Black, Victoria; W. Chippendale, Mont-Tremblant; J.P. Gordon, Toronto; A.S. Hara, Vancouver; D.S. Harvie, Calgary; T.E. Ladner, Vancouver; A.G. McCaughey, Aurora; Hon. H. de M. Molson, Montreal; F.J. Morgan, Chicago; J.E. Newall, Calgary; Hon. G.F. Osbaldeston, London; C. Perrault, Montreal; G. Plourde, Montreal; J.P. Rogers, Toronto.



Molson Inc.

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 521-1786 Fax: (514) 598-6969
www.molson.com

Exhibit 5

MOLSON INC.

Delivering on Commitments

Report to Shareholders
for the three months ended June 30, 2000


1786

MOLSON FIRST QUARTER HIGHLIGHTS

- **Earnings from continuing operations up 49% to $32.5 million**
- **Earnings per share from continuing operations increases 49% to $0.55 from $0.37 per share**
- **Revenue for the quarter increases 4% to $697.5 million**
- **Brewing operating profit up 15.5%**
- **Estimated Brewing National Market Share increases 0.2 share points to 45.0%**
- **Cash flow from continuing operations increases 9% to $70.3 million**
- **Cash flow per share from continuing operations increases 9% from $1.09 to $1.19 per share**

OVERVIEW

($ millions, except per share information)

Three months ended June 30	**2000**	1999
Sales and other revenues (i)	**697.5**	673.7
Brewing excise and sales taxes	**170.9**	171.3
	526.6	502.4
Earnings before interest, income taxes and amortization (EBITDA) (i)	**102.2**	87.9
Amortization of property, plant and equipment	**16.5**	16.6
Amortization of intangible assets	**9.4**	8.7
Earnings before interest and income taxes (EBIT) (i)	**76.3**	62.6
Net interest expense	**18.3**	20.0
Income taxes	**25.5**	20.8
Net earnings from continuing operations	**32.5**	21.8
Net earnings from discontinued operations	**–**	0.8
Net earnings	**32.5**	22.6
Basic net earnings per share		
Continuing operations	**0.55**	0.37
Discontinued operations	**–**	0.01
Total	**0.55**	0.38
Cash flow from continuing operations	**70.3**	64.3
Cash flow per share from continuing operations	**1.19**	1.09
Dividends per share	**0.18**	0.18
Outstanding shares (ii)	**59.3**	59.2
Weighted average outstanding shares (ii)	**59.3**	59.1
Weighted average fully-diluted outstanding shares (ii)	**62.1**	61.9

(i) Includes NHL expansion proceeds of $9.0 million in the current quarter and $4.5 million for the comparable period last year.
(ii) Number of outstanding Class 'A' non-voting shares and Class 'B' common shares (millions).

Net earnings from continuing operations for the three months ended June 30, 2000 increased $10.7 million or 49% to $32.5 million, or $0.55 per share, compared with $21.8 million, or $0.37 per share in the corresponding period last year. This reflects the combined impact of improved efficiencies in manufacturing operations, a significant reduction in manufacturing and other overhead costs, $9.0 million of NHL expansion proceeds this year, lower interest expense and a lower effective tax rate attributable to implementation of the new CICA handbook section 3465 relating to income taxes and reduced tax rates. Excluding after tax NHL expansion proceeds of $6.3 million (1999 – $3.2 million), net earnings from continuing operations for the quarter increased by 41% or $7.6 million, compared to the same period last year, to $26.2 million.

Cash flow from continuing operations, for the three months ended June 30, 2000 increased by 9% to $70.3 million, compared to $64.3 million for the same period last year.

Interest expense for the quarter was $1.7 million lower than the prior year reflecting primarily the reduction in net debt compared to the same period a year ago.

Review of Operations

The following tables summarize the sales and other revenues, EBITDA and EBIT of the Corporation's two business segments – Brewing, and Sports and Entertainment – as well as the net costs of operating the public company and other items not allocated to the business segments.

($ millions)	Sales and Other Revenues	
Three months ended June 30	**2000**	1999
Brewing	**678.1**	661.2
Excise and sales taxes	**170.9**	171.3
	507.2	489.9
Sports and Entertainment *(i)*	**19.3**	12.4
Other	**0.1**	0.1
	526.6	502.4

(i) Includes NHL expansion proceeds of $9.0 million (three months ended June 30, 1999 – $4.5 million).

($ millions)	EBITDA		EBIT	
Three months ended June 30	**2000**	1999	**2000**	1999
Brewing	**105.6**	94.0	**82.0**	71.0
Sports and Entertainment (i)	**3.5**	(1.5)	**1.3**	(3.7)
Other	**(6.9)**	(4.6)	**(7.0)**	(4.7)
	102.2	87.9	**76.3**	62.6

(i) Includes NHL expansion proceeds of $9.0 million (three months ended June 30, 1999 – $4.5 million).

BREWING

Brewing consists of the ownership of 100% of Molson Canada, 49.9% of Coors Canada and 24.95% of Molson USA.

($ millions) Three months ended June 30	**2000**	1999	Change
Sales and other revenues	**678.1**	661.2	+2.6%
Excise and sales taxes	**170.9**	171.3	-0.2%
	507.2	489.9	+3.5%
Earnings before interest, income taxes and amortization	**105.6**	94.0	+12.3%
Amortization of property, plant and equipment	**14.3**	14.4	-0.7%
Amortization of intangible assets	**9.3**	8.6	+8.1%
Earning before interest and income taxes (EBIT)	**82.0**	71.0	+15.5%

Brewing sales and other revenues increased by 2.6% to $678.1 million despite an overall decline in industry volume of 1.4%. Brewing EBIT of $82.0 million for the three months ended June 30, 2000 was 15.5% higher than the same period a year ago reflecting the combined impact of higher revenues and benefits from previously announced cost reduction programs.

INDUSTRY VOLUME AND MOLSON MARKET SHARE

Despite the 1.4% decline in total industry sales volume to 5.7 million hectolitres, compared to the same period last year, reflecting the relatively cooler and inclement weather conditions being experienced across the country this year, Molson volume outperformed the category by declining only 1% to 2.6 million hectolitres during the same period.

MOLSON ESTIMATED MARKET SHARE *(%)*

(Three months ended June 30)	**2000**	1999*
Including sales of imports:		
Canada	**45.0**	44.8
Ontario – West	**46.6**	46.5
Quebec – Atlantic	**42.0**	41.9

* *Market share information for the three months ended June 30, 1999 has been restated to reflect updated industry volumes. Prior year market share information for Ontario has also been restated to conform to a more accurate basis of calculation, which incorporates LCBO cash register sales data. Previous calculations had incorporated data for shipments to the LCBO.*

Molson's average estimated market share for all beer sold in Canada during the first three months of the current fiscal year increased by 0.2 share points to 45.0% reflecting a 0.7 share point increase in Molson Canadian market share following the success of the new *I Am Canadian* advertising campaign. The increase in core brand performance was however offset in part by a decline in non core brands.

Effective June 1, 2000 Molson reorganized its Canadian Brewing business along two operating regions; Ontario West and Quebec Atlantic. This new organizational structure will allow the Corporation to better execute its core brand strategy and build sustained share and profit growth nationwide.

On June 22, 2000, Molson announced that, in accordance with its focused brand strategy and commitment to Canadian growth, it has regained control of the sales of its brands in the Maritime Provinces. Previously, under the Moosehead Molson partnership, Moosehead Breweries was responsible for brewing, sales and distribution for the Molson Canadian brand in the Maritimes. To date, Molson's market share in the Maritimes, at less than 7%, has been well below the Company's national average. Under the new agreement, Molson will now be directly responsible for the marketing and sales in this region. A new organization has been put in place with the goal of achieving significant profit and market share growth in the Maritimes. Under the new agreement, Molson Canadian will be brewed, bottled, and distributed in the

Maritime Provinces by Moosehead's Brewery in Saint John, New Brunswick, while Molson will control all selling and marketing of its products. With this change, Molson will significantly increase brand activity throughout the region with a strong brand portfolio including Molson Canadian, Molson Export, Molson Dry, Coors Light and Miller as well as leading imports Corona and Heineken.

Molson's beer sales to the United States during the three month period declined 6.9% compared with last year to 0.6 million hectolitres. Molson is continuing its discussions with its partners in Molson USA with a view to identifying and implementing the steps required to reverse the decline of the Molson trademark in this market. We have established a Molson team to develop strategies designed to improve Molson's position in the United States on a sustained basis, reverse the loss of the Molson brand market share and maximize its trademark profitability.

Sports and Entertainment

Sports and Entertainment consists of Club de Hockey Canadien, Inc., owner of the Montreal Canadiens of the National Hockey League (NHL), and Molson Centre Inc., which owns and operates a multi-purpose sports and entertainment venue in Montreal.

At the Annual Meeting of Shareholders on June 27, 2000, after a thorough review of its Sports and Entertainment business, the Company announced its intention to sell a controlling interest in the Montreal Canadiens hockey club and the Molson Centre. This decision, which will maximize the value of the hockey team and the Molson Centre and improve shareholder value, is in keeping with the strategy of focussing on the Company's core brewing business and will allow for a redeployment of capital to the brewing operations. Molson is also committed to remain the primary corporate partner of the team for a period of at least 20 years, a commitment in excess of $150 million. The sale process will be a targeted search to find a purchaser who will provide additional value to the franchise. Although buyers will be approached globally, a requirement for the team to remain in Montreal will be a condition of its sale.

Results of the Sports and Entertainment segment are outlined below:

($ millions) Three months ended June 30	**2000**	1999	Change
Sales and other revenues (i)	**19.3**	12.4	+55.6%
Loss before interest, income taxes, amortization and NHL expansion proceeds	**(5.5)**	(6.0)	-8.3%
Amortization of property, plant and equipment	**2.1**	2.1	—
Amortization of intangible assets	**0.1**	0.1	—
Operating loss from hockey operations and Molson Centre activities before NHL expansion proceeds	**(7.7)**	(8.2)	-6.1%
NHL expansion proceeds	**9.0**	4.5	+100.0%
Earnings (loss) before interest and income taxes (EBIT)	**1.3**	(3.7)	n/m

(i) Includes NHL expansion proceeds of $9.0 million ($4.5 million for the three months ended June 30, 1999).
n/m = not meaningful

Current year sales and other revenues and EBIT include the receipt of expansion proceeds of $9.0 million related to the addition of the St Paul, Minnesota and Columbus, Ohio NHL franchises. Fiscal 2000 included $4.5 million relating to the addition of the Atlanta NHL franchise. Excluding expansion proceeds, sales and other revenue increased by $2.4 million or 30% reflecting primarily a $1.8 million increase in attractions revenue in the current quarter compared to the same period a year ago.

Operating loss from hockey operations and Molson Centre activities before expansion proceeds was $7.7 million for the quarter, compared to a loss of $8.2 million for the same period last year.

Other

Effective April 1, 2000 Molson adopted, on a retroactive basis, without restatement of prior years financial statements, the provisions of the new Canadian Institute of Chartered Accountants (CICA) handbook section 3461 "Employee Future Benefits" and section 3465 "Income Taxes".

Implementation of the new accounting rules relating to Employee Future Benefits, including Molson's share of the related impact on equity accounted entities, has resulted in a non-cash one-time after-tax charge of $120 million against retained earnings at April 1, 2000.

Implementation of these new accounting rules relating to Income Taxes has resulted in a $123 million increase in the book value of brand names and a further non-cash one-time charge against retained earnings of $200 million.

The non-cash charge against retained earnings relating to implementation of these new accounting pronouncements has been shown as a reduction to opening retained earnings for the period.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.





Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

July 25, 2000

Consolidated Statements of Earnings – Unaudited

(Dollars in millions, except per share amounts)

Three months ended June 30	**2000**	1999
Sales and other revenues	**$ 697.5**	$ 673.7
Brewing excise and sales taxes	**170.9**	171.3
	526.6	502.4
Cost of sales, selling and administrative costs	**424.4**	414.5
Earnings before interest, income taxes and amortization	**102.2**	87.9
Amortization of property, plant and equipment	**16.5**	16.6
Amortization of intangible assets	**9.4**	8.7
Earnings before interest and income taxes	**76.3**	62.6
Net interest expense	**18.3**	20.0
Earnings before income taxes	**58.0**	42.6
Income taxes	**25.5**	20.8
Net earnings from continuing operations	**32.5**	21.8
Net earnings from discontinued operations	**–**	0.8
Net earnings	**$ 32.5**	$ 22.6
Net earnings per share from continuing operations	**$ 0.55**	$ 0.37
Net earnings per share	**$ 0.55**	$ 0.38

Consolidated Statements of Retained Earnings – Unaudited

(Dollars in millions)

Three months ended June 30	**2000**	1999
Retained earnings at end of prior year	**$ 557.1**	$ 643.8
Charge against retained earnings as a result of implementation of new accounting rules	**(320.0)**	–
Retained earnings at beginning of year	**237.1**	643.8
Net earnings for the current period	**32.5**	22.6
Dividends	**(10.7)**	(10.7)
Retained earnings at June 30	**$ 258.9**	$ 655.7

Consolidated Balance Sheets – Unaudited

(Dollars in millions) *As at June 30*	**2000**	1999
Assets		
Current assets		
Cash and short-term investments	**$ 30.8**	$ 28.8
Accounts receivable	**218.9**	218.0
Inventories	**142.3**	139.3
Prepaid expenses	**43.5**	68.6
Current assets of discontinued operations	**15.8**	162.0
	451.3	616.7
Investments and other assets	**157.6**	252.1
Property, plant and equipment	**1,070.5**	1,201.8
Intangible assets	**1,389.2**	1,301.8
Non-current assets of discontinued operations	**27.7**	104.2
	$ 3,096.3	$ 3,476.6
Liabilities		
Current liabilities		
Bank indebtedness	**$ 37.0**	$ 9.8
Accounts payable and accruals	**306.1**	285.3
Provision for rationalization costs	**91.0**	33.9
Taxes payable	**128.8**	139.7
Dividends payable	**10.7**	10.7
Deferred income taxes	**16.6**	35.9
Current liabilities of discontinued operations	**5.9**	145.1
	596.1	660.4
Long-term debt	**1,111.7**	1,283.8
Deferred gain	**55.4**	61.5
Deferred liabilities	**136.0**	95.7
Deferred income taxes	**411.9**	131.9
Non-current liabilities of discontinued operations	**56.8**	121.6
	2,367.9	2,354.9
Shareholders' equity		
Capital stock	**469.5**	466.0
Retained earnings	**258.9**	655.7
	728.4	1,121.7
	$ 3,096.3	$ 3,476.6

Consolidated Cash Flow Statements – Unaudited

(Dollars in millions) *Three months ended June 30*	**2000**	1999
Operating activities		
Net earnings from continuing operations	**$ 32.5**	$ 21.8
Amortization of property, plant and equipment	**16.5**	16.6
Amortization of intangible assets	**9.4**	8.7
Deferred income taxes	**15.3**	19.7
Other	**(3.4)**	(2.5)
Cash provided from operations	**70.3**	64.3
Used for working capital	**(24.2)**	(65.7)
Rationalization costs	**(6.4)**	(10.5)
Cash provided from (used for) operating activities	**$ 39.7**	$ (11.9)
Investing activities		
Additions to property, plant and equipment	**(6.2)**	(6.3)
Additions to investments and other assets	**(4.6)**	(3.7)
Proceeds from disposal of investments and other assets	**4.2**	4.9
Other	**(6.2)**	–
Cash used for investing activities	**$ (12.8)**	$ (5.1)
Financing activities		
Increase in long-term debt	**–**	300.0
Reduction in long-term debt	**(50.4)**	(290.9)
Cash dividends paid	**(9.7)**	(9.0)
Cash provided from (used for) financing activities	**(60.1)**	0.1
Decrease in net cash from continuing operations	**(33.2)**	(16.9)
Increase (decrease) in net cash from discontinued operations	**1.8**	(5.1)
Decrease in net cash	**(31.4)**	(22.0)
Net cash, beginning of period	**25.2**	42.5
Net cash (bank overdraft), end of period	**$ (6.2)**	$ 20.5
Net cash (bank overdraft) consists of:		
Cash and cash equivalents	**$ 30.8**	$ 28.8
Bank overdraft	**(37.0)**	(9.8)
Cash and cash equivalents of discontinued operations	**–**	1.5
Net cash (bank overdraft), end of period	**$ (6.2)**	$ 20.5

Operating Businesses

MOLSON CANADA
175 Bloor Street East, Toronto, Ontario M4W 3S4
Tel: (416) 975-1786 Fax: (416) 975-4088

SPORTS AND ENTERTAINMENT
Molson Centre
1260 de La Gauchetière Street West, Montréal, Québec H3B 5E8
Tel: (514) 932-2582 Fax: (514) 989-2891

INVESTOR RELATIONS
Institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

John Paul Macdonald
Vice President, Corporate Affairs, Molson Inc.
1555 Notre-Dame Street East, Montréal, Québec H2L 2R5

Si vous désirez recevoir ce rapport en français,
veuillez vous adresser au Secrétaire,
1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5

REGISTERED AND EXECUTIVE OFFICE
1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 597-1786

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company,
Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: enquiries@cibcmellon.ca Website: www.cibcmellon.ca



This report was printed on recycled, acid-free paper made from 100% recycled fibre.

Exhibit 6

c1970
r f BC-a-Molson-acq-new-beer 11-07 0602
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Purchases Brazilian Beer Brand - Enhancing the Molson profitable growth platform

MONTREAL, Nov. 7 /CNW/ - Molson Inc. announced today its entry into the South American beer market with the signing of a conditional agreement for the purchase of Bavaria, one of Brazil's leading beer brands, from Companhia de Bebidas das Américas (AmBev). The sale of the Bavaria brand was directed by Brazilian regulatory authorities, as a condition for the approved merger of Brazil's top two brewers, Antarctica and Brahma, to form AmBev, now the fourth largest brewer in the world.

Under the terms of the agreement, Molson acquires the Bavaria brand and five breweries for an initial purchase price of US $98 million. The Bavaria brand currently represents 3.7% market share or 3.8 million hectolitres. The transaction is performance driven with the balance of sale triggered by increased market share performance. The total incentive payments could reach 215 million Brazilian Reals if the brand market share reaches a level of 6.5%. As part of the transaction, Molson will gain access to the AmBev distribution network for a minimum of four years with options to extend the period to ten years.

"The Bavaria acquisition represents the next major step in the delivery of shareholder value through annual top-line profitable growth," said Daniel J. O'Neill, President and Chief Executive Officer of Molson. "From the outset this acquisition is expected to be accretive and should enhance Molson's commitment to annual operating profit growth of 12.3%. Developing an earnings stream from emerging markets significantly improves the future of Molson."

The transaction is consistent with the newly approved international strategy of entering into high growth markets by acquiring an existing brand and piggybacking Molson's brand as distribution is strengthened. The strategy is consistent with that of several profitable internationally based beer companies studied over the last twelve months.

After a 12-month period of extensive country and competitor analysis, Molson has identified key success criteria for value creation through international growth. The deal with AmBev meets these criteria:

- Access to an efficient distribution network;
- High calibre local expertise;
- A high degree of control over the brand;
- Brand focus; and
- Strong on-premise and promotional capabilities.

Molson's profitable growth strategy has been extended from the core strategic brands and limited regional growth in Canada, to the United States import market, and now to Brazil. The Brazilian beer market is four and a half times the size of the Canadian market with 88 million hectolitres. Presently ranked fourth, Brazil is expected to surpass Germany to become the third largest beer market in the world with an annual growth rate of 4.5%, more than four times Canada's. The Brazilian beer market is also highly concentrated with four major competitors, a growing youth adult market and an estimated 26% increase in per capita beer consumption by 2003.

"Today's decision contributes to our goal of becoming one of the top performing beer companies in the world," Mr. O'Neill concluded. "The Bavaria acquisition compares very favourably to the prices paid by other international brewers in the most recent round of acquisitions. It is a stepping stone to the profitable development of our future."

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2 billion in annual sales. Founded in 1786, Molson is North America's oldest

beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry and Rickard's Red.

%SEDAR: 00001968EB

-0- 11/07/2000

/For further information: John Paul Macdonald, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345/

(MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU: TNM

-30-

CNW 09:09e 07-NOV-00

Exhibit 7

MOLSON INC.

Delivering on Commitments

Report to Shareholders
for the six months ended September 30, 2000


1786

MOLSON SECOND QUARTER HIGHLIGHTS*

- **Earnings from continuing operations up 22% to $33.3 million**
- **Earnings per share from continuing operations increased 22% to $0.56 from $0.46 per share**
- **Brewing operating profit up 14.5%**
- **Cash flow from continuing operations increased 19% to $81.9 million**
- **Cash flow per share from continuing operations increased 19% from $1.16 to $1.38 per share**

* *compared with second quarter last year, excluding the after-tax provision for rationalization of $23.4 million recorded in September 1999*

OVERVIEW

($ millions, except per share information)	Three months ended September 30 2000	Three months ended September 30 1999	Six months ended September 30 2000	Six months ended September 30 1999
Sales and other revenues (i)	**682.5**	692.8	**1,380.0**	1,366.5
Brewing excise and sales taxes	**170.4**	178.6	**341.3**	349.9
	512.1	514.2	**1,038.7**	1,016.6
Earnings before provision for rationalization, interest, income taxes and amortization (i)	**101.9**	95.8	**204.1**	183.7
Provision for rationalization	**–**	36.0	**–**	36.0
Earnings before interest, income taxes, and amortization (EBITDA)	**101.9**	59.8	**204.1**	147.7
Amortization of property, plant and equipment	**16.0**	17.4	**32.5**	34.0
Amortization of intangible assets	**9.6**	8.7	**19.0**	17.4
Earnings before interest and income taxes (EBIT) (i)	**76.3**	33.7	**152.6**	96.3
Net interest expense	**16.8**	19.5	**35.1**	39.5
Income taxes	**26.2**	10.4	**51.7**	31.2
Net earnings from continuing operations	**33.3**	3.8	**65.8**	25.6
Net earnings from discontinued operations	**–**	0.2	**–**	1.0
Net earnings	**33.3**	4.0	**65.8**	26.6
Basic net earnings per share				
Continuing operations	**0.56**	0.06	**1.11**	0.43
Discontinued operations	**–**	0.01	**–**	0.02
Total	**0.56**	0.07	**1.11**	0.45
Cash flow from continuing operations	**81.9**	69.0	**152.2**	133.3
Cash flow per share from continuing operations	**1.38**	1.16	**2.56**	2.25
Dividends per share	**0.18**	0.18	**0.36**	0.36
Outstanding shares (ii)	**59.4**	59.2	**59.4**	59.2
Weighted average outstanding shares (ii)	**59.4**	59.2	**59.4**	59.2
Weighted average fully-diluted shares outstanding (ii)	**62.4**	62.1	**62.2**	61.9

(i) Includes NHL expansion proceeds of $9.0 million for the six months ended September 30, 2000 and $4.5 million for the comparable period last year.
(ii) Number of outstanding Class "A" non-voting shares and Class "B" common shares (millions).

Excluding the after-tax impact of the $36 million provision for rationalization recorded in the second quarter last year, net earnings from continuing operations for the three months ended September 30, 2000 increased 22%, to $33.3 million, or $0.56 per share, compared with $27.2 million, or $0.46 per share in the corresponding period last year. This strong performance is the result of Molson's execution of its brewing strategy and the Company's focus on cost reduction and manufacturing efficiencies. Other contributing factors include consumer price increases, lower interest expense and a lower effective tax rate. Volumes continued to be affected, however, by cooler temperatures and inclement weather.

On a comparable basis, excluding the after-tax impact of the prior year provision for rationalization and the after-tax NHL expansion proceeds of $6.3 million (1999 – $3.2 million), net earnings from continuing operations for the six months increased by 30% or $13.7 million, to $59.5 million.

Cash flow from continuing operations, before working capital adjustments, for the three months ended September 30, 2000 was $81.9 million or $1.38 per share, compared to $69.0 million or $1.16 per share for the same period last year. For the six months ended September 30, 2000, cash flow from continuing operations, before working capital adjustments, was $152.2 million, a portion of which was used to repay $74.5 million of long-term debt.

Net interest expense for the three months ended September 30, 2000 was $16.8 million, $2.7 million lower than the prior year, reflecting the reduction in net debt compared to the same period a year ago.

The effective tax rate on earnings from continuing operations for the six months ended September 30, 2000 was 44.0% compared with 47.2% excluding the provision for rationalization costs for the same period last year. The decrease is attributable to implementation of the new CICA handbook section 3465 relating to income taxes and reduced tax rates.

Review of Operations

Brewing

(S millions)	Three months ended September 30 2000	1999	Six months ended September 30 2000	1999
Sales and other revenues	**663.8**	676.8	**1,341.9**	1,338.0
Excise and sales taxes	**170.4**	178.6	**341.3**	349.9
	493.4	498.2	**1,000.6**	988.1
Earnings before provision for rationalization, interest, income taxes, and amortization	**111.9**	101.3	**217.4**	195.3
Amortization of property, plant and equipment	**13.9**	15.3	**28.2**	29.7
Amortization of intangible assets	**9.4**	8.6	**18.7**	17.2
Earnings before provision for rationalization, interest and income taxes	**88.6**	77.4	**170.5**	148.4
Provision for rationalization	**-**	36.0	**-**	36.0
Earnings before interest and income taxes (EBIT)	**88.6**	41.4	**170.5**	112.4
Percentage change – EBIT before provision for rationalization	**14.5%**		**14.9%**	

Brewing earnings before provision for rationalization, interest and income taxes for the three months ended September 30, 2000 increased by 14.5% to $88.6 million. The higher EBIT once again meets Molson's declared commitment to increase operating profit in excess of 12.3% annually.

INDUSTRY VOLUME AND MOLSON MARKET SHARE

Total industry sales volume in Canada, including sales of imported beer, decreased by 1.5% to 5.8 million hectolitres, during the three months ended September 30, 2000 compared with the corresponding period last year. Molson's total volume in Canada decreased by 1.9% to 2.6 million hectolitres during this same period.

For the six months ended September 30, 2000, total industry sales volume decreased by 1.6% to 11.4 million hectolitres, while Molson Canada's volume decreased by 1.4% to 5.1 million hectolitres.

MOLSON ESTIMATED MARKET SHARE *(%)*	Three months ended September 30		Six months ended September 30	
	2000	1999*	**2000**	1999*
Including sales of imports				
Canada	**44.8**	45.0	**45.0**	44.9
Quebec – Atlantic	**41.8**	41.2	**42.2**	41.6
Ontario – West	**46.4**	47.0	**46.5**	46.7

* *Market share information for the three and six months ended September 30, 1999 has been restated to reflect updated industry volumes. Prior year market share information for Ontario has also been restated to conform to a more accurate basis of calculation, which incorporates LCBO cash register sales data. Previous calculations had incorporated data for shipments to the LCBO.*

For the six months of the current and prior fiscal years, Molson Canada's average estimated market share of all beer sold in Canada increased by 0.1 share points to 45.0%. This reflects a 1.0 share point increase in core brand performance offset, in part, by a decline in non-core brands, and the Corporation's strategy to diminish its presence in certain unprofitable draft beer markets.

Our estimated market share for the three months ended September 30, 2000 declined marginally compared to the same period a year ago. The decline in the Ontario-West region compares unfavourably with last year's strong second quarter performance resulting from competitive pricing activities. The strong gains in the Quebec-Atlantic region for the quarter accurately reflect Molson's strategy of the disciplined pursuit of profitable share growth. With the excellent performance of Molson Canadian and the core brand portfolio, as well as the revitalization of Molson Export including new advertising and field support, the Ontario-West region is well-positioned for future growth.

Subsequent to the quarter end, Molson announced an agreement in principle with the Miller Brewing Company and the Foster's Brewing Group to repurchase 100% of the Molson brands in the United States, followed by the announcement on October 26, 2000 of an agreement in principle for a new partnership with the Coors Brewing Company to market and sell the Molson brands in the United States.

Regaining control of the Molson brands in the United States is a key element of the Corporation's strategy for future profitable growth outside of Canada and a major opportunity for creating shareholder value. Effective immediately, Molson has assumed control of the marketing, advertising, pricing and promotional activities of its brands in the United States. Regular distributor communication has been initiated and a major conference is scheduled for the first week of November.

In addition to regaining ownership of its brands in the United States, Molson has re-established long-standing relationships with both Miller and Foster's for Canada as well as confirmed a long-term production agreement with Foster's for export to the United States. With Coors, the new partnership for the marketing, sales and distribution of the Molson brands in the United States extends to key strategic elements of the Molson/Coors relationship in Canada including:

- The extension of the existing Molson/Coors manufacturing, distribution and sales agreement in Canada for an indefinite period, the addition of performance guarantees to Coors as well as the agreement's extension to cover the Maritime Provinces;
- New contract brewing for the Molson production of Coors products in Canada, for distribution to the United States, of up to 800,000 hectolitres annually, an increase of almost 8% in Molson's overall volume;
- The Molson/Coors co-development of the light beer category in Canada; and
- The establishment of procurement synergies.

Coors will pay Molson a total cash consideration of US $65 million for a 49.9% stake in the new partnership while Molson will retain a 50.1% interest, including full ownership of the Molson brands in the United States. Both transactions are expected to close by December 31, 2000.

Sports and Entertainment

The previously announced process of selling a controlling interest in the Montreal Canadiens hockey club and the Molson Centre continues and the Corporation is currently in discussion with a number of interested parties.

Results of the Sports and Entertainment segment are outlined below:

	Three months ended September 30		Six months ended September 30	
($ millions)	**2000**	1999	**2000**	1999
Sales and other revenues (i)	**18.0**	15.9	**37.3**	28.3
Loss before interest, income taxes, amortization and the undernoted	**(1.5)**	(1.9)	**(7.0)**	(7.9)
Amortization of property, plant and equipment	**2.2**	2.1	**4.3**	4.2
Amortization of intangible assets	**0.1**	0.1	**0.2**	0.2
Operating loss from hockey operations and Molson Centre activities before the undernoted	**(3.8)**	(4.1)	**(11.5)**	(12.3)
NHL expansion proceeds	**–**	–	**9.0**	4.5
Loss before interest and income taxes (EBIT)	**(3.8)**	(4.1)	**(2.5)**	(7.8)

(i) Includes NHL expansion proceeds of $9.0 million for the six months ended September 30, 2000 and $4.5 million for the comparable period last year.

The loss before interest and income taxes from hockey operations and Molson Centre activities for the three months ended September 30, 2000 was $3.8 million, compared to a loss of $4.1 million for the same period last year. This reflects an increased contribution from attractions at the Molson Centre.

Sales and other revenues and EBIT for the six months ended September 30, 2000 include expansion proceeds of $9.0 million related to the addition of the St. Paul, Minnesota and Columbus, Ohio NHL franchises. Excluding expansion proceeds, sales and other revenue increased by $4.5 million or 19% reflecting primarily a $3.5 million increase in attractions revenue compared to the same period a year ago.

Other

Effective April 1, 2000 Molson adopted, on a retroactive basis, without restatement of prior years financial statements, the provisions of the new Canadian Institute of Chartered Accountants (CICA) handbook section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". The non-cash charge against retained earnings relating to implementation of these new accounting pronouncements has been shown as a reduction to opening retained earnings for the period.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.





Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

October 31, 2000

Segmented Information – Unaudited

SALES AND OTHER REVENUES

($ millions)	Three months ended September 30 2000	1999	Six months ended September 30 2000	1999
Brewing	**663.8**	676.8	**1,341.9**	1,338.0
Brewing excise and sales taxes	**170.4**	178.6	**341.3**	349.9
	493.4	498.2	**1,000.6**	988.1
Sports and Entertainment	**18.0**	15.9	**37.3** (i)	28.3 (i)
Other (ii)	**0.7**	0.1	**0.8**	0.2
	512.1	514.2	**1,038.7**	1,016.6

EBITDA

($ millions)	Three months ended September 30 2000	1999	Six months ended September 30 2000	1999
Brewing	**111.9**	65.3 (iii)	**217.4**	159.3 (iii)
Sports and Entertainment	**(1.5)**	(1.9)	**2.0** (i)	(3.4) (i)
Other (ii)	**(8.5)**	(3.6)	**(15.3)**	(8.2)
	101.9	59.8	**204.1**	147.7

EBIT

($ millions)	Three months ended September 30 2000	1999	Six months ended September 30 2000	1999
Brewing	**88.6**	41.4 (iii)	**170.5**	112.4 (iii)
Sports and Entertainment	**(3.8)**	(4.1)	**(2.5)** (i)	(7.8) (i)
Other (ii)	**(8.5)**	(3.6)	**(15.4)**	(8.3)
	76.3	33.7	**152.6**	96.3

(i) Includes NHL expansion proceeds of $9.0 million (1999 – $4.5 million).
(ii) The caption "other" in the above tables include the net costs of operating the corporate office and maintaining a public company.
(iii) After deducting a provision for rationalization of $36.0 million.

Consolidated Statements of Earnings – Unaudited

(Dollars in millions, except per share amounts)	Three months ended September 30		Six months ended September 30	
	2000	1999	**2000**	1999
Sales and other revenues	**$ 682.5**	$ 692.8	**$ 1,380.0**	$ 1,366.5
Brewing excise and sales taxes	**170.4**	178.6	**341.3**	349.9
	512.1	514.2	**1,038.7**	1,016.6
Costs and expenses				
Cost of sales, selling and administrative costs	**410.2**	418.4	**834.6**	832.9
Provision for rationalization	**–**	36.0	**–**	36.0
Earnings before interest, income taxes and amortization	**101.9**	59.8	**204.1**	147.7
Amortization of property, plant and equipment	**16.0**	17.4	**32.5**	34.0
Amortization of intangible assets	**9.6**	8.7	**19.0**	17.4
Earning before interest and income taxes	**76.3**	33.7	**152.6**	96.3
Net interest expense	**16.8**	19.5	**35.1**	39.5
Earnings before income taxes	**59.5**	14.2	**117.5**	56.8
Income taxes	**26.2**	10.4	**51.7**	31.2
Net earnings from continuing operations	**33.3**	3.8	**65.8**	25.6
Net earnings from discontinued operations	**–**	0.2	**–**	1.0
Net earnings	**$ 33.3**	$ 4.0	**$ 65.8**	$ 26.6
Net earnings per share from continuing operations	**$ 0.56**	$ 0.06	**$ 1.11**	$ 0.43
Net earnings per share	**$ 0.56**	$ 0.07	**$ 1.11**	$ 0.45

Consolidated Statements of Retained Earnings – Unaudited

(Dollars in millions)	**2000**	1999
Retained earnings at end of prior year	**$ 557.1**	$ 643.8
Charge against retained earnings as a result of implementation of new accounting rules (i)	**(320.0)**	–
Retained earnings at beginning of year	**$ 237.1**	$ 643.8
Net earnings for the current period	**65.8**	26.6
Dividends	**(21.4)**	(21.3)
Retained earnings at September 30	**$ 281.5**	$ 649.1

(i) Includes an after-tax charge of $120 million resulting from implementation of the new accounting rules relating to Employee Future Benefits, including Molson's share of the related impact on equity accounted entities and $200 million resulting from implementation of new accounting rules relating to Income Taxes.

Consolidated Balance Sheets – Unaudited

($ millions) *As at September 30*	**2000**	1999
Assets		
Current assets		
Cash and short-term investments	**$ 106.8**	$ 39.3
Accounts receivable	**159.0**	171.6
Inventories	**131.2**	135.6
Prepaid expenses	**41.6**	45.5
Current assets of discontinued operations	**15.7**	150.5
	454.3	542.5
Investments and other assets	**138.7**	270.6
Property, plant and equipment	**1,063.0**	1,192.4
Intangible assets	**1,379.7**	1,293.1
Non-current assets of discontinued operations	**27.0**	99.7
	$ 3,062.7	$ 3,398.3
Liabilities		
Current liabilities		
Bank indebtedness	**$ 9.3**	$ 23.1
Accounts payable and accruals	**342.7**	306.3
Provision for rationalization costs	**68.4**	64.4
Taxes payable	**114.3**	128.2
Dividends payable	**10.7**	10.7
Deferred income taxes	**29.6**	39.7
Current liabilities of discontinued operations	**5.6**	127.2
	580.6	699.6
Long-term debt	**1,086.3**	1,165.4
Deferred gain	**53.9**	60.0
Deferred liabilities	**115.0**	98.5
Deferred income taxes	**419.7**	134.6
Non-current liabilities of discontinued operations	**55.2**	124.0
	2,310.7	2,282.1
Shareholders' equity	**752.0**	1,116.2
	$ 3,062.7	$ 3,398.3

Operating Businesses

MOLSON CANADA

175 Bloor Street East, Toronto, Ontario M4W 3S4
Tel: (416) 975-1786 Fax: (416) 975-4088

SPORTS AND ENTERTAINMENT

Molson Centre
1260 de La Gauchetière Street West, Montréal, Québec H3B 5E8
Tel: (514) 932-2582 Fax: (514) 989-2891

INVESTOR RELATIONS

Institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

John Paul Macdonald
Vice President, Corporate Affairs, Molson Inc.
1555 Notre-Dame Street East, Montréal, Québec H2L 2R5

Si vous désirez recevoir ce rapport en français, veuillez vous adresser au Secrétaire,
1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5

REGISTERED AND EXECUTIVE OFFICE

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 597-1786

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company,
Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: enquiries@cibcmellon.ca Website: www.cibcmellon.ca



This report was printed on recycled, acid-free paper made from 100% recycled fibre.

Exhibit 8

MOLSON INC.

Delivering on Commitments

Report to Shareholders
for the third quarter ended December 31, 2000


1786

Molson Third Quarter Highlights (i)

- **Earnings from continuing operations up 43% to $24.1 million**
- **Earnings per share from continuing operations increased 42% to $0.40 from $0.28 per share**
- **Brewing operating profit up 15.2%**
- **Cash flow from continuing operations increased 8% to $59.5 million**
- **Cash flow per share from continuing operations increased 8% from $0.93 to $1.00 per share**
- **Completed acquisition of the Bavaria brand and brewing facilities in Brazil** (ii)
- **Regained 100% ownership of Molson brands in the United States** (ii)
- **Entered into new U.S. partnership arrangement with Coors Brewing Company** (ii)

(i) *Compared with the third quarter last year, excluding a non-cash $25.5 million reduction in income tax expense recorded in the current period to reflect changes in enacted future income tax rates and excluding the after-tax provision for rationalization of $126.0 million recorded in October 1999.*

(ii) *The consolidated balance sheet at December 31, 2000 includes items relating to these transactions, including incremental debt incurred. Given the timing of these acquisitions, at the end of the third quarter, no incremental earnings impact arising as a result of these transactions has been recorded in the financial statements.*

OVERVIEW

($ millions, except per share information)	Three months ended December 31 2000	Three months ended December 31 1999	Nine months ended December 31 2000	Nine months ended December 31 1999
Sales and other revenues (i)	**644.3**	623.4	**2,024.3**	1,989.9
Brewing excise and sales taxes	**149.0**	151.2	**490.3**	501.1
	495.3	472.2	**1,534.0**	1,488.8
Earnings before provisions for rationalization, interest, income taxes and amortization (i)	**83.8**	79.2	**287.9**	262.9
Provisions for rationalization	**–**	188.0	**–**	224.0
Earnings (loss) before interest, income taxes, and amortization (EBITDA)	**83.8**	(108.8)	**287.9**	38.9
Amortization of property, plant and equipment	**14.1**	15.5	**46.6**	49.5
Amortization of intangible assets	**9.5**	8.7	**28.5**	26.1
Earnings (loss) before interest and income taxes (EBIT) (i)	**60.2**	(133.0)	**212.8**	(36.7)
Net interest expense	**17.2**	19.7	**52.3**	59.2
Income tax expense (recovery) (ii)	**(6.6)**	(43.6)	**45.1**	(12.4)
Net earnings (loss) from continuing operations	**49.6**	(109.1)	**115.4**	(83.5)
Net earnings from discontinued operations	**–**	0.4	**–**	1.4
Net earnings (loss)	**49.6**	(108.7)	**115.4**	(82.1)
Basic net earnings (loss) per share				
Continuing operations	**0.83**	(1.84)	**1.94**	(1.41)
Discontinued operations	**–**	–	**–**	0.02
Total	**0.83**	(1.84)	**1.94**	(1.39)
Cash flow from continuing operations	**59.5**	54.9	**211.7**	188.2
Cash flow per share from continuing operations	**1.00**	0.93	**3.56**	3.18
Dividends per share	**0.18**	0.18	**0.54**	0.54
Outstanding shares (iii)	**59.7**	59.3	**59.7**	59.3
Weighted average outstanding shares (iii)	**59.7**	59.3	**59.5**	59.2
Weighted average fully-diluted shares outstanding (iii)	**62.2**	62.2	**61.9**	61.9

(i) Includes NHL expansion proceeds of $9.0 million for the nine months ended December 31, 2000 and $4.5 million for the comparable period last year.

(ii) The three and nine months ended December 31, 2000 include a non-cash reduction of $25.5 million to future income tax liabilities and income tax expense which reflect changes in enacted future tax rates in accordance with the provisions of CICA handbook section 3465.

(iii) Number of outstanding Class "A" non-voting shares and Class "B" common shares (millions).

On a comparable basis, net earnings from continuing operations for the three months ended December 31, 2000 increased 43%, to $24.1 million, or $0.40 per share, compared with $16.9 million, or $0.28 per share in the corresponding period last year, excluding the $25.5 million adjustment to income taxes to reflect changes in enacted tax rates and excluding the after-tax impact of the $188 million provision for rationalization recorded in the third quarter last year. This strong performance reflects the combined impact of Molson's execution of its brewing strategy, consumer price increases, and production efficiencies. Other contributing factors include lower net interest expense and a lower effective tax rate.

On a normalized basis, our net earnings from continuing operations for the nine months ended December 31, 2000 were $83.6 million or $1.41 per share, an increase of 33% compared to $62.7 million or $1.05 per share for the same period last year.

The tables below show our net earnings and earnings per share on a normalized basis for the three and nine months ended December 31, 2000.

	Net earnings three months ended December 31		Net earnings per share three months ended December 31	
($ millions – except per share information)	**2000**	1999	**2000**	1999
Net earnings (loss) from continuing operations as reported	**49.6**	(109.1)	**$ 0.83**	$ (1.84)
After-tax adjustments to arrive at normalized net earnings:				
Tax adjustment related to changes in enacted future tax rates	**(25.5)**	–	**(0.43)**	–
Provision for rationalization	–	126.0	–	2.12
Net earnings from continuing operations – normalized	**24.1**	16.9	**$ 0.40**	$ 0.28
Percentage change	**43%**		**42%**	

($ millions – except per share information)	Net earnings nine months ended December 31 **2000**	1999	Net earnings per share nine months ended December 31 **2000**	1999
Net earnings (loss) from continuing operations as reported	**115.4**	(83.5)	**$ 1.94**	$ (1.41)
After-tax adjustments to arrive at normalized net earnings:				
Tax adjustment related to changes in enacted future tax rates	**(25.5)**	–	**(0.43)**	–
Provisions for rationalization	**–**	149.4	**–**	2.52
NHL expansion proceeds	**(6.3)**	(3.2)	**(0.10)**	(0.06)
Net earnings from continuing operations – normalized	**83.6**	62.7	**$ 1.41**	$ 1.05
Percentage change	**33%**		**34%**	

Cash flow from continuing operations, before working capital adjustments, for the three months ended December 31, 2000 was $59.5 million or $1.00 per share, compared to $54.9 million or $0.93 per share for the same period last year. For the nine months ended December 31, 2000, cash flow from continuing operations, before working capital adjustments, was $211.7 million, a portion of which was used to repay $74.5 million of long-term debt, and to fund the repurchase of the Molson brands in the United States.

Net interest expense for the three months ended December 31, 2000 was $17.2 million, $2.5 million lower than the prior year, reflecting the reduction in average net debt compared to the same period a year ago.

The tax recovery for the third quarter includes a $25.5 million reduction of future income tax liabilities resulting from enactment of the decrease in future tax rates announced in the February 2000 Federal Budget and the October Federal Economic Statement and Budget. As required by the new CICA handbook section 3465, future income taxes must be measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the liability is settled or the asset is realized. For the nine months ended December 31, 2000 the effective tax rate on earnings from continuing operations, excluding the

impact of the $25.5 million adjustment relating to changes in enacted future tax rates, was 44% compared with 48.6%, excluding the provision for rationalization costs for the same period last year. The decrease is largely attributable to implementation of the new CICA handbook section 3465 and reduced statutory tax rates.

Review of Operations

Brewing

	Three months ended December 31		Nine months ended December 31	
($ millions)	**2000**	1999	**2000**	1999
Sales and other revenues	**588.5**	568.2	**1,930.4**	1,906.2
Excise and sales taxes	**149.0**	151.2	**490.3**	501.1
	439.5	417.0	**1,440.1**	1,405.1
Earnings before provisions for rationalization, interest, income taxes, and amortization	**89.1**	80.6	**306.5**	275.9
Amortization of property, plant and equipment	**11.9**	13.3	**40.1**	43.0
Amortization of intangible assets	**9.4**	8.5	**28.1**	25.7
Earnings before provisions for rationalization, interest and income taxes	**67.8**	58.8	**238.3**	207.2
Provisions for rationalization	**–**	188.0	**–**	224.0
Earnings (loss) before interest and income taxes (EBIT)	**67.8**	(129.2)	**238.3**	(16.8)
Percentage change – EBIT before provisions for rationalization	**15.2%**		**15.0%**	

Brewing earnings before provisions for rationalization, interest and income taxes increased by 15.2% to $67.8 million for the three months ended December 31, 2000 and by 15.0% to $238.3 million for the nine months ended December 31, 2000.

INDUSTRY VOLUME AND MOLSON MARKET SHARE

Total industry sales volume in Canada, including sales of imported beer, increased by 0.1% to 5.0 million hectolitres, during the three months ended December 31, 2000 compared with the corresponding period last year. Molson's total volume in Canada decreased by 1.0% to 2.3 million hectolitres during this same period.

For the nine months ended December 31, 2000, total industry sales volume decreased by 1.1% to 16.5 million hectolitres, while Molson Canada's volume decreased by 1.3% to 7.4 million hectolitres.

MOLSON ESTIMATED MARKET SHARE *(%)*	Three months ended December 31		Nine months ended December 31	
	2000	1999*	**2000**	1999*
Including sales of imports				
Canada	**45.0**	45.5	**45.0**	45.1
Quebec — Atlantic	**42.7**	43.6	**42.3**	42.2
Ontario — West	**46.3**	46.5	**46.4**	46.7

* *Market share information for the three and nine months ended December 31, 1999 has been restated to reflect updated industry volumes.*

Molson Canada's average estimated market share of all beer sold in Canada decreased marginally by 0.1 share points to 45.0% for the nine months ended December 31, 2000, compared to the same period a year ago. This reflects a 0.9 share point increase in core brand performance offset, by a decline in non-core brands, and the Corporation's strategy to diminish its presence in certain unprofitable draft beer markets.

Our estimated market share for the three months ended December 31, 2000 declined 0.5 share points compared to the same period a year ago. The decline in the Ontario-West region reflects primarily our decision not to pursue unprofitable draft business. The decline in Quebec-Atlantic region for the quarter reflects a 1.3 share point increase in core brands which was offset by a decline in non-core brands.

BRAZIL

On November 7, 2000 Molson announced its entry into the South American beer market with the signing of a conditional agreement for the purchase of the Bavaria brand and certain brewing facilities, from Companhia de Bebidas das Américas (AmBev).

Under the terms of the agreement, which was concluded effective December 21, 2000, Molson acquired Bavaria, SA, whose assets include the Bavaria brand and five breweries, for an initial payment of US $98 million, with the balance of the purchase price contingent on increased market share performance. Additional purchase price installments are dependant on the attainment of certain market share thresholds and the total purchase price could reach the equivalent of US $213 million (at December 31, 2000 exchange rates) within five years if the Bavaria brand market share reaches a level of 6.5%. As part of the transaction, Molson has gained access to the AmBev distribution network for a minimum of four years with Bavaria, SA having the option to extend the period to ten years. The Bavaria brand currently has a market share of approximately 3.4% or 3 million hectolitres.

The Brazilian beer market is four and a half times the size of the Canadian market with an estimated annual production of 88 million hectolitres. Presently ranked fourth, Brazil is expected to surpass Germany to become the third largest beer market in the world with an annual growth rate more than four times that of Canada.

UNITED STATES

Effective December 29, 2000, Molson completed the previously announced transaction with Miller Brewing Company and Foster's Brewing Group for the repurchase of the rights to the Molson brands in the United States for US $133 million. This was followed by the completion, on January 2, 2001, of the sale of a 49.9% interest in its U.S. business (Molson 2000 LLC), to Coors Brewing Company for total cash consideration of US $65 million. Offices for Molson 2000 LLC, the dedicated business unit with responsibility for Molson brands in the United States, have been established in Golden, Colorado.

In addition to these transactions involving its brands in the United States, Molson has re-established license agreements covering both Miller and Foster's products in Canada and has also confirmed a long-term production agreement

with Foster's for export to the United States. Molson's new partnership with Coors for the marketing, sales and distribution of the Molson brands in the United States extends to key strategic elements of the Molson/Coors relationship in Canada.

Given the timing of the Brazil and U.S. transactions described above, certain information necessary to finalize the purchase equations is not currently available. The purchase equations will be adjusted, as necessary, as this information becomes available.

Sports and Entertainment

On January 31, 2001 the Corporation announced a new majority owner for the Montreal Canadiens and sale of the Molson Centre. Colorado businessman George N. Gillett Jr. will purchase an 80.1% controlling interest in the hockey team and 100% of the Molson Centre in a deal valued at $275 million. The transaction is subject to final documentation and regulatory approvals, including that of the National Hockey League Board of Governors.

Results of the Sports and Entertainment segment are outlined below:

	Three months ended December 31		Nine months ended December 31	
($ millions)	**2000**	1999	**2000**	1999
Sales and other revenues *(i)*	**55.8**	55.2	**93.1**	83.5
Earnings (loss) before interest, income taxes, amortization and the undernoted	**2.5**	3.3	**(4.5)**	(4.6)
Amortization of property, plant and equipment	**2.1**	2.1	**6.4**	6.3
Amortization of intangible assets	**0.2**	0.2	**0.4**	0.4
Operating profit (loss) from hockey operations and Molson Centre activities before the undernoted	**0.2**	1.0	**(11.3)**	(11.3)
NHL expansion proceeds	**–**	–	**9.0**	4.5
Earnings (loss) before interest and income taxes (EBIT)	**0.2**	1.0	**(2.3)**	(6.8)

(i) Includes NHL expansion proceeds of $9.0 million for the nine months ended December 31, 2000 and $4.5 million for the comparable period last year.

Operating profit before interest and income taxes from hockey operations and Molson Centre activities for the three months ended December 31, 2000 was $0.2 million compared to an operating profit of $1.0 million for the same period last year. This reflects the impact of costs related to hockey operations personnel changes and lower ticket sales, offset in part by incremental operating profit arising from two additional home games and increased profit contributions from entertainment events and food and beverage sales.

Sales and other revenues and EBIT for the nine months ended December 31, 2000 include expansion proceeds of $9.0 million related to the addition of the St. Paul, Minnesota and Columbus, Ohio NHL franchises. Excluding expansion proceeds, sales and other revenues increased by $5.1 million or 6% reflecting primarily a $3.6 million increase in entertainment and food and beverage revenue as well as two more home games compared to the same period a year ago.

Other

Effective April 1, 2000 Molson adopted, on a retroactive basis, without restatement of prior years financial statements, the provisions of the new Canadian Institute of Chartered Accountants (CICA) handbook section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". The non-cash charge against retained earnings relating to implementation of these new accounting pronouncements has been shown as a reduction to opening retained earnings for the period.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.





Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

January 31, 2001

Segmented Information – Unaudited

SALES AND OTHER REVENUES

	Three months ended December 31		Nine months ended December 31	
($ millions)	**2000**	1999	**2000**	1999
Brewing	**588.5**	568.2	**1,930.4**	1,906.2
Brewing excise and sales taxes	**149.0**	151.2	**490.3**	501.1
	439.5	417.0	**1,440.1**	1,405.1
Sports and Entertainment *(i)*	**55.8**	55.2	**93.1**	83.5
Other	**–**	–	**0.8**	0.2
	495.3	472.2	**1,534.0**	1,488.8

EBITDA

	Three months ended December 31		Nine months ended December 31	
($ millions)	**2000**	1999	**2000**	1999
Brewing	**89.1**	(107.4) *(ii)*	**306.5**	51.9 *(iii)*
Sports and Entertainment *(i)*	**2.5**	3.3	**4.5**	(0.1)
Other *(iv)*	**(7.8)**	(4.7)	**(23.1)**	(12.9)
	83.8	(108.8)	**287.9**	38.9

EBIT

	Three months ended December 31		Nine months ended December 31	
($ millions)	**2000**	1999	**2000**	1999
Brewing	**67.8**	(129.2) *(ii)*	**238.3**	(16.8) *(iii)*
Sports and Entertainment *(i)*	**0.2**	1.0	**(2.3)**	(6.8)
Other *(iv)*	**(7.8)**	(4.8)	**(23.2)**	(13.1)
	60.2	(133.0)	**212.8**	(36.7)

(i) Nine months ended December 31, 2000 includes NHL expansion proceeds of $9.0 million (1999 – $4.5 million).
(ii) After deducting a provision for rationalization of $188 million for the three months ended December 31, 1999.
(iii) After deducting provisions for rationalization totalling $224 million for the nine months ended December 31, 1999.
(iv) The caption "other" in the above tables include the net costs of operating the corporate office and maintaining a public company.

Consolidated Statements of Earnings – Unaudited

(Dollars in millions, except per share amounts)	Three months ended December 31		Nine months ended December 31	
	2000	1999	**2000**	1999
Sales and other revenues	**$ 644.3**	$ 623.4	**$ 2,024.3**	$ 1,989.9
Brewing excise and sales taxes	**149.0**	151.2	**490.3**	501.1
	495.3	472.2	**1,534.0**	1,488.8
Costs and expenses				
Cost of sales, selling and administrative costs	**411.5**	393.0	**1,246.1**	1,225.9
Provisions for rationalization	**–**	188.0	**–**	224.0
Earnings (loss) before interest, income taxes and amortization	**83.8**	(108.8)	**287.9**	38.9
Amortization of property, plant and equipment	**14.1**	15.5	**46.6**	49.5
Amortization of intangible assets	**9.5**	8.7	**28.5**	26.1
Earning (loss) before interest and income taxes	**60.2**	(133.0)	**212.8**	(36.7)
Net interest expense	**17.2**	19.7	**52.3**	59.2
Earnings (loss) before income taxes	**43.0**	(152.7)	**160.5**	(95.9)
Income tax expense (recovery) (i)	**(6.6)**	(43.6)	**45.1**	(12.4)
Net earnings (loss) from continuing operations	**49.6**	(109.1)	**115.4**	(83.5)
Net earnings from discontinued operations	**–**	0.4	**–**	1.4
Net earnings (loss)	**$ 49.6**	$ (108.7)	**$ 115.4**	$ (82.1)
Net earnings (loss) per share from continuing operations	**$ 0.83**	$ (1.84)	**$ 1.94**	$ (1.41)
Net earnings (loss) per share	**$ 0.83**	$ (1.84)	**$ 1.94**	$ (1.39)

(i) The three and nine months ended December 31, 2000 include a non-cash reduction of $25.5 million to reflect changes in enacted future tax rates in accordance with the provisions of CICA section 3465.

Consolidated Statements of Retained Earnings – Unaudited

(Dollars in millions)	**2000**	1999
Retained earnings at end of prior year	**$ 557.1**	$ 643.8
Charge against retained earnings as a result of implementation of new accounting rules (i)	**(320.0)**	–
Retained earnings at beginning of year	**$ 237.1**	$ 643.8
Net earnings (loss) for the current period	**115.4**	(82.1)
Dividends	**(32.1)**	(32.0)
Retained earnings at December 31	**$ 320.4**	$ 529.7

(i) Includes an after-tax charge of $120 million resulting from implementation of the new accounting rules relating to Employee Future Benefits, including Molson's share of the related impact on equity accounted entities and $200 million resulting from implementation of new accounting rules relating to Income Taxes.

Consolidated Balance Sheets – Unaudited

(Dollars in millions) *As at December 31*	2000	1999
Assets		
Current assets		
Cash and short-term investments	**$ 83.5**	$ 22.7
Accounts receivable	**220.4**	213.3
Proceeds receivable from the sale of a 49.9% interest in Molson 2000 LLC	**97.5**	–
Inventories	**140.6**	134.8
Prepaid expenses	**37.7**	38.9
Current assets of discontinued operations	**14.7**	8.2
	594.4	417.9
Investments and other assets	**95.5**	247.8
Property, plant and equipment	**1,197.4**	1,064.5
Intangible assets	**1,524.0**	1,284.4
Non-current assets of discontinued operations	**27.0**	59.7
	$ 3,438.3	$ 3,074.3
Liabilities		
Current liabilities		
Bank indebtedness	**$ –**	$ 23.0
Accounts payable and accruals	**380.9**	271.9
Provision for rationalization costs	**58.4**	100.5
Taxes payable	**129.9**	138.7
Dividends payable	**10.7**	10.7
Future income taxes	**37.2**	28.2
Current liabilities of discontinued operations	**5.6**	5.8
	622.7	578.8
Long-term debt	**1,404.7**	1,164.4
Deferred gain	**52.3**	58.4
Deferred liabilities	**108.0**	96.6
Future income taxes	**399.9**	97.4
Non-current liabilities of discontinued operations	**54.2**	80.6
	2,641.8	2,076.2
Shareholders' equity	**796.5**	998.1
	$ 3,438.3	$ 3,074.3

Since the purchase price allocation process relating to acquisitions completed toward the end of the third quarter is not complete, amounts assigned to the assets acquired and liabilities assumed as part of these transactions are subject to revision.

Consolidated Cash Flow Statements – Unaudited

(Dollars in millions) *Nine months ended December 31*	**2000**	1999
Operating activities		
Net earnings (loss) from continuing operations	**$ 115.4**	$ (83.5)
Provisions for rationalization	**–**	224.0
Amortization of property, plant and equipment	**46.6**	49.5
Amortization of intangible assets	**28.5**	26.1
Future income taxes	**23.9**	(21.8)
Other	**(2.7)**	(6.1)
Cash provided from operations	**211.7**	188.2
Provided from (used for) working capital	**42.5**	(37.0)
Rationalization costs	**(39.2)**	(25.0)
Cash provided from operating activities	**215.0**	126.2
Investing activities		
Additional investments in Brewing net assets [(i)]	**(357.6)**	–
Additions to property, plant and equipment	**(23.3)**	(21.6)
Additions to investments and other assets	**(5.1)**	(12.8)
Proceeds from disposal of investments and other assets	**35.9**	3.8
Other	**(27.3)**	(14.5)
Cash used for investing activities	**(377.4)**	(45.1)
Financing activities		
Increase in long-term debt	**319.0**	300.1
Reduction in long-term debt	**(74.5)**	(408.1)
Cash dividends paid	**(29.9)**	(29.1)
Other	**5.4**	1.3
Cash provided from (used for) financing activities	**220.0**	(135.8)
Increase (decrease) in net cash from continuing operations	57.6	(54.7)
Increase in net cash from discontinued operations	0.7	11.9
Increase (decrease) in net cash	58.3	(42.8)
Net cash, beginning of period	25.2	42.5
Net cash (bank overdraft), end of period	**$ 83.5**	$ (0.3)
Net cash (bank overdraft), consists of:		
Cash and cash equivalents	**$ 83.5**	$ 22.7
Bank overdraft	**–**	(23.0)
Net cash (bank overdraft), end of period	**$ 83.5**	$ (0.3)

(i) Excluding $97.5 million received from Coors Brewing Company on January 2, 2001 in respect of the sale of a 49.9% interest in Molson 2000, LLC.

Operating Businesses

MOLSON CANADA

175 Bloor Street East, Toronto, Ontario M4W 3S4
Tel: (416) 975-1786 Fax: (416) 975-4088

SPORTS AND ENTERTAINMENT

Molson Centre
1260 de La Gauchetière Street West, Montréal, Québec H3B 5E8
Tel: (514) 932-2582 Fax: (514) 989-2891

INVESTOR RELATIONS

Institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

John Paul Macdonald
Vice President, Corporate Affairs, Molson Inc.
1555 Notre-Dame Street East, Montréal, Québec H2L 2R5

Si vous désirez recevoir ce rapport en français, veuillez vous adresser au Secrétaire,
1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5

REGISTERED AND EXECUTIVE OFFICE

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 597-1786

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company,
Halifax, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: enquiries@cibcmellon.ca Website: www.cibcmellon.ca



This report was printed on recycled, acid-free paper made from 100% recycled fibre.

Exhibit 9

c8641
r f BC-a-Molson-joins-Index 05-28 0251
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Joins S&P/TSE 60 Index

MONTREAL, May 28 /CNW/ - Molson Inc. today confirmed that Standard & Poor's Canadian Index Operations has announced the addition of Molson to the S&P/TSE 60 Index. The addition of Molson to this major Canadian portfolio index is a reflection of the Corporation's successful corporate strategy to increase shareholder value.

"We are pleased to see Molson in the S&P/TSE 60 Index," said Daniel J. O'Neill, Molson President and Chief Executive Officer. "With a record of strong profitable growth as illustrated by initiatives such as our focus on Canadian core brands, the repurchase of our brands in the United States as well as the opening of a major international growth opportunity in Brazil, we represent excellent value for those funds that benchmark or track this index."

In addition to the S&P/TSE 60 Index, Molson has also been added to the S&P Global 1200 and the S&P/TSE 60 Capped Indices in the Consumer Staples sector. The S&P/TSE 60 Index is Canada's largest index and contains the most heavily traded companies.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

%SEDAR: 00001968EB

-0- 05/28/2001

/For further information: John Paul Macdonald, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345/

(MOL.A. MOL.B.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU:

-30-

CNW 13:46e 28-MAY-01

Exhibit 10

Exhibit 11

Molson Inc.

Annual Meeting and
Management Proxy Circular

Any shareholder who will not be attending the meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to the Corporation in the enclosed stamped envelope.

The 2001 Annual Meeting of Shareholders of Molson Inc. will commence at 11:00 a.m. (Montreal time) on Wednesday, June 27, 2001 in the John Molson Room located at 1670 Notre-Dame Street East, Montreal, Quebec for the following purposes:

1. receiving the financial statements and the Auditors' report for the year ended March 31, 2001;
2. electing the Directors;
3. appointing Auditors and authorizing the Directors to fix their remuneration;
4. transacting any other business properly brought before the meeting.

BY ORDER of the Board of Directors,



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

May 9, 2001

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Molson Inc. (the "Corporation") for use at the annual meeting of shareholders or any adjournment of the meeting. The meeting will be held at 11:00 a.m. on Wednesday, June 27, 2001 for the purposes set out in the attached Notice of Annual Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

Appointment of Proxy

The persons named in the enclosed proxy form as your potential proxyholders are directors of the Corporation. **You may appoint a person other than the Corporation's directors designated in the enclosed proxy form to attend and act for you at the meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. The Corporation must receive proxies at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 not later than 5:00 p.m. on the last business day before the day of the meeting or any adjournment thereof.**

Revocation of Proxy

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at the registered office of the Corporation at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 at any time up to and including the last business day before the day of the meeting or any adjournment, or with the Chairman of the meeting on the day of the meeting or any adjournment.

Confidential Voting

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

Voting Shares

As at May 9, 2001, there were 47,792,203 Class "A" non-voting shares and 11,977,967 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote to elect three members of the Board of Directors, voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the meeting other than the election of the three directors to be elected by holders of Class "A""A" non-voting shares.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on May 23, 2001. Shares acquired after carry the right to vote at the meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office given above at least ten days before the meeting.

Principal Shareholders

The only shareholders who, as of May 9, 2001, owned beneficially, or exercised control or direction over more than 10% of either the total outstanding Class "A" non-voting shares of the Corporation or the total outstanding Class "B" common shares of the Corporation, are E.H. Molson*, Chairman of the Board, and a director of the Corporation, who controls 4,000,000 Class "B" common shares or 33.39 % of the total outstanding Class "B" common shares of the Corporation and the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E. H. Molson and S. T. Molson are trustees, who holds 1,203,600 Class "B" common shares or 10.05 % % of the total outstanding Class "B" common shares of the Corporation.

The Corporation has been advised that certain companies controlled by members of the Molson family or by estates or trusts*, the beneficiaries of which are members of the Molson family, and which control, directly or indirectly, more than 50% of the Class "B" common shares, are parties to an agreement which provides that such shareholders will not transfer their Class "B" common shares nor convert them into Class "A" non-voting shares. They have also agreed not to tender their Class "B" common shares to a takeover bid and have authorized certain family representatives to deliver notices and to take other actions necessary in connection with the agreement not to tender such shares to a takeover bid. The Corporation has been advised by certain parties to the agreement, holding in excess of 50 % of the Class "B" Common Shares, that they intend to renew it.

How Your Proxies Will Be Used

Shares represented by a proxy in favour of management will be voted or withheld from voting on votes that take place at the annual meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted (a) for the election of the three individuals listed under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 4 and (b) at the proxyholder's discretion in respect of amendments to the foregoing matter or any other business that may properly be brought before the meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted: (a) for the election of the nine directors listed under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 5; (b) for the appointment of the auditors PricewaterhouseCoopers LLP; and (c) at the proxyholder's discretion in respect of amendments to any of the foregoing matters or on any other business that may properly be brought before the meeting.

** Of the 4,000,000 Class "B" common shares controlled by E. H. Molson, he beneficially owns 2,400,000 of such Class "B" common shares through his associate Lincolnshire Holdings Ltd. and controls 1,600,000 of such Class "B" common shares through Pentland Securities (1981) Inc. which is an associate of both Messrs. E. H. Molson and S. T. Molson. Mr. S. T. Molson beneficially owns 1,000,000 Class "B" common shares through his associate, Nooya Investments Limited. Mr. R. I. Molson beneficially owns 1,136,710 Class "B" common shares through The Swiftsure Settlement.*

Twelve Directors are to be elected to serve until the close of business of the 2002 Annual Meeting or until they cease to hold office as such. Holders of Class "A" non-voting shares will elect three directors and holders of Class "B" common shares will elect nine directors.

Class "A" Non-voting Shares

The proxy form for holders of Class "A" non-voting shares provides for instructions from the holder to withhold from voting for any or all of the three nominees for election as directors. **Unless a proxy specifies that the Class "A" non-voting shares it represents should be withheld from voting in the election of the three director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the three director nominees under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 4.**

Class "B" Common Shares

The proxy form for holders of Class "B" common shares provides for instructions from the holder to withhold from voting for any or all of the nine nominees for election as directors. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the election of the nine director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the nine director nominees under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 5.**

All of the nominees are now directors and have been since the dates indicated below. The Directors expect that each of the nominees will be able to serve as a director. However, if any nominee became unable to serve as a director for any reason prior to the meeting, the proxyholders reserve the right to vote the shares represented by proxy for another nominee at their discretion, unless the proxy specifies that the shares are to be withheld from voting for all of the director nominees.

DIRECTOR PROFILES

The profiles below provide information on the nominees for election as directors.

Nominees for Election by Class "A" Shareholders (Non-Voting Shares)



Dr. Lloyd I. Barber, C.C.

Director since June 22, 1978 – Age: 69, Regina Beach, Saskatchewan

Lloyd Barber is President Emeritus of the University of Regina, having had a distinguished academic career. He serves and has served as a director of many prominent Canadian companies including the Bank of Nova Scotia, CanWest Global Communications and Cominco, and on the boards of numerous community and other organisations including the Canadian Museum of Nature, the Institute for Saskatchewan Enterprise, the Working Venture Canadian Fund Inc. and the Canadian Polar Commission. Dr. Barber obtained his M.B.A. from the University of California at Berkeley and his Ph.D. from the University of Washington.

Dr. Barber chairs the Audit and Finance Committee and the Pension Fund Committee. He also serves as a member of the Environment, Health and Safety Committee.

Shareholdings:	Class A:	8,145	Deferred Share Units:	1,671
	Class B:	none		



Matthew W. Barrett, O.C.

Director since October 14, 1992 – Age: 56, London, England

Matthew Barrett is Group Chief Executive of Barclays in London. He served as Chairman and Chief Executive Officer of the Bank of Montreal from 1989 to 1999. He is a graduate of the Advanced Management Program at Harvard Business School.

Mr. Barrett chairs the Human Resources and Corporate Governance Committee ("HRCGC") and serves as a member of the Executive Committee and the Audit and Finance Committee.

Shareholdings:	Class A:	1,244	Deferred Share Units:	8,216
	Class B:	none		



Daniel W. Colson

Director since May 8, 1997 – Age: 54, London, England

Daniel Colson is Vice-Chairman of Hollinger International Inc., a global newspaper and magazine publisher. He is also Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England, Vice-Chairman of Hollinger Inc., Hollinger Canadian Newspapers G.P. Inc., Hollinger Digital Inc., Interactive Investor International plc and Chairman of Hollinger Telegraph New Media Ltd. Other directorships include Argus Corporation Ltd., The Ravelston Corporation Ltd., Hellespont Shipping Corporation and The Spectator (1828) Limited. He obtained his B.A. from Loyola College and his LL.L. from Laval University and is a member of the Canadian Bar Association.

Mr. Colson serves as a member of the Audit and Finance Committee and Human Resources and Corporate Governance Committee.

Shareholdings:	Class A:	2,799	Deferred Share Units:	8,569
	Class B:	none		

Nominees for Election by Class "B" Shareholders (Common Shares)



Luc Beauregard, C.M.

Director since May 8, 1997 – Age: 59, Montréal, Québec

Luc Beauregard is founding Chairman and Chief Executive Officer of NATIONAL Public Relations, Canada's largest public relations firm with offices across the country. He is a Director of the St. Hubert Group and of 3-Soft. A member of the Order of Canada, he is Chairman of the College of Fellows and former President of the Canadian Public Relations Society. He is a governor of the Conseil du patronat du Québec, and of the Conseil patronal de l'environnement du Québec.

Mr. Beauregard chairs the Environment, Health and Safety Committee.

Shareholdings:	Class A:	380	Deferred Share Units:	5,939
	Class B:	none		



Jean Béliveau, C.C.

Director since June 22, 1978 – Age: 69, Longueuil, Québec

Jean Béliveau had a distinguished eighteen-year career with the Montreal Canadiens, serving as Captain from 1961-71, during which he was awarded the Art Ross Trophy, the Hart Trophy and the Conn Smythe Trophy. Following his hockey career, he served as an executive with Le Club de Hockey Canadien, Inc. for over twenty years, retiring in 1993. He also serves as a director of the Brookfield Properties Corporation.

Mr. Béliveau serves as a member of the Environment, Health and Safety Committee and the Pension Fund Committee.

Shareholdings:	Class A:	4,771	Deferred Share Units:	1,671
	Class B:	750		



Dr. Francesco Bellini, O.C.

Director since May 8, 1997 – Age: 53, Laval, Québec

Francesco Bellini is Chairman and Chief Executive Officer as well as co-founder of BioChem Pharma Inc., a renowned biopharmaceutical company. Having graduated with a doctorate from the University of New Brunswick, Dr. Bellini has authored or co-authored over twenty patents and published numerous articles based on his research. A pioneer in the Canadian biopharmaceutical industry, he was recently appointed Officer of the Order of Canada. Last year, he was honoured with the National Merit Award from the Ottawa Life Sciences Council, an Honorary Degree – Doctor of University (University of Ottawa) and an Honorary Degree – Doctor of Sciences (University of New Brunswick). He is a director of several companies including Industrial-Alliance Life Insurance Company.

Dr. Bellini serves as a member of the Audit and Finance Committee.

Shareholdings:	Class A:	8,034	Deferred Share Units:	5,229
	Class B:	none		

Nominees for Election by Class "B" Shareholders (Common Shares) (cont'd)



Donald G. Drapkin

Director since June 30, 1998 – Age: 53, Alpine, New Jersey

Donald Drapkin has been Vice Chairman and Director of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom for more than five years. Mr. Drapkin is Chairman of WeddingChannel.com and a Director of Anthracite Capital, Inc., BlackRock Asset Investors, Panavision, Inc., Playboy.com, Inc., Playboy Enterprises, Inc., ProxyMed, Inc., Revlon Consumer Products Corporation, Revlon, Inc., The Warnaco Group, Inc. and Weider Nutrition International Inc. He is a member of the Boards of numerous community organisations including Special Olympics International and Lincoln Center Theater. Mr. Drapkin holds a B.A. from Brandeis University and a LL.B from Columbia University School of Law.

Mr. Drapkin serves as a member of the Human Resources and Corporate Governance Committee.

Shareholdings:	Class A:	none	Deferred Share Units:	4,740
	Class B:	none		



Eric H. Molson

Director since June 27, 1974 – Age: 63, Montréal, Québec

Eric Molson has served as Chairman of the Board of the Corporation since 1988. He is also Chancellor of Concordia University and a Director the Montreal General Hospital Foundation and Research Institute, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (A.B.) with Honours in Chemistry from Princeton University. He earned his Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at McGill Graduate School.

Mr. Molson also serves as a member of the Executive Committee, the Human Resources and Corporate Governance Committee, the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class A:	112,270	Deferred Share Units:	7,379
	Class B:	4,000,000		



R. Ian Molson

Director since June 25, 1996 – Age: 46, London, England

Ian Molson has served as Deputy Chairman of the Board of the Corporation since June 1999. Between 1977 and December 1997, he was employed by Credit Suisse First Boston, one of the leading investment banking and securities firms in the world in various capacities including Managing Director. From 1993 to 1997, he served as Head of the Investment Banking Department in Europe, a position which encompassed all corporate finance, corporate advisory, mergers and acquisitions businesses in Europe, Russia, Africa and the Middle East. He graduated from Harvard University (AB Honours) in 1977.

Mr. Molson chairs the Executive Committee and serves as a member of the Audit and Finance Committee and the Human Resources and Corporate Governance Committee.

Shareholdings:	Class A:	356	Deferred Share Units:	5,610
	Class B:	1,136,710		

Nominees for Election by Class "B" Shareholders (Common Shares) (cont'd)



Stephen T. Molson

Director since June 29, 1988 – Age: 61, Montréal, Québec

Stephen Molson is Secretary and a member of the Board of The Molson Foundation, a charitable foundation. He is also a Director of the Atlantic Salmon Federation, the Butters Foundation, the Fondation Hospitalière Maisonneuve-Rosemont, The Martlet Foundation and the Quebec-Labrador Foundation Inc. He received his B.A. from McGill University in 1963.

Mr. Molson serves as a member of the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class A:	1,800	Deferred Share Units:	1,671
	Class B:	1,000,000		



Daniel J. O'Neill

Director since June 29, 1999 – Age: 49, Montreal, Quebec

On May 4, 2000 Daniel J. O'Neill was appointed President and Chief Executive Officer of the Corporation effective June 27, 2000. Mr. O'Neill joined the organisation as Executive Vice President and Chief Operating Officer, North American Brewing on March 22, 1999. From January 1998 to March 1999, he was Executive Vice President at H.J. Heinz Company of Pittsburgh, a manufacturer and marketer of consumer food products. While at Heinz, he served as President and Chief Executive Officer of Star-Kist Foods and was a member of the Board of Directors of H.J. Heinz Company. From March 1994 to December 1997, he was President of Campbell Soup Company and a Director of the Campbell Soup Company. He joined Campbell's after an international career spanning five countries and three continents working with S.C. Johnson. He received his M.B.A. from Queen's University in 1976.

Shareholdings:	Class A:	45,590
	Class B:	none



H. Sanford Riley

Director since June 29, 1999 – Age: 50, Winnipeg, Manitoba

Sanford Riley is Chairman of Investors Group Inc. Between 1992 and 2001, he served as President and Chief Executive Officer of this company. Investors Group is one of Canada's leading personal financial services organisations and the largest distributor of mutual funds in Canada. He also serves as a director of Investors Group Trust Co. Ltd., Great-West Life Assurance Company, London Life Insurance Company and James Richardson and Sons Limited. He was recently appointed Chancellor of the University of Winnipeg. His community affiliations include serving as Chairman Chairman of the Manitoba Business Council. He obtained his BA from Queen's University and LL.B. from Osgoode Hall Law School.

Mr. Riley serves as a member of the Pension Fund Committee.

Shareholdings:	Class A:	1,000	Deferred Share Units:	3,687
	Class B:	none		

APPOINTMENT OF AUDITORS

At the meeting, the shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the next year and to authorize the Directors to fix their remuneration. Holders of Class "B" common shares are entitled to vote on this resolution. A majority of the votes cast must be in favour of this resolution in order for it to be approved. Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the appointment of the auditors, the proxyholders named in the accompanying proxy intend to use it to vote for the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next annual meeting.

CORPORATE GOVERNANCE

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions such as the composition and independence of a company's board of directors, its role, its committees and the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. The Board believes that its governance practices generally meet the Toronto Stock Exchange guidelines.

THE BOARD OF DIRECTORS

Board and Management Roles
Board and management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of Board governance.

Regular meetings are now held between certain senior officers of the Corporation on one hand, and the Chairman and the Deputy Chairman of the Board on the other hand. These meetings facilitate comprehensive discussions on the Corporation's strategic direction and its implementation.

Strategic Planning
The Board approves the Corporation's strategic plan and receives regular updates on progress in the execution of the plan. During the 2001 fiscal year, the Board was actively involved in an intensive review of the domestic and U.S. brewing strategies as well as the Corporation's international strategy, which led to the acquisition of the Bavaria brand in Brazil. Recently, the Corporation took the last step in its mission to divest itself of all major, non-brewing assets and announced that it has reached an agreement for the sale of the Molson Centre and of the Club de Hockey Canadien. In light of the Corporation's refocus on brewing, efforts have been deployed during the last few fiscal years in briefing the Board on the evolution of the brewing business, nationally and internationally.

Risk Management

The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process. The Audit and Finance Committee and the Environment, Health and Safety Committee specifically address other areas of risk management.

Management Development, Assessment and Succession Planning

In fiscal 2001, the strong team of executives who have the skills and experience required to effectively manage the restructured organisation was strengthened. In that connection, the Corporation announced the appointment of Daniel J. O'Neill, as President and Chief Executive Officer effective June 27, 2000 and of Robert Coallier as Executive Vice President and Chief Financial Officer effective May 31, 2000. Ricardo de A. Mayer was appointed President of Molson do Brazil, concurrently with the acquisition of Bavaria S.A.

A performance assessment of the Chief Executive Officer is conducted annually. Key objectives for the Chief Executive Officer are set at the start of each fiscal year and approved by the Board. At the end of the fiscal year, the performance of the Chief Executive Officer is assessed relative to these objectives by the HRCGC and approved by the Board. The Chairman of the HRCGC meets with the Chief Executive Officer to review the evaluation with him. In fiscal 2001, Molson also conducted a company-wide talent assessment of its executives and senior managers. Succession plans for critical roles and development plans for all those assessed will be finalized in the next fiscal year.

Shareholder Communication

The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly financial reports. The Chief Executive Officer and other representatives of the Corporation hold quarterly conference calls, conferences and meetings with industry analysts and shareholders.

Composition of the Board

At the end of fiscal 2001, the Board of Directors was composed of twelve directors. Eleven of them were considered to be "unrelated" directors. Only one director was considered "related" because he was member of management: D. J. O'Neill, the President and Chief Executive Officer. The three directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interests of the Corporation. As such, they are considered to be "unrelated" directors, within the meaning of the Toronto Stock Exchange guidelines.

Independence of the Board

The roles of Chairman of the Board and Chief Executive Officer are separate. The Chairman of the Board, E.H. Molson, is the Corporation's largest individual shareholder.

The Board also preserves its independence by ensuring that members of management do not sit on any Board committees other than the Executive Committee, which has no scheduled meetings but rather meets when the need arises. All Board committees are comprised of a majority of "unrelated" directors.

Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets annually with the Corporation's external auditors at a session where only outside directors are present.

Nomination of Directors

The HRCGC is responsible for seeking out qualified candidates to be proposed to shareholders as Board members.

BOARD COMMITTEES

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of non-employee directors, except for the Executive Committee, and all have a majority of unrelated directors. Committee members for the 2001 fiscal year are shown below, together with a description of each Committee's area of responsibility.

Audit and Finance Committee

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and reviews the auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

Chairman: Dr. L. I. Barber
Members: M. W. Barrett, Dr. F. Bellini, D. W. Colson, R. I. Molson

Environment, Health and Safety Committee

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents.

Chairman: L. Beauregard
Members: Dr. L. I. Barber, J. Béliveau, E. H. Molson, S. T. Molson

Executive Committee

The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session. The Executive Committee did not meet in fiscal 2001.

Chairman: R. I. Molson
Members: D. J. O'Neill, M. W. Barrett, E. H. Molson

Human Resources and Corporate Governance Committee

The HRCGC is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation.

In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

Chairman: M. W. Barrett
Members: D. W. Colson, D. G. Drapkin, E. H. Molson, R. I. Molson

Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

Chairman: Dr. L. I. Barber
Members: J. Béliveau, E. H. Molson, S. T. Molson, H. S. Riley

DIRECTORS' COMPENSATION

Directors' compensation was reviewed during fiscal 2001. A competitive benchmark analysis on directors' compensation for companies with greater than $1 billion in revenue was completed using outside consultants. Compensation for the Corporation's Directors was found to be below competitive levels in certain areas and adjustments were made to bring the compensation in line with median levels.

Annual Board Retainer :	$25,000 at least 50% of which is paid in Deferred Share Units
Board Meeting Fee:	$1,200 per meeting
Committee Meeting Fee:	$1,200 per meeting
Travel Fee:	$1,000 per meeting
Committee Chair Retainer:	$3,000
Committee Member Retainer:	$3,000 Related expenses are also covered

The Chairman of the Board and the Deputy Chairman receive an annual fee of $300,000 and $150,000 respectively in lieu of other compensation paid to the Directors. They also receive an annual grant under the Deferred Share Unit Plan equivalent to $100,000 and $50,000 respectively. In addition, the Chairman receives a pension from the Corporation and retiree benefits similar to those accorded to other senior executives on retirement. The Deputy Chairman also received a fee of $100,000 for special consulting services in fiscal 2001.

To ensure that directors' compensation is aligned with shareholders' equity:

- At least 50% of each director's Annual Board Retainer is paid in Deferred Share Units (DSUs).
- Directors have the option to receive up to 100% of their directors' compensation in the form of DSUs.

A DSU is a unit equivalent in value to one Molson Class "A" non-voting share but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's period of Board service.

Notional dividends are paid on the accumulated DSUs in the form of additional DSUs.

Share ownership guidelines for directors recommend that they own five times their annual retainer in shares or equivalent.

Directors' Stock Option Plan

Non employee directors are granted options on Molson Class "A" non-voting share as follows:

- 5,000 options in each of their first two years of Board service; and
- 1,500 options annually thereafter.

Report on Executive Compensation

The HRCGC sets the compensation of senior executives of the Corporation, other than the President and CEO whose compensation, upon the recommendation of the HRCGC, is set by the Board of Directors. There are currently nine senior executives of the Corporation who are Senior Vice President and above.

The focus in fiscal 2001 was to implement a total remuneration strategy for Molson, in line with the general parameters approved at the end of fiscal 2000, which are that actual base salaries for senior executives are positioned at the median percentile of the pay practices of the companies in the comparator group, while total direct cash is targeted at the third quartile of the comparator group.

The incentive plan design has two separate components to reward employees for overall business results and individual contributions, as measured against key performance objectives and improvement of Economic Value Added (EVA®). EVA® measures the amount by which the Corporation's net operating profits after taxes exceeds the Corporation's cost of capital. Short term incentive target bonuses are based on a percentage of base salary with the percentage increasing with increasing levels of responsibility. A bonus is declared based on the improvements in EVA® and key performance objectives rating. A bonus payment is made equal to the target bonus plus one-third of the excess declared bonus above target bonus, if applicable. The remaining two thirds of such amount is banked and is subject to adjustment for future business results. There is neither a minimum nor a maximum bonus declaration. In fact, a negative bonus can be applied against the banked amount.

The number of stock options granted to senior executives annually is targeted to reflect their individual performance and designed to deliver a long term incentive plan that is competitive with plans of companies in the comparator group at various levels of responsibility.

Compensation of the Chief Executive Officer

The President and Chief Executive Officer's base salary remained unchanged in fiscal 2001 at $750,000. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies and a selected group of U.S. consumer products companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to the Corporation's revenue size).

The President and Chief Executive Officer was eligible in fiscal 2001 to receive a bonus having a target of 100% of salary. On the recommendation of the HRCGC, the Board of Directors approved the payment of a bonus for the President and Chief Executive Officer of $1,406,250. The amount of the bonus was based upon EVA® improvement as well as exceeding the annual business financial targets and individual objectives set in conjunction with the HRCGC and endorsed by the Board of Directors at the start of the fiscal year.

Presented by the Human Resources and Corporate Governance Committee of the Board.

M.W. Barrett, Chairman   D.W. Colson   D.G. Drapkin   E.H. Molson   R.I. Molson

Performance Graphs

The following graph compares the annual change over the Corporation's last five fiscal years in the cumulative total return of $100 invested in the Corporation's Class "A" non-voting shares, Class "B" common shares and The Toronto Stock Exchange 300 Composite Index.

CUMULATIVE RETURN OF $100

Invested in Molson Inc. Class "A" and Class "B" Shares

	Mar. '96	Mar. '97	Mar. '98	Mar. '99	Mar. '00	Mar. '01	Percentage of Change from 1996 to 2001
Molson Class "A"	100.00	94.59	100.40	87.38	96.19	179.09	79.09 %
Molson Class "B"	100.00	96.97	101.62	89.89	97.37	179.69	79.69 %
TSE 300 Total Return Index	100.00	120.05	157.64	139.89	203.52	165.64	65.64 %

Comparison of Five-Year Cumulative Total Return



$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Mar. '96
Mar. '97
Mar. '98
Mar. '99
Mar. '00
Mar. '01
TSE 300 Total Return Index
Molson Class "A"
Molson Class "B"

Summary Compensation Table

The following table sets out for the Corporation's last three fiscal years, total compensation of the Chief Executive Officer, and the Corporation's four other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2001 and who were serving as executive officers at the end of the fiscal year (collectively referred to as "Named Executive Officers" ("NEO") and E. James Arnett who served as Chief Executive Officer for a portion of fiscal 2001.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus [1][2] ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[3] Granted (#)	Restricted Shares [4] ($)	LTIP Payouts ($)	All Other Compensation ($)
Daniel J. O'Neill,								
President and	2001	750,000	1,406,250	85,264 [6]		10,000		
Chief Executive Officer,	2000	750,000	1,125,000	62,651 [7]		2,500		2,000,000 [8]
Molson Inc.	1999	23,077 [5]			1,000,000			
Robert Coallier	2001	295,705 [9]	328,125	5,842 [10]	125,000	3,500		818,334 [11]
Executive Vice President,	2000							
Chief Financial Officer,	1999							
Molson Inc.								
Pierre Boivin								
Executive Vice President,	2001	403,935	145,000	8,708 [10]		5,153		25,044 [13]
Molson Inc.	2000	214,359 [12]	120,000		75,000	1,333		
President, Club de Hockey	1999							
Canadien, Inc. and								
Molson Center Inc.								
Patrick L. Kelley	2001	300,000	171,500	16,030 [14]	9,000			
Senior Vice President,	2000	300,000	45,000	9,266 [15]	9,000			
International Brewing	1999	300,000	0	9,959 [15]	12,000			
Strategy, Molson Inc.								
Raynald Doin								
President	2001	250,831	175,711	10,959 [16]	8,000	1,417	139,507	23,174 [13]
Quebec/Atlantic Region,	2000	224,647	122,942	9,770 [17]	50,000			21,286 [13]
Molson Canada	1999	216,692	118,682	6,023 [10]				16,608 [13]
E. James Arnett								
Former President and	2001	150,000 [18]	300,000	7,529 [19]				531,231 [18]
Chief Executive Officer,	2000	600,000	450,000	10,833 [20]	84,000			
Molson Inc.	1999	600,000	300,000		70,000			

(1) Short term incentives earned for a fiscal year are paid in May of the following year.

(2) The amounts shown in the table reflect incentive compensation paid. A description of the plan is found on page 15. A portion of the annual incentive amount accrued is maintained in a "bonus bank" to be used in the calculation of future bonuses. There is no guarantee such amounts will be paid as they are subject to future economic results. The amounts banked for named executives are as follows: (i) Mr. O'Neill, $1,312,500, (ii) Mr. Coallier, $306,250; (iii) Mr. Kelley, $168,438; and (iv) Mr. Doin, $172,922.

(3) 100% of options granted to each individual have corresponding SARs.

(4) Represents the Corporation's payments made to the Molson Employee Share Ownership Plan (MESOP).

(5) Appointed to the position March 22, 1999, and accordingly represents compensation for the eight day period from March 22, 1999 to March 31, 1999.

(6) This amount includes imputed interest for share purchase loan ($13,826), income tax gross-up on benefits allowance ($15,471), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($29,531) and executive long-term disability premium ($14,205).

(7) This amount includes imputed interest for share purchase loan ($10,744) together with perquisites and other benefits. Of these perquisites and other benefits, the following items represent more than 25% of the total: retirement planning ($14,704), perquisite car ($17,610), and executive long-term disability premium ($14,440).

(8) Hiring incentive pursuant to employment agreement. The after tax value of half of this incentive was invested in the Corporation's Class "A" non-voting Shares.

(9) Hired on May 29, 2000, and accordingly represents compensation for the period May 29, 2000 to March 31, 2001.

(10) Represents income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(11) Represents hiring incentive pursuant to employment agreement of which the after tax value was invested in the Corporation's Class "A" non-voting Shares; and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(12) Appointed to position on September 3, 1999, and accordingly represents compensation for the period from September 3, 1999 to March 31, 2000.

(13) Amount contributed to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan for the fiscal year.

(14) Represents imputed benefit from a housing loan, income tax gross-up on benefits allowance, and unused benefit dollars paid out under the Corporation's flexible benefit program. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(15) Represents imputed benefit from a housing loan. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(16) Represents income tax gross-up on benefits allowance, imputed interest for share purchase loan, and unused benefit dollars paid out under the Corporation's flexible benefits program. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lessor of $50,000 and 10% of total annual salary and bonus.

(17) Represents income tax gross-up on benefits allowance and imputed interest for share purchase loan. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lessor of $50,000 and 10 % of total annual salary and bonus.

(18) Ceased to hold the office on June 27, 2000, and accordingly represents compensation from the period April 1, 2000 to June 27, 2000.

(19) Represents income tax gross-up on benefits allowance, imputed interest for share purchase loan, and unused benefit dollars paid out under the company's flexible benefits program. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(20) Represents imputed interest for share purchase loan. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(21) Represents salary continuance for the period June 27, 2000 to March 31, 2001 and cash payout of accrued vacation under the company's vacation policy.

Stock Options and Share Appreciation Rights ("SARs")

The Corporation established a stock option plan in 1988 (the "Plan") which provides for the issuance of options to purchase Class "A" non-voting shares of the Corporation and share appreciation rights ("SARs") with respect to each option, and which expires December 31, 2004, unless extended by the Board of Directors. A SAR is awarded with each option and entitles an optionee, in lieu of exercising an option, to surrender an unexercised option and to receive for each such option Class "A" non-voting shares having an aggregate market value equal to the excess of the market value of a Class "A" non-voting share on the date of exercise of the SAR over the exercise price of the option. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 5,553,000 shares. As at March 31, 2001, there were 2,457,750 options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2001.

OPTION/SAR GRANTS DURING FISCAL 2001

Name	Securities Under Options/SARs Granted (# of Shares)	Percentage of Total Options/SARs Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options/SARs at Date of Grant ($/Share)	Expiration Date
Robert Coallier	125,000	20.18	24.36	24.36	April 19, 2010
Patrick L. Kelley	4,000	0.65	28.09	28.09	June 26, 2010
Raynald H. Doin	8,000	1.29	28.09	28.09	June 26, 2010

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options and SARs during the fiscal year and the number and value of unexercised options and SARs held by each of the Named Executive Officers as at March 31, 2001.

AGGREGATED OPTION/SAR EXERCISES DURING FISCAL 2001 AND OPTION/SAR VALUES

as at March 31, 2001

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at 31 March 2001 (#)		Value of Unexercised In-the-Money Options/SARs (1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. O'Neill	Nil	Nil	Nil	1,000,000	Nil	22,810,000
Robert Coallier	Nil	Nil	Nil	125,000	Nil	2,455,000
Pierre Boivin	Nil	Nil	18,750	56,250	355,500	1,066,500
Patrick L. Kelley	2,930	101,394 (2)	11,250	17,500	194,152	321,752
Raynald H. Doin	Nil	Nil	Nil	58,000	Nil	1,199,780
E. James Arnett	136,500	1,717,580	35,000	72,500	580,650	1,338,150

(1) Closing Market Price $44.00 as at March 30, 2001 (last trading day).
(2) Value of SARs.

Retirement Plans

Defined Benefit or Actuarial Plan Disclosure

Retirement benefits for senior executives are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement. Unless noted otherwise, the registered pension plan is a defined benefit plan.

Daniel J. O'Neill's and Patrick L. Kelley's retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following table. These amounts are not integrated with government benefit plans.

DANIEL J. O'NEILL AND PATRICK L. KELLEY

Final Average Remuneration ($)	Years of Pensionable Service						
	5	10	15	20	25	30	35
250,000	31,250	62,500	93,750	125,000	137,500	150,000	162,500
500,000	62,500	125,000	187,500	250,000	275,000	300,000	325,000
750,000	93,750	187,500	281,250	375,000	412,500	450,000	487,500
1,000,000	125,000	250,000	375,000	500,000	550,000	600,000	650,000
1,250,000	156,250	312,500	468,750	625,000	687,500	750,000	812,500
1,500,000	187,500	375,000	562,500	750,000	825,000	900,000	975,000
1,750,000	218,750	437,500	656,250	875,000	962,500	1,050,000	1,137,500
2,000,000	250,000	500,000	750,000	1,000,000	1,100,000	1,200,000	1,300,000

Final Average Remuneration for the Named Executive Officer is the greater of the average of the executive's three consecutive calendar years of highest earnings or the final 36 months of earnings. The approximate pensionable years of service to March 31, 2001, for D. J. O'Neill is two years and for P. L. Kelley is five years.

Retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If he has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if the Named Executive Officer has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

Pierre Boivin's employment was transferred from the Corporation to Centre Molson/Club de Hockey Canadien effective January 1, 2001. Alternatives with respect to his pension entitlements have not as yet been settled.

Robert Coallier and Raynald H. Doin will receive retirement benefits from a combination of registered pension plans and supplementary retirement income agreements. Both arrangements are defined contribution in nature. Each year, 6.2% of the Named Executive Officer's pensionable earnings, comprised of salary and short-term bonus, will be contributed on their behalf. The amount of pension they will receive will depend on investment returns, age at retirement and annuity purchase rates should they choose to annuitize the defined contribution account. This amount has been reported in the Summary Compensation Table under "All Other Compensation".

E. James Arnett has a retirement income arrangement that will pay him an annual income of 40% of his best consecutive three year average base salary and short-term incentive at age 65. Based on his 2000/2001 compensation, his retirement income will be approximately $367,000.

Retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If E. J. Arnett has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if E. J. Arnett has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

INDEBTEDNESS OF EXECUTIVE OFFICERS

The required details with regard to Share Purchase Loans given to Executive Officers are shown in the following table. The aggregate indebtedness of all Executive Officers and employees of Molson Inc. and its Subsidiaries (including the Named Executive Officers) to Molson Inc. in respect of Share Purchase Loans at May 9, 2001, was $1,111,332.

TABLE OF INDEBTEDNESS OF EXECUTIVE OFFICERS

Name and Position	Involvement of Molson	Amount Outstanding as at May 9, 2001 (1) ($)	Financially Assisted Share Purchase During 2000 (2) (#)	Security for Indebtedness
Daniel J. O'Neill President and Chief Executive Officer	Lender	498,902	20,640	(3)
B. Shier President, Molson U.S.A.	Lender	200,030	8,000	(3)
R. Doin President Quebec/Atlantic Region, Molson Canada	Lender	212,400	9,000	(3)
D. Perkins President Ontario/West, Molson Canada	Lender	200,000	8,000	(3)

(1) *All loans were made in fiscal 2000. They are ten-year loans. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal installments. If the officer leaves the Corporation, the loan must be repaid in full no later than 60 days following termination of the employment.*

(2) *In respect of class 'A' non-voting Share.*

(3) *Security for the indebtedness is provided for by the deposit of the certificates representing the relevant Shares with CIBC Mellon Trust Company as a trustee.*

Termination of Employment and Employment Contracts

In the event of involuntary termination by the Corporation, other than for just cause, the Corporation is obligated to pay to Daniel O'Neill 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the notice period, re-employment or self-employment. In the event of involuntary termination within 24 months of a change of control, the notice period will be extended by twelve months.

In the event of involuntary termination by the Corporation, other than for just cause, disability or voluntary retirement, the Corporation is obligated to pay to Pierre Boivin 18 months of salary, benefits, pension and perquisite continuance. In the event of involuntary termination as a result of change of control, an additional six months of compensation will be provided.

In the event of involuntary termination by the Corporation, other than for just cause, disability or voluntary retirement, including in the event of involuntary termination as a result of change in control, the Corporation is obligated to pay to Robert Coallier 18 months of salary, annual bonus, benefits and pension accrual. Insured benefits, pension and perquisites will continue for the lesser of the severance period and the period until re-employment. With respect to the 125,000 options granted on hire, in the event of involuntary termination between the second and third anniversaries of the grant date, one-third of the options would be vested, between the third and fourth anniversaries, two thirds of the options would be vested and between the fourth and fifth anniversaries, the options would be fully vested.

In the event of involuntary termination by the Corporation, other than for just cause, the Corporation is obligated to pay to Patrick L Kelley three times his existing annual salary and to continue his existing benefits for three years but not beyond his 65th birthday. Should he elect to continue to receive his salary, he will continue to receive credited service for retirement income purposes for three years.

An employment agreement for Raynald H. Doin provides that in the event of termination of employment for any reason other than cause, voluntary early retirement, normal retirement or death, he will receive a minimum of 18 months' notice or pay in lieu of notice.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a combined Directors' and Officers' Liability and Corporation Reimbursement Insurance Policy with a limit of liability of $115,000,000 (Canadian) per policy year to cover the directors and officers individually and collectively as a group, and to cover the Corporation for its liability to indemnify the directors and officers pursuant to the Corporation's by-laws. The entire premium cost in the aggregate amount of $185,000 (Canadian) for the 2001 fiscal year was borne by the Corporation. The premium for this policy was not allocated between directors and officers as separate groups. In respect of the Corporation reimbursement coverage, the Corporation bears the first $750,000 (Canadian) of any loss.

AVAILABILITY OF DOCUMENTS

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, audited financial statements, management's discussion and analysis and management proxy circular may be obtained on request from the Secretary of the Corporation. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

DIRECTORS' APPROVAL

The Directors have approved the contents and sending of this circular to shareholders.



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary
May 9, 2001


MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 597-1786
Fax: (514) 590-6344
www.molson.com

Exhibit 12

Molson Inc.

Notice

of Special Meeting of Shareholders

Any shareholder who will not be attending the meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to Molson Inc. (the "Corporation") in the enclosed stamped envelope.

The special meeting of shareholders of the Corporation will commence at 9:00 A.M. (Montreal time) on Tuesday, August 28, 2001 in the John Molson Room located at 1670 Notre-Dame Street East, Montreal, Quebec for the following purposes:

1. Considering and, if thought fit, passing Special Resolution "A" in the form set forth in Exhibit "A" to the accompanying Management Proxy Circular to amend the Articles of the Corporation by (i) subdividing the issued and outstanding Class "A" non-voting shares and Class "B" common shares on a two-for-one basis, and (ii) reducing the preferential dividend of 6 2/3 cents per Class "A" non-voting share and Class "B" common share to 3 1/3 cents per such Class "A" non-voting share and Class "B" common share respectively;
2. Considering and, if thought fit, passing Special Resolution "B" in the form set forth in Exhibit "A" to the accompanying Management Proxy Circular to amend the Articles of the Corporation to authorize the Board of Directors of the Corporation to effect in the future subdivisions of shares by way of a dividend payable in fully paid shares of the Corporation; and
3. Transacting any other business properly brought before the special meeting of shareholders or any adjournment thereof.

BY ORDER of the Board of Directors,



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

July 24, 2001

This Circular is provided in connection with the solicitation of proxies by the management of Molson Inc. (the "Corporation") for use at the special meeting of shareholders (the "Meeting") or any adjournment of the meeting. The Meeting will be held at 9:00 on Tuesday, August 28, 2001 for the purposes set out in the attached Notice of Special Meeting of Shareholders. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

The persons named in the enclosed proxy form as your potential proxyholders are directors of the Corporation. **You may appoint a person other than the Corporation's directors designated in the enclosed proxy form to attend and act for you at the Meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. The Corporation must receive proxies at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 not later than 5:00 p.m. on the last business day before the day of the Meeting or any adjournment thereof.**

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at the registered office of the Corporation at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 at any time up to and including the last business day before the day of the Meeting or any adjournment, or with the Chairman of the Meeting on the day of the Meeting or any adjournment.

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

As at June 30, 2001, there were 47,983,392 Class "A" non-voting shares and 11,816,767 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote in respect of the proposed amendments to the Articles of the Corporation as set out in Exhibit "A" and Exhibit "B", voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the Meeting.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on July 24, 2001. Shares acquired after carry the right to vote at the Meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office given above at least ten days before the Meeting.

The only shareholders who, as of June 30, 2001, owned beneficially, or exercised control or direction over more than 10% of either the total outstanding Class "A" non-voting shares of the Corporation or the total outstanding Class "B" common shares of the Corporation, are E.H. Molson, Chairman of the Board, and a director of the Corporation, who controls 4,000,000 Class "B" common shares or 33.9 % of the total outstanding Class "B" common shares of the Corporation and the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E. H. Molson and S.T. Molson are trustees, who holds 1,203,600 Class "B" common shares or 10.18% of the total outstanding Class "B" common shares of the Corporation.

The Corporation has been advised that certain companies controlled by members of the Molson family or by estates or trusts*, the beneficiaries of which are members of the Molson family, and which control, directly or indirectly, more than 50% of the Class "B" common shares, are parties to an agreement which provides that such shareholders will not transfer their Class "B" common shares nor convert them into Class "A" non-voting shares. They have also agreed not to tender their Class "B" common shares to a takeover bid and have authorized certain family representatives to deliver notices and to take other actions necessary in connection with the agreement not to tender such shares to a takeover bid. The Corporation has been advised by certain parties to the agreement, holding in excess of 50 % of the Class "B" Common Shares, that they intend to renew it.

Shares represented by a proxy in favour of management will be voted or withheld from voting on votes that take place at the Meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted (a) for Special Resolution "A" to effect the two-for-one subdivision of shares (b) for Special Resolution "B" authorizing the Board of Directors to effect any future subdivision by the declaration of a dividend payable in Class "A" non-voting shares on the Class "A" non-voting shares and in Class "B" common shares on the Class "B" common shares and (c) at the proxy holder's discretion in respect of amendments to the foregoing matters or any other business that may properly be brought before the Meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted (a) for Special Resolution "A" to effect the two-for-one subdivision of shares (b) for Special Resolution "B" authorizing the Board of Directors to effect any future subdivision by the declaration of a dividend payable in Class "A" non-voting shares on the Class "A" non-voting shares and in Class "B" common shares on the Class "B" common shares and (c) at the proxy holder's discretion in respect of amendments to the foregoing matters or on any other business that may properly be brought before the Meeting.

* *Of the 4,000,000 Class "B" common shares controlled by E.H. Molson, he beneficially owns 2,400,000 of such Class "B" common shares through his associate Lincolnshire Holdings Ltd. and controls 1,600,000 of such Class "B" common shares through Pentland Securities (1981) Inc. which is an associate of both Messrs. E.H. Molson and S.T. Molson. Mr. S.T. Molson beneficially owns 1,000,000 Class "B" common shares through his associate, Nooya Investments Limited. Mr. R.I. Molson beneficially owns 1,136,710 Class "B" common shares through The Swiftsure Settlement.*

To be effective, the proposed amendments to the Articles of the Corporation must be approved by Special Resolutions each passed with or without variation by separate votes of the holders of the Class "A" non-voting shares and Class "B" common shares, in each case by a majority of no less than two-thirds of the votes cast by the shareholders present or represented at the Meeting who vote in respect thereof. The Board of Directors recommends approval of both Special Resolutions, and, as mentioned above in this Management Proxy Circular, it is the intention of the persons named in the enclosed form of proxy to so vote unless instructed otherwise by the shareholders.

The holders of the Class "A" non-voting shares and the holders of the Class "B" common shares of the Corporation have the right to dissent from the Special Resolutions pursuant to Section 190 of the Canada Business Corporations Act (the "CBCA"). Reference is made to Exhibit "C" hereto with respect to such right of dissent.

Following shareholder approval of the Special Resolutions, the proposed amendments to the Articles of the Corporation shall become effective after the issuance of a Certificate of Amendment by the Director under the CBCA.

Amendments to the Articles of the Corporation relating to Subdivision of the Class "A" Non-Voting Shares and the Class "B" Common Shares

On June 26, 2001, the Board of Directors announced that it authorized proposed amendments to the Articles of the Corporation to change every one of the issued and outstanding Class "A" non-voting shares into two Class "A" non-voting shares and every one of the issued and outstanding Class "B" common shares into two Class "B" common shares. Under the terms of the Articles of the Corporation, in the event of a subdivision of either the Class "A" non-voting shares or the Class "B" common shares, an appropriate adjustment is to be made in the rights attaching to the other class of shares. As a result, the Class "A" non-voting shares and the Class "B" common shares preferential dividend of 6 2/3 cents per share will be reduced to 3 1/3 cents per share respectively.

As a result of the growth of the Corporation and the current market price of the Class "A" non-voting shares and Class "B" common shares, the Board of Directors has determined that it is in the best interest of the Corporation and its shareholders to subdivide the Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. The increased number of Class "A" non-voting shares and Class "B" common shares available for purchase and sale at lower prices following the subdivision should enhance the marketability of such shares and will make the shares accessible to a broader range of investors. The subdivision will not change any shareholder's proportionate share in the equity of the Corporation or affect the aggregate stated capital of either the Class "A" non-voting shares or the Class "B" common shares.

The authorized capital of the Corporation provides for the issuance of an unlimited number of Class "A" non-voting shares and Class "B" common shares (sometimes collectively referred to as the "Shares"). Based on the number of Class "A" non-voting shares and Class "B" common shares outstanding on June 30, 2001, there would be 95,966,784 Class "A" non-voting shares and 23,633,534 Class "B" common shares outstanding after the two-for-one share split in the event the Special Resolution relating to the subdivision is approved and Articles of Amendment are filed. This change of the issued shares of the Corporation is expected to be effective at the close of business on or about the 10th business day (the "Record Date") after the date of the Certificate of Amendment to be issued under the CBCA.

Upon the above mentioned change of the issued Class "A" non-voting shares and the Class "B" common shares becoming effective, each certificate representing Class "A" non-voting shares and Class "B" common shares of the Corporation shall continue to represent the same number of Class "A" non-voting shares and Class "B" common shares, respectively. Each registered holder of Class "A" non-voting shares of the Corporation at the close of business on the Record Date shall be entitled to receive a further certificate representing one additional Class "A" non-voting share for every one Class "A" non-voting share held on the Record Date, with the result that such holder will hold two Class "A" non-voting shares for every one Class "A" non-voting share held on the Record Date. Each registered holder of Class "B" common shares of the Corporation at the close of business on the Record Date shall be entitled to receive a further certificate representing one additional Class "B" common share for every one Class "B" common share held on the Record Date, with the result that such holder will hold two Class "B" common shares for every one Class "B" common share held on the Record Date.

The Corporation will provide for the listing on the Toronto Stock Exchanges (the "TSE"), on which the Class "A" non-voting shares and Class "B" common shares are listed, of the Class "A" non-voting shares and Class "B" common shares to be outstanding as a result of the aforementioned subdivision. In accordance with the rules of the TSE, it is expected that trading in the Class "A" non-voting shares and Class "B" common shares of the Corporation on a subdivided basis will commence on or about September 6, 2001.

The Corporation has been advised by its counsel that based on the current administrative policy of the Canada Customs and Revenue Agency, no disposition or acquisition will be considered to have occurred as a result of the change in the number of Class "A" non-voting shares and the number of Class "B" common shares. Consequently such change will not result in the realisation of a gain or loss by a shareholder under the Income Tax Act (Canada). In general, the aggregate adjusted cost base to a shareholder of such shareholder's shares immediately after the subdivision will be equal to the aggregate adjusted cost base to such shareholder of such shareholder's shares immediately before the subdivision.

The Corporation further understands that the subdivision of the Class "A" non-voting shares and the Class "B" common shares will not result in taxable income to shareholders for United States Federal income tax purposes. In determining gain or loss for United States Federal income tax purposes on the subsequent disposition of such shares, the cost or other tax basis of Class "A" non-voting shares or Class "B" common shares held as of the Record Date should be allocated proportionally between the shares held as of that date and the additional shares.

Shareholders are advised to consult their own tax advisors for guidance regarding their personal income tax positions.

It is proposed that amendments be made to the Articles of the Corporation to authorize the Board of Directors to effect any future subdivision of shares by way of a dividend payable in Class "A" non-voting shares on the Class "A" non-voting shares and in Class "B" common shares on the Class "B" common shares of the Corporation.

This procedure for effecting subdivisions has been used by other corporations incorporated under the CBCA in order to effect a share subdivision without the cost and delays of calling a shareholder meeting. The board of director's approval rather than a special resolution of the shareholders is all that is required. The Articles of the Corporation currently do not permit the subdivision of shares by way of a dividend payable in shares. Special Resolution "B" proposes amendments to the Articles of the Corporation which would enable the Board of Directors of the Corporation to effect a future subdivision of shares in a more cost and time efficient manner. In order to preserve the relative rights of the Class "A" non-voting shares and Class "B" common shares, the amendments would also require the directors to determine the appropriate monetary amount for the preferential dividend.

The Directors have approved the contents and sending of this circular to shareholders.



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary
July 24, 2001

WHEREAS the authorized capital of Molson Inc. (the "Corporation") in part consists of an unlimited number of Class "A" non-voting shares and an unlimited number of Class "B" common shares;

WHEREAS 47,893,392 Class "A" non-voting shares and 11,816,767 Class "B" common shares were issued and outstanding as at the close of business on June 30, 2001;

WHEREAS it is considered desirable and in the interest of the Corporation to subdivide all the issued Class "A" non-voting shares and Class "B" common shares of the Corporation on a two-for-one basis as hereinafter provided;

WHEREAS the terms of the Articles of the Corporation require that upon such two-for-one subdivision appropriate adjustment shall be made in the rights and conditions attaching to the Class "A" non-voting shares and the Class "B" common shares so as to preserve the rights of the holders of the shares of each of the two classes and provides that the holders of Class "A" non-voting shares shall be entitled to receive when and as declared non-cumulative dividends aggregating six and two-thirds (6 2/3) cents per share on all the Class "A" non-voting shares then outstanding before any dividends shall be declared or paid or set aside for payment on the Class "B" common shares;

WHEREAS the Articles of the Corporation further provide that whenever in any fiscal year of the Corporation a dividend or dividends aggregating six and two-thirds (6 2/3) cents per share shall have been declared or paid or set aside for payment on all the Class "B" common shares at the time outstanding, any and all further dividends declared in such year shall be declared and paid or set aside for payment in equal amounts per share on all the Class "A" non-voting shares and all the Class "B" common shares at the time outstanding without preference or distinction;

AND WHEREAS it is considered desirable and in the interest of the Corporation that the dividends referred to above, aggregating six and two-thirds (6-2/3) cents per share on the Class "A" non-voting shares outstanding and six and two-thirds (6-2/3) cents per share on the Class "B" common shares outstanding, should be proportionally reduced to three and one-third (3-1/3) cents per share on the Class "A" non-voting shares outstanding and the Class "B" common shares outstanding in order to preserve the relative rights of the holders of the shares of the two classes;

1. Every one issued Class "A" non-voting share and every one issued Class "B" common share of the Corporation outstanding as at the close of business on the 10th business day following the date of the Certificate of Amendment (the "Record Date") issued under the Canada Business Corporations Act (the "CBCA") be and the same are hereby changed into two Class "A" non-voting and two Class "B" common shares, respectively.

2. The preferential dividends referred to above, aggregating six and two-thirds (6-2/3) cents per share on the Class "A" non-voting shares outstanding and six and two-thirds (6-2/3) cents per share on the Class "B" common shares outstanding, be and are hereby proportionally reduced to three and one-third (3-1/3) cents per share on the Class "A" non-voting shares outstanding and three and one-third (3-1/3) cents per share on the Class "B" common shares outstanding.

3. The Corporation be and is hereby authorized to make all filings necessary for the issuance of a Certificate of Amendment under the CBCA to give effect to this Special Resolution.

4. The directors and proper officers of the Corporation be and they hereby are authorized and directed to take such action and to execute and deliver all such documentation as may be necessary or desirable for the implementation of this Special Resolution.

5. This Special Resolution shall be subject to approval by a majority of not less than two-thirds of the votes cast by the holders of the Class "A" non-voting shares present or represented at a meeting called for the purpose of passing such Special Resolution, as well as by a majority of not less than two-thirds of the votes cast by the holders of the Class "B" common shares present or represented at such meeting.

6. Notwithstanding the provisions hereof, the Directors of the Corporation may revoke this Special Resolution at any time prior to the issuance of a Certificate of Amendment under the CBCA giving effect hereto without further approval of the shareholders of the Corporation.

WHEREAS the authorised capital of Molson Inc. (the "Corporation") in part consists of an unlimited number of Class "A" non-voting shares and an unlimited number of Class "B" common shares;

WHEREAS the terms of the Articles of the Corporation require that upon any subdivision of the Class "A" non-voting shares and the Class "B" common shares, appropriate adjustment shall be made in the rights and conditions attaching to the Class "A" non-voting shares and the Class "B" common shares so as to preserve the rights of the holders of the shares of each of the two classes and provides that the holders of Class "A" non-voting shares shall be entitled to receive when and as declared non-cumulative dividends aggregating six and two-thirds (6 2/3) cents per share (3 1/3 cents per share if Special Resolution "A" is adopted)(the "Preferential Dividend") and a certificate of amendment to the Articles of the Corporation is issued) on all the Class "A" non-voting shares then outstanding before any dividends shall be declared or paid or set aside for payment on the Class "B" common shares;

WHEREAS the Articles of the Corporation provide that whenever in any fiscal year of the Corporation the Preferential Dividend shall have been declared or paid or set aside for payment on all the Class "B" common shares at the time outstanding, any and all further dividends declared in such year shall be declared and paid or set aside for payment in equal amounts per share on all the Class "A" non-voting shares and all the Class "B" common shares at the time outstanding without preference or distinction;

WHEREAS it is considered desirable and in the interest of the Corporation to give the Board of Directors the authority to determine that future subdivisions of shares may be effected by way of the declaration of a dividend payable by the issuance of Class "A" non-voting shares on the Class "A" non-voting shares and by the issuance of Class "B" common shares on the Class "B" common shares, provided after giving effect thereto that the relative rights of the holders of the Class "A" non-voting shares and the Class "B" common shares are preserved in accordance with the terms of the Articles of the Corporation;

AND WHEREAS it is considered desirable and in the interest of the Corporation that the Preferential Dividend referred to above, should be proportionally reduced in the event of a future subdivision of shares outstanding in order to preserve the relative rights of the holders of the shares of the two classes;

1. The Board of Directors be and is hereby given the authority to determine that any future subdivision of shares may be effected by way of a dividend payable in Class "A" non-voting shares on the Class "A" non-voting shares and payable in Class "B" common shares on the Class "B" common shares provided that after giving effect thereto, the relative rights of the holders of the two classes are preserved.

2. That in the event of such future subdivision, the amount of the Preferential Dividend will be proportionately reduced to an amount to be fixed by the Board of Directors so as to preserve the relative rights of the holders of the two classes.

3. The Corporation be and is hereby authorized to make all filings necessary for the issuance of a Certificate of Amendment under the CBCA to give effect to this Special Resolution.

4. The directors and proper officers of the Corporation be and they hereby are authorized and directed to take such action and to execute and deliver all such documentation as may be necessary or desirable for the implementation of this Special Resolution.

5. This Special Resolution shall be subject to approval by a majority of not less than two-thirds of the votes cast by the holders of the Class "A" non-voting shares present or represented at a meeting called for the purpose of passing such Special Resolution, as well as by a majority of not less than two-thirds of the votes cast by the holders of the Class "B" common shares present or represented at such meeting.

6. Notwithstanding the provisions hereof, the Directors of the Corporation may revoke this Special Resolution "A" at any time prior to the issuance of a Certificate of Amendment under the CBCA giving effect hereto without further approval of the shareholders of the Corporation.

The holders ("Shareholders") of the Class "A" non-voting shares and/or Class "B" common shares (sometimes collectively referred to as the "Shares") of the Corporation have the right to dissent from the Special Resolutions (the *form of which is set forth in Exhibit "A" and "B" to the accompanying Management Proxy Circular)* pursuant to Section 190 of the Canada Business Corporations Act (the "CBCA"). In the event that the actions approved by the Special Resolutions become effective, any Shareholder who dissents from any one of or both of the Special Resolutions in accordance with the provisions set out in Section 190 (a "Dissenting Shareholder") will be entitled to be paid by the Corporation the fair value of the Class "A" non-voting shares and/or the Class "B" common shares held by such Shareholder determined as at the close of business on the day before the Special Resolutions were adopted.

A Dissenting Shareholder may only dissent with respect to all of the shares held by such Shareholder on behalf of any one beneficial owner and registered in such Shareholder's name. In order to dissent, a Shareholder must send a written objection (a "Notice of Dissent") to any one of or both of the Special Resolutions to the Corporation at or before the meeting called for the purpose of considering such Special Resolutions. The filing of a Notice of Dissent does not deprive a Shareholder of the right to vote in respect of the Special Resolutions. A vote against any one of or both of the Special Resolutions in person or by proxy does not by itself constitutes Notice of Dissent for the purposes of Section 190. A vote in favour of the Special Resolutions in person or by proxy will disentitle the Shareholder from such Shareholder's right to dissent.

Within 10 days following the approval of the Special Resolutions, the Corporation is required to notify in writing each Dissenting Shareholder, inter alia, that the Special Resolutions have been adopted, but such notice (the "Company Notice") is not required to be sent to any Shareholder who voted in favour of the Special Resolutions or who has withdrawn his Notice of Dissent. A Dissenting Shareholder must within 20 days after such Shareholder receives the Company Notice or, if such Shareholder does not receive a Company Notice, within 20 days after such Shareholder learns that the Special Resolutions have been adopted, send to the Corporation a written notice (the "Demand for payment") containing such Shareholder's name and address, the number and class of shares in respect of which such Shareholder dissents and a demand for payment of the fair value of the Class "A" non-voting shares and/or Class "B" common shares of the Corporation held by such Shareholder. Within 30 days of the sending of such Shareholder's Demand for Payment, the Dissenting Shareholder must send the certificates representing the shares to the Dissenting Shareholder. A Dissenting Shareholder who fails to forward his certificates representing the shares within the time specified above has no right to make a claim to be paid the fair value of such Shareholder's Class "A" non-voting shares and/or Class "B" common shares.

On sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Class "A" non-voting shares and/or Class "B" common shares of the Corporation held by such Shareholder, unless the Dissenting Shareholder withdraws the Demand for Payment before the Corporation makes a written offer (the "Offer to Purchase") to pay for such shares or the Corporation fails to make an Offer to Purchase and the Dissenting Shareholder withdraws such Demand for Payment or the Board of Directors revokes the Special Resolutions as provided therein, in which case such Shareholder's right as a Shareholder are reinstated as of the date such Shareholder sent the Demand for Payment.
No later than 7 days after the later of the day on which the actions approved by the Special Resolutions is effective or the day the Corporation receives a Demand for Payment, the Corporation must send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Purchase the Class "A" non-voting shares and/or the Class "B" common shares of the Dissenting Shareholder in an amount considered by the Board of Directors of the Corporation to be the fair value of such shares accompanied by a statement showing how the fair value of such shares was determined. Every Offer to Purchase Class "A" non-voting shares held by Dissenting Shareholder shall be on the same terms and every Offer to Purchase Class "B" common shares held by Dissenting Shareholder shall be on the same terms. Any Offer to Purchase accepted by a Dissenting Shareholder must be paid by the Corporation within 10 days of acceptance, but an Offer to Purchase lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Purchase has been made.

If an Offer to Purchase is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Purchase, the Corporation may within 50 days after the actions approved by the Special Resolutions are effective, or within such further period as the court may allow, apply to the court to fix a fair value for the Class "A" non-voting shares and/or the Class "B" common shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow.

Upon any application by the Corporation, the Corporation shall notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by his counsel. The application referred to above shall be made to a court having jurisdiction in the place in Canada in which the Corporation has its registered office or in the Province where the Dissenting Shareholder resides if the Corporation carries on business in that Province. All Dissenting Shareholders whose shares have not been purchased by the Corporation will be joined as parties to the application and will be bound by the decision of the court. The court may determine whether any person is a Dissenting Shareholder who should be joined as a party and the court will fix a fair value for the Class "A" non-voting shares and/or Class "B" common shares of all Dissenting Shareholders.

The foregoing is a summary only of the provisions of Section 190 of the CBCA and is qualified in its entirety by the full text of such section. Any Shareholder desiring to exercise a right to dissent should seek legal advice since failure to comply strictly with the provisions of that section may prejudice that right.



Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 597-1786
Fax: (514) 590-6344
www.molson.com

Exhibit 13

File no. 82-2954

Molson Inc.

Fiscal [illegible]

Annual Information Form

TABLE OF CONTENTS

Unless otherwise noted, all information in this document is as at July 25, 2001 and all dollar amounts are expressed in Canadian dollars.

PRINCIPAL SUBSIDIARIES

Molson Inc. traces its brewing heritage to the founding of the Molson brewery in Montréal in 1786. While the Corporation's business has expanded and diversified over its long history, the Corporation decided in 1996 to refocus its activities exclusively on brewing and marketing of malt-based beverages.

The Corporation's business is now exclusively brewing, through its 100% ownership interest in Molson Canada (the "Partnership") owned with Carling O'Keefe Breweries of Canada Limited, business in Brazil operated through a wholly-owned subsidiary Bavaria Ltda. 50.1% ownership interest in Molson USA, LLC (Molson USA) and 49.9% ownership interest in the Coors Canada Partnership. Each of these businesses is more fully described below under "General Development of the Business". During Fiscal 2001, the Corporation announced the sale of Molson Centre and Club de Hockey Canadiens Inc. This business is now treated as a discontinued segment. Please see "Discontinued Operations – Sports and Entertainment".

In this Annual Information Form, the terms "Corporation" and "Molson" refer to Molson Inc. together with Molson Canada, and their respective subsidiaries, unless the context otherwise requires.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Over the last several years, Molson has disposed of its non-core assets and focussed on strengthening its brewing business in order to be better positioned for the consolidation of the brewing business worldwide.

Molson Canada

Molson's brewing operations are carried on in Canada through an Ontario general partnership that is 100% owned by the Corporation and a wholly owned-subsidiary. The Partnership was established in 1989 to merge and rationalize the North American brewing operations of the Corporation, and of Foster's Brewing Group Limited's ("FBG") wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited. Each partner then owned the Partnership as to 50%.

On June 23, 1998, the Corporation, through wholly-owned subsidiaries, acquired FBG's 50% interest in the Partnership. Following this transaction, the Corporation and a wholly-owned subsidiary collectively hold 100% of the partnership interests in Molson Canada.

In fiscal 1999, Molson announced arrangements to improve productivity and customer service in the province of Québec. The agreement covered employees at the Montréal brewery and in the distribution function throughout the province, and affected approximately 400 employees resulting in a reduction of employees and status changes from permanent to transitional.

In fiscal 2000, two significant cost reduction initiatives were announced. In September 1999, following a comprehensive assessment of its financial and administrative processes and benchmarking itself against 85 other companies, Molson announced initiatives to increase productivity through a combination of cost reduction and administrative process improvements. In addition, an organizational redesign, which included measures to centralize the development of marketing and operations strategy while maintaining decentralized execution, was implemented. The organizational redesign, cost reduction and administrative improvement initiatives referred to above included an 18 percent reduction in salaried employees.

On October 7, 1999, following a review of capacity utilization and overall facility efficiencies, Molson announced the consolidation of its Ontario brewing operations and the decision to close the Barrie brewery, effective September 2000. As a result, Molson plans investments of $100 million in its Toronto brewery over the next five years.

On May 9, 2001, Molson announced the closure of its Regina brewery, effective March 2002.

These initiatives are expected to result in savings of $150 million over a three year period.

Moosehead Transaction

In June 2000, Molson also terminated the Moosehead Molson Partnership created in 1995 and regained responsibility for the marketing and sales of its products in Nova Scotia, New Brunswick and Prince Edward Island and set up a new organization for this purpose. Moosehead continues to brew and distribute the *MOLSON CANADIAN* brand in those provinces.

Bavaria Ltda

On December 21, 2000, the Corporation entered the South American beer market with the purchase of the *BAVARIA* brand and five brewing facilities, from Companhia de Bebidas das Américas (AmBev). The sale of the *BAVARIA* brand was directed by Brazilian regulatory authorities as a condition for the approved merger of Brazil's top two brewers, Antarctica and Brahma, which now operates as AmBev.

The Brazilian beer market is four and a half times the size of the Canadian market with an estimated annual consumption of 88 million hectolitres.

Under the terms of the agreement, Molson acquired the shares of Bavaria S.A. (now Bavaria Ltda), with assets that include the *BAVARIA* brand and five breweries, for an initial payment of US$98 million - with the balance of the purchase price contingent on increased market share performance. The initial purchase price was subsequently reduced by US$3.7 million (Brazilian Real 7.2 million) to reflect the lower than anticipated market share at the date of closing. Additional purchase price installments are dependent on the attainment of specific market share thresholds. The total purchase price could reach the equivalent of US$213 million (at December 31, 2000 exchange rates of US dollars to Brazilian Real) within five years if the *BAVARIA* brand market share in Brazil reaches a level of 6.5%. As part of the transaction, Molson has gained access to the AmBev distribution network for a minimum of four years with Bavaria, SA having the option to extend the period to ten years.

Molson USA

Effective December 29, 2000, Molson completed a transaction with Miller Brewing Company ("Miller") and FBG for the repurchase of the rights to the Molson brands in the United States for US $133 million. As part of the transaction, Molson has executed amended license agreements covering both Miller and Foster's products in Canada and has also reconfirmed a long-term production agreement with Foster's for export to the United States. From December 1997 to December 29, 2000, Molson and Foster's brands were marketed and distributed in the United States by an entity in which Miller held a 50.1% interest and the Corporation and FBG, through direct or indirect subsidiaries, each held a 24.95% interest. Miller acted as manager of that entity and provided the administrative and marketing services required by that organization.

This transaction was followed by the completion, on January 2, 2001, of the sale of 49.9% interest in Molson's U.S. business (now operating as Molson USA, LLC ("Molson USA")), to Coors Brewing Company for total cash consideration of US $65 million. Offices for Molson USA, the dedicated business unit with responsibility for Molson brands in the United States, have been established in Golden, Colorado. The U.S. beer market is the largest in the world and is considered key by Molson in light of the growth of the import segment in that market. This transaction was completed to ensure better focus on the Molson brands in the United States with a partner with a proven track record and a commitment to prioritize the Molson brands. Coors provides certain sales, distribution and administrative services required by this organization. Molson USA markets and distributes the Molson brands in the United States, including *MOLSON ICE* the number-one imported ice beer in the United States, *GOLDEN*, *CANADIAN* and *CANADIAN LIGHT*.

Molson's beer shipments to the United States in fiscal 2001 decreased by 11.8% from the previous year to 1.9 million hectolitres.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States.

Coors Canada

Coors Canada, an Ontario partnership, is owned 50.1% by Coors Canada Inc., a wholly-owned subsidiary of Adolph Coors Company, and 49.9% by the Corporation. Coors Canada is responsible for the management of the Coors brands in Canada. During fiscal 2001, both sales volumes of *COORS LIGHT* and Coors Canada earnings achieved significant growth. Pursuant to arrangements between Molson and Coors Canada, Molson is authorized to brew, distribute and sell Coors brands in Canada and currently brews, distributes and sells the *COORS LIGHT* brand in Canada. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. They also provide for the possibility for Molson to launch light beer in Canada.

International

Molson's objective on an international level is to enter two markets within the next five years, where it will exercise a high degree of control over brand development and have access to high quality distribution and resources on the ground. These were the principles that guided the Bavaria acquisition.

DISCONTINUED OPERATIONS

Sports and Entertainment

On June 27, 2000, the Corporation announced that it intended to sell a controlling interest in its Sports and Entertainment business which consists of Club de Hockey Canadien, a professional hockey franchise in the National Hockey League ("NHL"), related merchandising activities and the operations of the Molson Centre, a state-of-the-art sports and entertainment venue in downtown Montréal which opened in March 1996. On January 31, 2001 the Corporation announced a transaction for the sale of an 80.1% interest in the Montreal Canadiens Hockey Club and 100% of the Molson Centre in a transaction valued at $275 million. The transaction was approved by the NHL Board of Governors on June 19, 2001 and closed on July 25, 2001.

Chemical Specialties

The Corporation was previously involved in a worldwide chemical specialties business, through a wholly-owned subsidiary operating under the name of Diversey Corporation ("Diversey"). These businesses were sold during fiscal 1997.

Retailing

On April 30, 1998, the Corporation sold its 25% interest in The Home Depot Canada to a subsidiary of The Home Depot, Inc. of Atlanta for after-tax cash proceeds of approximately $360 million.

On October 25, 1999, the Corporation completed a transaction to sell the business operations of Beaver Lumber to Home Hardware Stores Limited ("Home Hardware") of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million, including a $35 million promissory note. The promissory note is secured by a fixed charge against certain properties and bears interest at 8% per annum. The principal and interest are repayable in instalments commencing in October 2002 with any remaining outstanding principal and accrued interest being payable in full in October 2004. During fiscal 2001 Home Hardware sold certain property and, in accordance with the terms of the note payable, made payments of $0.2 million against the outstanding principal.

The sale of Home Depot Canada and Beaver Lumber resulted in a net gain of $133.7 million.

NARRATIVE DESCRIPTION OF THE BUSINESS

General Information

The Canadian brewing industry is a mature market, with no major growth forecasted over the long term. The market grew slightly in the calendar years 1997 to 1999, while volume decreased in calendar 2000 partially, as a result of poor weather in the eastern portion of the country. Slight growth is expected over the next few years due to demographic factors.

The industry is characterized by aggressive competition for volume and market share from regional brewers, microbrewers and, to a lesser extent, certain foreign brewers, as well as Molson's foreign-controlled domestic competitor. This competition requires significant annual investment in marketing and selling activities.

The beer industry in Canada has also been characterized over the last few years by growth in the super premium category, including imports as well as growth in the discount category. The super premium segment currently represents 10% of total sales, while the other two segments, the premium and discount category, respectively represent 72% and 18%. The premium segment includes the light segment as a subsegment, while the super premium category includes import and certain domestic brands in its subsegments.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2001, estimated industry sales volume in Canada, including sales of imported beers, decreased by 0.9% to approximately 20.5 million hectolitres.

Imported beer volume in the Canadian market has almost doubled over the past five years, achieving a 7% share of the total industry volume during the year ended March 31, 2001. During the same time frame, domestically produced volume remained stable.

The domestic brewing industry is composed principally of two major brewers having a combined market share of approximately 88% of beer sold in Canada. In comparison, the top three brewers in the United States represent approximately 80% of that market.

Foreign brands licensed for brewing and sale in Canada have played a larger role domestically than have direct imports. The three major U.S. brewers are among the foreign producers, which have licensed Canadian brewers, including Molson, to brew, market and distribute their brands in Canada.

The Ontario and Québec markets account for approximately 63% of the total beer market in Canada. The top ten brands in Canada accounted for approximately 57% of the Canadian market in fiscal 2001, including *MOLSON CANADIAN* which, with 12% market share, is the leading brand in Canada.

The Canadian industry as a whole has taken a number of initiatives to reduce its costs and improve its ability to compete. In order to eliminate excess capacity, Molson has closed ten breweries since 1989 including the Barrie brewery, which closed in September 2000, and will also close its Regina brewery in 2002. In Ontario, the distribution and retail system operated by Brewers Retail Inc. (of which Molson is a shareholder) is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiency in the wholesale operation. Molson, its main competitor and others utilize a common bottle in Canada, resulting in significantly reduced distribution, warehousing and sorting costs.

Marketing

Competition in the beer market involves a wide range of marketing and sales activities. Molson strives to sustain its competitive advantage by attempting to clearly position and promote its core brands in the marketplace.

A key element of Molson's marketing strategy is to apply rigour to the spending process to increase the effectiveness of its marketing initiatives. Molson looks to empirical research and consumer insight to ensure it allocates spending to those mechanisms that influence brand adoption and drive sales. Rigorous testing of advertisements is done both qualitatively and quantitatively with consumers and takes place while the advertisements are still in development.

Molson believes that the long-term success of core brands depends on advertising and promotions that represent the brands in ways that are relevant and meaningful to key consumers through unique brand positioning.

The marketing team in Canada is responsible for consumer strategic marketing, including overall strategy, creative development and promotions. It works closely with regional sales people to execute the strategy effectively to leverage local knowledge and relationships with local licensees, retailers and other marketing channels.

Molson's strategic marketing efforts in Canada are focussed on the core brand portfolio comprising *MOLSON CANADIAN, MOLSON DRY, MOLSON EXPORT, RICKARD'S, COORS LIGHT, CORONA* and *HEINEKEN*.

Brands

Molson markets a wide range of brands across Canada designed to appeal to a variety of consumer preferences.

Molson-Owned Brands

Molson's major owned brands are *CANADIAN, EXPORT, MOLSON DRY* and *RICKARD'S*. Molson has taken a number of initiatives over the last two years with respect to these brands, including new advertising campaigns for both *CANADIAN* and *EXPORT* and a relaunch of *RICKARD'S RED* together with a line extension, *RICKARD'S GOLD*.

CANADIAN, a lager, has for four years been the leading packaged brand in Canada and has experienced growth for the last three years. In fiscal 2000, the *I AM CANADIAN* slogan was revived to connect the brand with consumers, based on the notion of Canadian pride. The Canadian pride positioning is entering into its second year and is proving very successful in growing market share for the brand.

EXPORT is an ale, which has been produced by Molson since 1903. It is a leading brand in Québec and has benefited from a long association with hockey as well as other sports. It was relaunched in the rest of Canada during the 2001 fiscal year with a new positioning, targeted to the male market segment. After 12 years of decline, *EXPORT* is growing share based on this new campaign.

MOLSON DRY is the largest selling brand in Québec and has been the number one brand in Québec for five years. The brand is currently completing a major advertising study, to drive new life in this already very successful brand.

RICKARD'S - During fiscal 2001, Molson invested a considerable amount of effort focusing on the domestic super-premium category, the fastest growing segment in the country. This led to a decision to relaunch *RICKARD'S RED* together with a line extension *RICKARD'S GOLD*, with new positioning, supported by an outdoor advertising campaign encouraging mainstream drinkers to try something *A SHADE DIFFERENT*.

Molson owns a number of significant regional brands, including *GOLDEN, PILSNER, O'KEEFE, LAURENTIDE, CARLING BLACK LABEL, OLD VIENNA, BLACK HORSE* and the *CARLING* family of discount price brands. Efforts continue on reducing the dependency on the non-core brands to improve efficiencies throughout the organization.

Molson has also launched *TORNADE*, the leading line of flavoured malt-based beverages, to meet the changing needs of consumers and defend its position against other alcohol coolers.

Molson Licensed Brands

Molson also distributes licensed brands such as *COORS LIGHT, CORONA, HEINEKEN* and the *MILLER* brands as well as *FOSTER'S LAGER*.

COORS LIGHT is manufactured by Molson under license from Coors Canada and is the leading light beer in Canada with 6.6% average national market share and 53% share of the light segment in fiscal 2001. It is the fourth-largest selling brand in Canada. The light beer segment represents approximately 12% of the Canadian market.

CORONA

Molson distributes *CORONA EXTRA* in Ontario, Québec and the Atlantic Provinces pursuant to an agreement with Cerveceria Modelo S.A. De C.V. It is the number one super premium import in Canada.

HEINEKEN

Molson has agreements with Heineken N.V. (Netherlands) where it has been granted the right to import and sell *HEINEKEN LAGER, MURPHY'S IRISH STOUT* and *MURPHY'S IRISH AMBER* throughout Canada. *HEINEKEN* is the number two super premium import in Canada.

MILLER

Molson executed an amended license agreement with Miller in December 2000 to brew and sell *MILLER HIGH LIFE, MILLER LITE, MILLER GENUINE DRAFT, MILLER GENUINE DRAFT LIGHT, MILWAUKEE'S BEST DRY* and *MILWAUKEE'S BEST*, the largest selling trademark in the popular price segment in the Province of Québec. Molson also began importing *MILLER GENUINE DRAFT* in a clear bottle in January 2000.

FOSTER'S

Molson amended and restated its License Agreement with Carlton and United Breweries Limited, a subsidiary of FBG, to brew *FOSTER'S LAGER* in Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States.

Other Arrangements

BRICK

In 1997, Molson concluded an agreement with Brick Brewing Company ("Brick") to sell the *LAKER* brands acquired from Lakeport Brewing Corporation to Brick in exchange for a promissory note and common shares of Brick. Molson Canada currently holds approximately 12% of the outstanding common shares of Brick.

In July 1997, Brick and Molson signed an exclusive marketing and selling agreement covering the brands Brick acquired from The Northern Algonquin Brewing Company. On July 20, 2001, Molson purchased the *ALGONQUIN* brands from Brick and entered into a production and distribution agreement with Brick whereby Brick will continue to produce and distribute the *ALGONQUIN* beer brands for the Ontario market. The marketing and selling agreement has consequently been terminated.

DAVE NICHOL'S

Molson brews, distributes and markets the Dave Nichol's Personal Selection variety of beers in Ontario.

ASAHI

Molson has an agreement with Asahi Breweries Ltd. to brew *ASAHI SUPER DRY* for the U.S. beer market.

Market Share

Molson has the highest market share in each of Newfoundland, Québec, Ontario, Saskatchewan and Alberta. In fiscal 2001, Molson had an estimated average market share of 45.0% of all beer sold in Canada, including imported beer, compared with an average market share of 45.1% in fiscal 2000. This was due to the continued strong performance of *MOLSON DRY, EXPORT, TORNADE* and the *MILWAUKEE BEST* trademark in Québec and *CANADIAN* elsewhere and the increased sales growth of *COORS LIGHT, CORONA* and *HEINEKEN* brands. The growth in core brand was offset by declines in unsupported brands. Further details relating to our fiscal 2001 performance are provided in the section titled "Sales Revenue, Volume and Market Share" on page 46 of the Management's Discussion and Analysis.

Marketing Assets

Molson's association with highly visible sports and music events is used to leverage its brands.

Sports

Molson's research indicates that hockey is extremely relevant and important to consumers, which is why it continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels.

As a major sponsor of all six Canadian NHL teams, Molson is continually strengthening its relationship with professional hockey. Molson also remains the title beer sponsor of the French national broadcasts of NHL games.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey, including a strong alliance with the Canadian Hockey Association, which includes men's national, women's national and national junior teams.

Molson also has a sponsorship agreement with the Toronto Raptors of the National Basketball Association.

EXPORT continues to enjoy the benefits of a multi-year title sponsorship with the revived Montreal Alouettes franchise of the Canadian Football League ("CFL") playing in Molson Stadium. This sponsorship in Montréal complements existing CFL partnerships, which have been in place with the Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders for many years.

On February 16, 2001 Molson announced a partnership agreement with the Montreal Expos that makes Molson the team's title sponsor. The one-year agreement includes an option for the 2002 season. Under the terms of this agreement and using the *EXPORT* flagship banner, Molson becomes the team's favoured supplier at the Olympic Stadium. Molson anticipates enhanced visibility as Expos' games are aired on both TSN and RDS networks, and on the CKAC radio station.

As a result of these associations, *EXPORT* is now the sponsor of all Montréal major professional sport teams.

Music

Molson has made a long-term investment in entertainment properties, including event production and venue ownership.

One example is House of Blues Concerts Canada ("House of Blues"), an equal partnership between Molson Canada and HOB Concerts Canada Ltd., devoted to the staging, production and marketing of live entertainment across Canada. Entertainment marketing teams in each region work closely with House of Blues to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues.

Molstar

Molstar Sports and Entertainment ("Molstar"), an operating division of Molson Canada, whose activities are fully-integrated with the national marketing team, is also involved in the development and production of sports and entertainment programming for television, as well as the production of video-cassettes. During fiscal 2001 Molstar produced nearly 900 hours of television programming, including 263 NHL games.

Molstar Inc., a subsidiary of Molson Canada, organizes and runs two major motorsports events in Canada: the Molson Indy Toronto and the Molson Indy Vancouver. Beginning in fiscal 2002, Molstar Inc. will also be a co-promoter and sponsor of a new Molson Indy event in Montréal. The three races, part of the Fedex Championship Auto Racing Team (CART) Series, are broadcast in more than 180 countries.

Suppliers

Molson has undergone a strategic review of raw materials and suppliers as part of a global supply chain strategy. Molson's goal is to use world class procurement practices, methods and technology to result in strategic procurement of quality materials and services at the lowest prices possible. Molson also intends to consolidate purchases within domestic and international operations and will work with the supplier community to select global partner's materials and services which best meet these strategic objectives.

Currently, Molson single sources cans, glass bottles, crowns, labels, malted barley and liquid adjunct. Availability of these products has not been an issue and Molson does not expect any difficulties in accessing any of these products, should any current source become unavailable.

Trademarks

Molson places a very high value on its trademarks and other intellectual property. Its policy is to pursue registration of its trademarks whenever appropriate and to vigorously oppose any infringement of its intellectual property rights. It has sought formal protection for its various trademarks in over 125 countries around the world.

Government Regulation

In Canada, the provincial governments regulate the production, marketing, distribution and pricing of beer and impose commodity taxes and license fees in relation to the production and sale of beer. In addition, the federal government regulates the advertising, labeling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and in certain instances, custom duties on imported beer. As well, certain bilateral and multilateral treaties that have been entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry.

While the beer industry in many countries, including the United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Trade Issues

Trade issues at the inter-provincial and international levels have a significant impact on the Canadian beer industry. Historically, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favourable pricing and distribution access in such province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario Liquor Control Act was amended in 1992 to authorize Canadian brewers outside Ontario to sell beer in Ontario to the Liquor Control Board for sale through Brewers Retail Inc. if the jurisdiction in which the beer is brewed contains a similar provision in favour of Ontario.

As well, in July of 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces where it will become effective over the next few years. This agreement removes the requirement for a brewer to brew its beer in a province in order to obtain access to the local distribution network.

International trade can also affect Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially U.S. brewers, selling their beer in Canada. In August 1993, the Canadian and U.S. governments signed a Memorandum of Understanding ("MOU") that sets out the conditions for access by U.S. brewers to the Ontario market and resulted in the termination of retaliatory duties that each country had imposed on the other's beer shipments for over a year. The MOU also provides for a minimum retail price for beer in Ontario based on alcohol levels, exclusive of the environmental levy and the applicable container deposit. This minimum price may be adjusted on an annual basis to the Ontario Consumer Price Index.

Distribution

Provincial governments impose licensing requirements on the brewing and distribution of beer. These requirements in Canada have evolved to reflect the social policy objectives of the various provincial governments. In most cases, this has brought about the creation of a restricted number of government-regulated distribution outlets. In most provinces, the industry engages in some form of joint distribution. The exceptions are Québec and Newfoundland, where each brewer carries out its own distribution. The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represented approximately 69% of domestic sales in Canada in fiscal 2001, with cans accounting for 19% and draught for 12%.

In Ontario, all brewers pay a service fee based on their sales volume sold through Brewers Retail Inc., the principal retail distribution organization for beer in that province. Molson Canada, together with certain other brewers, participates in the ownership of Brewers Retail Inc. in proportion to its market share, relative to the other brewers. In Alberta, the government owned and operated liquor distribution system, which distributed beer, was privatized in fiscal 1994.

In Québec, beer is distributed directly by each brewer or through independent agents. In Québec and Newfoundland, retail sales for home consumption are made through grocery (Québec only) and convenience stores as well as government operated stores. Beer is also distributed in Newfoundland through independent agents. In all other provinces, co-operative systems of distribution are used; with sales to the home consumer being made through independent licensed retail outlets or government-operated stores. All beer is delivered by Molson by truck or by rail.

Advertising

Since February 1, 1997, Advertising Standards Canada ("ASC") has handled pre-clearance approvals for broadcast advertising of alcoholic beverages at the federal level. This change occurred following the announcement in August 1996 by the Canadian Radio – Television and Telecommunications Commission ("CRTC") that, due to budget cuts, the CRTC would no longer pre-clear advertisements. The CRTC still requires, however, that all broadcast advertising of alcoholic beverages comply with the ASC's Code for Broadcast Advertising. Without approval numbers, broadcasters will not air an advertisement. Costs incurred by the ASC for pre-clearance are borne by the brewers.

The provinces also regulate advertising. In recent years, most provinces have moved toward a self-regulatory model and no longer require brewers to submit advertising for pre-approval.

Pricing

The pricing of beer in Canada is affected by the imposition of provincial and federal taxes. Commodity and sales taxes make up 52% of the average retail price of beer in Canada.

Pricing of beer in Canada is usually done by reference to mainstream or premium brands. Domestic super premium brands are usually sold at a level 10% to 15% higher than premium beers, with imports being priced at a slightly higher level, while discount beer are sold at prices approximately 10% to 15% below premium brands.

Pricing legislation in all provinces provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout the province, but the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

Employees

Molson had approximately 3,800 full-time employees on March 31, 2001 and hires seasonal part-time employees as required.

Workplace change initiatives are continuing at Molson. As a result, joint union and management steering committees established in most breweries are focusing on customer service, quality, continuous improvement, employee training and a high degree of employee involvement in all areas of brewery operations. Results to date have been encouraging. Packaging line performance and productivity have improved substantially, both in the smaller facilities, as well as in the larger breweries in Ontario and Québec. Gainsharing programs, designed to improve brewery operations, are in place in some breweries while Economic Value Added incentive plans, linking employee rewards to shareholder value, are in place in others. In addition, safety performance continues to improve and environmental initiatives are being undertaken by employee teams at every brewery.

The chart below summarizes the current major collective bargaining agreements and their terms.

Canada

Location	Contract	Agreement Expiry
Newfoundland	Six-year agreement	March 31, 2006
Québec	Four-year agreement	December 31, 2003
Toronto	Six-year agreement	December 31, 2005
Regina	Six-year agreement	March 31, 2003 *
Edmonton	Four-year agreement	March 31, 2004
Vancouver	Five-year agreement	April 20, 2002

* The brewery [illegible]

BRAZIL

Certain employees in the breweries in Brazil are subject to collective bargaining agreements that apply to all employees in a given sector of the economy in each state. These agreements are usually valid for one year.

Properties

Molson owns and operates six brewing facilities in Canada located in each of St. John's, Newfoundland, Montréal, Québec, Toronto, Ontario, Regina, Saskatchewan, Edmonton, Alberta and Vancouver, British Columbia with a total capacity of approximately 14.4 million hectolitres. Molson Inc. also owns and operates five breweries in Brazil strategically located throughout the country with a total capacity of approximately 7 million hectolitres.

All these locations are owned and are free of any major encumbrances. Molson also leases certain of its business offices.

Environment

The Corporation's Canadian brewing operations are subject to provincial environmental regulations and local permit requirements regarding, among other things, air emissions, water discharges and waste handling and disposal. Management believes the corporation is substantially in compliance with such environmental regulations.

The Corporation has a comprehensive environmental program with a number of components including organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

The Corporation is currently responsible for sites relating to discontinued operations, which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties previously associated with the Diversey business and the Corporation has established provisions for the costs of these remediation programs.

The Corporation believes that the amounts anticipated to be expended by the Corporation in connection with its on-going business activities, are not likely to be material to its operations or financial condition. In connection with these sites, management is unaware of any instance of non-compliance with environmental laws and regulations, which is not being responsibly addressed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Reference is made to Management's Discussion and Analysis on pages 42 through 55 of the 2001 Annual Report, which section is incorporated herein by reference.

MARKET FOR THE SECURITIES OF THE ISSUER

The Class "A" non-voting shares and the Class "B" common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbols Mol A and Mol B. The Corporation has no issued and outstanding shares of any other class.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Years ended March 31 (Dollars in millions, except per share amounts)	2001	2000	1999 [1]
Sales and other revenues	**2,483.4**	2,375.0	1,962.8
Earnings from continuing operations before provisions for rationalization and non-recurring items	**111.7**	85.2	61.1
Earnings (loss) from continuing operations	**137.2** [3]	(65.8) [4]	31.0 [5]
Earnings (loss) from discontinued operations [2]	**(3.3)**	21.8	138.9
Net earnings (loss)	**133.9**	(44.0)	169.9
Total assets	**3,280.8**	3,111.8	3,439.6
Total long-term debt	**1,204.4**	1,111.9	1,224.7
Less current portion	**–**	–	3.2
	1,204.4	1,111.9	1,221.5
Earnings (loss) per share from			
Continuing operations	**2.31**	(1.11)	0.53
Earnings (loss) per share	**2.25**	(0.74)	2.88
Dividends per share	**0.72**	0.72	0.72

(1) Fiscal 1999 includes the proportionate consolidation of 50% of Molson Canada and 24.5% of Coors Canada to June 23, 1998 and 100% of Molson Canada and 49.9% of Coors Canada thereafter.

(2) Fiscal years prior to fiscal 2001 have been restated to reflect the Corporation's Sports and Entertainment segment as a discontinued operation.

(3) Fiscal 2001 includes a $25.5 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions.

(4) Fiscal 2000 includes pre-tax provisions for rationalization in Molson Canada for $224.0 million, a $27.5 million provision for real estate losses offset in part by a gain of $25.9 million relating to the CTV Sports Net transaction.

(5) Fiscal 1999 includes a pre-tax provision for rationalization in Molson Canada for $58.0 million and a commodity tax refund and related interest of $16.4 million.

QUARTERLY

(Dollars in millions, except per share amounts)	Mar 31 2001	Dec 31 2000	Sept 30 2000	Jun 30 2000	Mar 31 2000	Dec 31 1999	Sept 30 1999	Jun 30 1999
Sales and other revenues	**552.3**	588.5	664.5	678.1	468.7	568.1	676.9	661.3
Earnings from continuing operations before provisions for rationalization and other non-recurring items	**17.6**	25.3	36.1	32.7	11.0	17.4	31.2	25.6
Earnings (loss) from continuing operations	**17.6**	50.8 (1)	36.1	32.7	9.4 (2)	(108.6) (3)	7.8 (4)	25.6
Earnings (loss) from discontinued operations	**0.9**	(1.2)	(2.8)	(0.2)	28.7 (5)	(0.1)	(3.8)	(3.0)
Net earnings (loss)	**18.5**	49.6	33.3	32.5	38.1	(108.7)	4.0	22.6
Earnings (loss) per share from continuing operations	**0.29**	0.85	0.61	0.55	0.16	(1.84)	0.13	0.43
Earnings (loss) per share	**0.31**	0.83	0.56	0.55	0.64	(1.84)	0.07	0.38

(1) The December 31, 2000 quarter includes a $25.5 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions.

(2) The March 31, 2000 quarter includes a gain on the disposal of investments of $25.9 million and a provision for real estate losses of $27.5 million.

(3) The December 31, 1999 quarter includes a provision for rationalization in Molson Canada for $188.0 million.

(4) The September 30, 1999 quarter includes a provision for rationalization in Molson Canada for $36.0 million.

(5) The March 31, 2000 quarter includes the release of a portion of previously established provisions for discontinued operations in the amount of $25.0 million.

Dividend Policy

The Corporation has paid dividends every year since it became a public company in 1945. The Board of Directors determines dividend levels on the basis of a number of factors, including current and projected net earnings, investment spending requirements and the Corporation's overall financial position.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.067 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.067 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared. If the stock subdivision is approved at the special meeting of shareholders on August 28, 2001, such dividends will be reduced to $0.033 per share.

Directors

The names, municipalities of residence and principal occupations of the Corporation's directors in fiscal 2001, and the period during which each director has served on the board of directors, are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Dr. L.I. Barber Regina Beach, Saskatchewan	Corporate Director	1978
M.W. Barrett London, England	Group Chief Executive Barclays Plc	1992
Luc Beauregard Montréal, Québec	Chairman and Chief Executive Officer, NATIONAL Public Relations Inc.	1997
Jean Béliveau Longueuil, Québec	Corporate Director	1978
Dr. F. Bellini Mount Royal, Québec	Chairman Immuno Systems Inc.	1997
D.W. Colson London, England	Deputy Chairman and Chief Executive Officer, Telegraph Group Limited	1997
D. G. Drapkin Alpine, New Jersey	Vice Chairman, MacAndrews & Forbes Holdings Inc.	1998
E.H. Molson Westmount, Québec	Chairman of the Board, Molson Inc.	1974
R.I. Molson London, England	Deputy Chairman of the Board Molson Inc.	1996
S.T. Molson Westmount, Québec	Secretary and Member of the Board, The Molson Foundation	1988
D. J. O'Neill Westmount, Québec	President and Chief Executive Officer, Molson Inc.	1999
H. S. Riley Winnipeg, Manitoba	Chairman, Investors Group Inc.	1999

The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

NON-DIRECTOR SENIOR OFFICERS

The names and municipalities of residence of the non-director senior officers of the Corporation as at March 31, 2001, and the position and principal occupation of each in the Corporation are as follows:

Name and Municipality of Residence	Principal Occupation
P. Boivin Mount Royal, Québec	Executive Vice President of the Corporation and President, Club de Hockey Canadiens, Inc. and Molson Centre Inc.
R. Coallier St-Lambert, Québec	Executive Vice President and Chief Financial Officer
J.M. DeYoung Weston, Ontario	Senior Vice President, Taxation
R. Doin Mount Royal, Québec	President, Molson Canada, Québec/Atlantic Region
M. Downey Toronto, Ontario	Senior Vice President, Global Marketing
M. Giguère Montréal, Québec	Senior Vice President, Chief Legal Officer and Secretary
J.M. Grossett Gormley, Ontario	Senior Vice President, Human Resources
P.L. Kelley Beaconsfield, Québec	Senior Vice President, International Brewing Strategy
J.P. Macdonald St. Hubert, Québec	Vice President, Corporate Affairs
D. Perkins Mississauga, Ontario	President, Molson Canada, Ontario/West Region
B. Shier Vancouver, British Columbia	President, Molson USA, LLC
G. Wade Beaconsfield, Québec	Senior Vice President, Quality Brewing

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by the Corporation or the organizations indicated under "Principal Occupation" except: M.W. Barrett who, prior to 1999 was Chairman of Bank of Montreal and prior to February 1999 was Chairman and Chief Executive Officer of Bank of Montreal; P. Boivin who, prior to September 1999 was President and Chief Executive Officer of Bauer Nike Hockey Inc.; R. Coallier who prior to May 29, 2000 was Chief Financial Officer of C-MAC Industries; R.H. Doin, who, prior to January 1997, was President and Chief Executive Officer, Cable Group, CFCF Inc.; M. Downey who was President & COO of Sportsco International from June 1999 to January 2000 and from January 1995 to June 1999 was President, Maple Leaf Sports & Entertainment; M. Giguère who, prior to August 1999 was Senior Vice President, Corporate Affairs and General Secretary, The Montreal Exchange and prior to October 1997 was a partner of the law firm Fasken Martineau Dumoulin; J. M. Grossett who, prior to September 1999 was Senior Vice President, Human Resources at Coca-Cola Beverages; J.P. Macdonald who, prior to October 1999 was Director of Corporate Communications and Investor Relations at Québecor Inc.; R. I. Molson who, prior to January 1998 was Managing Director, Credit Suisse First Boston; D.J. O'Neill who, from January 1998 to March 1999 was Executive Vice President of H. J. Heinz Company, and from 1997 to 1998 was President of Campbell Soup Company, and from June 1995 to 1996 was President of Campbell Sales Company; G. Wade, who prior to March 26, 2001, was Corporate Vice President and Vice President R&D/QA/Engineering/Safety and Purchasing with Viasic Foods International.

As of May 9, 2001, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 61.3% of the outstanding 11,977,967 Class "B" common shares of the Corporation. Included as part of these holdings were 2,400,000 Class "B" common shares beneficially owned by Mr. E.H. Molson through his associate Lincolnshire Holdings Ltd.; 1,600,000 Class "B" common shares controlled by Mr. E.H. Molson through Pentland Securities (1981) Inc., an associate of Messrs. E.H. Molson and S.T. Molson; 1,000,000 Class "B" common shares beneficially owned by Mr. S.T. Molson through his associate Nooya Investments Ltd., 1,203,600 Class "B" common shares held by the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are trustees and 1,136,710 Class "B" common shares owned by Swiftsure Trust, an associate of Mr. R.I. Molson.

During fiscal 2001, the Corporation had an Executive Committee whose members were Messrs. M. Barrett, E.H. Molson, R.I. Molson and D.J O'Neill. The Corporation also has an Audit and Finance Committee whose members during fiscal 2001 were Dr. L.I. Barber, Dr. F. Bellini and Messrs. M. Barrett, D. Colson and R.I. Molson.

INCORPORATION

Incorporation and Organization

Molson Inc. was incorporated under the laws of Canada in 1930 and became a public company in 1945. The Corporation was continued under the Canada Business Corporations Act in 1979 and was amalgamated with a wholly-owned subsidiary in 1980.

In 1993 the share provisions relating to the Corporation's Class "A" non-voting shares and Class "B" common shares were amended to provide a "coattail" for the Class "A" non-voting shares. In 1997, the articles of the Corporation were amended to provide the board of directors with the flexibility to appoint additional directors between shareholders' meetings in a timely manner and without incurring the expense of a shareholders' meeting. In 1999, the articles of the Corporation were amended to change the name from The Molson Companies Limited to Molson Inc. The Corporation has called a special meeting of shareholders on August 28, 2001 to approve a two-for-one subdivision of all Class "A" non-voting shares and Class "B" shares.

The address of the registered and executive offices of the Corporation is 1555 Notre-Dame Street East, Montreal, Québec, H2L 2R5.

Subsidiaries and Significant Investments

The Corporation and its wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario partnerships. In addition, the Corporation owns a 100% interest in the Brazilian Company Bavaria Ltda and a 50.1% interest in Molson USA LLC, which is incorporated in Delaware in the United States.



Molson Inc.
100%
Bavaria Ltda
100%
Molson Canada
49.9%
Coors Canada
50.1%
Molson USA, LLC

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, and interest of insiders in material transactions where applicable, is contained in the Corporation's Management Proxy Circular for the year ended March 31, 2000, and for the year ended March 31, 2001 in respect of the annual meeting, which was held on June 27, 2001. Additional information is provided in the Corporation's 2000 Annual Report to shareholders, and for the year ended March 31, 2001 in the Corporation's 2001 Annual Report to shareholders.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, 1555 Notre-Dame Street East, Montréal, Québec, H2L 2R5 a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference herein, a copy of the comparative financial statements of the Corporation for its fiscal year ended March 31, 2001 together with the accompanying report of the auditors and a copy of any interim financial statements of the Corporation subsequent to such financial statements and/or copy of the Management Proxy Circular. The Corporation may require the payment of a reasonable charge before providing such documents to a person whom is not a shareholder. If the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, the Corporation will provide to any person (without charge), upon request to the Secretary of the Corporation, any of the documents referred to above and/or copy of any other document not referred to above that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

Information on the history of Molson, the brewing process in general and Molson's press releases can be obtained on the Internet at **http://www.molson.com**


MOLSON

Exhibit 14

File no. 82-2954


I AM.




MOLSON
DRY


R
RICKARD'S






MOLSON

Delivering on Commitments

Report to Shareholders
for the first quarter ended June 30, 2001

Delivering on Commitments

Molson's performance in the first quarter of fiscal year 2002 reflects the Corporation's vision to become one of the top performing beer companies in the world. Revenues increased 12% to $759 million compared to $678 million for the first quarter of fiscal year 2001 with increases coming from both Molson's Canadian operations and the consolidation of Molson's Brazilian operations with Molson's 50.1% interest in Molson USA. Comparable net earnings from continuing operations increased by 34% and cash flow was up by 26%.

Molson's continued focus on driving cost efficiencies in Canada combined with the volume growth experienced both in Canada and Brazil have driven profit levels well above one year ago. Molson's Brazilian operations are profitable with volume up by 4% and market share for the *BAVARIA* brand now at 3.9%. In the United States, a new advertising campaign has been launched to reposition Molson brands with American consumers in this growing import market.

For the quarter, Molson's comparable operating profit increased by 23%, once again exceeding its growth commitment. The Corporation's program of $150 million in annual cost savings is also on track with $45 million in savings projected for this fiscal year. Core brand portfolio share growth remains strong with an increase of 0.7% overall reflecting Molson's continued focus on core strategic brands nationally and on key regional markets with strong growth potential while lessening dependence on unsupported brands and on certain unprofitable sectors of the draught beer market.

During the quarter, Molson announced that its Board of Directors had approved a split of the Corporation's Class 'A' non-voting shares and Class 'B' common shares on a two-for-one basis subject to the approval of shareholders at a meeting to be held on August 28, 2001. The split will make Molson stock more widely available and attractive to investors who share Molson's vision of profitable growth and of remaining one of the best performing beer companies in the world.



With its focus on Canadian core brands, the United States import market and Brazil, Molson is committed to exceed expectations, uncover further profitable growth opportunities and deliver shareholder value.



Eric H. Molson
Chairman of the Board



Daniel J. O'Neill
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three months ended June 30, 2001 in comparison with the three-month period ended June 30, 2000, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "Corporation" and "Molson" refer to Molson Inc. together with Molson Canada and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

MOLSON FISCAL YEAR 2002 FIRST QUARTER HIGHLIGHTS

- Revenue up 12% to $759 million
- Total volume up 20%; Canadian volume up 2.4%
- Core brands market share up 0.7%
- Comparable operating profit (EBIT) up 23% (i)
- Comparable net earnings from continuing operations up 34% to $53.6 million (i)
- Comparable net earnings per share from continuing operations increases 34% to $0.90 from $0.67 per share (i)
- Cash flow from continuing operations increases 26% to $81.8 million
- Cash flow per share from continuing operations increases 26% from $1.09 to $1.37 per share

(i) *Comparable earnings exclude the after-tax rationalization provision of $33.5 million recorded in May 2001 and a non-cash $15.0 million reduction in income tax expense recorded in the current year to reflect changes in enacted future income tax rates, and excluding amortization of intangible assets of $7.2 million, net of tax, previously recorded in the quarter ended June 30, 2000, based on new accounting rules relating to intangible assets.*

OVERVIEW

Three months ended June 30 *(Dollars in millions, except per share amounts)*	**2001**	2000
Sales and other revenues (i)	**758.9**	678.1
Brewing excise and sales taxes	**193.1**	170.8
	565.8	507.3
Earnings before provision for rationalization, interest, income taxes and amortization	**117.8**	98.8
Provision for rationalization	**50.0**	–
Earnings before interest, income taxes and amortization (EBITDA) (i)	**67.8**	98.8
Amortization of property, plant and equipment	**14.1**	14.4
Amortization of intangible assets	**–**	9.4
Earnings before interest and income taxes (EBIT)	**53.7**	75.0
Net interest expense	**18.8**	16.9
Income tax expense (recovery)	**(0.2)**	25.4
Earnings from continuing operations	**35.1**	32.7
Loss from discontinued operations	**–**	(0.2)
Net earnings	**35.1**	32.5
Basic net earnings per share		
Continuing operations	**0.59**	0.55
Discontinued operations	**–**	–
Total	**0.59**	0.55
Diluted net earnings per share		
Continuing operations	**0.58**	0.55
Discontinued operations	**–**	–
Total	**0.58**	0.55
Cash flow from continuing operations	**81.8**	64.9
Cash flow per share from continuing operations	**1.37**	1.09
Dividends per share	**0.18**	0.18
Outstanding shares	**59.8**	59.3
Weighted average outstanding shares	**59.8**	59.3
Weighted average - diluted outstanding shares	**60.9**	59.6

(i) Results for the quarter ended June 30, 2001 include the Corporation's 50.1% proportionate share in Molson USA, which markets and distributes the Molson brands in the United States and the results of Molson's Brazilian operations, Bavaria Ltda. The comparable quarter included equity earnings arising from the Corporation's 24.95% interest in the U.S. business (which included both the Molson and Foster's brands).

For the first quarter ending June 30, 2001, revenues increased 12% to $759 million compared to $678 million for the first quarter of fiscal year 2001. The increase is comprised of a 2.6% revenue increase in Molson's Canadian operations and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Brewing volume increased by 20% to 3.8 million hectolitres with Canadian volume representing 2.4% of this increase.

Earnings from continuing operations were $35.1 million, a 7% increase from $32.7 million for the same period last year. These earnings include a pre-tax charge for rationalization of $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery as well as a non-cash $15.0 million reduction of future tax liabilities resulting from enactment of future tax rate reductions. As a result, earnings per share from continuing operations for the first quarter increased 7% to $0.59 per share from $0.55 per share compared to the same period last year. Comparable net earnings from continuing operations for the quarter, excluding the $50.0 million charge for rationalization and the $15.0 million tax recovery, increased by 34% to $53.6 million or $0.90 per share compared to $39.9 million or $0.67 per share in fiscal 2001.

In determining its results for the quarter ended June 30, 2001, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets, a standard in accordance with that of the Financial Accounting Standards Board ("FASB") in the United States. Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. The effect of this change in the current quarter is an $8.1 million increase in net income, or an increase of $0.14 per share.

The table below shows Molson's comparable net earnings and earnings per share for the three months ended June 30, 2001.

	Net earnings for the three months ended June 30		Net earnings per share for the three months ended June 30	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**27.0**	32.7	**0.45**	0.55
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	–	**0.56**	–
Adjustment related to changes in enacted future tax rates	**(15.0)**	–	**(0.25)**	–
Comparable net earnings from continuing operations, including intangible asset amortization	**45.5**(i)	32.7	**0.76**(i)	0.55
Addback intangible asset amortization, net of tax (ii)	**8.1**	7.2	**0.14**	0.12
Comparable net earnings from continuing operations	**53.6**	39.9(iii)	**0.90**	0.67(iii)

(i) *Represents results for the quarter ended June 30, 2001 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and intangible assets.*

(ii) *In determining its results for the quarter ended June 30, 2001, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption.*

(iii) *Represents results for the quarter ended June 30, 2000 excluding amortization of intangible assets.*

The increased comparable net earnings also reflects the combined impact of improved efficiencies in manufacturing operations as well as reductions in manufacturing and other overhead costs.

The provision for income taxes includes a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets. In addition, for the three months ended June 30, 2001, the effective tax rate on earnings from continuing operations, excluding the impact of the $15.0 million adjustment and the provision for rationalization, was 37.0% compared with 43.7% last year. The decrease is largely attributable to reduced statutory tax rates and implementation of the new accounting standard on goodwill and intangible assets.

Net interest expense for the quarter was $1.9 million higher than the prior year reflecting primarily the increase in average net debt during the period resulting from the investments in Brazil and the United States compared to the same period a year ago.

Cash flow from continuing operations, for the three months ended June 30, 2001 increased by 26% to $81.8 million, compared to $64.9 million for the same period last year.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 100% of Bavaria Ltda, the brewing business in Brazil that was acquired in December 2000; 49.9% of Coors Canada (results proportionately consolidated) and, effective January 2001, a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated). Results for fiscal 2001 included the Corporation's 24.95% equity share of a business which was responsible for the marketing and distribution of the Molson and Foster's brand in the United States, and which until December 29, 2000, was owned by Miller, Foster's and Molson.

Sales Revenue and Operating Profit

Sales and other revenues increased by 12% to $758.9 million reflecting increased volumes in Canada as well as the contributions in the current quarter from Bavaria and Molson USA. Operating profit of $103.7 million for the three months ended June 30, 2001, before the provision for rationalization of $50.0 million, was 23% higher than the same period a year ago on a comparable basis, reflecting the combined impact of price and volume increases as well as the benefits from previously announced cost reduction programs.

Industry Volume and Molson Market Share

Total industry sales volume in Canada increased 3.1% to 5.8 million hectolitres, compared to the same period last year, reflecting improved weather conditions across most of the country this quarter. Molson's Canadian volume increased 2.4% to 2.6 million hectolitres during the same period.

Molson Canada's Average Market Share (%)

(Three months ended June 30)	**2001** Estimated	2000 Actual
Including sales of imports:		
Canada	**44.9**	45.2
Quebec/Atlantic	**42.7**	42.6
Ontario/West	**46.1**	46.6

Molson's average estimated market share for all beer sold in Canada during the first three months of the current fiscal year decreased by 0.3 share points to 44.9%. Core brands continue to perform well in all regions with a share increase of 0.7% on a national basis. However, in the Ontario/West region, the total share declined as a result of the intense levels of competitive tactical marketing programs in Ontario. The continued strong performance of the Quebec/Atlantic region reflects Molson's strategy of a disciplined pursuit of profitable share growth.

On May 9, 2001, the Corporation announced the closure of its Regina brewery, effective March 2002. A pre-tax charge of $50.0 million, representing primarily employee severance costs and the write-down of fixed assets related to Regina and other costs were recorded in the first quarter of fiscal 2002.

United States

In the United States, Molson has created Molson USA, a dedicated business unit focussed on clear operating objectives and a well-defined brand portfolio – *CANADIAN, CANADIAN LIGHT, GOLDEN* and *MOLSON ICE*. The Corporation has introduced a new advertising campaign to reposition its brands with American consumers.

While Molson's brand sales to the United States during the three month period declined 26.7% compared with the same period last year, the Corporation's primary objective remains to halt the volume decline and return to a strong position in the growing U.S. import market.

Brazil

Effective December 21, 2000, Molson entered the South American beer market with the purchase of the *BAVARIA* brand and certain brewing facilities from Companhia de Bebidas das Américas ("AmBev").

Total sales volume for the three month period ending June 30, 2001 was 0.6 million hectolitres, an increase of 4% since the acquisition of the *BAVARIA* brand. Market share for the month of June 2001 in the 88 million hectolitre beer market stands at 3.9%.

Discontinued Operations

On July 25, 2001, the Corporation announced that it had completed the previously announced transaction for the sale of 80.1% of the Montreal Canadiens and 100% of the Molson Centre. The Corporation received $190.0 million in cash less closing adjustments, with the balance of payment in the form of preferred shares.

Financial Condition and Liquidity

In fiscal 2002, working capital requirements and long-term debt maturing in the current fiscal year will be funded through cash generated from operations and available credit facilities.

Impact of new accounting pronouncements

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the CICA Handbook section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3602 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

Effective with the fiscal year commencing on April 1, 2000, Molson adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of the CICA Handbook, section 3461 "Employee Future Benefits" and section 3465, "Income Taxes". Further details are provided in note 1 to the consolidated financial statements.

OTHER

On June 27, 2001, Molson Inc. announced that its Board of Directors has approved a split of the Corporation's Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. This is subject to the approval of the shareholders at a meeting to be held on August 28, 2001. The split would result in an increase in the number of shares to approximately 120 million from 60 million.

The Board of Directors declared a dividend of $0.18 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2001 to shareholders of record at the close of business on September 14, 2001. This dividend will be adjusted to $0.09 in the event the split is approved.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

Three months ended June 30 *(Dollars in millions, except per share amounts)*	2001	2000
Sales and other revenues	**$758.9**	$678.1
Brewing excise and sales taxes	**193.1**	170.8
	565.8	507.3
Costs and expenses		
Cost of sales, selling and administrative costs	**448.0**	408.5
Provision for rationalization (note 2)	**50.0**	–
	498.0	408.5
Earnings before interest, income taxes and amortization	**67.8**	98.8
Amortization of property, plant and equipment	**14.1**	14.4
Amortization of intangible assets	**–**	9.4
Earnings before interest and income taxes	**53.7**	75.0
Net interest expense	**18.8**	16.9
Earnings before income taxes	**34.9**	58.1
Income tax expense (recovery)	**(0.2)**	25.4
Earnings from continuing operations	**35.1**	32.7
Loss from discontinued operations (note 5)	**–**	(0.2)
Net earnings	**$ 35.1**	$ 32.5
Net earnings per share from continuing operations (note 3)		
Basic	**$ 0.59**	$ 0.55
Diluted	**$ 0.58**	$ 0.55
Net earnings per share		
Basic	**$ 0.59**	$ 0.55
Diluted	**$ 0.58**	$ 0.55

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Three months ended June 30 *(Dollars in millions)*	2001	2000
Retained earnings – beginning of year	**$328.1**	$ 557.1
Charge against retained earnings as a result of implementation of new accounting rules (note 1)	**–**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings for the current period	**35.1**	32.5
Dividends	**(10.8)**	(10.7)
Retained earnings – end of period	**$352.4**	$ 258.9

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**June 30 2001**	June 30 2000	March 31 2001
	(Unaudited)	*(Unaudited)*	*(Audited)*
Assets			
Current assets			
Cash and short-term investments	**$ 25.0**	$ 22.3	$ 70.1
Accounts receivable	**170.3**	201.5	102.3
Inventories	**155.8**	140.5	138.9
Prepaid expenses	**52.5**	32.7	51.8
Current assets of discontinued operations	**38.3**	54.2	69.3
	441.9	451.2	432.4
Investments and other assets	**92.2**	154.6	93.0
Property, plant and equipment	**852.4**	768.4	914.9
Intangible assets	**1,518.4**	1,380.3	1,518.8
Non-current assets of discontinued operations	**329.4**	341.7	321.7
	$3,234.3	$3,096.2	$3,280.8
Liabilities			
Current liabilities			
Bank indebtedness	**$ –**	$ 30.4	$ –
Accounts payable and accruals	**384.8**	282.9	365.7
Provision for rationalization costs	**58.3**	91.0	49.2
Taxes payable	**149.9**	132.3	98.6
Dividends payable	**10.8**	10.7	10.8
Deferred income taxes	**50.5**	17.3	49.5
Current liabilities of discontinued operations	**8.3**	31.5	44.6
	662.6	596.1	618.4
Long-term debt	**1,109.3**	1,061.7	1,204.4
Deferred gain	**49.3**	55.4	50.8
Deferred liabilities	**76.7**	80.6	74.3
Deferred income taxes	**360.7**	407.0	381.1
Non-current liabilities of discontinued operations	**168.5**	167.0	156.4
	2,427.1	2,367.8	2,485.4
Shareholders' equity			
Capital stock	**478.0**	469.5	477.6
Retained earnings	**352.4**	258.9	328.1
Unrealized translation adjustments	**(23.2)**	–	(10.3)
	807.2	728.4	795.4
	$3,234.3	$3,096.2	$3,280.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

Three months ended June 30 (Dollars in millions, except per share amounts)	2001	2000
Operating activities		
Net earnings from continuing operations	$ 35.1	$ 32.7
Provision for rationalization (note 2)	50.0	–
Amortization of property, plant and equipment	14.1	14.4
Amortization of intangible assets	–	9.4
Deferred income taxes	(19.1)	15.3
Other	1.7	(6.9)
Cash provided from operations	81.8	64.9
Used for working capital	(14.5)	(16.0)
Rationalization costs	(2.8)	(6.5)
Cash provided from operating activities	64.5	42.4
Investing activities		
Additions to property, plant and equipment (net)	(2.0)	(6.2)
Additions to investments and other assets	(1.2)	(4.6)
Proceeds from disposal of investments and other assets	0.3	4.2
Cash used for investing activities	(2.9)	(6.6)
Financing activities		
Reduction in long-term debt	(95.1)	(50.4)
Cash dividends paid	(10.7)	(9.7)
Cash used for financing activities	(105.8)	(60.1)
Decrease in net cash from continuing operations	(44.2)	(24.3)
Decrease in net cash from discontinued operations	(6.3)	(7.1)
Decrease in net cash	(50.5)	(31.4)
Net cash, beginning of period	76.9	25.2
Net cash (bank overdraft), end of period	$ 26.4	$ (6.2)
Net cash (bank overdraft) consists of:		
Cash and cash equivalents	$ 25.0	$ 22.3
Bank overdraft	–	(30.4)
Cash and cash equivalents of discontinued operations	1.4	1.9
Net cash (bank overdraft), end of period	$ 26.4	$ (6.2)
Cash flow per share provided from operations		
Basic	$ 1.37	$ 1.09
Diluted	$ 1.34	$ 1.09

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2001, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 of Molson Inc.'s 2001 Annual Report.

Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3602 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change on net earnings in the current quarter is $8.1, or $0.14 per share.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of fiscal 2002, Molson Inc. also adopted the new recommendations of the CICA Handbook section 1751 "Interim Financial Statements", which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes, effective April 1, 2000.

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of CICA Handbook, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Based on prevailing discount rates and other assumptions at the time of implementation, adoption of the new accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0. The required implementation of the accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.

Note 2. Provision for Rationalization

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery, which is scheduled to close in March 2002.

Note 3. Earnings per share

On June 27, 2001, the Corporation announced that the Board of Directors has approved a split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. This is subject to the approval of shareholders at a meeting to be held on August 28, 2001.

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations for earnings from continuing operations:

	2001	2000
Earnings from continuing operations (numerator)		
Earnings from continuing operations	**35.1**	32.7
Weighted average number of common shares outstanding (denominator) (millions)		
Weighted average number of common shares outstanding - basic	**59.8**	59.3
Effect of dilutive securities	**1.1**	0.3
Weighted-average number of common shares outstanding - diluted	**60.9**	59.6

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first quarter of 2002 options to purchase 60,000 (923,000 – fiscal 2001) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective quarter. The effect of potential dilutive stock options on cash flow from operations and items of a non-recurring nature is calculated on the same basis.

Note 4. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil. Since Canada constitutes a significant percentage of the total operations, Brazil and the United States have been combined into one segment entitled International.

The Corporation's Canadian operations experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which would partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expenses and income tax expense is centralized and, consequently these expenses are not allocated among operating groups.

	Canada	International	Total
Revenues from external customers			
2001	**$ 692.1**	**$ 66.8**	**$ 758.9**
2000	678.1	–	678.1
Inter-segment revenues			
2001	**10.3**	**–**	**10.3**
2000	–	–	–
EBITDA before provision for rationalization			
2001	**114.8**	**3.0**	**117.8**
2000	98.8	–	98.8
Amortization of capital assets			
2001	**12.4**	**1.7**	**14.1**
2000	23.8	–	23.8
Assets			
2001	**2,544.9**	**321.7**	**2,866.6**
2000	2,700.4	–	2,700.4
Additions to capital assets			
2001	**1.4**	**0.6**	**2.0**
2000	6.3	–	6.3

Note 5. Discontinued Operations

	2001	2000
Sales and other revenues [i]	**$10.7**	$19.3
Loss before income taxes [i]	–	(0.1)
Income tax recovery	–	(0.1)
Loss from discontinued operations	**$ –**	$(0.2)

[i] *Includes NHL expansion proceeds of $9.0 for the three months ended June 30, 2000.*

Cash used for discontinued operations of $6.3 ($7.1 in fiscal 2001) was from operating activities.

Note 6. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Note 7. Subsequent Event

On July 25, 2001, the Corporation announced that it had completed the sale of 80.1% of the Montreal Canadiens and 100% of the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. Any gain on sale will be recorded in the second quarter of fiscal 2002.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

John Paul Macdonald
Vice President, Corporate Affairs
Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5

Si vous désirez recevoir un exemplaire français de ce rapport, veuillez vous adresser au Secrétaire,
Molson Inc.
1555, rue Notre-Dame Est
Montréal (Québec) H2L 2R5


WWW
IAM.CA


MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 597-1786
Fax: (514) 590-6344
www.molson.com

Printed in Canada

Exhibit 15

File no. 82-2954


I AM.




MOLSON
DRY


RICKARD'S






MOLSON

Delivering on Commitments

Report to Shareholders
for the second quarter ended September 30, 2001

MESSAGE TO SHAREHOLDERS

Molson's ongoing commitment to deliver shareholder value is reflected in the Corporation's performance in the second quarter of fiscal year 2002. With improvements in every area of its business, Molson continues its pursuit of profitable growth and its vision to remain one of the top performing brewers in the world.

Despite the significant improvements in Molson's performance, however, there is still much to achieve. Molson's commitment to reach global cost benchmarks combined with both volume and market share growth were the major components of our earnings growth.

Revenues increased 14% to $760 million compared to $665 million for the second quarter of fiscal year 2001. The increase is made up of a 5% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Overall brewing volume increased by 22% to 3.8 million hectolitres with volume in Canada representing 2.7% of the increase.

In Canada, Molson outperformed the industry in volume increases for both the quarter and the year-to-date. Earnings and market share are up and the Corporation once again exceeded its operating profit commitment with a 28% increase compared to last year. In Canada, core brands continue to perform strongly in the quarter with a 1.2% increase nationally while overall market share increased by 0.4%. In Brazil, volume has reached 1.3 million hectolitres after only six months with second quarter volume exceeding quarter one by 6.2% while market share continues to reach new levels at 4.2% for the second quarter.

In the United States, volume declines are beginning to slow with the most recent four-week volumes improving significantly and reflecting the impact of the new direct sales force, the package redesign and stronger focus. In addition, a new management team is in place and new advertising is on air.

In recognition of the Corporation's strong results, the Molson Board of Directors approved a dividend increase of 11%, declaring a dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. The Board of Directors also authorized a normal course issuer bid allowing Molson to purchase shares at certain times when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders.

Molson remains committed to the achievement of the critical steps to shareholder value creation: namely, profitable earnings growth with concurrent increases in market share and volume in Canada, the United States and internationally.



Eric H. Molson

Chairman of the Board
November 7, 2001



Daniel J. O'Neill

President and Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the six months ended September 30, 2001 in comparison with the six months ended September 30, 2000, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "Corporation" and "Molson" refer to Molson Inc. together with Molson Canada and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

MOLSON FISCAL YEAR 2002 SECOND QUARTER HIGHLIGHTS

- Revenues up 14% to $760 million
- Total volume up 22%; Volume in Canada up 2.7%
- Core brands market share up 1.2%
- National market share up 0.4%
- Comparable operating profit (EBIT) up 28% to $114.8 million (i)
- Comparable net earnings from continuing operations up 43% to $61.9 million (i)
- Comparable net earnings per share from continuing operations increases 44% to $0.52 from $0.36 per share (ii)
- Cash flow from continuing operations increases 15% to $70.5 million
- Cash flow per share from continuing operations increases 13% from $0.52 to $0.59 per share (ii)

(i) *Comparable earnings exclude amortization of intangible assets of $7.3 million, net of tax, previously recorded in the quarter ended September 30, 2000, based on new accounting rules relating to intangible assets.*

(ii) *After a 2-for-1 stock split which took effect in September 2001.*

OVERVIEW

(Dollars in millions, except per share amounts)	Three months ended September 30		Six months ended September 30	
	2001	2000	**2001**	2000
Sales and other revenues (i)	**760.2**	664.5	**1,519.1**	1,342.6
Brewing excise and sales taxes	**196.0**	170.5	**389.1**	341.3
	564.2	494.0	**1,130.0**	1,001.3
Earnings before provision for rationalization, interest, income taxes and amortization	**129.0**	103.3	**246.8**	202.1
Provision for rationalization	**–**	–	**50.0**	–
Earnings before interest, income taxes and amortization (EBITDA) (i)	**129.0**	103.3	**196.8**	202.1
Amortization of property, plant and equipment	**14.2**	13.9	**28.3**	28.3
Amortization of intangible assets	**–**	9.3	**–**	18.7
Earnings before interest and income taxes (EBIT)	**114.8**	80.1	**168.5**	155.1
Net interest expense	**16.5**	15.6	**35.3**	32.5
Income tax expense	**36.4**	28.4	**36.2**	53.8
Earnings from continuing operations	**61.9**	36.1	**97.0**	68.8
Earnings (loss) from discontinued operations	**2.0**	(2.8)	**2.0**	(3.0)
Net earnings	**63.9**	33.3	**99.0**	65.8
Basic net earnings (loss) per share (ii)				
Continuing operations	**0.52**	0.30	**0.81**	0.58
Discontinued operations	**0.02**	(0.02)	**0.02**	(0.03)
Total	**0.54**	0.28	**0.83**	0.55
Diluted net earnings (loss) per share (ii)				
Continuing operations	**0.51**	0.30	**0.80**	0.58
Discontinued operations	**0.02**	(0.02)	**0.02**	(0.03)
Total	**0.53**	0.28	**0.82**	0.55
Cash flow from continuing operations	**70.5**	61.4	**152.3**	126.3
Cash flow per share from continuing operations (ii)	**0.59**	0.52	**1.27**	1.06
Dividends per share (ii)	**0.09**	0.09	**0.18**	0.18
Outstanding shares (ii)	**119.7**	118.8	**119.7**	118.8
Weighted average outstanding shares (ii)	**119.7**	118.8	**119.6**	118.7
Weighted average - diluted outstanding shares (ii)	**122.0**	120.0	**121.8**	119.6

(i) Results for the three and six months ended September 30, 2001 include the Corporation's 50.1% proportionate share in Molson USA, which markets and distributes the Molson brands in the United States and the results of Molson's Brazilian operations, Bavaria Ltda. The comparable period included equity earnings arising from the Corporation's 24.95% interest in the U.S. business (which included both the Molson and Foster's brands).

(ii) After a 2-for-1 stock split which took effect in September 2001.

For the second quarter ending September 30, 2001, revenues increased 14% to $760 million compared to $665 million for the second quarter of fiscal year 2001. The increase is comprised of a 5% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Brewing volume increased by 22% to 3.8 million hectolitres with volume in Canada representing 2.7% of this increase.

Earnings from continuing operations for the three months ended September 30, 2001 were $61.9 million, a 71% increase from $36.1 million for the same period last year. Earnings per share from continuing operations for the three-month period increased 73% to $0.52 per share from $0.30 per share compared to the same period last year.

In determining the results of the Corporation's current fiscal year, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. The effect of this change in the current quarter is an $8.1 million increase in net income, or $0.07 per share and a $16.2 million increase for the six-month period, or $0.14 per share. Comparable net earnings from continuing operations for the quarter, excluding amortization in the prior year, increased 43% to $61.9 million or $0.52 per share compared to $43.4 million or $0.36 per share in fiscal 2001.

Revenues for the six months ended September 30, 2001 increased 13% to $1,519 million. Brewing volume increased by 21% to 7.6 million hectolitres with volume in Canada representing 2.6% of that increase. Earnings from continuing operations for the six-month period increased 41% to $97.0 million compared to $68.8 million for the same period last year. These earnings include a pre-tax charge for rationalization of $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery as well as a non-cash $15.0 million reduction of future tax liabilities resulting from enactment of future tax rate reductions. Comparable net earnings from continuing operations for the six-month period were $115.5 million or a 39% increase from $83.3 million for the same period last year. Earnings per share from continuing operations increased 39% to $0.97 per share from $0.70 per share compared to the same period last year.

All of the above earnings per share calculations take into account a split of the Company's Class "A" non-voting shares and Class "B" common shares on a two-for-one basis which was approved by the shareholders on August 28, 2001 and took effect in September 2001.

The tables below show Molson's comparable net earnings and earnings per share for the three and six months ended September 30, 2001.

(Dollars in millions, except per share amounts)	Net earnings for the three months ended September 30		Net earnings per share for the three months ended September 30	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**53.8**(i)	36.1	**0.45**(i)	0.30
Addback intangible asset amortization, net of tax(ii)	**8.1**	7.3	**0.07**	0.06
Comparable net earnings from continuing operations	**61.9**	43.4(iii)	**0.52**	0.36(iii)

(Dollars in millions, except per share amounts)	Net earnings for the six months ended September 30		Net earnings per share for the six months ended September 30	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**80.8**(i)	68.8	**0.67**(i)	0.58
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	–	**0.28**	–
Adjustment related to changes in enacted future tax rates	**(15.0)**	–	**(0.12)**	–
Comparable net earnings from continuing operations, including intangible asset amortization	**99.3**	68.8	**0.83**	0.58
Addback intangible asset amortization, net of tax (ii)	**16.2**	14.5	**0.14**	0.12
Comparable net earnings from continuing operations	**115.5**	83.3(iii)	**0.97**	0.70(iii)

(i) *Represents results for the three and six months ended September 30, 2001 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and intangible assets.*

(ii) *In determining its results for the three and six months ended September 30, 2001, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption.*

(iii) *Represents results for the three and six months ended September 30, 2000 excluding amortization of intangible assets.*

The increased comparable net earnings also reflects the combined impact of improved efficiencies in manufacturing operations as well as reductions in manufacturing and other overhead costs.

The provision for income taxes includes a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets. In addition, for the six months ended September 30, 2001, the effective tax rate on earnings from continuing operations, excluding the impact of the $15.0 million adjustment and the provision for rationalization, was 37.0% compared with 43.9% last year. The decrease is largely attributable to reduced statutory tax rates and implementation of the new accounting standard on goodwill and intangible assets.

Net interest expense for the six months ended September 30, 2001 was $2.8 million higher than the prior year reflecting primarily the increase in average net debt during the period resulting from the investments in Brazil and the United States compared to the same period a year ago.

Cash flow from continuing operations for the six months ended September 30, 2001 increased by 21% to $152.3 million, compared to $126.3 million for the same period last year.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 100% of Bavaria Ltda, the brewing business in Brazil that was acquired in December 2000; 49.9% of Coors Canada (results proportionately consolidated) and, effective January 2001, a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated). Results for fiscal 2001 included the Corporation's 24.95% equity share of a business which was responsible for the marketing and distribution of the Molson and Foster's brands in the United States, and which until December 29, 2000, was owned by Miller, Foster's and Molson.

Sales Revenue and Operating Profit

Sales and other revenues for the six-month period increased by 13% to $1,519.1 million reflecting increased volumes in Canada as well as the contributions in the current fiscal year from Bavaria and Molson USA. Operating profit of $218.5 million for the six months ended September 30, 2001, before the provision for rationalization of $50.0 million, was 26% higher than the same period a year ago on a comparable basis, reflecting the combined impact of price and volume increases as well as the benefits from previously announced cost reduction programs.

Industry Volume and Molson Market Share

Total industry sales volume in Canada increased 1.9% to 5.9 million hectolitres for the three months ended September 30, 2001, compared to the same period last year, reflecting improved weather conditions across most of the country this quarter. Molson's volume in Canada increased 2.7% to 2.7 million hectolitres during the same period. For the six-month period, total industry sales volume increased 2.5% to 11.7 million hectolitres and Molson volume was up 2.6% to 5.3 million hectolitres.

Molson Canada's Estimated Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2001 **Estimated**	2000 Actual [i]	**2001** **Estimated**	2000 Actual [i]
Including sales of imports:				
Canada	**45.2**	44.8	**45.0**	45.0
Quebec/Atlantic	**42.2**	41.9	**42.5**	42.2
Ontario/West	**46.7**	46.3	**46.4**	46.5

(i) *Market share information for the three and six months ended September 30, 2000 has been restated to reflect updated industry volumes.*

Molson's average estimated market share for all beer sold in Canada during the three months ended September 30, 2001 increased by 0.4 share points to 45.2%. Core brands continue to perform well in all regions with a share increase of 1.2% on a national basis. In the Ontario/West region, the share improved by 0.4 share points despite the intense levels of competitive tactical marketing programs in Ontario. The continued strong performance of the Quebec/Atlantic region reflects Molson's strategy of a disciplined pursuit of profitable share growth.

On May 9, 2001, the Corporation announced the closure of its Regina brewery, effective March 2002. A pre-tax charge of $50.0 million, representing primarily employee severance costs and the write-down of fixed assets related to Regina and other costs, was recorded in the first quarter of fiscal 2002.

United States

In the United States, Molson has created Molson USA, a dedicated business unit focussed on clear operating objectives and a well-defined brand portfolio – Canadian, Canadian Light, Golden and Molson Ice. The Corporation has introduced a new advertising campaign to reposition its brands with American consumers.

While Molson's brand sales in the United States during the six month period declined 18% compared with the same period last year, the Corporation's primary objective remains to halt the volume decline and a return to a strong position in the growing U.S. import market.

Brazil

On December 21, 2000, Molson entered the South American beer market with the purchase of the Bavaria brand and certain brewing facilities from Companhia de Bebidas das Américas ("AmBev").

Total sales volume for the six-month period ending September 30, 2001 was 1.3 million hectolitres, an increase of 9% since the acquisition of the Bavaria brand. Market share for the quarter ended on September 30, 2001 was at 4.2% compared to 3.3% for the same period last year.

Discontinued Operations

On July 25, 2001, the Corporation announced that it had completed the previously announced transaction for the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre and recorded a gain on disposal of $2.0 million. The Corporation received $190.0 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares as well as a 19.9% interest in an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions.

Financial Condition and Liquidity

In fiscal 2002, working capital requirements and long-term debt maturing in the current fiscal year will be funded through cash generated from operations and available credit facilities. During the year, the Corporation entered into two separate transactions which converted an aggregate amount of $200 million in fixed rate debt to variable rates.

Impact of new accounting pronouncements

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

Effective with the fiscal year commencing April 1, 2000, Molson adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of the *CICA Handbook*, section 3461, "Employee Future Benefits" and section 3465, "Income Taxes". Further details are provided in note 1 to the consolidated financial statements.

OTHER

On August 28, 2001, Molson Inc. shareholders approved a split of the Corporation's Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. The split, which took effect in September 2001, has resulted in an increase in the number of shares to approximately 120 million from 60 million.

The Board of Directors declared a dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares representing an 11% increase, or $0.01 per share. This dividend is payable on January 1, 2002 to shareholders of record at the close of business on December 14, 2001.

The Board of Directors also authorized a normal course issuer bid allowing Molson to purchase 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid is effective two trading days after acceptance by the Toronto Stock Exchange of Molson's notice of intention. Molson has not completed a normal course issuer bid since fiscal 1995.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

(Dollars in millions, except per share amounts)	Three months ended September 30		Six months ended September 30	
	2001	2000	**2001**	2000
Sales and other revenues	**$760.2**	$664.5	**$1,519.1**	$1,342.6
Brewing excise and sales taxes	**196.0**	170.5	**389.1**	341.3
	564.2	494.0	**1,130.0**	1,001.3
Costs and expenses				
Cost of sales, selling and administrative costs	**435.2**	390.7	**883.2**	799.2
Provision for rationalization (note 2)	**–**	–	**50.0**	–
	435.2	390.7	**933.2**	799.2
Earnings before interest, income taxes and amortization	**129.0**	103.3	**196.8**	202.1
Amortization of property, plant and equipment	**14.2**	13.9	**28.3**	28.3
Amortization of intangible assets	**–**	9.3	**–**	18.7
Earnings before interest and income taxes	**114.8**	80.1	**168.5**	155.1
Net interest expense	**16.5**	15.6	**35.3**	32.5
Earnings before income taxes	**98.3**	64.5	**133.2**	122.6
Income tax expense	**36.4**	28.4	**36.2**	53.8
Earnings from continuing operations	**61.9**	36.1	**97.0**	68.8
Earnings (loss) from discontinued operations (note 5)	**2.0**	(2.8)	**2.0**	(3.0)
Net earnings	**$ 63.9**	$ 33.3	**$ 99.0**	$ 65.8
Net earnings per share from continuing operations (note 3)				
Basic	**$ 0.52**	$ 0.30	**$ 0.81**	$ 0.58
Diluted	**$ 0.51**	$ 0.30	**$ 0.80**	$ 0.58
Net earnings per share				
Basic	**$ 0.54**	$ 0.28	**$ 0.83**	$ 0.55
Diluted	**$ 0.53**	$ 0.28	**$ 0.82**	$ 0.55

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Six months ended September 30 (Dollars in millions)	**2001**	2000
Retained earnings – beginning of year	**$328.1**	$557.1
Charge against retained earnings as a result of implementation of new accounting rules (note 1)	**–**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings for the current period	**99.0**	65.8
Dividends	**(21.6)**	(21.4)
Retained earnings – end of period	**$405.5**	$281.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	September 30 2001 (Unaudited)	September 30 2000 (Unaudited)	March 31 2001 (Audited)
Assets			
Current assets			
Cash and short-term investments	**$ 259.4**	$ 103.1	$ 70.1
Accounts receivable	**105.4**	141.9	102.3
Inventories	**131.6**	129.0	138.9
Prepaid expenses	**27.1**	33.7	51.8
Current assets of discontinued operations	**10.6**	52.0	69.3
	534.1	459.7	432.4
Investments and other assets	**143.5**	135.7	93.0
Property, plant and equipment	**830.6**	762.7	914.9
Intangible assets	**1,524.5**	1,371.0	1,518.8
Non-current assets of discontinued operations	**32.0**	336.0	321.7
	$3,064.7	$3,065.1	$3,280.8
Liabilities			
Current liabilities			
Bank indebtedness	**$ –**	$ 6.1	$ –
Accounts payable and accruals	**344.2**	283.2	365.7
Provision for rationalization costs	**52.2**	68.4	49.2
Taxes payable	**124.6**	119.1	98.6
Dividends payable	**10.8**	10.7	10.8
Future income taxes	**62.1**	30.3	49.5
Current liabilities of discontinued operations	**7.7**	68.4	44.6
	601.6	586.2	618.4
Long-term debt	**1,034.0**	1,036.2	1,204.4
Deferred gain	**47.8**	53.9	50.8
Deferred liabilities	**63.4**	59.6	74.3
Future income taxes	**360.5**	416.6	381.1
Non-current liabilities of discontinued operations	**108.7**	160.6	156.4
	2,216.0	2,313.1	2,485.4
Shareholders' equity			
Capital stock	**479.0**	470.5	477.6
Retained earnings	**405.5**	281.5	328.1
Unrealized translation adjustments	**(35.8)**	–	(10.3)
	848.7	752.0	795.4
	$3,064.7	$3,065.1	$3,280.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

(Dollars in millions, except per share amounts)	Three months ended September 30 2001	2000	Six months ended September 30 2001	2000
Operating activities				
Net earnings from continuing operations	**$ 61.9**	$ 36.1	**$ 97.0**	$ 68.8
Provision for rationalization (note 2)	**–**	–	**50.0**	–
Amortization of property, plant and equipment	**14.2**	13.9	**28.3**	28.3
Amortization of intangible assets	**–**	9.3	**–**	18.7
Deferred income taxes	**11.3**	23.3	**(7.8)**	38.6
Other	**(16.9)**	(21.2)	**(15.2)**	(28.1)
Cash provided from operations	**70.5**	61.4	**152.3**	126.3
Provided from (used for) working capital	**7.0**	55.9	**(7.5)**	39.9
Rationalization costs	**(5.5)**	(22.7)	**(8.3)**	(29.2)
Cash provided from operating activities	**72.0**	94.6	**136.5**	137.0
Investing activities				
Additions to property, plant and equipment (net)	**(2.3)**	(8.2)	**(4.3)**	(14.4)
Additions to investments and other assets	**(1.8)**	(0.6)	**(3.0)**	(5.2)
Additions to intangible assets	**(2.0)**	–	**(2.0)**	–
Proceeds from disposal of investments and other assets	**3.9**	16.8	**4.2**	21.0
Cash provided from (used for) investing activities	**(2.2)**	8.0	**(5.1)**	1.4
Financing activities				
Reduction in long-term debt	**(74.2)**	(24.1)	**(169.3)**	(74.5)
Securitization of accounts receivable	**34.0**	–	**34.0**	–
Cash dividends paid	**(10.7)**	(9.9)	**(21.4)**	(19.6)
Other	**1.4**	–	**1.4**	–
Cash used for financing activities	**(49.5)**	(34.0)	**(155.3)**	(94.1)
Increase (decrease) in net cash from continuing operations	**20.3**	68.6	**(23.9)**	44.3
Increase in net cash from discontinued operations	**212.7**	35.1	**206.4**	28.0
Increase in net cash	**233.0**	103.7	**182.5**	72.3
Net cash (bank overdraft), beginning of period	**26.4**	(6.2)	**76.9**	25.2
Net cash, end of period	**$259.4**	$ 97.5	**$259.4**	$ 97.5
Net cash consists of:				
Cash and cash equivalents	**$259.4**	$103.1	**$259.4**	$103.1
Bank overdraft	**–**	(6.1)	**–**	(6.1)
Cash and cash equivalents of discontinued operations	**–**	0.5	**–**	0.5
Net cash, end of period	**$259.4**	$ 97.5	**$259.4**	$ 97.5
Cash flow per share provided from operations				
Basic	**$ 0.59**	$ 0.52	**$ 1.27**	$ 1.06
Diluted	**$ 0.58**	$ 0.51	**$ 1.25**	$ 1.06

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended March 31, 2001, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 of Molson Inc.'s 2001 Annual Report.

Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to increase earnings by $8.1, or $0.07 per share in the current quarter, and to increase earnings by $16.2, or $0.14 per share for the six-month period.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

Effective April 1, 2001, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior year's financial statements, the provisions of *CICA Handbook*, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Based on prevailing discount rates and other assumptions at the time of implementation, adoption of the accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0. The required implementation of the new accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.

(Dollars in millions, except per share amounts)

Note 2. Provision for Rationalization

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery, which is scheduled to close in March 2002.

Note 3. Earnings per share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

The following is a reconciliation of the basic and diluted earnings per share computations for earnings from continuing operations:

	2001	2000
Earnings from continuing operations	**97.0**	68.8
Weighted average number of common shares outstanding (millions)		
Weighted average number of common shares outstanding – basic	**119.6**	118.7
Effect of dilutive securities	**2.2**	0.9
Weighted-average number of common shares outstanding – diluted	**121.8**	119.6

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first six months of the prior fiscal year, options to purchase 475,000 common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective quarter.

The effect of potential dilutive stock options on cash flow per share from operations and items of a non-recurring nature is calculated on the same basis.

Note 4. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil. Since Canada constitutes a significant percentage of the total operations, Brazil and the United States have been combined into one segment entitled International.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which would partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expenses and income tax expense is centralized and, consequently these expenses are not allocated among operating groups.

	Canada	International	Total
Revenues from external customers			
2001	**$1,387.1**	**$132.0**	**$1,519.1**
2000	1,342.6	–	1,342.6
Inter-segment revenues			
2001	**16.8**	**–**	**16.8**
2000	–	–	–
EBITDA before provision for rationalization			
2001	**247.1**	**(0.3)**	**246.8**
2000	202.1	–	202.1
Amortization of capital assets			
2001	**25.0**	**3.3**	**28.3**
2000	47.0	–	47.0
Assets			
2001	**2,797.8**	**224.3**	**3,022.1**
2000	2,677.1	–	2,677.1
Additions to capital assets			
2001	**7.0**	**3.0**	**10.0**
2000	14.1	–	14.1

Note 5. Discontinued Operations

	2001	2000
Sales and other revenues [i]	**$10.7**	$37.3
Loss before income taxes [i]	**–**	(5.1)
Income tax recovery	**–**	2.1
Net loss from operations	**–**	(3.0)
Net gain on disposal	**2.0**	–
Earnings (loss) from discontinued operations	**$ 2.0**	$ (3.0)

[i] Includes NHL expansion proceeds of $9.0 for the six months ended September 30, 2000.

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

The Corporation has given certain undertakings to the lenders of the purchaser such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the Montreal Canadiens at predetermined conditions and subject to regulatory approval..

Cash provided from discontinued operations of $206.4 ($28.0 in fiscal 2001) consisted of $17.8 ($28.0 in fiscal 2001) from operating activities and $188.6 (nil in fiscal 2001) from investing activities.

Note 6. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

John Paul Macdonald
Vice President, Corporate Affairs
Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5

Si vous désirez recevoir un exemplaire français de ce rapport, veuillez vous adresser au Secrétaire,
Molson Inc.
1555, rue Notre-Dame Est
Montréal (Québec) H2L 2R5


www
IAM.CA


MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 597-1786
Fax: (514) 590-6344
www.molson.com

Printed in Canada

Exhibit 16

File no. 82-2954


I AM.




MOLSON
DRY


RICKARD'S






MOLSON

Delivering on Commitments

Report to Shareholders
for the third quarter ended December 31, 2001

MESSAGE TO SHAREHOLDERS

Molson's third quarter results for the fiscal year 2002 once again meet the Corporation's commitments to its shareholders with the delivery of comparable net earnings growth of 38% compared to the same period last year. In addition, with the end of the calendar year, Molson was the top performing major brewer from a shareholder point of view with a 30% increase in share price.

Molson is committed to remain as one of the best performing brewers in the world and its strong domestic position in Canada is central to this goal. For the second consecutive quarter, Molson market share in Canada is up with regional share increases in both the Quebec/Atlantic region and in the Ontario/West region. Core brands continue to rise with a national market share increase of 1.1%.

In the quarter, Molson outperformed the beer industry in Canada in sales volume increase. Revenues increased 18% to $692 million compared to $589 million for the third quarter of fiscal year 2001. The increase is made up of a 6% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Overall brewing volume increased by 29% to 3.4 million hectolitres with volume in Canada representing 3.9% of the increase.

Progress continues in both Brazil and the United States. Molson has successfully implemented two price increases in Brazil and its Brazilian volume stands at 1.9 million hectolitres after nine months. In the United States, volume decline continues to slow reflecting the inroads being made by the dedicated Molson direct sales force. Their efforts will soon be supported by new advertising creative and a refined brand positioning, both presently in development.

The Molson Board of Directors approved a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2002 to shareholders of record at the close of business on March 14, 2002.

Molson continues its quest for shareholder value creation through the uncovering of future earnings streams. Continued success in Canada and steady growth in both the United States and Brazil will ensure the achievement of superior shareholder returns.





Eric H. Molson
Chairman of the Board
January 30, 2002

Daniel J. O'Neill
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the nine months ended December 31, 2001 in comparison with the nine months ended December 31, 2000, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "Corporation" and "Molson" refer to Molson Inc. together with Molson Canada and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

MOLSON FISCAL YEAR 2002 THIRD QUARTER HIGHLIGHTS

- Revenues up 18% to $692 million
- Total volume up 29%; Volume in Canada up 3.9%
- Core brands market share up 1.1%
- National market share up 0.2%
- Comparable operating profit (EBIT) up 23% to $85.4 million (i)
- Comparable net earnings from continuing operations up 38% to $45.0 million (i)
- Comparable net earnings per share from continuing operations increases 41% to $0.38 from $0.27 per share (ii)
- Cash flow from continuing operations increases 27% to $82.3 million
- Cash flow per share from continuing operations increases 28% from $0.54 to $0.69 per share (ii)

(i) *Comparable earnings exclude amortization of intangible assets of $7.3 million, net of tax, previously recorded in the quarter ended December 31, 2000, based on new accounting rules relating to intangible assets and a non-cash $25.5 million reduction in income tax expense recorded in the third quarter of last year to reflect changes in enacted future income tax rates.*

(ii) *After a 2-for-1 stock split which took effect in September 2001.*

OVERVIEW

(Dollars in millions, except per share amounts)	Three months ended December 31 2001	Three months ended December 31 2000	Nine months ended December 31 2001	Nine months ended December 31 2000
Sales and other revenues (i)	**692.4**	588.5	**2,211.5**	1,931.1
Brewing excise and sales taxes	**176.0**	149.0	**565.1**	490.3
	516.4	439.5	**1,646.4**	1,440.8
Earnings before provision for rationalization, interest, income taxes and amortization	**98.5**	81.3	**345.3**	283.4
Provision for rationalization	**–**	–	**50.0**	–
Earnings before interest, income taxes and amortization (EBITDA) (i)	**98.5**	81.3	**295.3**	283.4
Amortization of property, plant and equipment	**13.1**	12.0	**41.4**	40.3
Amortization of intangible assets	**–**	9.3	**–**	28.0
Earnings before interest and income taxes (EBIT)	**85.4**	60.0	**253.9**	215.1
Net interest expense	**13.9**	15.9	**49.2**	48.4
Income tax expense (recovery)	**26.5**	(6.7)	**62.7**	47.1
Earnings from continuing operations	**45.0**	50.8	**142.0**	119.6
Earnings (loss) from discontinued operations	**–**	(1.2)	**2.0**	(4.2)
Net earnings	**45.0**	49.6	**144.0**	115.4
Basic net earnings (loss) per share (ii)				
Continuing operations	**0.38**	0.43	**1.18**	1.01
Discontinued operations	**–**	(0.01)	**0.02**	(0.04)
Total	**0.38**	0.42	**1.20**	0.97
Diluted net earnings (loss) per share (ii)				
Continuing operations	**0.37**	0.42	**1.16**	1.00
Discontinued operations	**–**	(0.01)	**0.02**	(0.04)
Total	**0.37**	0.41	**1.18**	0.96
Cash flow from continuing operations	**82.3**	64.8	**234.6**	191.1
Cash flow per share from continuing operations (ii)	**0.69**	0.54	**1.96**	1.61
Dividends per share (ii)	**0.10**	0.09	**0.28**	0.27
Outstanding shares (ii)	**119.9**	119.4	**119.9**	119.4
Weighted average outstanding shares (ii)	**119.8**	119.3	**119.7**	118.9
Weighted average - diluted outstanding shares (ii)	**122.2**	121.3	**121.9**	120.2

(i) Results for the three and nine months ended December 31, 2001 include the Corporation's 50.1% proportionate share in Molson USA, which markets and distributes the Molson brands in the United States and the results of Molson's Brazilian operations, Bavaria Ltda. The comparable period included equity earnings arising from the Corporation's 24.95% interest in the U.S. business (which included both the Molson and Foster's brands).

(ii) After a 2-for-1 stock split which took effect in September 2001.

MOLSON INC

For the third quarter ending December 31, 2001, revenues increased 18% to $692 million compared to $589 million for the third quarter of fiscal year 2001. The increase is comprised of a 6% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Brewing volume increased by 29% to 3.4 million hectolitres with volume in Canada representing 3.9% of this increase.

Earnings from continuing operations for the three months ended December 31, 2001 were $45.0 million or $0.38 per share, an 11% decrease from $50.8 million for the same period last year. The prior year's results include the benefit of a non-cash $25.5 million reduction in future tax liabilities resulting from the enactment of future tax rate reductions. In addition, in determining the results of the Corporation's current fiscal year, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. The effect of this change in the current quarter is an $8.1 million increase in net income, or $0.07 per share and a $24.3 million increase for the nine-month period, or $0.20 per share. As a result, comparable net earnings from continuing operations for the quarter, excluding intangible asset amortization and the tax rate reduction in the prior year, increased 38% to $45.0 million or $0.38 per share compared to $32.6 million or $0.27 per share in fiscal 2001.

Revenues for the nine months ended December 31, 2001 increased 15% to $2,212 million. Brewing volume increased by 24% to 11.0 million hectolitres with volume in Canada representing 3.0% of that increase. Earnings from continuing operations for the nine-month period increased 19% to $142.0 million compared to $119.6 million for the same period last year. These earnings, which include the effect of adoption of the accounting standard on goodwill and other intangible assets as noted above, also include a pre-tax charge of $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery. Also, the current year's results include a non-cash $15.0 million reduction in future tax liabilities resulting from enactment of future tax rate reductions compared to the $25.5 million in the prior fiscal year. Comparable net earnings from continuing operations for the nine-month period were $160.5 million or a 38% increase from $115.9 million for the same period last year. Earnings per share from continuing operations increased 38% to $1.34 per share from $0.97 per share compared to the same period last year.

All of the above earnings per share calculations take into account a split of the Corporation's Class "A" non-voting shares and Class "B" common shares on a two-for-one basis which was approved by the shareholders on August 28, 2001 and took effect in September 2001.

The tables below show Molson's comparable net earnings and earnings per share for the three and nine months ended December 31, 2001.

(Dollars in millions, except per share amounts)	Net earnings for the three months ended December 31		Net earnings per share for the three months ended December 31	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**36.9**(i)	50.8	**0.31**(i)	0.43
After-tax adjustment to arrive at comparable net earnings:				
Adjustment related to changes in enacted future tax rates	–	(25.5)	–	(0.22)
Comparable net earnings from continuing operations, including intangible asset amortization	**36.9**	25.3	**0.31**	0.21
Addback intangible asset amortization, net of tax (ii)	**8.1**	7.3	**0.07**	0.06
Comparable net earnings from continuing operations	**45.0**	32.6(iii)	**0.38**	0.27(iii)

(Dollars in millions, except per share amounts)	Net earnings for the nine months ended December 31		Net earnings per share for the nine months ended December 31	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**117.7**(i)	119.6	**0.98**(i)	1.01
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	–	**0.28**	–
Adjustment related to changes in enacted future tax rates	**(15.0)**	(25.5)	**(0.12)**	(0.22)
Comparable net earnings from continuing operations, including intangible asset amortization	**136.2**	94.1	**1.14**	0.79
Addback intangible asset amortization, net of tax (ii)	**24.3**	21.8	**0.20**	0.18
Comparable net earnings from continuing operations	**160.5**	115.9(iii)	**1.34**	0.97(iii)

(i) *Represents results for the three and nine months ended December 31, 2001 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and intangible assets.*

(ii) *In determining its results for the three and nine months ended December 31, 2001, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption.*

(iii) *Represents comparable results for the three and nine months ended December 31, 2000.*

The increased comparable net earnings reflects the combined impact of improved efficiencies in manufacturing operations as well as reductions in manufacturing and other overhead costs, consumer price increases and higher volumes in Canada.

The current year's provision for income taxes includes a $15.0 million reduction of future income tax liabilities which was recorded in the first quarter of this fiscal year, resulting from enactment of future tax rate reductions announced in various provincial budgets. The Corporation also recorded a similar adjustment in the amount of $25.5 million in the third quarter of last year. In addition, for the nine months ended December 31, 2001, the effective tax rate on earnings from continuing operations, excluding the impact of the $15.0 million adjustment and the provision for rationalization, was 37.0% compared with 43.6% last year. The decrease is largely attributable to reduced statutory tax rates and implementation of the new accounting standard on goodwill and intangible assets.

Net interest expense for the nine months ended December 31, 2001 was $49.2 million, or $0.8 million higher than the prior year reflecting primarily the increase in average net debt during the period resulting from the investments in Brazil and the United States compared to the same period a year ago.

Cash flow from continuing operations for the nine months ended December 31, 2001 increased by 23% to $234.6 million, compared to $191.1 million for the same period last year.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 100% of Bavaria Ltda., the brewing business in Brazil that was acquired in December 2000; 49.9% of Coors Canada (results proportionately consolidated) and, effective January 2001, a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated). Results for fiscal 2001 included the Corporation's 24.95% equity share of a business which was responsible for the marketing and distribution of the Molson and Foster's brands in the United States, and which until December 29, 2000, was owned by Miller, Foster's and Molson.

Sales Revenue and Operating Profit

Sales and other revenues for the nine-month period increased by 15% to $2,212 million reflecting increased volumes in Canada as well as the contributions in the current fiscal year from Bavaria and Molson USA. Operating profit of $303.9 million for the nine months ended December 31, 2001, before the provision for rationalization of $50.0 million, was 25% higher than the same period a year ago on a comparable basis, reflecting the combined impact of consumer price and volume increases as well as the benefits from previously announced cost reduction programs.

Industry Volume and Molson Market Share

Total industry sales volume in Canada increased 3.5% to 5.2 million hectolitres for the three months ended December 31, 2001, compared to the same period last year, reflecting improved weather conditions across most of the country this fiscal year. Molson's volume in Canada increased 3.9% to 2.3 million hectolitres during the same period. For the nine-month period, total industry sales volume increased 2.8% to 16.9 million hectolitres and Molson volume was up 3.0% to 7.6 million hectolitres.

Molson Canada's Estimated Market Share (%)

	Three months ended December 31		Nine months ended December 31	
	2001 Estimated	2000 Actual(i)	**2001** Estimated	2000 Actual(i)
Including sales of imports:				
Canada	**45.1**	44.9	**45.1**	45.0
Quebec/Atlantic	**42.9**	42.6	**42.6**	42.4
Ontario/West	**46.4**	46.3	**46.4**	46.4

(i) *Market share information for the three and nine months ended December 31, 2000 has been restated to reflect updated industry volumes.*

Molson's average estimated market share for all beer sold in Canada during the three months ended December 31, 2001 increased by 0.2 share points to 45.1%. Core brands continue to perform well in all regions with a share increase of 1.1% on a national basis. In the Ontario/West region, the share improvement was 0.1 share points despite the intense levels of competitive tactical marketing programs in Ontario. The continued strong performance of the Quebec/Atlantic region reflects Molson's strategy of a disciplined pursuit of profitable share growth.

United States

In January 2001, Molson entered into a new arrangement with Coors Brewing Company ("Coors") for the marketing and distribution of Molson-owned brands and created Molson USA, a dedicated business unit focussed on clear operating objectives and a well-defined brand portfolio – Canadian, Canadian Light, Golden and Molson Ice. The Corporation has introduced new marketing programs to reposition the Molson brand with American consumers. A renewed sales effort is underway in partnership with Coors.

While Molson's brand sales in the United States during the nine-month period declined 15% compared with the same period last year, the Corporation's primary objective remains to reverse this trend and return to a strong position within the growing import segment in the United States.

Brazil

On December 21, 2000, Molson entered the South American beer market with the purchase of the Bavaria brand and certain brewing facilities from Companhia de Bebidas das Américas ("AmBev").

Total sales volume for the nine-month period ending December 31, 2001 was 1.9 million hectolitres, a decrease of 2.0% compared to the same period a year ago. Estimated market share for the quarter ended on December 31, 2001 was flat at 3.3%.

Discontinued Operations

On July 25, 2001, the Corporation completed the transaction for the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre and recorded a gain on disposal of $2.0 million. The Corporation received $190.0 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares as well as a 19.9% interest in an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions.

Financial Condition and Liquidity

In fiscal 2002, working capital requirements and long-term debt maturing in the current fiscal year will be funded through cash generated from operations and available credit facilities. During the year, the Corporation entered into two separate transactions which converted an aggregate amount of $200 million in fixed rate debt to variable rates.

In the third quarter of fiscal 2002, the Corporation received $35.5 million from Home Hardware Stores Limited, reflecting the final repayment of a note receivable relating to the disposal of the Beaver Lumber business. The payment included $4.3 million of accrued interest.

Impact of new accounting pronouncements

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

Effective with the fiscal year commencing April 1, 2000, Molson adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of the *CICA Handbook*, section 3461, "Employee Future Benefits" and section 3465, "Income Taxes". Further details are provided in note 1 to the consolidated financial statements.

OTHER

The Board of Directors declared a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2002 to shareholders of record at the close of business on March 14, 2002.

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001. No shares have been repurchased to date under the program.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

(Dollars in millions, except per share amounts)	Three months ended December 31 2001	2000	Nine months ended December 31 2001	2000
Sales and other revenues	**$ 692.4**	$ 588.5	**$2,211.5**	$1,931.1
Brewing excise and sales taxes	**176.0**	149.0	**565.1**	490.3
	516.4	439.5	**1,646.4**	1,440.8
Costs and expenses				
Cost of sales, selling and administrative costs	**417.9**	358.2	**1,301.1**	1,157.4
Provision for rationalization (note 2)	**–**	–	**50.0**	–
	417.9	358.2	**1,351.1**	1,157.4
Earnings before interest, income taxes and amortization	**98.5**	81.3	**295.3**	283.4
Amortization of property, plant and equipment	**13.1**	12.0	**41.4**	40.3
Amortization of intangible assets	**–**	9.3	**–**	28.0
Earnings before interest and income taxes	**85.4**	60.0	**253.9**	215.1
Net interest expense	**13.9**	15.9	**49.2**	48.4
Earnings before income taxes	**71.5**	44.1	**204.7**	166.7
Income tax expense (recovery)	**26.5**	(6.7)	**62.7**	47.1
Earnings from continuing operations	**45.0**	50.8	**142.0**	119.6
Earnings (loss) from discontinued operations (note 5)	**–**	(1.2)	**2.0**	(4.2)
Net earnings	**$ 45.0**	$ 49.6	**$ 144.0**	$ 115.4
Net earnings per share from continuing operations (note 3)				
Basic	**$ 0.38**	$ 0.43	**$ 1.18**	$ 1.01
Diluted	**$ 0.37**	$ 0.42	**$ 1.16**	$ 1.00
Net earnings per share				
Basic	**$ 0.38**	$ 0.42	**$ 1.20**	$ 0.97
Diluted	**$ 0.37**	$ 0.41	**$ 1.18**	$ 0.96

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Nine months ended December 31 (Dollars in millions)	2001	2000
Retained earnings – beginning of year	**$ 328.1**	$ 557.1
Charge against retained earnings as a result of implementation of new accounting rules (note 1)	**–**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings for the current period	**144.0**	115.4
Dividends	**(33.5)**	(32.1)
Retained earnings – end of period	**$ 438.6**	$ 320.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31 2001 (Unaudited)	December 31 2000 (Unaudited)	March 31 2001 (Audited)
Assets			
Current assets			
Cash and short-term investments	**$ 336.3**	$ 90.2	$ 70.1
Accounts receivable	**156.7**	295.4	102.3
Inventories	**133.0**	138.4	138.9
Prepaid expenses	**33.5**	32.5	51.8
Current assets of discontinued operations	**11.5**	52.9	69.3
	671.0	609.4	432.4
Investments and other assets	**107.4**	92.5	93.0
Property, plant and equipment	**850.1**	898.0	914.9
Intangible assets	**1,524.2**	1,515.4	1,518.8
Non-current assets of discontinued operations	**32.1**	334.9	321.7
	$ 3,184.8	$ 3,450.2	$ 3,280.8
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 391.5**	$ 342.2	$ 365.7
Provision for rationalization costs	**52.0**	58.4	49.2
Taxes payable	**125.6**	133.6	98.6
Dividends payable	**12.0**	10.7	10.8
Future income taxes	**84.2**	37.9	49.5
Current liabilities of discontinued operations	**7.7**	54.9	44.6
	673.0	637.7	618.4
Long-term debt	**1,033.4**	1,354.7	1,204.4
Deferred gain	**46.3**	52.3	50.8
Deferred liabilities	**66.2**	57.3	74.3
Future income taxes	**361.8**	396.8	381.1
Non-current liabilities of discontinued operations	**102.0**	154.9	156.4
	2,282.7	2,653.7	2,485.4
Shareholders' equity			
Capital stock	**480.7**	476.1	477.6
Retained earnings	**438.6**	320.4	328.1
Unrealized translation adjustments	**(17.2)**	–	(10.3)
	902.1	796.5	795.4
	$ 3,184.8	$ 3,450.2	$ 3,280.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

(Dollars in millions, except per share amounts)	Three months ended December 31		Nine months ended December 31	
	2001	2000	**2001**	2000
Operating activities				
Net earnings from continuing operations	**$ 45.0**	$ 50.8	**$ 142.0**	$ 119.6
Provision for rationalization (note 2)	**–**	–	**50.0**	–
Amortization of property, plant and equipment	**13.1**	12.0	**41.4**	40.3
Amortization of intangible assets	**–**	9.3	**–**	28.0
Future income taxes	**23.4**	(12.2)	**15.6**	26.4
Other	**0.8**	4.9	**(14.4)**	(23.2)
Cash provided from operations	**82.3**	64.8	**234.6**	191.1
Provided from (used for) working capital	**9.6**	(5.9)	**2.1**	34.0
Rationalization costs	**(3.9)**	(10.0)	**(12.2)**	(39.2)
Cash provided from operating activities	**88.0**	48.9	**224.5**	185.9
Investing activities				
Business acquisitions (i)	**–**	(357.6)	**–**	(357.6)
Additions to property, plant and equipment (net)	**(10.9)**	(7.4)	**(15.2)**	(21.8)
Additions to investments and other assets	**–**	–	**(3.0)**	(5.2)
Additions to intangible assets	**–**	–	**(2.0)**	–
Proceeds from disposal of investments and other assets	**35.5**	14.9	**39.7**	35.9
Cash provided from (used for) investing activities	**24.6**	(350.1)	**19.5**	(348.7)
Financing activities				
Increase in long-term debt	**–**	319.0	**–**	319.0
Reduction in long-term debt	**–**	–	**(169.3)**	(74.5)
Securitization of accounts receivable	**(19.0)**	–	**15.0**	–
Cash dividends paid	**(11.9)**	(10.3)	**(33.3)**	(29.9)
Other	**2.8**	5.4	**4.2**	5.4
Cash provided from (used for) financing activities	**(28.1)**	314.1	**(183.4)**	220.0
Increase in net cash from continuing operations	**84.5**	12.9	**60.6**	57.2
Increase (decrease) in net cash from discontinued operations	**(7.6)**	(26.9)	**198.8**	1.1
Increase (decrease) in net cash	**76.9**	(14.0)	**259.4**	58.3
Net cash, beginning of period	**259.4**	97.5	**76.9**	25.2
Net cash, end of period	**$ 336.3**	$ 83.5	**$ 336.3**	$ 83.5
Net cash consists of:				
Cash and cash equivalents	**$ 336.3**	$ 90.2	**$ 336.3**	$ 90.2
Cash and cash equivalents of discontinued operations	**–**	(6.7)	**–**	(6.7)
Net cash, end of period	**$ 336.3**	$ 83.5	**$ 336.3**	$ 83.5
Cash flow per share provided from operations				
Basic	**$ 0.69**	$ 0.54	**$ 1.96**	$ 1.61
Diluted	**$ 0.67**	$ 0.53	**$ 1.92**	$ 1.59

(i) Excluding $97.5 million received from Coors Brewing Company on January 2, 2001 in respect of a sale of a 49.9% interest in Molson USA, LLC.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended March 31, 2001, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 of Molson Inc.'s 2001 Annual Report.

Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to increase earnings by $8.1, or $0.07 per share in the current quarter and to increase earnings by $24.3, or $0.20 per share for the nine-month period.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

Effective April 1, 2001, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of *CICA Handbook*, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Based on prevailing discount rates and other assumptions at the time of implementation, adoption of the accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0. The required implementation of the new accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.

(Dollars in millions, except per share amounts)

Note 2. Provision for Rationalization

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery, which is scheduled to close in March 2002.

Note 3. Earnings per share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

The following is a reconciliation of the basic and diluted earnings per share computations for earnings from continuing operations:

	2001	2000
Earnings from continuing operations	**142.0**	119.6
Weighted average number of common shares outstanding (millions)		
Weighted average number of common shares outstanding – basic	**119.7**	118.9
Effect of dilutive securities	**2.2**	1.3
Weighted average number of common shares outstanding – diluted	**121.9**	120.2

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). All options to purchase common shares were included in the calculation of diluted earnings per share in the current fiscal year as the average market price of the shares for the nine-month period exceeded the exercise prices. During the first nine months of the prior fiscal year, options to purchase 227,000 common shares were not included in the calculation as the exercise prices exceeded the average market price of the shares.

The effect of potential dilutive stock options on cash flow per share from operations and items of a non-recurring nature is calculated on the same basis.

(Dollars in millions, except per share amounts)

Note 4. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil. Since Canada constitutes a significant percentage of the total operations, Brazil and the United States have been combined into one segment entitled International.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which would partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expenses and income tax expense is centralized and, consequently these expenses are not allocated among operating groups.

	Canada	International	Total
Revenues from external customers			
2001	**$2,007.5**	**$204.0**	**$2,211.5**
2000	1,931.1	–	1,931.1
Inter-segment revenues			
2001	**26.3**	**–**	**26.3**
2000	–	–	–
EBITDA before provision for rationalization			
2001	**348.5**	**(3.2)**	**345.3**
2000	283.4	–	283.4
Amortization of capital assets			
2001	**36.9**	**4.5**	**41.4**
2000	68.3	–	68.3
Assets			
2001	**2,928.1**	**213.1**	**3,141.2**
2000	3,062.4	–	3,062.4
Additions to capital assets			
2001	**21.4**	**3.2**	**24.6**
2000	21.9	–	21.9

(Dollars in millions, except per share amounts)

Note 5. Discontinued Operations

	2001	2000
Sales and other revenues [i]	$ 10.7	$ 93.1
Loss before income taxes [i]	–	(6.2)
Income tax recovery	–	2.0
Net loss from operations	–	(4.2)
Net gain on disposal	2.0	–
Earnings (loss) from discontinued operations	$ 2.0	$ (4.2)

[i] *Includes NHL expansion proceeds of $9.0 for the nine months ended December 31, 2000.*

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

The Corporation has given certain undertakings to the lenders of the purchaser such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the Montreal Canadiens at predetermined conditions and subject to regulatory approval.

Cash provided from discontinued operations of $198.8 ($1.1 in fiscal 2001) consisted of $10.2 ($1.1 in fiscal 2001) from operating activities and $188.6 (nil in fiscal 2001) from investing activities.

Note 6. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information about Molson Inc. should contact:

Robert Coallier
Executive Vice President and
Chief Financial Officer
Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5

Si vous désirez recevoir un exemplaire français de ce rapport, veuillez vous adresser au secrétaire,
Molson Inc.
1555, rue Notre-Dame Est
Montréal (Québec) H2L 2R5


www
IAM.CA


MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 521-1786
Fax: (514) 598-6866
www.molson.com

Printed in Canada

Exhibit 17

File no. 82-2954

Prospectus Exemption Notice of Relief/Approval
(French language document)

Brief description in lieu of French language document:

Letter from Québec securities commission (*Commission des valeurs mobilières du Québec*) granting relief from prospectus requirement in connection with issue of Class "A" non-voting shares in Molson's acquisition of Cervejarias Kaiser S.A.

NY2:\1251521\01\QT_H01!.DOC\63938.0001

Exhibit 18

File no. 82-2954

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)

Section 67 of the *Securities Act* (British Columbia)

Section 118 of the *Securities Act* (Alberta)

Section 84 of the *Securities Act, 1988* (Saskatchewan)

Section 73 of the *Securities Act* (Quebec)

Section 81 of the *Securities Act* (Nova Scotia)

Section 76 of the *Securities Act*, 1990 (Newfoundland)

ITEM 1: REPORTING ISSUER

Molson Inc. ("Molson")

The principal office of Molson is located at: 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5

ITEM 2: DATE OF MATERIAL CHANGE

March 19, 2002

ITEM 3: PRESS RELEASE

A press release was issued by Molson on March 18, 2002, in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Molson acquired Brazilian brewer Cervejarias Kaiser Brazil S.A. ("Kaiser Brazil"), in a transaction valued at US $765 Million (CA $1.2 Billion). The seller was Cervejarias Kaiser S.A., itself owned by international brewer Heineken N.V. ("Heineken"), Coca-Cola Inc. and certain Coca-Cola bottlers in Brazil. As part of the transaction, the sellers acquired a share interest in Molson. Subsequently Heineken agreed to take a minority position in the new Brazilian venture in which Molson had combined its existing Brazilian subsidiary, Bavaria S.A. ("Bavaria"), with the newly acquired Kaiser Brazil. Molson, with an approximate 18% market share, is now the second largest brewer in Brazil and the thirteenth largest in the world. The transaction was financed by a combination of cash, debt and debt assumption, and through the issuance of US $150 million of Molson shares.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

1. On March 19, 2002, Molson executed a Partnership and Investment Agreement with Cervejarias Kaiser S.A., a Brazilian corporation, MSX S.A. ("MSX"), a newly-formed Brazilian subsidiary of Molson and Kaiser Brazil, pursuant to which Molson acquired from Cervejarias Kaiser S.A., a corporation in turn owned by (a) the Brazilian subsidiary of Coca-Cola; (b) certain franchised Brazilian bottlers of Coca-Cola; and (c) Heineken, one hundred percent (100%) of the issued and outstanding shares of Kaiser Brazil, an operating brewery.

The Partnership and Investment Agreement provides that Molson will combine in MSX the newly acquired shares in Kaiser Brazil as well as the shares of Bavaria, another brewing concern which Molson acquired in December, 2000.

The purchase price for the Kaiser Brazil shares was US $765 million for which the sellers received US $615 million in cash and debt assumption and US $150 million in the form of 7,785,878 Class A non-voting shares of Molson.

2. On March 19, 2002, Molson and Cervejarias Kaiser S.A. executed a Subscription Agreement relating to the sale by Molson to the sellers of 7,785,878 Class A non-voting shares of Molson, which agreement contains the usual representations and warranties.

3. The sellers have agreed not to dispose of their Molson shares prior to March 19, 2004.

4. Subsequently, Heineken agreed with Molson to subscribe for twenty percent (20%) of the capital of MSX, the company which holds Molson's Brazilian operations, for a consideration of approximately US $220 million. In addition, Heineken has agreed to extend an existing distribution agreement due to expire in December 2002 under which Molson distributes Heineken products in Canada, for a period of ten (10) years. Heineken at the same time extended its existing licensing agreement with Kaiser Brazil for a further term of five (5) years.

5. The definitive financing by Molson of the cash portion of the acquisition price consists of Cdn $302 million in available cash and debt of approximately Cdn $607 million. The proceeds of the Heineken investment in MSX will be used to reduce this debt.

6. Concurrently with the acquisition, Molson entered into a Financing Agreement with a banking syndicate led by the Bank of Montreal which comprises two unsecured credit facilities totalling CA $1,125 billion to be used both to fund the acquisition and for general corporate purposes.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF *THE ONTARIO SECURITIES ACT* OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information, please contact Robert Coallier, Executive Vice-President and Chief Financial Officer or Marie Giguère, Senior Vice-President, Chief Legal Officer and Secretary at (514) 597-1786.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED this 4th day of April, 2002.

(signed) Marie Giguère
Marie Giguère,
Senior Vice-President, Chief Legal Officer and Secretary

PRESS RELEASE

MOLSON ACQUIRES KAISER, THE SECOND LARGEST BRAZILIAN BREWER, AND ENTERS INTO A PARTNERSHIP WITH HEINEKEN

Delivering on the commitment for long term profitable growth

MONTREAL and SAO PAULO, March 18 /CNW/ - Molson Inc. today announced the acquisition of Kaiser, the second largest brewer in Brazil, with net sales revenue of CAN$515 million. The transaction, valued at US$765 million, or approximately 12 times EV/EBITDA, will increase Molson's market share in Brazil from 3.1% to 17.8%, making it the second largest brewer in Brazil and the 13th largest in the world.

As part of this transaction, Molson will combine Bavaria, its existing operations in Brazil, with Kaiser. Heineken will acquire 20% of the new combined entity for a consideration of approximately US$220 million. In addition, this partnership agreement with Heineken includes the extension of the Canadian distribution agreement for a period of 10 years and the extension of the licensing agreement for the Heineken brand in Brazil.

"This transaction strengthens Molson's continuous commitment to delivering long term shareholder value," said Dan O'Neill, President and CEO of Molson Inc. "The EV/EBITDA multiple is very attractive, especially considering the growth potential of the Brazilian market and the potential synergies. This transaction should be accretive to earnings in year one and EVA positive in year two. We feel the opportunity is immense, as Kaiser offers many of the same efficiency opportunities that Molson had in Canada three years ago. In addition, the partnership with Heineken opens up new opportunities for value creation."

Brazil is the world's fourth largest beer market, four times the size of the Canadian market and forecasted to surpass third-place Germany by 2007. Molson first entered the market on December 21, 2000 with the acquisition of Bavaria and believes more than ever in the growth potential of the Brazilian beer market, which has an eight-year average growth rate of 6.9% and a three-year average growth rate of 2.9%.

The Kaiser Pilsen brand represents 89% of Kaiser's total sales, making it the 13th largest brand in the world. Kaiser's total share is 14.7% of the Brazilian beer market. First established in 1982, Kaiser was primarily owned by Coca-Cola (10.3%), Heineken (14.2%) and the Coca-Cola Bottlers of Brazil (75.5%).

The acquisition will be financed with US$190 million in cash, US$150 million in class A common shares of Molson Inc. at a share price of CAN$30.59, debt of approximately US$205 million and the proceeds of Heineken's 20% investment. The acquisition will result in Molson issuing approximately 7.85 million class A common shares, representing 6.1% of outstanding shares after the transaction.

The use of Molson stock in the structure of the transaction will ensure that the interests of Molson, Kaiser, Coca-Cola and its distributors are strongly aligned. The sellers have committed to hold Molson stock for a minimum of two years and have been invited to have a representative on the Board of Directors of Molson Inc. This transaction is one of a very few in Brazil to involve an exchange of shares.

"By closing the market share gap with AmBev, the transaction makes Molson a stronger competitor and creates a more competitive beer market in Brazil, which will clearly benefit the Brazilian consumer," added Mr. O'Neill. "We believe that Kaiser's management team and the bottlers will provide considerable expertise in support of this transaction and contribute to the continued success of Molson's operations in Brazil."

Exhibit 19

File no. 82-2954

Notice of 2002 Annual Meeting and
Management Proxy Circular


MOLSON
M
1786


M

Delivering on Commitments

Notice of Annual Meeting of Shareholders

Any shareholder who will not be attending the meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to the Corporation in the enclosed stamped envelope.

The 2002 Annual Meeting of Shareholders of Molson Inc. will commence at 11:00 a.m. (eastern daylight time) on Wednesday, June 19, 2002 in the John Molson Room located at 1670 Notre-Dame Street East, Montréal, Québec for the following purposes:

1. Receiving the financial statements and the Auditors' report for the year ended March 31, 2002;
2. Electing the Directors;
3. Appointing Auditors and authorizing the Directors to fix their remuneration;
4. Approving the amendments to By-Law No. 1 as described in the attached Management Proxy Circular;
5. Transacting any other business properly brought before the meeting.

BY ORDER of the Board of Directors,



Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

May 2, 2002

Management Proxy Circular

(Information as of May 2, 2002 unless otherwise indicated)

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Molson Inc. (the "Corporation") for use at the annual meeting of shareholders or any adjournment of the meeting. The meeting will be held at 11:00 a.m. (eastern daylight time) on Wednesday, June 19, 2002 for the purposes set out in the attached Notice of Annual Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

Appointment of Proxy

The persons named in the enclosed proxy form as your potential proxyholders are Directors of the Corporation. **You may appoint a person other than the Corporation's directors designated in the enclosed proxy form to attend and act for you at the meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. The Corporation must receive proxies at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 not later than 5:00 p.m. on the last business day before the day of the meeting or any adjournment thereof.**

Revocation of Proxy

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at the registered office of the Corporation at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 at any time up to and including the last business day before the day of the meeting or any adjournment, or with the Chairman of the meeting on the day of the meeting or any adjournment.

Confidential Voting

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the Board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

Voting Shares

As at May 2, 2002 there were 104,749,734 Class "A" non-voting shares and 22,999,434 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote to elect three members of the Board of Directors, voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the meeting other than the election of the three Directors to be elected by holders of Class "A" non-voting shares.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on May 14, 2002. Shares acquired after such time carry the right to vote at the meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office given above at least ten days before the meeting.

Principal Shareholders

The only shareholders who, as of May 7, 2002, owned beneficially, or exercised control or direction over more than 10% of either the total outstanding Class "A" non-voting shares of the Corporation or the total outstanding Class "B" common shares of the Corporation, are E.H. Molson*, Chairman of the Board, and a Director of the Corporation, who controls 8,000,000 Class "B" common shares or 34.78 % of the total outstanding Class "B" common shares of the Corporation, R. Ian Molson, Deputy Chairman of the Board, who beneficially owes 2,300,000 Class "B" common shares or 10 % of the total outstanding Class "B" common shares of the Corporation, and the Estate of the late T.H.P. Molson, a family estate trust of which E. H. Molson and S.T. Molson are trustees, who holds 2,407,200 Class "B" common shares or 10.46 % of the total outstanding Class "B" common shares of the Corporation.

The Corporation has been advised that certain companies controlled by members of the Molson family or by estates or trusts, the beneficiaries of which are members of the Molson family, and which control, directly or indirectly, more than 50% of the Class "B" common shares, are parties to an agreement which provides that such shareholders will not transfer their Class "B" common shares nor convert them into Class "A" non-voting shares. They have also agreed not to tender their Class "B" common shares to a takeover bid and have authorized certain family representatives to deliver notices and to take other actions necessary in connection with the agreement not to tender such shares to a takeover bid.

How Your Proxies Will Be Used

Shares represented by a proxy in favour of management will be voted or withheld from voting on votes that take place at the annual meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted: (a) for the election of the three individuals listed under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 6, and (b) at the proxyholder's discretion in respect of amendments to the foregoing matter or any other business that may properly be brought before the meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted: (a) for the election of the eleven Directors listed under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 7; (b) for the appointment of the auditors PricewaterhouseCoopers LLP; (c) for the amendments of By-Law No. 1; and (d) at the proxyholder's discretion in respect of amendments to any of the foregoing matters or on any other business that may properly be brought before the meeting.

* *Of the 8,000,000 Class "B" common shares controlled by E. H. Molson, he beneficially owns 4,800,000 of such Class "B" common shares through his associate Lincolnshire Holdings Ltd. and controls 3,200,000 of such Class "B" common shares through Pentland Securities (1981) Inc. which is an associate of both E. H. Molson and S. T. Molson. S. T. Molson beneficially owns 2,000,000 Class "B" common shares through his associate, Nooya Investments Limited. R. I. Molson beneficially owns 2,300,000 Class "B" common shares through The Swiftsure Settlement.*

Election of Directors

Fourteen Directors are to be elected to serve until the close of business of the 2003 Annual Meeting or until they cease to hold office as such. Holders of Class "A" non-voting shares will elect three Directors and holders of Class "B" common shares will elect eleven Directors.

Class "A" Non-voting Shares

The proxy form for holders of Class "A" non-voting shares provides for instructions from the holder to withhold from voting for any or all of the three nominees for election as Directors. **Unless a proxy specifies that the Class "A" non-voting shares it represents should be withheld from voting in the election of the three Director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the three Director nominees under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 6.**

Class "B" Common Shares

The proxy form for holders of Class "B" common shares provides for instructions from the holder to withhold from voting for any or all of the eleven nominees for election as Directors. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the election of the eleven Director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the eleven Director nominees under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 7.**

The majority of nominees are now Directors and have been since the dates indicated below but this year, the shareholders will be asked to elect three new nominees to become Directors. The Directors expect that each of the nominees will be able to serve as a Director. However, if any nominee became unable to serve as a Director for any reason prior to the meeting, the proxyholders reserve the right to vote the shares represented by proxy for another nominee at their discretion, unless the proxy specifies that the shares are to be withheld from voting for all of the Director nominees.

Director Profiles

The profiles below provide information on the nominees for election as Directors.

Nominees for Election by Class "A" Shareholders (Non-Voting Shares)



Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.
Director since June 22, 1978 – Age: 70, Regina Beach, Saskatchewan

Lloyd I. Barber is President Emeritus of the University of Regina, having had a distinguished academic career. He serves and has served as a director of many prominent Canadian companies including the Scotiabank, CanWest Global Communications and Cominco, and on the boards of numerous community and other organizations including the Canadian Museum of Nature, the Institute for Saskatchewan Enterprise, the Working Venture Canadian Fund Inc. and the Canadian Polar Commission. Dr. Barber holds a M.B.A. from the University of California at Berkeley and a Ph.D. from the University of Washington.

Dr. Barber chairs the Audit and Finance Committee and the Pension Fund Committee. He also serves as a member of the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	13,144	Deferred Share Units:	3,850
	Class "B":	none		



Matthew W. Barrett, O.C.
Director since October 14, 1992 – Age: 57, London, England

Matthew W. Barrett is Group Chief Executive of Barclays in London. He served as Chairman and Chief Executive Officer of the Bank of Montreal from 1989 to 1999. He is a graduate of the Advanced Management Program at Harvard Business School.

Mr. Barrett chairs the Human Resources and Corporate Governance Committee and serves as a member of the Executive Committee and the Audit and Finance Committee.

Shareholdings:	Class "A":	4,488	Deferred Share Units:	18,961
	Class "B":	none		



Daniel W. Colson
Director since May 8, 1997 – Age: 55, London, England

Daniel W. Colson is Vice Chairman of Hollinger International Inc., a global newspaper and magazine publisher. He is also Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England. Vice Chairman of Hollinger Inc., Hollinger Canadian Newspapers G.P. Inc., Hollinger Digital Inc. and Chairman of Hollinger Telegraph New Media Ltd. Other directorships include Argus Corporation Ltd., The Ravelston Corporation Ltd., West Ferry Printers Ltd. and The Spectator (1828) Limited. He holds a B.A. from Loyola College and an LL.L. degree from Laval University and is a member of the Canadian Bar Association.

Mr. Colson serves as a member of the Audit and Finance Committee and Human Resources and Corporate Governance Committee.

Shareholdings:	Class "A":	836	Deferred Share Units:	19,838
	Class "B":	none		

Nominees for Election by Class "B" Shareholders (Common Shares)



Luc Beauregard, C.M.
Director since May 8, 1997 – Age: 60, Montréal, Québec

Luc Beauregard is founding Chairman and Chief Executive Officer of NATIONAL Public Relations, Canada's largest public relations firm with offices across the country. He is a Director of the St. Hubert Group and of 3-Soft. A member of the Order of Canada, he is chairman of the College of Fellows and former President of the Canadian Public Relations Society. He is a governor of the Conseil du patronat du Québec and of the Conseil patronal de l'environnement du Québec, a director of the Canadian Chamber of Commerce and a member of the Advisory Board of the Montreal Neurological Institute.

Mr. Beauregard chairs the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	760	Deferred Share Units:	13,975
	Class "B":	none		



Dr. Francesco Bellini, O.C.
Director since May 8, 1997 – Age: 54, Montréal, Québec

Francesco Bellini is Chairman of Picchio International Inc. Having graduated with a doctorate from the University of New Brunswick, Dr. Bellini has authored or co-authored over twenty patents and published numerous articles based on his research. A pioneer in the Canadian biopharmaceutical industry, he was Chairman and Chief Executive Officer as well as co-founder of BioChem Pharma Inc. (now Shire-BioChem), a renowned biopharmaceutical company. He was appointed Officer of the Order of Canada, he was also honoured with the National Merit Award from the Ottawa Life Sciences Council, an Honorary Degree – Doctor of University (University of Ottawa) and an Honorary Degree – Doctor of Sciences (University of New Brunswick). He is a Director of several companies including Shire Pharmaceuticals Group plc and Industrial-Alliance Life Insurance Company.

Dr. Bellini serves as a member of the Audit and Finance Committee.

Shareholdings:	Class "A":	16,068	Deferred Share Units:	12,134
	Class "B":	none		



Donald G. Drapkin
Director since June 30, 1998 – Age: 54, Alpine, New Jersey

Donald G. Drapkin has been Vice Chairman and Director of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom. Mr. Drapkin is Chairman of SIGA Technologies, Inc., WeddingChannel.com and a Director of American Lawyer Media, Anthracite Capital, Inc., BlackRock Asset Investors, Panavision, Inc., Playboy Enterprises, Inc., Revlon Consumer Products Corporation, Revlon, Inc. and The Warnaco Group, Inc. He is a member of the Boards of numerous community organisations including Special Olympics International and Lincoln Center Theater. Mr. Drapkin holds a B.A. from Brandeis University and a LL.B from Columbia University School of Law.

Mr. Drapkin serves as a member of the Human Resources and Corporate Governance Committee.

Shareholdings:	Class "A":	none	Deferred Share Units:	11,132
	Class "B":	none		

Nominees for Election by Class "B" Shareholders (Common Shares) (cont'd)



Luiz Otávio P. Gonçalves

New Nominee – Age: 61, Belo Horizonte, Brazil

Luiz Otávio P. Gonçalves is the founder of Cervejarias Kaiser S.A. and has been its Chief Executive Officer since 1982 and, since 2000, has been Chief Executive Officer of Empresas Regon. He has been Chief Executive Officer of Comercial Irgon Ltda. since 1967, Chief Executive Officer of Comercial Regon Ltda since 1982, Chief Executive Officer of Amacoco – Agua de Coco da Amazônia Ltda. since 1994 and Chief Executive Officer of Amacoco – Agua de Coco e Fibras do Nordeste since 2001. Mr. Gonçalves is a Director of Lider Taxi Aéreo, Santa Casa de Belo Horizonte (a hospital), the Securities Exchanges of the state of Minas Gerais, of the state of Espirito Santo and of the Federal District of Brasilia. He is President of the Economic Policy Committee of the Industrial Federation of the State of Minas Gerais.



Robert A. Ingram

New nominee – Age: 60, Durham, North Carolina

Robert A. Ingram has been, since January 2001, Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc, a corporation involved in the research, development, manufacture and sale of pharmaceuticals. From January 1999 to December 2000, he was Chairman of Glaxo Wellcome Inc., a Glaxo Wellcome plc United States subsidiary, and from October 1997 to December 2000, Mr. Ingram was Chief Executive of Glaxo Wellcome plc. From October 1997 to January 1999, he was Chairman, President and Chief Executive Officer of Glaxo Wellcome plc and, prior to that, he had been President and Chief Executive Officer. Mr. Ingram is a director of GlaxoSmithKline plc, Wachonia Corporation, Nortel Networks Corporation, Lowe's Companies Inc. and Mysis plc. In addition, he is a member of numerous civic and professional organizations. Mr. Ingram graduated from the Eastern Illinois University with a bachelor of science degree in Business Administration.



Eric H. Molson

Director since June 27, 1974 – Age: 64, Montréal, Québec

Eric H. Molson has served as Chairman of the Board of the Corporation since 1988. He is also Chancellor of Concordia University and a Director to the Montreal General Hospital Foundation and Research Institute, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (A.B.) with Honours in Chemistry from Princeton University. He earned a Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at McGill Graduate School.

Mr. Molson also serves as a member of the Executive Committee, the Human Resources and Corporate Governance Committee, the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	224,540	Deferred Share Units:	19,276
	Class "B":	8,000,000		

Nominees for Election by Class "B" Shareholders (Common Shares) (cont'd)



R. Ian Molson
Director since June 25, 1996 – Age: 47, London, England

R. Ian Molson has served as Deputy Chairman of the Board of the Corporation since June 1999. Between 1977 and December 1997, he was employed by Credit Suisse First Boston, one of the leading investment banking and securities firms in the world in various capacities including Managing Director. From 1993 to 1997, he served as Head of the Investment Banking Department in Europe, a position which encompassed all corporate finance, corporate advisory, mergers and acquisitions businesses in Europe, Russia, Africa and the Middle East. He graduated from Harvard University (A.B. Honours) in 1977.

Mr. Molson chairs the Executive Committee and serves as a member of the Audit and Finance Committee and the Human Resources and Corporate Governance Committee.

Shareholdings*:	Class "A":	none	Deferred Share Units:	13,536
	Class "B":	2,300,000		



Stephen T. Molson
Director since June 29, 1988 – Age: 62, Montréal, Québec

Stephen T. Molson is President and a member of the Board of The Molson Foundation, a charitable foundation. He is also a Director of the Atlantic Salmon Federation, the Butters Foundation, the Fondation Hospitalière Maisonneuve-Rosemont, The Martlet Foundation and the Quebec-Labrador Foundation Inc. He received a B.A. degree from McGill University in 1963.

Mr. Molson serves as a member of the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	3,600	Deferred Share Units:	3,850
	Class "B":	2,000,000		



David P. O'Brien, B.A., B.C.L.
New nominee – Age: 61, Calgary, Alberta

David P. O'Brien is Chairman of EnCana Corporation, an oil and gas company, since April 2002. From October 2001 to April 2002, he was Chairman and Chief Executive Officer, PanCanadian Energy Corporation and prior thereto he had been Chairman of Pan Canadian since 1991. From May 1996 to October 2001, Mr. O'Brien was Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, transportation). He is also a Director of Royal Bank of Canada, Inco Limited, Air Canada, Fairmont Hotels & Resorts and Transcanada Pipelines Limited. In the not-for-profit sector, he is a Director of the C.D. Howe Institute and a member of the Board of Governors of the University of Calgary and Honorary Chairman of the Canadian Council of Chief Executives.

As at May 7, 2002.

Nominees for Election by Class "B" Shareholders (Common Shares) (cont'd)



Daniel J. O'Neill

Director since June 29, 1999 – Age: 50, Montréal, Québec

Daniel J. O'Neill has been President and Chief Executive Officer of the Corporation since June, 2000. Mr. O'Neill joined the organization as Executive Vice President and Chief Operating Officer, North American Brewing on March 22, 1999. From January 1998 to March 1999, he was Executive Vice President at H.J. Heinz Company of Pittsburgh, a manufacturer and marketer of consumer food products. While at Heinz, he served as President and Chief Executive Officer of Star-Kist Foods and was a member of the Board of Directors of H.J. Heinz Company. From March 1994 to December 1997, he was President of Campbell Soup Company and a Director of the Campbell Soup Company. He joined Campbell's after an international career spanning five countries and three continents working with S.C. Johnson. He received an M.B.A. degree from Queen's University in 1976.

Shareholdings:	Class "A":	103,050
	Class "B":	none



H. Sanford Riley

Director since June 29, 1999 – Age: 51, Winnipeg, Manitoba

H. Sanford Riley recently retired as Chairman of Investors Group Inc. Between 1992 and 2001, he served as President and Chief Executive Officer of this company. Investors Group is one of Canada's leading personal financial services organizations and the largest distributor of mutual funds in Canada. In addition to Investors Group Inc., he also serves as a director of Great-West Life Assurance Company, London Life Insurance Company and James Richardson and Sons Limited. His community affiliations include serving as Chairman of the Manitoba Business Council, and Chancellor of the University of Winnipeg. He obtained a B.A. from Queen's University and a LL.B. from Osgoode Hall Law School.

Mr. Riley serves as a member of the Pension Fund Committee.

Shareholdings:	Class "A":	2,000	Deferred Share Units:	9,368
	Class "B":	none		

Appointment of Auditors

At the meeting, the shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the next year and to authorize the Directors to fix their remuneration. Only holders of Class "B" common shares are entitled to vote on this resolution. A majority of the votes cast must be in favour of this resolution in order for it to be approved. Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting on the appointment of the auditors, the proxyholders named in the accompanying proxy intend to use it to vote for the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next annual meeting.

In the fiscal year ended March 31, 2002, fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation's consolidated financial statements were $786,000. Fees for audit-related services paid in fiscal 2002 which include tax compliance and advisory advice, as well as advice on accounting standards were $1,646,000. Fees paid for other services, including financial systems implementation and design, were $2,733,000. Financial systems implementation and design work was awarded on the basis of open tenders.

Approval Of Amendments To By-Law No. 1

At the meeting, the shareholders will be asked to adopt a resolution, as set out in Schedule "A" hereto, confirming the amendments brought by the Board of Directors to By-Law No. 1 which generally regulates the business and affairs of the Corporation. On May 2, 2002, the Board amended Sections 1.01 (iv), 2.03, 2.04, 2.06, 3.01, 3.04, 3.05 and 5.01 of By-Law No. 1 to reflect the recent amendments to the *Canada Business Corporations Act* to allow for the use of electronic or other technologically enhanced means for providing notice and for participating and voting in meetings of Shareholders and Directors. Shareholders will not be required to participate or vote electronically as a result of these changes.

Corporate Governance

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices in this regard. The guidelines address questions such as the composition and independence of a company's Board of Directors, its role, its committees and the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. A brief description of Molson's corporate governance practices is set out, in tabular form, in Schedule "B" to this Circular.

The Board of Directors

Board and Management Roles

Board and management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of Board governance.

Regular meetings are held between certain senior officers of the Corporation on one hand, and the Chairman and the Deputy Chairman of the Board on the other hand. These meetings facilitate comprehensive discussions on the Corporation's strategic direction and its implementation.

Strategic Planning

The Board approves the Corporation's strategic plan and receives regular updates on progress in the execution of the plan. During the 2002 fiscal year, the Board was involved in the review of the domestic and U.S. brewing markets as well as the Corporation's international strategy, which led to the acquisition of Cervejarias Kaiser Brazil S.A.

Risk Management

The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process. The Audit and Finance Committee and the Environment, Health and Safety Committee specifically address other areas of risk management.

Management Development, Assessment and Succession Planning

In fiscal 2002, the senior management team continued to be strengthened. Gregory L. Wade was appointed Senior Vice President, Quality Brewing, Michael S. Downey was given the position of President, Ontario/West Region while David Perkins was appointed President, Molson USA, and Bernard Cormier was appointed Senior Vice President, Human Resources.

A key element of strategy of competitive advantage through people is ensuring a strong succession planning and talent assessment process. A new company-wide Molson Performance Management ("MPM") program has been launched together with an enhanced succession planning and talent development process. These initiatives will enable stronger people assessment and development relative to achieving personal objectives, competencies and potential as well as succession plans for critical roles.

A performance assessment of the Chief Executive Officer is conducted annually. Key objectives for the Chief Executive Officer are set at the start of each fiscal year and approved by the Board. At the end of the fiscal year, the performance of the Chief Executive Officer is assessed relative to these objectives by the Human Resources and Corporate Governance Committee (the "HRCGC") and approved by the Board. The Chairman of the HRCGC meets with the Chief Executive Officer to review the evaluation with him.

Shareholder Communication

The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly financial reports. The Chief Executive Officer and other representatives of the Corporation hold quarterly conference calls, conferences and meetings with industry analysts and shareholders.

Composition of the Board

At the end of fiscal 2002, the Board of Directors was composed of twelve Directors. Eleven of them were considered to be "unrelated" Directors. One Director was considered "related": D. J. O'Neill, the President and Chief Executive Officer, because he was member of management. The three Directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interests of the Corporation. As such, they are considered to be "unrelated" Directors, within the meaning of the Toronto Stock Exchange guidelines.

Independence of the Board

The roles of Chairman of the Board and Chief Executive Officer are separate. The Chairman of the Board, E. H. Molson, is the Corporation's largest individual shareholder.

The Board also preserves its independence by ensuring that members of management do not sit on any Board committees other than the Executive Committee, which has no scheduled meetings but rather meets when the need arises. All Board committees are comprised of a majority of "unrelated" Directors.

Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets annually with the Corporation's external auditors at a session where only outside Directors are present.

Nomination of Directors

The HRCGC is responsible for seeking out qualified candidates to be proposed to shareholders as Board members.

Board Committees

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of non-employee Directors, except for the Executive Committee, and all have a majority of "unrelated" Directors. Committee members for the 2002 fiscal year are shown below, together with a description of each Committee's area of responsibility.

Audit and Finance Committee

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are submitted to the Board. It works jointly with management to develop the annual audit plan and reviews the auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

Chairman: Dr. L. I. Barber
Members: M. W. Barrett, Dr. F. Bellini, D. W. Colson, R. I. Molson

Environment, Health and Safety Committee

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents

Chairman: L. Beauregard
Members: Dr. L. I. Barber, J. Béliveau *, E. H. Molson, S. T. Molson

Executive Committee

The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session.

Chairman: R. I. Molson
Members: D. J. O'Neill, M. W. Barrett, E. H. Molson

Human Resources and Corporate Governance Committee

The HRCGC is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable Director candidates; setting Directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation.

In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

Chairman: M. W. Barrett
Members: D. W. Colson, D. G. Drapkin, E. H. Molson, R. I. Molson

Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

Chairman: Dr. L. I. Barber
Members: J. Béliveau, E. H. Molson, S. T. Molson, H. S. Riley

** Mr. Béliveau retires from the Board of Directors on June 19, 2002.*

Directors' Compensation

The Directors' compensation remained unchanged in 2002 following a benchmark analysis and review completed in the previous year:

Annual Board Retainer :	$25,000 at least 50% of which is paid in Deferred Share Units
Board Meeting Fee:	$1,200 per meeting
Committee Meeting Fee:	$1,200 per meeting
Travel Fee:	$1,000 per meeting
Committee Chair Retainer:	$3,000
Committee Member Retainer:	$3,000 – Related expenses are also covered.

The Chairman of the Board and the Deputy Chairman receive an annual fee of $300,000 and $150,000 respectively in lieu of other compensation paid to the Directors. They also receive an annual grant under the Deferred Share Unit Plan equivalent to $100,000 and $50,000 respectively. In addition, the Chairman receives a pension from the Corporation and retiree benefits similar to those accorded to other senior executives on retirement. The Deputy Chairman also received a fee of $100,000 for special consulting services in fiscal 2002.

To ensure that directors' compensation is aligned with shareholders' equity:

- At least 50% of each Director's Annual Board Retainer is paid in Deferred Share Units ("DSUs").
- Directors have the option to receive up to 100% of their directors' compensation in the form of DSUs.

A DSU is a unit equivalent in value to one Molson Class "A" non-voting share but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the Director's period of Board service.

Notional dividends are paid on the accumulated DSUs in the form of additional DSUs.

Share ownership guidelines for Directors recommend that they own five times their annual retainer in shares or the equivalent, such as DSUs.

Directors' Stock Option Plan

Non-employee Directors are granted options on Molson Class "A" non-voting share as follows:

- 5,000 options in each of their first two years of Board service; and
- 1,500 options annually thereafter.

The options are granted at market value and fully vest after five years.

Executive Compensation

Report on Executive Compensation

The HRCGC sets the compensation of senior executives of the Corporation, other than the President and Chief Executive Officer whose compensation, upon the recommendation of the HRCGC, is set by the Board of Directors. There are currently ten senior executives of the Corporation who are Senior Vice Presidents, and above.

As was the case in the previous fiscal year, the focus in fiscal 2002 was to continue to manage the total remuneration strategy for Molson, which is that actual base salaries for senior executives are positioned at the median percentile of the pay practices of the companies in the comparator group while total direct cash is targeted at the third quartile of the comparator group.

The incentive plan design has two separate components to reward employees for overall business results and individual contributions, as measured against key performance objectives and improvement of Economic Value Added (EVA®). Short term incentive target bonuses are based on a percentage of base salary with the percentage increasing with increasing levels of responsibility. A bonus is declared based on the improvements in EVA® and key performance rating. A bonus payment is made equal to the target bonus plus one-third of the excess declared bonus above target bonus. The remaining two thirds of such amount is banked and is subject to adjustment for future business results. There is neither a minimum nor a maximum bonus declaration. In fact, a negative bonus can be applied against the banked amount.

The number of stock options granted to senior executives annually is targeted to reflect their individual performance and designed to deliver a long term incentive plan that is competitive with plans of companies in the comparator group at various levels of responsibility.

Compensation of the Chief Executive Officer

The President and Chief Executive Officer's base salary was increased in June 2002 to $900,000. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies and a selected group of U.S. consumer products companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to the Corporation's revenue size).

The President and Chief Executive Officer was eligible in fiscal 2002 to receive a target bonus equal to 100% of his salary. On the recommendation of the HRCGC, the Board of Directors approved a bonus for the President and Chief Executive Officer of $2,361,250. The amount of the bonus was based upon EVA® improvement as well as exceeding the annual business financial targets and individual objectives set in conjunction with the HRCGC and endorsed by the Board of Directors at the start of the fiscal year.

Presented by the Human Resources and Corporate Governance Committee of the Board.

M.W. Barrett, Chairman D.W. Colson D.G. Drapkin E.H. Molson R.I. Molson

Performance Graphs

The following graph compares the annual change over the Corporation's last five fiscal years in the cumulative total return of $100 invested in the Corporation's Class "A" non-voting shares, Class "B" common shares and The Toronto Stock Exchange 300 Composite Index.

Cumulative Return of $100
Invested in Molson Inc. Class "A" and Class "B" shares

	Mar. '97	Mar. '98	Mar. '99	Mar. '00	Mar. '01	Mar. '02	Percentage of change from 1997 to 2002
Molson Class "A"	$100.00	$109.48	$ 98.10	$111.68	$214.34	$343.92	244%
Molson Class "B"	$100.00	$108.04	$ 98.39	$110.15	$209.55	$340.36	240%
TSE 300 Total Return Index	$100.00	$131.31	$116.53	$169.53	$137.98	$144.70	45%

Comparison of Five-Year Cumulative Total Return


$350
300
250
200
150
100
50
Mar. '97
Mar. '98
Mar. '99
Mar. '00
Mar. '01
Mar. '02

TSE 300 Total Return Index
Molson Class "A"
Molson Class "B"

Summary Compensation Table

The following table sets out for the Corporation's last three fiscal years, total compensation of the Chief Executive Officer, and the Corporation's four other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2002 and who were serving as executive officers at the end of the fiscal year (collectively referred to as "Named Executive Officers" ("NEO's").

Summary Compensation Table

		Annual Compensation				Long Term Compensation		All Other Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	($)
Daniel J. O'Neill								
President and	2002	875.000	2.361.250	92.809	400.000	11.667		
Chief Executive Officer,	2001	750.000	1.406.250	85.264		10.000		
Molson Inc.	2000	750.000	1.125.000	62.651		2.500		2.000.000
Robert Coallier								
Executive Vice President and	2002	370.833	502.865	8.902	74.000	4.944		41.854
Chief Financial Officer,	2001	295.705	328.125	5.842	250.000	3.500		818.334
Molson Inc.	2000							
David Perkins	2002	356.550	370.528	9.788	36.000	4.581	158.054	
President,	2001	251.631	164.090	14.598	16.000	3.483	140.836	
Molson USA, LLC	2000	224.167	103.542	9.378	100.000	515	127.268	
Michael S. Downey								
President,	2002	285.833	287.356	14.262	40.000			26.692
Ontario/West Region,	2001	248.333	166.250		71.000			16.760
Molson Canada	2000	51.019	22.000		30.000			52.171
Raynald H. Doin								
President,	2002	275.833	296.292	11.824	50.000	3.677	152.786	26.689
Québec/Atlantic Region,	2001	250.831	175.711	10.959	16.000	1.417	139.507	23.174
Molson Canada	2000	224.647	122.942	9.770	100.000			21.286

(1) Short term incentives earned for a fiscal year are paid in May of the following year. The amounts shown in the table reflect incentive compensation paid. A description of the plan is found in the paragraph entitled "Report on Executive Compensation". A portion of the annual incentive amount accrued is maintained in a "bonus bank" to be used in the calculation of future bonuses. There is no guarantee such amounts will be paid as they are subject to future economic results. The amounts banked for Named Executives Officers are as follows: i) D. J. O'Neill: $2,922,500; (ii) R. Coallier: $630,729; (iii) D. Perkins: $409,473; (iv) M.S. Downey: $342,711; (v) R.H. Doin: $368,523.

(2) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.

(3) Represents the Corporation's payments made to the Molson Employee Share Ownership Plan (MESOP).

(4) This amount includes imputed interest for share purchase loan ($16,674), income tax gross-up on benefits allowance ($21,005), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($23,155) and executive long-term disability premium ($19,940).

(5) This amount includes imputed interest for share purchase loan ($13,826), income tax gross-up on benefits allowance ($15,471), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($29,531) and executive long-term disability premium ($14,205).

(6) This amount includes imputed interest for share purchase loan ($10,744) together with perquisites and other benefits. Of these perquisites and other benefits, the following items represent more than 25% of the total: retirement planning ($14,704), perquisite car ($17,610), and executive long-term disability premium ($14,440).

(7) Hiring incentive pursuant to employment agreement. The after tax value of half of this incentive was invested in the Corporation's Class "A" non-voting shares.

(8) Hired on May 29, 2000, and accordingly represents compensation for the period May 29, 2000 to March 31, 2001.

(9) Represents income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(10) Represents contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(11) Represents hiring incentive pursuant to employment agreement of which the after tax value was invested in the Corporation's Class "A" non-voting shares and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(12) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.57 CDN.

(13) Represents imputed interest on share purchase loan and income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(14) Represents imputed interest on share purchase loan, income tax gross-up on benefits allowance and unused benefit dollars paid out under the Corporation's flexible benefit program. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus

(15) Hired on January 4, 2000, and accordingly represents compensation for the period January 4, 2000 to March 31, 2000

(16) Represents hiring incentive pursuant to employment agreement and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

Stock Options

The Corporation established a stock option plan in 1988 (the "Plan") which provides for the issuance of options to purchase Class "A" non-voting shares of the Corporation which expires December 31, 2004, unless extended or replaced by the Board of Directors. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 11,106,000 shares. As at March 31, 2002, there were 5,586,892 options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2002.

Option Grants during Fiscal 2002 (1)

Name	Securities Under Options Granted (# of Shares)	Percentage of Total Options Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
Daniel J. O'Neill	400,000	24.21	30.66	30.66	March 12, 2012
Robert Coallier	74,000	4.48	22.50	22.50	May 17, 2011
David Perkins	36,000	2.18	22.50	22.50	May 17, 2011
Michael S. Downey	40,000	2.42	22.50	22.50	May 17, 2011
Raynald H. Doin	50,000	3.03	22.50	22.50	May 17, 2011

(1) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options during the fiscal year and the number and value of unexercised options held by each of the Named Executive Officers as at March 31, 2002.

Aggregated Option Exercises during Fiscal 2002 and Option Value as at March 31, 2002

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2002 (#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options ($) Exercisable	Unexercisable
Daniel J. O'Neill	Nil	Nil	500,000	1,900,000	12,162,500	38,191,500
Robert Coallier	Nil	Nil	Nil	324,000	Nil	6,604,080
David Perkins	Nil	Nil	Nil	152,000	Nil	3,145,620
Michael S. Downey	Nil	Nil	Nil	141,000	Nil	2,594,375
Raynald H. Doin	Nil	Nil	Nil	166,000	Nil	3,319,500

(1) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.
(2) Closing Market Price: $34.92 as at March 29, 2002 (last trading day).

Retirement Plans

Defined Benefit or Actuarial Plan Disclosure

Retirement benefits for Named Executive Officers are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement.

Named Executive Officers' retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following tables. These amounts are not integrated with government benefit plans.

Daniel J. O'Neill

Final Average Remuneration ($)	Years of Pensionable Service						
	5	10	15	20	25	30	35
250,000	31,250	62,500	93,750	125,000	137,500	150,000	162,500
500,000	62,500	125,000	187,500	250,000	275,000	300,000	325,000
750,000	93,750	187,500	281,250	375,000	412,500	450,000	487,500
1,000,000	125,000	250,000	375,000	500,000	550,000	600,000	650,000
1,250,000	156,250	312,500	468,750	625,000	687,500	750,000	812,500
1,500,000	187,500	375,000	562,500	750,000	825,000	900,000	975,000
1,750,000	218,750	437,500	656,250	875,000	962,500	1,050,000	1,137,500
2,000,000	250,000	500,000	750,000	1,000,000	1,100,000	1,200,000	1,300,000
2,250,000	281,250	562,500	843,750	1,125,000	1,237,500	1,350,000	1,462,500
2,500,000	312,500	625,000	937,500	1,250,000	1,375,000	1,500,000	1,625,000

Robert Coallier, David Perkins, Michael S. Downey and Raynald H. Doin.

Final Average Remuneration ($)	Years of Pensionable Service*						
	5	10	15	20	25	30	35
200,000	20,000	40,000	60,000	80,000	100,000	110,000	120,000
300,000	30,000	60,000	90,000	120,000	150,000	165,000	180,000
400,000	40,000	80,000	120,000	160,000	200,000	220,000	240,000
500,000	50,000	100,000	150,000	200,000	250,000	275,000	300,000
600,000	60,000	120,000	180,000	240,000	300,000	330,000	360,000
700,000	70,000	140,000	210,000	280,000	350,000	385,000	420,000
800,000	80,000	160,000	240,000	320,000	400,000	440,000	480,000
900,000	90,000	180,000	270,000	360,000	450,000	495,000	540,000
1,000,000	100,000	200,000	300,000	400,000	500,000	550,000	600,000

* *Service since June 1, 1999*

Final Average Remuneration for the Named Executive Officers is the greater of the average of the executive's three consecutive calendar years of highest earnings or the final 36 months of earnings (base salary and bonus). The approximate pensionable years of service to March 31, 2002 under this program are the following: three years for Messrs. O'Neill, Perkins and Doin and two years for Messrs. Coallier and Downey.

For D. J. O'Neill, retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If he has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if the Named Executive Officer has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

For R. Coallier, D. Perkins, M. S. Downey and R. H. Doin, retirement benefits are normally paid for the lifetime of the senior executive for a minimum of fifteen years. If he has a spouse at retirement and he dies before that spouse, 66.7% of his retirement income continues to be paid to the spouse for the remainder of her lifetime.

For service prior to June 1999, R. H. Doin was participating in a defined contribution arrangement and David Perkins was participating in defined benefit arrangement, both provided under a combination of registered pension plan and supplementary retirement income agreement.

Indebtedness of Executive Officers

The required details with regard to Share Purchase Loans given to Executive Officers are shown in the following table. The aggregate indebtedness of all Executive Officers and employees of Molson Inc. and its Subsidiaries (including the Named Executive Officers) to Molson Inc. in respect of Share Purchase Loans at March 31, 2002, was $3,654,926.

The Board of Directors has approved a policy whereby the President of the Corporation is required within four years of joining the Corporation to own shares with a value equal to at least three times his salary, while the Executive Vice President and the Senior Vice Presidents are required to own shares with a value equal to twice their salary. Current information concerning share ownership by these individuals is also shown on the table below.

Table of Indebtedness of Executive Officers

Name and Position	Involvement of Molson	Amount Outstanding as at March 31, 2002 ($)	Financially Assisted Share Purchase During 2002 (#)	Security for Indebtedness	Number of Shares Owned
Daniel J. O'Neill President and Chief Executive Officer	Lender	753,902	10,000	(4)	103,050
Robert Coallier Executive Vice President and Chief Financial Officer	Nil	Nil	Nil	Nil	29,772
Raynald H. Doin President, Québec/Atlantic Region, Molson Canada	Lender	212,400	Nil	(4)	24,279
Michael S. Downey President, Ontario/West Region, Molson Canada	Lender	554,580	21,600	(4)	21,600
Ricardo de A. Mayer President, Bavaria S.A.	Lender	706,769	24,474	(4)	27,474
David Perkins President, Molson USA, LLC	Lender	359,930	6,600	(4)	24,227
Marie Giguère Senior Vice President, Chief Legal Officer and Secretary	Lender	199,899	7,980	(4)	15,965
Patrick L. Kelley Senior Vice President, International Brewing Strategy	Lender	598,155	23,600	(4)	23,600
Gregory L. Wade Senior Vice President, Quality Brewing	Lender	269,290	11,240	(4)	11,683

(1) The loans are made for ten years. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal instalments. If the officer leaves the Corporation, the loan must be repaid in full no later than 60 days following termination of the employment.

(2) In respect of Class "A" non-voting shares. This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.

(3) The loans were made in 2000 and in 2002.

(4) Security for the indebtedness is provided for by the deposit of the certificates representing the relevant shares with CIBC Mellon Trust Company as a trustee.

(5) Includes Class "A" non-voting shares acquired through MESOP as at March 31, 2002.

(6) The loan was made in 2000 for the purchase of 16,000 Class "A" non-voting shares.

Termination of Employment and Employment Contracts

In the event of involuntary termination by the Corporation of the employment of Daniel J. O'Neill, other than for just cause, the Corporation is obligated to pay him 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the notice period, re-employment or self-employment. In the event of involuntary termination within 24 months of a change of control, the notice period will be extended by 12 months.

In the event of involuntary termination by the Corporation of the employment of Robert Coallier, other than for just cause, disability or voluntary retirement, including in the event of involuntary termination as a result of change in control of the company, the Corporation is obligated to pay him 18 months of salary, annual bonus, benefits and pension accrual. Insured benefits, pension and perquisites will continue for the lesser of the severance period and the period until re-employment. With respect to the 125,000 options granted on hire, in the event of involuntary termination between the second and third anniversaries of the grant date, one-third of the options would be vested, between the third and fourth anniversaries, two thirds of the options would be vested and between the fourth and fifth anniversaries, the options would be fully vested.

In the event of involuntary termination by the Corporation of the employment of David Perkins, other than for just cause, the Corporation is obliged to pay him 24 months of salary.

An employment agreement for Raynald H. Doin provides that in the event of termination of his employment for any reason other than cause, voluntary early retirement, normal retirement or death, he will receive a minimum of 18 months' notice or pay in lieu of notice.

In the event of involuntary termination by the Corporation of the employment of Michael S. Downey, other than for cause, the Corporation is obligated to pay him the greater of either 12 months' salary or the Corporation's normal severance calculation.

Directors' and Officers' Liability Insurance

The Corporation maintains a combined Directors' and Officers' Liability and Corporation Reimbursement Insurance Policy with a limit of liability of $115,000,000 (Canadian) per policy year to cover the Directors and Officers individually and collectively as a group, and to cover the Corporation for its liability to indemnify the Directors and Officers pursuant to the Corporation's by-laws. The entire premium cost in the aggregate amount of $172,000 (Canadian) for the 2002 fiscal year was borne by the Corporation. The premium for this policy was not allocated between Directors and Officers as separate groups. In respect of the Corporation reimbursement coverage, the Corporation bears the first $750,000 (Canadian) of any loss.

Availability of Documents

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, audited financial statements, management's discussion and analysis and management proxy circular may be obtained on request from the Secretary of the Corporation. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Directors' Approval

The Directors have approved the contents and sending of this circular to shareholders.



Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary
May 2, 2002

Schedule A

(Changes are marked in bold)

Confirmation of Amendments to By-Law No. 1

THAT the amendments approved by the Board of Directors to By-Law No. 1 replacing Sections 1.01 – Definitions (iv), 2.03 – Notice of meetings, 2.04 – Persons entitled to be present, 2.06 – Voting, 3.01 – Number and Qualification of Directors, 3.04 – Calling of meetings, 3.05 – Notice and Execution of Documents, Section 5.01 in their entirety with the following be hereby confirmed:

SECTION 1.01 – **Definitions.** In this by-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires:

(a) The following terms shall have the meaning specified:
  - (i) "Act" means the *Canada Business Corporations Act*, or any statute which may be substituted therefor, as amended from time to time;
  - (ii) "Articles" means the Articles of Continuance of the Corporation as amended or restated from time to time;
  - (iii) "Board" means the Board of Directors of the Corporation;
  - (iv) "Corporation" means **Molson Inc.**;
  - (v) "Director" means a member of the Board; and
  - (vi) "Meeting of shareholders" means an annual meeting of shareholders, or a special meeting of shareholders, or both and includes a meeting of any class or series of any class of shareholders;

(b) Terms that are also used in the Act shall have the meanings given to those terms in the Act; and

(c) Words importing the singular number shall include the plural number and vice versa, words importing the masculine gender shall include the feminine and neutral genders and words importing persons shall include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION 2.03 – **Notice of Meetings.** Notice of each meeting of shareholders shall be given not less than 21 days or more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each Director and to the auditors of the Corporation. **Any notice, communication or document to be given by the Corporation pursuant to the Act, the Articles, the By-Laws or otherwise, to a shareholder, Director or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at this recorded address. In addition, any such notice, communication or document required to be given may instead be delivered by the Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and the designation by the recipient of the information system for receipt thereof.**

SECTION 2.04 – **Persons entitled to be Present.** The only persons entitled to attend a meeting of the shareholders shall be those persons entitled to vote thereat, the Directors, the auditors of the Corporation and any other persons who, although not entitled to vote at the meeting, are entitled or required under any provision of the Act, the Articles or any by-law of the Corporation to attend the meeting. Any other persons may be admitted to the meeting only on the invitation of the Chairman of the meeting or with the consent of the meeting. **Any person entitled to attend a meeting of the shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility which may be made available by the Corporation, provided that the Chairman is satisfied that all participants will be able to communicate adequately with each other during the meeting. A meeting of shareholders may be held by means of a telephonic, electronic or other communication facility which may be made available by the Corporation, unless the Directors otherwise determine and provided that the Chairman is satisfied that all participants will be able to communicate adequately with each other during the meeting.**

SECTION 2.06 – **Voting.** Voting at any meeting of the shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the Chairman of the meeting or is demanded by any person present and entitled to vote at the meeting, but such requirement or demand may be withdrawn at any time prior to the taking of the ballot. On a show of hands, each person present and entitled to vote at the meeting shall have one vote. On a ballot, each shareholder present in person or represented by proxy at the meeting and entitled to vote thereat shall, subject to the Act and the Articles, have one vote for each share entitled to be voted that is registered in his name. A ballot so required or demanded shall be taken in such manner as the Chairman of the meeting directs. **Any vote may be held, if the Chairman so decides, in accordance with the laws and regulations governing the Corporation, by means of a telephonic, electronic or other communication facility, provided that the Corporation makes available such a communication facility.**

SECTION 3.01 – **Number and Qualification of Directors.** The number of Directors of the Corporation shall be a minimum of 10 and a maximum of 20 and the number within such range shall be determined by the Board from time to time. Whenever the Board has fewer than the maximum number of Directors permitted by the Articles, the Board may appoint a qualified person or persons to the Board to hold office for a term expiring at the close of the next annual meeting of the shareholders. Whenever a vacancy shall occur on the Board which results in the Board not having quorum, the remaining Directors shall forthwith call a special meeting of shareholders to fill the vacancy. If the remaining Directors fail to call such meeting or if there are no Directors then in office, any shareholder may call the meeting. Where the minimum number of Directors required by the Articles is increased, any vacancy resulting from such increase shall be filled by election at a special meeting of shareholders. **Twenty-five per cent (25%) of the members of the Board shall be resident Canadians.** A Director need not hold shares issued by the Corporation.

SECTION 3.04 – **Calling of Meetings.** A meeting of the Board may be held at any time upon call by any two Directors, the Chairman of the Board, the President, or any other officer designated by the Board. Each meeting of the Board shall be held at such place as may be determined by the person or persons calling the meeting. **Subject to the laws governing the Corporation, any Director may, if all of the Directors consent, participate in any meeting of Directors or committee of Directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting. In the case of any such participation at any such meeting, each such Director so participating shall be deemed to be present at such meeting.**

SECTION 3.05 – **Notice.** Subject to the provisions of the Act, no notice need be given of the first meeting of the Board subsequent to a meeting of shareholders at which Directors are elected if such Board meeting is held immediately following the meeting of shareholders. **Subject to the foregoing, notice of every meeting of the Board shall be delivered to each Director or left at his usual residence or usual place of business, or shall be mailed, sent by telefax or in any electronic or other technologically enhanced format at least 48 hours prior to the meeting.** The accidental failure to give notice of a meeting of the Board of Directors or any error in such notice not affecting the substance thereof shall not invalidate any action at the meeting.

EXECUTION OF DOCUMENTS – SECTION 5.01 – The Board may from time to time determine the officers or other persons by whom certificates, contracts or other documents of the Corporation hall be executed and the manner of execution thereof, including the use of printed, facsimile **or electronic** reproductions of any or all signature and the use of a corporate seal or a printed, facsimile **or electronic** reproduction thereof.

Schedule B

Corporate Governance Compliance Table

Guidelines	Compliance	Comments
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		Board and Management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of the Board.
a) adoption of strategic planning process;	Yes	The Board approves the Corporation's strategic plan and receives regular updates on progress in the execution of the plan.
b) identification of the principal risks of Molson's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process. The Audit and Finance Committee deals with financial risk management and the Environment, Health and Safety Committee specifically addresses other areas of risk management.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Human Resources and Corporate Governance Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.
d) Molson's communication policy;	Yes	The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly reports.
e) integrity of Molson's internal control and management information systems.	Yes	The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and reviews the auditors' recommendations on internal controls. The Committee meets the Auditors independently from management at least once a year.
2. The Board should be constituted of a majority of unrelated Directors.	Yes	At the end of fiscal 2002, the Board was composed of twelve Directors. Eleven of them were considered to be "unrelated" Directors.
3. The basis of the analysis of which member of the Board is considered "related" and the significant shareholders.	Yes	Only one Director was considered "related" because he was member of management: D. J. O'Neill, the President and Chief Executive Officer. The three Directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interests of the Corporation. As such, they are considered to be "unrelated" Directors.
4. Appointment by the Board of a committee of Directors composed:		
a) exclusively of outside Directors, i.e. non-management Directors, a majority of whom are unrelated;	Yes	The Human Resources and Corporate Governance Committee is comprised of five outside Directors, all of whom are unrelated.
b) with the responsibility for: proposing to the full Board new nominees and for assessing Directors on an ongoing basis.	Yes	The Committee is responsible for the structures and composition of the Board and Board committees, defining the relationship, roles and authority of the Board and management, identifying and recommending suitable Director candidates. The Committee has not yet established a formal process for assessing the Directors on an ongoing basis.
5. Implementation by the Board of a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors.	No	There is currently no formal process in that regard.
6. Orientation and education program for new recruits to the Board.	Yes	When joining the Board, each new Director is handed extensive documentation and meetings are arranged on the request of the nominee.

Guidelines	Compliance	Comments
7. Size of the board and impact of the number of Directors upon the effectiveness of the Board.	Yes	Because of the acquisition of Cervejarias Kaiser Brazil S.A., and a strong desire to become a global brewer, the Board, now comprised of twelve Directors, has determined that its size could be advantageously increased to [14 members] to better serve the needs of the Corporation without any negative impact on its effectiveness. This will allow to make committee assignments easier.
8. Adequacy and form of the compensation of the Directors that realistically reflect the responsibilities and risk in being an effective Directors.	Yes	The Human Resources and Corporate Governance Committee reviews the Directors' compensation regularly which leads to adjustments to bring the compensation in line with median levels.
9. Committees of the Board should generally be composed of outside Directors, a majority of whom are unrelated, although some Board committees, such as the Executive Committee, may include one or more inside Director.	Yes	The majority of the Board committees are composed of outside and unrelated Directors with the exception of the Executive Committee where the Chief Executive Officer is a member.
10. Responsibility of the Board, or of a committee of the Board, for developing Molson's approach to corporate governance issues.	Yes	The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees.
11. The Board has developed:		
a) position descriptions for the Board and for the CEO involving the definition of the limits to management's responsibilities; and	Yes	A matrix was developed to define limits to management discretion and to ensure strategic issues are brought to the Board.
b) corporate objectives which the CEO is responsible for meeting.	Yes	The Human Resources and Corporate Governance Committee develops performance objectives with the Chief Executive Officer and assesses his performance annually in relation to these objectives.
12. Appropriate structures and procedures are in place to ensure that the Board can function independently of management.	Yes	The roles of Chairman of the Board and Chief Executive Officer are separate. The Board also preserves its independence by ensuring that members of management do not sit on any Board committees other than the Executive Committee. Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets annually with the Corporation's external auditors at a session where only outside Directors are present.
13.		
a) The Audit Committee should be composed only of outside Directors;	Yes	The Audit and Finance Committee is composed of five outside Directors.
b) the roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to the members as to their duties;	Yes	Clear terms of reference for the Audit and Finance Committee have been set by the Board of Directors.
c) the Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate;	Yes	The Audit and Finance Committee meets with the Corporation's Auditors independently of management at least once a year.
d) the Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit and Finance Committee reviews the auditors' recommendations on internal controls.
14. The Board should implement a system which enables an individual Director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities.

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 521-1786
Fax: (514) 590-6344
www.molson.com


MOLSON
M
1786

Printed in Canada

Exhibit 20

Exhibit 21

File no. 82-2954

MOLSON INC.

ANNUAL INFORMATION FORM

DATED: July 31, 2002

TABLE OF CONTENTS

Unless otherwise noted, all information in this document is as at July 31, 2002 and all dollar amounts are expressed in Canadian dollars.

Forward-looking statements

This annual information form contains certain statements reflecting management's current expectations which are only predictions and therefore involve a number of risks and uncertainties. The actual events or results may differ materially, as a result of many factors including but not limited to the beer industry competitive and pricing environment, the economic and politic environments, the foreign exchange and interest rates (see "Risk Factors"). The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Incorporation and Organization

Molson Inc. was incorporated under the laws of Canada in 1930 and became a public corporation in 1945. The Corporation was continued under the Canada Business Corporations Act in 1979 and was amalgamated with a wholly-owned subsidiary in 1980. In 1993 the share provisions relating to the Corporation's Class "A" non-voting shares and Class "B" common shares were amended to provide a "coattail" for the Class "A" non-voting shares. In 1997, the articles of the Corporation were amended to provide the board of directors with the flexibility to appoint additional directors between shareholders' meetings in a timely manner and without incurring the expense of a shareholders' meeting. In 1999, the articles of the Corporation were amended to change the name from The Molson Companies Limited to Molson Inc. On August 28, 2001 a two-for-one subdivision of all Class "A" non-voting shares and Class "B" shares of the Corporation was approved in a special meeting of the shareholders and became effective on the Toronto Stock Exchange on September 6, 2001. The address of the registered and executive offices of the Corporation is 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5. In this Annual Information Form, the terms "Corporation" and "Molson" refer to Molson Inc. and its respective subsidiaries, unless the context otherwise requires.

Subsidiaries and Significant Investments

The following chart details the name, percentage of interest and jurisdiction of incorporation of the Corporation's main operating subsidiaries which are either consolidated or proportionately consolidated.


MOLSON INC.
(Canada)
80%
100%
49.9%
50.1%
Cervejarias Kaiser
Brasil S.A.
(Brazil)
Molson Canada
(Ontario)
Coors Canada
(Ontario)
Molson USA, LLC
(Delaware)
100%
Bavaria S.A.
(Brazil)

The Corporation and its wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario partnerships. In addition, the Corporation owns an 80% interest in Cervejarias Kaiser Brasil S.A. which owns a 100% interest in Bavaria S.A. both of which are incorporated under the laws of Brazil, and a 50.1% interest in Molson USA LLC, which is incorporated in Delaware in the United States.

DEVELOPMENT OF THE BUSINESS

Overview

Molson Inc. is the largest brewer in Canada and the twelfth largest brewer in the world. Molson's business traces its brewing heritage to the founding of the Molson brewery in Montreal in 1786. While the Corporation's business has expanded and diversified over its long history, the Corporation decided in 1996 to refocus its activities exclusively on brewing, marketing and distribution of alcoholic beverages in order to be better positioned for the consolidation of the brewing business worldwide.

The implementation of this strategy led to a reorganization of the Corporation's business in Canada, an effort to strengthen the Corporation's brands in the United States and the acquisition of Bavaria S.A. in fiscal 2001 and Cervejarias Kaiser Brasil S.A. in fiscal 2002.

Developments in Canada

Molson Canada

Molson's brewing operations are carried on in Canada through an Ontario general partnership that is owned by the Corporation and Carling O'Keefe Breweries of Canada Limited, a wholly-owned subsidiary.

As part of the Corporation's efforts to increase efficiencies, two significant cost reduction initiatives were launched since fiscal 2000.

The first was announced in September 1999, following a comprehensive assessment of its financial and administrative processes and benchmarking itself against 85 other companies. This $100 million cost reduction program consisted of initiatives to increase productivity through a combination of cost reductions including an 18 percent reduction in salaried employees and administrative process improvements including centralization of marketing and operations strategy development while maintaining decentralized execution. As well, on October 7, 1999, following a review of capacity utilization and overall facility efficiencies, Molson announced the consolidation of its Ontario brewing operations and the decision to close the Barrie brewery, effective September 2000. As a result, Molson announced on February 12, 2002 a $34.8 million capital investment in its Toronto brewery, with total investments of $100 million planned over the next five years. Furthermore, on May 9, 2001, Molson announced the closure of its Regina brewery, during the spring of 2002. On March 1, 2000, the Corporation announced that the expected cost reductions of this first initiative were increased from $100 million to $150 million.

The second cost reduction initiative was announced on March 1, 2002, by the Corporation with $100 million expected in additional savings over the next three years. This further initiative is expected to deliver cost reductions principally in 5 areas: in the area of capacity utilization by eliminating excess production capacity and improving brewery asset utilization; in the area of procurement by lowering material costs and aligning material specifications with market demand; in the area of distribution by increasing distribution assets utilization and productivity and integrating supply chains to leverage volume; in the area of organization renewal by aligning information technology costs with industry standards and restructuring the business to meet Molson's business needs; and in the area of marketing and sales by focussing marketing expenses on the core brands and enhancing the merchandising effectiveness.

On April 1, 2001 the Corporation launched a new information technology project. The project will provide immediate, integrated data to all employees regarding company activities, allowing the employees to make more informed decisions. The approach chosen for the implementation consists of a phasing strategy whereby Phase 1 addresses the financial processes and gives employees access to a new Business Data Warehouse. Phase 2 will address the following functional areas: supply chain and the sales and

distribution business processes. Phase 2 will be implemented across the country in a sequential roll-out by plant.

Moosehead Transaction

In June 2000, Molson terminated the Moosehead Molson Partnership created in 1995 and regained responsibility for the marketing and sales of its products in Nova Scotia, New Brunswick and Prince Edward Island and set up a new sales organization for this purpose. Moosehead Breweries Limited continues to brew the Molson Canadian brand in those provinces.

Coors Canada

Coors Canada, an Ontario partnership, is owned 50.1% by Coors Canada Inc., a wholly-owned subsidiary of Adolph Coors Company, and 49.9% by the Corporation. Coors Canada is responsible for the management of the Coors brands in Canada. Pursuant to agreements between Molson and Coors Canada, Molson is authorized to brew, distribute and sell Coors brands in Canada and currently brews, distributes and sells the *COORS LIGHT* brand in Canada. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. These agreements also provide for the possibility for Molson to test market light beers in Canada. During fiscal 2002, both sales volumes of *COORS LIGHT* and Coors Canada earnings achieved significant growth despite an aggressive competitive environment.

Developments in Brazil

Bavaria S.A.

On December 21, 2000, the Corporation entered the South American beer market with the purchase of the Bavaria brand and five brewing facilities, from Companhia de Bebidas das Américas ("AmBev"). The sale of the *BAVARIA* brand was directed by Brazilian regulatory authorities as a condition for the approved merger of Brazil's top two brewers, Antarctica and Brahma, which now operate as AmBev.

The Brazilian beer market is approximately four times the size of the Canadian market with an annual consumption estimated at 85.4 million hectolitres for 2002 by the Brazilian association of beers producers ("Sindicerv").

Under the terms of the agreement, Molson acquired the shares of Bavaria S.A. with assets that include the Bavaria brand and five breweries for US$94.3 million – with additional amounts payable contingent on the attainment of certain market share thresholds. No additional amounts were payable as at March 31, 2002. As a result of the Kaiser acquisition, AmBev and Molson are in the process of renegotiating certain terms of the Bavaria purchase and sale agreement.

Cervejarias Kaiser Brasil S.A.

On March 18, 2002, the Corporation purchased 100% of the shares of Cervejarias Kaiser Brasil S.A. ("Kaiser"), the second largest brewer in Brazil, based on an enterprise value of US$765 million. The acquisition included the Kaiser brands and eight brewing facilities in Brazil. The acquisition was financed with US$182 million in cash, US$150 million in Molson Inc. Class "A" shares and debt of approximately US$395 million, including cash acquired and before transaction costs. As part of the transaction, Kaiser will continue to have access to the Coca-Cola distribution system in Brazil. The acquisition is subject to the approval of the Brazilian competition authorities.

On April 17, 2002, Heineken acquired 20% of Molson's operations in Brazil for a purchase price of approximately US$218 million. As part of the transaction, the Corporation and Heineken signed a new licensing agreement for the Heineken brands in Brazil and extended the Canadian distribution agreement of Heineken products for 10 years.

With the Kaiser acquisition, Molson's market share in Brazil has increased from approximately 3.1% to approximately 17.8%, making it the second largest brewer in Brazil and the twelfth largest brewer in the world. On June 20, 2002, following an assessment of its cost structure and geographic considerations, the Corporation announced the closing of its Brazilian breweries located in Divinópolis, Camaçari and Getúlio Vargas and that its plant located in Ribeirão Preto would specialize in the production of cans.

Developments in the United States

Molson USA

Effective December 29, 2000, Molson completed a transaction with Miller Brewing Company ("Miller") and Fosters Brewing Group ("FBG") for the repurchase of the rights to the Molson brands in the United States for US$133 million. As part of the transaction, Molson executed amended license agreements covering both Miller and Foster's products in Canada and reconfirmed a long-term production agreement with Foster's for export to the United States. From December 1997 to December 29, 2000, Molson and Foster's brands were marketed and distributed in the United States by an entity in which Miller held a 50.1% interest and the Corporation and FBG, through direct or indirect subsidiaries, each held a 24.95% interest. Miller acted as manager of that entity and provided the administrative, selling and marketing services required by that organization.

This transaction was followed by the completion, on January 2, 2001, of the sale of 49.9% interest in Molson's U.S. business (operating as Molson USA, LLC ("Molson USA")) to Coors Brewing Company for total cash consideration of US$65 million. Offices for Molson USA, the dedicated business unit with responsibility for Molson brands in the United States, have been established in Golden, Colorado. The repurchase of the Molson brands in the United States and the new partnership with Coors allow

Molson to take control of a growth opportunity to rebuild the Molson brand in the United States – the largest and fastest growing import market in the world. Coors provides certain sales, distribution and administrative services required by this organization. Molson USA markets and distributes Molson owned brands including *MOLSON CANADIAN, CANADIAN LIGHT, MOLSON ICE,* and *MOLSON GOLDEN* in the United States.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States. Molson's volume in the Unites States declined 12% during the year compared with last year, however, trends improved in the fourth quarter of fiscal 2002 resulting in an increase in volume of 1.3% versus the same quarter last year.

Business strategy

The Corporation's business strategy focuses on 5 main objectives: operating profit growth, market share growth, volume growth, organizational renewal and quality. The Corporation intends to achieve its objectives of operating profit growth through further cost savings in Canada (Project 150), synergies from the merger of Bavaria and Kaiser in Brazil, improving performance in the United States and a continued company wide focus upon Molson's Economic Value Added program (EVA®).

To achieve market share growth, the Corporation will focus on targeted regional markets in Canada, growing core brands, developing new products and growing market shares in the United States and Brazil. To achieve volume growth, the Corporation will target regional growth in Canada (Manitoba, Maritimes and Ottawa) and through acquisitions consistent with the international strategy.

Organizational renewal consists of building a world class human resources team, driving leadership talent development, improving employee involvement, implementing cost effective compensation and benefits and establishing positive union relations. Quality improvements include quality and consistency of incoming new materials, targeting consistent manufacturing, maintaining customer satisfaction, and the development of world class technical teams and improving the innovation process.

International Trends

In various international beer markets, the on-going consolidation process will continue to reduce the number of participants. According to Plato Logic, an international supplier of beer global data, the top 20 brewers have a combined 63% share of global consumption as of June 2002, versus 46% in 1992. Of these 20 brewers, 14 have either maintained or increased their share of the global market. For the same period of time, the top 20 brands have remained at a combined 28% share of the global consumption. As consolidation continues, many of the top 20 brands will capture a greater share of the market through the acquired distribution of the respective brand owners.

Molson now is the twelfth largest brewer in the world with 26.3 million hectolitres (versus twenty-second prior to acquisitions in Brazil), with Kaiser as the fourteenth ranked global brand. In the quest to generate greater shareholder value, Molson will continue to access opportunities and take action in the on-going consolidation of the global beer market.

DESCRIPTION OF THE BUSINESS

General Description

The Corporation, with 15 breweries in Canada and Brazil, brews, bottles, packages, markets and distributes over 85 owned or licensed brands of beer in Canada, Brazil and the United States.

Main Markets

Canada

The Canadian brewing industry is a mature market, with no major growth forecasted over the long term. It is characterized by aggressive competition for volume and market share from regional brewers, microbrewers and, to a lesser extent, certain foreign brewers, as well as Molson's foreign-controlled domestic competitor. These competitive pressures require significant annual investment from the Corporation in marketing and selling activities.

There are three major beer categories: the super premium, which is the upscale category including imports and represents 13% of total sales, the premium, which includes the majority of domestic brands and the light subcategory and represents 70% of total sales, and the discount category which represents 17% of total sales.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2002, estimated industry sales volume in Canada, including sales of imported beers, increased by 2.6% to approximately 21 million hectolitres.

Imported beer volume in the Canadian market has increased by 65% over the past five years, achieving almost an 8% share of the total industry volume during the year ended March 31, 2002. During this same timeframe, domestically produced volume remained fairly stable.

The domestic brewing industry is composed principally of two major brewers having a combined market share of approximately 89% of beer sold in Canada. In comparison, the top three brewers in the United States represent approximately 80% of that market.

Foreign brands licensed for brewing and sale in Canada have played a larger role

domestically than have direct imports. The three major U.S. brewers are among the foreign producers, which have licensed Canadian brewers, including Molson, to brew, market and distribute their brands in Canada.

The Ontario and Quebec markets account for approximately 63% of the total beer market in Canada. The top ten brands in Canada accounted for approximately 59% of the Canadian packaged market in fiscal 2002, including *MOLSON CANADIAN* which, with approximately 12.4% market share, remained the leading brand in Canada.

The Canadian industry as a whole has taken a number of initiatives to reduce its costs and improve its ability to compete. In order to eliminate excess capacity, Molson has closed ten breweries since 1989 including the Barrie brewery, which closed in September 2000, and the Regina brewery, which is in the process of closing. In Ontario, the distribution and retail system operated by Brewers Retail Inc. (of which Molson is a shareholder) is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiencies in the wholesale operation.

Molson and the majority of Canadian brewers utilize a common refillable bottle in Canada, resulting in environmental benefits and significantly reduced distribution, warehousing and sorting costs.

Brazil

Brazil with its approximate consumption of 85.4 million hectolitres of beer annually is the world's fourth largest beer market, four times the size of the Canadian market and forecasted to surpass third-place Germany by 2007. According to Sindicerv, the Brazilian beer market has a three-year average growth rate of 2.9%. In addition, the Brazilian beer market is highly concentrated with three major competitors and a growing young adult market. The per capita consumption of beer in Brazil was approximately 49 litres in 2001. With the acquisition of Bavaria and Kaiser, Molson has positioned itself as the second largest brewer in Brazil with a combined volume of over 15 million hectolitres of annual beer production. Approximately 60% of Kaiser's sales in Brazil are concentrated in the south region and in the São Paulo region (South East).

Marketing

Competition in the beer market involves a wide range of marketing and sales activities. Molson strives to sustain its competitive advantage by attempting to clearly position and promote its core brands in the marketplace.

A key element of Molson's marketing strategy in Canada is to increase the effectiveness of its marketing initiatives by tailoring them to reach key consumers. Molson looks to empirical research and consumer insight to ensure it allocates spending to those mechanisms that influence brand adoption and drive sales. Rigorous testing of advertisements is done both qualitatively and quantitatively with consumers during the development stage. Molson believes that the long-term success of core brands depends on advertising and promotions that

represent the brands in ways that are relevant and meaningful to key consumers through unique brand positioning.

The marketing team in Canada is responsible for consumer strategic marketing, including overall strategy, creative development and promotions. It works closely with regional sales people to execute the strategy effectively to leverage local knowledge and relationships with local licensees, retailers and other marketing channels. During fiscal 2002, the Corporation created a new position of Vice-President Global Business Development whose responsibilities include the development of a stream of new products innovations for existing markets and strategies to expand into international markets.

Molson's strategic marketing efforts are focussed on the core brand portfolio comprising *CANADIAN, MOLSON DRY, EXPORT, RICKARD'S, COORS LIGHT, CORONA* and *HEINEKEN* and certain regional brands in Canada and on the *KAISER PILSEN* and *BAVARIA* brands in Brazil.

Brands

Molson markets a wide range of brands designed to appeal to a variety of consumer preferences.

Molson Owned Brands

Molson's major owned brands in Canada are *CANADIAN, EXPORT, MOLSON DRY* and *RICKARD'S.* Molson has taken a number of initiatives over the last 3 years with respect to these brands, including new advertising campaigns for both *CANADIAN* and *EXPORT* and a relaunch of *RICKARD'S RED* together with the line extensions, *RICKARD'S GOLD* and *RICKARD'S PALE.*

CANADIAN, a lager, has for 5 years been the leading packaged brand in Canada. In fiscal 2000, the *I AM CANADIAN* slogan was revived to connect the brand with consumers, based on the notion of Canadian pride. In fiscal 2002, the theme of Canadian pride was built on with the launch of the successful "Anthem" spots, Myles advertising, and the successful Team Canada Gold Medals Programs. Although *MOLSON CANADIAN*'s market share decreased 0.5% in fiscal 2002 as a result of a decline in the premium segment, management is confident that this flagship brand can regain lost market share with a new advertising campaign focusing on the three elements of the brand's strength: ubiquity, sociability and quality.

EXPORT, an ale, has been produced by Molson since 1903. It is a leading brand in Quebec and has benefited from a long association with hockey as well as other sports including a new association with National Lacrosse League teams and the World Wrestling Federation. It was relaunched in Ontario during fiscal 2001 with a new positioning, targeted to the male market segment.

MOLSON DRY is the largest selling brand in Quebec and has been the number one Molson brand in Quebec for 6 years. *MOLSON DRY* is an easy to drink beer targeting open-minded, energic young males. In fiscal 2002, the brand completed a major advertising review, to drive new life in this already very successful and never ordinary brand.

RICKARD'S is a super-premium beer for drinkers who want beers with exceptional flavour. During fiscal 2002, Molson continued its efforts in the super premium category, the fastest growing segment in the country, with the addition of *RICKARD'S* PALE to the Rickard's family composed of *RICKARD'S RED* and *RICKARD'S GOLD*.

Molson owns a number of significant regional brands, including *GOLDEN, PILSNER, O'KEEFE, LAURENTIDE, CARLING BLACK LABEL, OLD VIENNA, BLACK HORSE* and the *CARLING* family of discount price brands. Efforts continue on reducing the dependency on the non-core brands to improve efficiencies throughout the organization. Molson also owns *TORNADE*, the leading line of flavoured malt-based beverages.

The corporation's significant brands in Brazil are *KAISER PILSEN* and *BAVARIA*. *KAISER PILSEN* represents 89% of Kaiser total sales. Kaiser's other brands include *SANTA CERVA, KAISER SUMMER DRAFT, XINGU* and *KAISER BOCK*.

Molson Licensed Brands

Molson also distributes licensed brands such as *COORS LIGHT, CORONA, HEINEKEN* and the *MILLER* brands as well as *FOSTER'S LAGER*.

COORS LIGHT is manufactured by Molson under license from Coors Canada and is the leading light beer in Canada with over 7% national market share and 56% share of the light segment in fiscal 2002. It is the fourth-largest selling brand in Canada. The light beer segment represents approximately 13% of the Canadian market.

CORONA - Molson distributes *CORONA EXTRA* in Ontario, Quebec and the Atlantic Provinces pursuant to a new five year agreement with Cerveceria Modelo S.A. de C.V. It is the number one super premium import in Canada.

HEINEKEN - Molson has agreements with Heineken N.V. (Netherlands) in which it has been granted the right to import and sell *HEINEKEN LAGER, MURPHY'S IRISH STOUT, MURPHY'S IRISH AMBER* and *AMSTEL LIGHT* throughout Canada. *HEINEKEN* is the number two super premium import in Canada. As part of the Kaiser transaction in Brazil, Molson extended its Heineken distribution agreement for a period of ten years in Canada and entered into a new five year licensing agreement for Brazil.

MILLER - Molson executed an amended license agreement with Miller in December 2000 to brew and sell *MILLER HIGH LIFE, MILLER LITE, MILLER GENUINE DRAFT, MILLER GENUINE DRAFT LIGHT, MILWAUKEE'S BEST DRY* and *MILWAUKEE'S BEST*, the largest selling trademark in the popular price segment in the province of

Quebec. Molson also began importing *MILLER GENUINE DRAFT* in a clear bottle in January 2000.

FOSTER'S – In 2001, Molson amended and restated its License Agreement with Carlton and United Breweries Limited, a subsidiary of FBG, to brew *FOSTER'S LAGER* in Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States.

Market Share

Molson has the highest market share in each of Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. In fiscal 2002, Molson had an estimated average market share of 45.1% of all beer sold in Canada, including imported beer, compared with an average market share of 45.0% in fiscal 2001. This increase was due to the continued strong performance of certain core brands including *MOLSON DRY, RICKARD'S* and *EXPORT*, *COORS LIGHT*, *CORONA* and *HEINEKEN* as well as *MILWAUKEE'S BEST*. Further details relating to the Corporation's fiscal 2002 performance are provided in the sections titled Sales Revenue and Operating Profit as well as Industry Volume and Market Share on page 38 of the fiscal 2002 Annual Report.

Marketing Assets

Molson's association with highly visible sports and music events is used to leverage its brands.

Sports

Molson's research indicates that hockey is extremely relevant and important to consumers, which is why it continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels.

As the exclusive brewery sponsor of all six Canadian NHL teams, Molson maintains its strong relationship with professional hockey. Molson also remains the title beer sponsor of the French national broadcasts of NHL games.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey, including an alliance with the Canadian Hockey Association, which includes men's national, women's national and national junior teams. In fiscal 2002, Molson built on this commitment with its Molson million for gold campaign, through which Molson donated $500,000 to each of the men's and women's national Olympic hockey teams for bringing home the gold medals from the Salt Lake City Olympic winter games. In fiscal 2002, Molson renewed its sponsorship of the Canadian Hockey Association (CHA) for 4 years.

Molson also has exclusive promotional agreements in basketball with league sponsorship of the National Basketball Association ("NBA") as well as local sponsorship of the Toronto Raptors.

EXPORT continues to enjoy the benefits of a multi-year title sponsorship with the Montreal Alouettes franchise of the Canadian Football League ("CFL") playing in Molson Stadium. This sponsorship in Montreal complements existing CFL partnerships, which have been in place with the Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders for many years.

On February 16, 2001 Molson announced a partnership agreement with the Montreal Expos that makes Molson the team's title sponsor. The one-year agreement included an option for the 2002 season, which has been exercised in part. As a result of these associations, *EXPORT* is now the sponsor of all Montreal major professional sport teams.

In fiscal 2002, Molson also became official sponsor of the National Lacrosse League and the World Wrestling Federation.

Music

Molson has made a long-term investment in entertainment properties, including event production and venue ownership.

One example is House of Blues Concerts Canada (House of Blues), an equal partnership between Molson Canada and HOB Concerts Canada Ltd., devoted to the staging, production and marketing of live entertainment across Canada. Entertainment marketing teams in each region work closely with House of Blues to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues.

Molson Sports and Entertainment

Molson Sports and Entertainment (MSE) is an operating division of Molson Canada, whose activities are fully-integrated with the national marketing team. MSE is also involved in the development and production of sports and entertainment programming for television and video-cassettes, as well as production of live promotional events. In fiscal 2002, MSE became more integrated with the brewery so that its activities add value to the Molson brand portfolio. MSE produced over 1000 hours of television programming, including 263 NHL games in fiscal 2002.

Molson Sports & Entertainment Inc., a subsidiary of Molson Canada, organizes and runs two major motor sports events in Canada: the Molson Indy Toronto and the Molson Indy Vancouver, and is the rights holder, co-promoter and sponsor of a new Molson Indy event in Montreal. The three races, part of the Fedex Championship Auto Racing Team (CART) Series, are broadcast in more than 180 countries. Molson Sports & Entertainment Inc. also produces Molson Canadian Snow Jam, the company's Extreme Sport Series, held in eight cities across North America.

Suppliers

Molson has undergone a strategic review of raw materials and suppliers as part of a global

supply chain strategy. Molson's goal is to use world class procurement practices, methods and technology to result in strategic procurement of quality materials and services at the lowest prices possible. Molson also intends to consolidate purchases within domestic and international operations and will work with the supplier community to select global partner materials and services which best meet these strategic objectives.

In Canada, Molson currently single sources cans, glass bottles, crowns, labels, malted barley and liquid adjunct. Availability of these products has not been an issue and Molson does not expect any difficulties in accessing any of these products. However, the risk of glass bottle supply disruptions has increased with the reduction of local supply alternatives due to a recent consolidation of the glass bottle industry in North America.

In Brazil, the Corporation has both local and global suppliers, driven by market conditions and the competitive environment. The Kaiser operation single sources all materials, with the exception of cans, which are procured through a Brazilian buying consortium with the Coca-Cola bottlers. The Corporation does not expect any difficulties in accessing the materials.

Trademarks

Molson places a very high value on its trademarks and other intellectual property. Its policy is to pursue registration of its trademarks whenever appropriate and to vigorously oppose any infringement of its intellectual property rights. It has sought formal protection for its various trademarks in over 125 countries around the world.

Government Regulation

General

In Canada, the provincial governments regulate the production, marketing, distribution and pricing of beer and impose commodity taxes and license fees in relation to the production and sale of beer. In addition, the federal government regulates the advertising, labelling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and in certain instances, custom duties on imported beer. As well, certain bilateral and multilateral treaties that have been entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry. While the beer industry in many countries, including the United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Brazil does not heavily regulate the production and marketing of alcoholic beverages. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies in Brazil. In addition, there are no licensing requirements for points of sale to sell beer. The Federal government imposes excise taxes and custom duties on imported beer and state governments regulate taxes on the distribution of goods and services.

Trade Issues

Trade issues at the inter-provincial and international levels have a significant impact on the Canadian beer industry. Historically, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favourable pricing and distribution access in such province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario Liquor Control Act was amended in 1992 to authorize Canadian brewers outside Ontario to sell beer in Ontario to the Liquor Control Board for sale through Brewers Retail Inc. if the jurisdiction in which the beer is brewed contains a similar provision in favour of Ontario.

As well, in July of 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces where it will become effective over the next few years. This agreement removes the requirement for a brewer to brew its beer in a province in order to obtain access to the local distribution network.

International trade can also affect Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially U.S. brewers, selling their beer in Canada. In August 1993, the Canadian and U.S. governments signed a Memorandum of Understanding ("MOU") that resulted in the termination of retaliatory duties that each country had imposed on the other's beer shipments for over a year.

Distribution

Provincial governments impose licensing requirements on the brewing and distribution of beer. These requirements in Canada have evolved to reflect the social policy objectives of the various provincial governments. In most cases, this has brought about the creation of a restricted number of government-regulated distribution outlets. In most provinces, the industry engages in some form of joint distribution. The exceptions are Quebec and Newfoundland, where each brewer carries out its own distribution. The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represented approximately 69% of domestic sales in Canada in fiscal 2002, with cans accounting for 20% and draught for 11%.

In all provinces except Quebec and Newfoundland, co-operative systems of distribution are used and sales to the home consumer are made through independent licensed retail outlets or government-operated stores. The beer is delivered by Molson by truck or by rail.

In Ontario, all brewers pay a service fee based on their sales volume sold through Brewers Retail Inc., the principal retail distribution organization for beer in that province.

Molson, together with certain other brewers, participates in the ownership of Brewers Retail Inc. in proportion to its market share, relative to the other brewers. In Alberta, the government owned and operated liquor distribution system distributed beer until fiscal 1994. Beer is now distributed by independent licensed stores. The governments of British Columbia and Ontario are also contemplating the possibility of allowing independent licensed retailers to sell beer.

In Quebec, beer is distributed directly by each brewer or through independent agents. In Quebec and Newfoundland, retail sales for home consumption are made through grocery (Quebec only) and convenience stores as well as government operated stores. Beer is also distributed in Newfoundland through independent agents.

In Brazil, there are a large number of small to medium size retailers throughout the territory. As a result of the Kaiser acquisition, the Corporation's products are distributed by Coca-Cola bottlers who provide joint distribution of soft drink beverages and beer to the majority of small to medium size retailers. In some regions, the Coca-Cola producers use co-operative systems of distribution to consolidate small shipments. The Corporation mainly distributes directly to the larger retailers. The Brazilian beer market is characterized by diverse regional consumption patterns and a high proportion of on-premise consumption (restaurants and bars) relative to off-premise consumption (at home). The distribution systems in each state generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Brazil is the returnable bottle, shipped in returnable plastic crates, which represented approximately 54% of the Corporation's domestic sales in Brazil in fiscal 2002, with cans accounting for approximately 41%, non-returnable bottles for 3% and draught for 2%.

Advertising

Advertising Standards Canada ("ASC") handles pre-clearance approvals for broadcast advertising of alcoholic beverages at the federal level. The Canadian Radio – Television and Telecommunications Commission ("CRTC") requires, however, that all broadcast advertising of alcoholic beverages comply with the ASC's Code for Broadcast Advertising. Without approval numbers, broadcasters will not air an advertisement. Costs incurred by the ASC for pre-clearance are borne by the brewers.

The provinces also regulate advertising. In recent years, most provinces have moved toward a self-regulatory model and no longer require brewers to submit advertising for pre-approval. Ontario has announced that they will move to a self-regulatory model which is estimated to come into effect in or around the fall of 2002. Saskatchewan still requires pre-approval from the provincial regulatory authorities.

In Brazil, the advertising of beer is regulated by Self Regulation Rules including warnings on the labels about consequences of over consuming and prohibition for retailers to sell to customers under 18 years old.

Pricing

The pricing of beer in Canada is affected by the imposition of provincial and federal taxes. Commodity and sales taxes make up 52% of the average retail price of beer in Canada.

Pricing of beer in Canada is usually done by reference to mainstream or premium brands. Domestic super premium brands are usually sold at a level 10% to 15% higher than premium beers, with imports being priced at a slightly higher level, while discount beer are sold at prices approximately 10% to 15% below premium brands.

Pricing legislation in all provinces provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout the province, but the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Pricing of beer in Brazil is affected by federal and state taxes.

Employees

Molson had approximately 3,314 full-time employees in Canada, 11 in the United States and 2,212 in Brazil for a total of approximately 5,537 full-time employees on June 30, 2002 and hires seasonal part-time employees as required. In the United Sates, Coors provides certain sales, distribution and administrative services required by Molson USA.

Workplace change initiatives are continuing at Molson in Canada. As a result, joint union and management steering committees established in most breweries are focusing on customer service, quality, continuous improvement, employee training and a high degree of employee involvement in all areas of brewery operations. This resulted in substantial improvements in packaging line performance and productivity both in the smaller facilities, as well as in the larger breweries in Ontario and Quebec. Gainsharing programs, designed to improve brewery operations, are in place in some breweries while Economic Value Added incentive plans, linking employee rewards to shareholder value, are in place in others. In addition, safety performance continues to improve and environmental initiatives are being undertaken by employee teams at every brewery.

The chart below summarizes the current major collective bargaining agreements and their terms.

Canada

Location	*Contract*	*Agreement Expiry*
Newfoundland	Six-year agreement	March 31, 2006
Quebec	Four-year agreement	December 31, 2003
Toronto	Six-year agreement	December 31, 2005
Edmonton	Four-year agreement	March 31, 2004
Vancouver	Five-year agreement	April 20, 2006

Brazil

There is a collective bargaining agreement signed between the Corporation and the employees' trade union for one year periods in each of the plants. The collective agreements must respect minimum requirements established by law.

Properties

The Corporation owns and operates 5 breweries in Canada and 10 breweries in Brazil strategically located throughout the two countries with total capacities of 13.5 and 30.8 million hectolitres respectively as detailed in the chart below.

Breweries	*Hectolitres (millions)*
Canada	
St-John's (Newfoundland)	0.3
Montreal (Quebec)	5.0
Toronto (Ontario)	5.0
Edmonton (Alberta)	1.2
Vancouver (British Columbia)	2.0
Total in Canada	13.5
Brazil	
Pacatuba (Ceará)	1.5
Feira de Santana (Bahia)	2.2
Queimados (Rio de Janeiro)	3.7
Jacarei (São Paulo	8.0
Araraquara (São Paulo)	2.9
Ponta Grossa (Paraná)	2.9
Gravatai (Rio Grande do Sul)	1.6
Manaus (Amazonas)	0.4
Cuiabá (Mato Grosso)	0.7
Ribeirão Preto (São Paulo)	2.4
Total in Brazil	30.8
Total Molson capacity	44.3

All these locations are owned and are free of any major encumbrances except for certain breweries in Brazil which are subject to charges in favour of the Brazilian National Development Bank and FINAME (an agency of the BNDB) to secure loans. Molson also leases certain of its business offices.

Environment

The Corporation's Canadian brewing operations are subject to provincial environmental regulations and local permit requirements and the Corporation's Brazilian brewing operations are subject to federal, state and municipal environmental regulations regarding, among other things, air emissions, water discharges and waste handling and disposal.

The Corporation has comprehensive environmental programs in Canada and Brazil with a number of components including organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

The Corporation remains responsible for sites relating to discontinued operations, which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties associated with previously owned business of chemicals and the Corporation has established provisions for the costs of these remediation programs.

The amounts anticipated to be expended by the Corporation in connection with the above are not likely to materially affect the financial results of the Corporation. Management is unaware of any instance of non-compliance with environmental laws and regulations, which is not being responsibly addressed.

Risk Factors

Foreign Exchange Risk

With the acquisitions of Bavaria and Kaiser, Molson is exposed to fluctuations in foreign exchange rate movements as its revenues in Brazil are in Reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum, are denominated in or linked to U.S. dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. As of March 31, 2002, derivative activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to U.S. dollars.

Competition

The markets for the Corporation's products are competitive. In Brazil, AmBev which is the leader in the beer industry with a market share of approximately 68%, benefits from greater economies of scale. To maintain and increase its market share, Kaiser must spend

more per hectolitre in certain areas of its business due to its smaller scale. Both in Canada and Brazil, aggressive marketing strategies by the Corporation's main competitors could affect the Corporation's financial results. In the United States, the Corporation participates in the growing, yet extremely competitive, import segment of the market.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are paid in U.S. dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the U.S. dollar against the Real. The Corporation currently does not hedge the commodity risk to which it is exposed but does negotiate fixed prices for a majority of commodities directly with suppliers for periods generally less than one year. The Corporation is in the process of implementing a commodity hedging program.

In Canada, the Corporation purchases its cans, glass bottles, crowns, labels, malted barley and liquid adjunct from single sources. The risk of supply disruptions resulting from a single source strategy is minimal as most materials are produced at multiple supplier sites and alternative local sources of supply are readily available. However, recent consolidation of the glass bottle industry in North America has reduced local supply alternatives and increased risks of glass bottles supply disruptions.

Tax Matters

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, value-added tax (ICMS) and revenue taxes (PIS/Federal unemployment insurance contribution), and COFINS (Federal social security tax).

Foreign investments and operations

The Corporation conducts activities in Canada, the United States and Brazil. The Corporation's investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs.

Licenses

Molson enjoys good relationships with all of its licensors and does not believe there is any cause for terminating any of these agreements; however, there is no guarantee that any or all of these agreements will remain in place indefinitely.

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses, none of which is expected to materially affect the financial results of the Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis on pages 34 through 47 of the Fiscal 2002 Annual Report, which section is incorporated herein by reference.

MARKET FOR THE SECURITIES OF THE ISSUER

The Class "A" non-voting shares and the Class "B" common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbols Mol A and Mol B. The Corporation has no issued and outstanding shares of any other class.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual:

(Dollars in millions, except per share amounts) MARCH 31	2002 [1]	2001	YEARS ENDED 2000 [2]
Sales and other revenues	2,830.8	2,483.4	2,375.0
Earnings from continuing operations before provisions for rationalization and non-recurring items	193.0	111.7	85.2
Earning (loss) from continuing operations	174.5 [3]	137.2 [4]	(65.8) [5]
Earning (loss) from discontinued operations	2.0	(3.3)	21.8
Net earnings (loss)	176.5	133.9	(44.0)
Total assets	4,520.5	3,280.8	3,111.8
Total long-term debt	1,687.2	1,204.4	1,111.9
Less current portion	58.9	-	-
	1,628.3	1,204.4	1,111.9
Earnings (loss) per share from continuing operations [6]	1.45	1.15	(0.56)
Earnings (loss) per share [6]	1.47	1.13	(0.37)
Dividends per share [6]	0.38	0.36	0.36

(1) Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized but are tested for impairment at least annually as well as on an adoption of the new standard. The effect of this change is to increase earnings by $32.4 million or $0.27 per share for the twelve month period.

(2) Fiscal 2000 has been restated to reflect the Corporation's Sports and Entertainment segment as a discontinued operation.

(3) Fiscal 2002 includes a $15.0 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions, and a pre-tax provision for rationalization in Molson Canada for $50.0 million.

(4) Fiscal 2001 includes a $25.5 million reduction in future income tax liabilities.

(5) Fiscal 2000 includes pre-tax provisions for rationalization in Molson Canada for $224.0 million, a $27.5 million provision for real estate losses offset in part by a gain of $25.9 million relating to the CTV Sports Net transaction.

(6) After a 2-for-1 stock split which took effect in September 2001.

Quarterly:
(Dollars in millions except per share amounts)

	March 31 2002 [1]	Dec. 31 2001 [1]	Sept. 30 2001 [1]	June 30 2001 [1]	March 31 2001	Dec. 31 2000	Sept. 30 2000	June 30 2000
Sales and other revenues	619.3	692.4	760.2	758.9	552.3	588.5	664.5	678.1
Earnings from continuing operations before provisions for rationalization and non-recurring items	32.5	45.0	61.9	53.6	17.6	25.3	36.1	32.7
Earnings from continuing operations	32.5	45.0	61.9	35.1[2]	17.6	50.8[3]	36.1	32.7
Earnings (loss) from discontinued operations	-	-	2.0	-	0.9	(1.2)	(2.8)	(0.2)
Net earnings	32.5	45.0	63.9	35.1	18.5	49.6	33.3	32.5
Earnings per share from continuing operations [4]	0.27	0.38	0.52	0.29	0.15	0.43	0.30	0.28
Earnings per share [4]	0.27	0.38	0.54	0.29	0.16	0.42	0.28	0.28

(1) *Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized but are tested for impairment at least annually as well as on an adoption of the new standard. The effect of this change is to increase earnings by $8.1 million, or $0.07 per share for each quarter.*

(2) *The June 30, 2001 quarter includes a $15.0 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions and a pre-tax provision for rationalization in Molson Canada for $50.0 million.*

(3) *The December 31, 2000 quarter includes a $25.5 million reduction in future income tax liabilities resulting from the enactment of future tax rate reductions.*

(4) *After a 2-for-1 stock split which took effect in September 2001.*

Dividend Policy

The Corporation has paid dividends every year since it became a public company in 1945. The Board of Directors determines dividend levels on the basis of a number of factors, including current and projected net earnings, investment spending requirements and the Corporation's overall financial position.

The holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared. Dividends paid to shareholders totalled $45.4 million in fiscal 2002.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the Corporation's directors in fiscal 2002, and the period during which each director has served on the board of directors, are as follows:

Name and Municipality of Residence	Principal Occupation	Nature of Activities	Director Since
Dr. L.I. Barber Regina Beach, Saskatchewan	Corporate Director	Corporate Director	1978
M.W. Barrett London, England	Group Chief Executive Barclays	Banking	1992
L. Beauregard Montreal, Quebec	Chairman and Chief Executive Officer, NATIONAL Public Relations Inc.	Public Relations	1997
J. Beliveau Longueuil, Quebec	Corporate Director	Corporate Director	1978
Dr. F. Bellini Mount Royal, Quebec	Chairman Picchio International	Biotechnology	1997
D.W. Colson London, England	Vice Chairman Hollinger International Inc.	Newspaper & Magazine Publisher	1997
D. G. Drapkin Alpine, New Jersey	Vice Chairman, MacAndrews & Forbes Holdings Inc.	Diversified Holding	1998
E.H. Molson Westmount, Quebec	Chairman of the Board, Molson Inc.	Brewing	1974
R.I. Molson London, England	Deputy Chairman of the Board Molson Inc.	Brewing	1996
S.T. Molson Westmount, Quebec	President and Member of the Board, The Molson Foundation	Foundation	1988
D. J. O'Neill Westmount, Quebec	President and Chief Executive Officer, Molson Inc.	Brewing	1999
H. S. Riley Winnipeg, Manitoba	Director, Investors Group Inc.	Financial Institution	1999

The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

Non-Director Senior Officers

The names and municipalities of residence of the non-director senior officers of the Corporation as at March 31, 2002, and the position and principal occupation of each in the Corporation are as follows:

Name and Municipality of Residence	Principal Occupation
R. Coallier St-Lambert, Quebec	Executive Vice President and Chief Financial Officer
B. Cormier Nun's Island, Quebec	Senior Vice President, Human Resources
R. Doin Mount Royal, Quebec	President, Molson Canada, Quebec / Atlantic Region
M. Downey Toronto, Ontario	President, Molson Canada, Ontario/West Region
M. Giguère Montreal, Quebec	Senior Vice President, Chief Legal Officer and Secretary
P.L. Kelley Beaconsfield, Quebec	Senior Vice President, International Brewing Strategy
D. J. O'Neill Westmount, Quebec	President and Chief Executive Officer
D. Perkins Littleton, Colorado	President, Molson USA
G. Wade Beaconsfield, Quebec	Senior Vice President, Quality Brewing

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by the Corporation or the organizations indicated under "Principal Occupation" except: M. W. Barrett who, prior to 1999 was Chairman of Bank of Montreal and prior to February 1999 was Chairman and Chief Executive Officer of Bank of Montreal; R Coallier who prior to May 29, 2000 was Chief Financial Officer of C-MAC Industries; B. Cormier who prior to November 19, 2001 was Vice President, Human Resources with Bombardier Aerospace, de Havilland Division; M. Downey, who was President & COO of Skydome from June 1999 to January 2000 and from January 1995 to June 1999 was Vice President Sales and Marketing, Maple Leaf Sports & Entertainment; M. Giguère who, prior to August 1999 was Senior Vice President, Corporate Affairs and General Secretary, The Montreal Exchange and prior to October 1997 was a partner of the law firm Fasken Martineau Dumoulin; R. I. Molson who, prior to January 1998 was Managing Director, Credit Suisse First Boston; D. J. O'Neill who, from January 1998 to March 1999 was Executive Vice President of H. J. Heinz Company, and from 1997 to 1998 was President of Campbell Soup Company; G. Wade, who prior to March 26, 2001, was Corporate Vice President and Vice President R&D/QA/Engineering/Safety and Purchasing with Vlasic Foods International; F. Bellini who, prior to May 2001 was Chairman & CEO as well as co-founder of BioChem Pharma Inc.; H.S. Riley who, prior to May 2001 was President and CEO of Investors Group Inc.

As of May 7, 2002, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 63.94% of the outstanding 22,999,434 Class "B" common shares of the Corporation. Included as part of these holdings were 4,800,000 Class "B" common shares beneficially owned by Mr. E.H. Molson through his associate Lincolnshire Holdings Ltd.; 3,200,000 Class "B" common shares controlled by Mr. E.H. Molson through Pentland Securities (1981) Inc., an associate of Messrs. E.H. Molson and S.T. Molson; 2,000,000 Class "B" common shares beneficially owned by Mr. S.T. Molson through his associate Nooya Investments Ltd.; 2,407,200 Class "B" common shares held by the Estate of the late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are trustees; and 2,300,000 Class "B" common shares beneficially owned by a corporation controlled by R. Ian Molson, through his associate The Swiftsure Trust.

During fiscal 2002, the Corporation had an Executive Committee whose members were Messrs. M. Barrett, E.H. Molson, R.I. Molson and D.J O'Neill. The Corporation also has an Audit and Finance Committee whose members during fiscal 2002 were Dr. L.I. Barber, Dr. F. Bellini and Messrs. M. Barrett, D. Colson and R.I. Molson.

DISCONTINUED OPERATIONS

Sports and Entertainment

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadians and the Molson Centre. The Corporation received $190 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business.

Retail

On October 25, 1999, the Corporation completed a transaction to sell the business operations of Beaver Lumber to Home Hardware Stores Limited ("Home Hardware") of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million in cash and debt. In December 2001, Home Hardware repaid the outstanding note receivable of $34.8 million, together with accrued interest of $4.3 million, for total proceeds of $39.1 million in the year.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, and interest of insiders in material transactions where applicable, is contained in the Corporation's Management Proxy Circular for the year ended March 31, 2001, and for the year ended March 31, 2002 in respect of the annual meeting held on June 19, 2002.

Additional information is provided in the Corporation's 2001 Annual Report to shareholders, and for the year ended March 31, 2002 in the Corporation's 2002 Annual Report to shareholders.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5 a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference herein, a copy of the comparative financial statements of the Corporation for its fiscal year ended March 31, 2002 together with the accompanying report of the auditors and a copy of any interim financial statements of the Corporation subsequent to such financial statements and/or copy of the Management Proxy Circular. The Corporation may require the payment of a reasonable charge before providing such documents to a person whom is not a shareholder. If the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, the Corporation will provide to any person (without charge), upon request to the Secretary of the Corporation, any of the documents referred to above and/or copy of any other document not referred to above that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

Information on the history of Molson, the brewing process in general and Molson's press releases can be obtained on the Internet at **http://www.molson.com.**

Exhibit 22

File no. 82-2954

Q1




MOLSON

Delivering on Commitments

Report to Shareholders
for the first quarter ended June 30, 2002

Message to Shareholders

Molson's performance in the first quarter of Fiscal 2003 reflects its ongoing commitment to delivering profitable growth, increased market share in core brands and enhanced operational performance. Delivering on these commitments will further substantiate the Corporation's position as one of the top performing beer companies in the world.

For the first quarter of Fiscal 2003, net sales revenue totalled $687 million, 21% higher than the previous fiscal year, despite softer beer markets in Canada and Brazil. Both greater revenue from Molson's operations in Canada and the consolidation of Kaiser contributed to this performance. More specifically, net sales revenue from Brazil reached $119 million, up more than five-fold over the same period last year.

Molson exceeded its first quarter operating profit target, delivering 25% quarterly growth versus last year as a result of its sustained efforts in driving cost efficiencies throughout operations. This growth stemmed from the consolidation of the Kaiser operations in Brazil, cost improvements in Canada under Project 150, as well as price increases that were taken over the last 12 months.

Net earnings for the quarter reached $102 million or $0.80 per share, up substantially from the same period last year. These earnings included a gain on the sale of 20% of Molson's Brazilian operations to Heineken and a provision for rationalization costs related to plant closures in Brazil. Excluding such non-recurring items, comparable net earnings for the quarter totalled $71 million or $0.56 per share, a 32% increase over the same period last year.

Total beer volume increased by 54% to 5.8 million hectolitres, whereas volume in Canada decreased by 2.8%, reflecting the overall category decline and a slight drop in market share. However, when compared to the first quarter of last year, Molson's core brands gained 1.5% market share in Canada.

The Board of Directors approved a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2002 to shareholders of record at the close of business on September 13, 2002.

Faced with the prospect of continued currency and market volatility over the coming months, the Corporation's continued focus on operational and financial performance will be key in its ability to deliver sustainable long term return to shareholders.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

July 24, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three months ended June 30, 2002 in comparison with the three month period ended June 30, 2001, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2003 First Quarter Highlights

- Net sales revenue up 21% to $687.0 million
- Total beer volume up 54% with volume in Canada down 2.8%
- Core brand market share in Canada up 1.5%
- Net earnings increased from $35.1 million to $101.5 million
- Net earnings per share increased from $0.29 per share to $0.80 per share
- Comparable operating profit (EBIT) up 25% to $129.7 million (i)(ii)
- Comparable net earnings up 32% to $70.8 million (i)(ii)
- Comparable net earnings per share up 24% to $0.56 from $0.45 per share (i)(ii)
- Cash flow from operations increased 13% to $92.3 million
- Cash flow per share from operations increased 6% to $0.72 per share

(i) Comparable net earnings exclude the gain on sale of 20% of Molson's operations in Brazil, the after-tax rationalization provision of $41.9 million recorded in fiscal 2003 relating primarily to Brazil plant closures, the $33.5 million provision for the Regina plant closure recorded in the first quarter of fiscal 2002 and a non-cash $15.0 million reduction in income tax expense recorded in the prior year to reflect changes in enacted future income tax rates.

(ii) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

OVERVIEW

Three months ended June 30, 2002 and 2001 *(Dollars in millions, except per share information)*	2002	2001
Sales and other revenues [(i)]	**968.5**	758.9
Brewing excise and sales taxes	**281.7**	193.1
	686.8	565.8
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	**148.6**	117.8
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization	**63.5**	50.0
EBITDA [(i)]	**149.3**	67.8
Amortization of property, plant and equipment	**18.9**	14.1
Earnings before interest and income taxes (EBIT)	**130.4**	53.7
Net interest expense	**24.3**	18.8
Income tax expense (recovery)	**12.7**	(0.2)
Net earnings before minority interest	**93.4**	35.1
Minority interest	**(8.1)**	-
Net earnings	**101.5**	35.1
Basic net earnings per share	**0.80**	0.29
Diluted net earnings per share	**0.78**	0.29
Cash flow from operations	**92.3**	81.8
Cash flow per share from operations		
Basic	**0.72**	0.68
Diluted	**0.71**	0.67
Dividends per share	**0.10**	0.09
Outstanding shares	**127.0**	119.6
Weighted average outstanding shares		
Basic	**127.5**	119.6
Diluted	**130.2**	121.8

(i) Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the quarter ended June 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.

For the first quarter ending June 30, 2002, net sales revenues increased 21% to $686.8 million compared to $565.8 million for the same period last year. The increase is comprised primarily of a 5% revenue increase in Molson's operations in Canada and the consolidation of Kaiser in fiscal 2003. Brewing volume increased by 54% to 5.8 million hectolitres with the volume from Kaiser's operations offsetting the lower volumes in Canada in the current quarter.

Net earnings for the three months ended June 30, 2002 were $101.5 million compared to $35.1 million for the three months ended June 30, 2001. The current year's earnings include a gain on sale of 20% of Molson's operations in Brazil of $64.2 million, a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million. The prior year's quarter includes rationalization costs in relation to the plant closure in March 2002 of Molson's Regina brewery as well as a non-cash $15.0 million reduction of future tax liabilities resulting from enactment of future tax rate reductions. As a result, earnings per share for the first quarter increased to $0.80 per share from $0.29 per share compared to the same period last year.

Comparable net earnings for the quarter, excluding the gain on sale of $64.2 million, the charge for rationalization costs in both quarters and the $15.0 million tax recovery recorded in fiscal 2002, increased by 32% to $70.8 million or $0.56 per share compared to $53.6 million or $0.45 per share in fiscal 2002.

The table below shows Molson's comparable net earnings and earnings per share for the three months ended June 30, 2002 and 2001.

	Net earnings for the three months ended June 30		Net earnings per share for the three months ended June 30	
(Dollars in millions, except per share information)	**2002**	2001	**2002**	2001
Net earnings	**101.5**	35.1	**0.80**	0.29
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	**(64.2)**	-	**(0.50)**	-
Provisions for rationalization	**41.9**	33.5	**0.33**	0.28
Minority interest impact on Brazil rationalization provision	**(8.4)**	-	**(0.07)**	-
Tax adjustment related to changes in enacted future tax rates	-	(15.0)	-	(0.12)
Comparable net earnings	**70.8**	53.6	**0.56**	0.45

The provision for income taxes for the three months ended June 30, 2001 includes a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets. In addition, for the three months ended June 30, 2002, the effective tax rate on comparable net earnings, excluding the tax recoveries of $21.6 million and $16.5 million relating to the provisions for rationalization in fiscal 2003 and 2002 respectively, was 32.5% compared with 36.9% last year. The decrease is largely attributable to the mix of earnings primarily between Canada and Brazil and reduced statutory tax rates in Canada.

Net interest expense for the quarter was $24.3 million which was $5.5 million higher than the same period last year reflecting the increase in net debt resulting from the Kaiser acquisition in Brazil compared to the same period a year ago.

Cash flow from operations, for the three months ended June 30, 2002 increased by 13% to $92.3 million, compared to $81.8 million for the same period last year. Cash used for working capital in the current quarter relates to higher accounts receivable amounts in Canada and Brazil, lower accounts payable due to the timing of payments, and an increase in funding in the current fiscal year of Canadian income taxes on higher brewing earnings when compared to last year which was partially reduced by the utilization of tax losses last year from the Corporation's former business segment - Sports and Entertainment.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 100% of both Cervejarias Kaiser Brazil, S.A. ("Kaiser"), which was acquired on March 18, 2002 and of Bavaria S.A until April 17, 2002 and 80% of both thereafter reflecting the sale of 20% of Molson's Brazilian operations to Heineken N.V.; 49.9% of Coors Canada (results proportionately consolidated) and, effective January 2001, a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenues increased by 21% to $686.8 million reflecting increased sales revenues in Canada as well as the contributions in the current quarter from Molson's operations in Brazil. Operating profit of $129.7 million for the three months ended June 30, 2002, before the gain on sale of 20% of Molson's Brazilian operations to Heineken N.V. and the provisions for rationalization in both quarters, was 25% higher than the same period a year ago on a comparable basis. This increase is attributable to the combined impact of consumer price increases in Canada, the impact of the Kaiser operations operating profit as well as the benefits from previously announced cost reduction programs.

The following table details certain financial information by business unit:

	Sales and Other Revenues		Net Sales Revenues		EBITDA		EBIT	
Three months ended June 30 (Dollars in millions)	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**717.8**	692.1	**546.9**	522.9	**136.8**	114.8	**123.9**	102.4
Brazil [(i)]	**225.9**	42.9	**119.0**	23.4	**12.4**	2.3	**6.4**	0.6
United States	**24.8**	23.9	**20.9**	19.5	**(0.6)**	0.7	**(0.6)**	0.7
Totals before non-recurring items	**968.5**	758.9	**686.8**	565.8	**148.6**	117.8	**129.7**	103.7
Gain on sale of 20% of Brazilian operations	-	-	-	-	**64.2**	-	**64.2**	-
Provisions for rationalization	-	-	-	-	**(63.5)**	(50.0)	**(63.5)**	(50.0)
Consolidated	**968.5**	758.9	**686.8**	565.8	**149.3**	67.8	**130.4**	53.7

(i) Results for the quarter ended June 30, 2002 include 100% of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the quarter ended June 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three months ended June 30, 2002 and 2001.

Volume *(Hectolitres in millions)*	**2002 Estimated**	2001 Actual
Industry volume in Canada	**5.7**	5.8
Molson (Canada)	**2.5**	2.6
Molson production for shipment to the United States	**0.5**	0.6
Brazil	**2.8**	0.6
Total Molson volume	**5.8**	3.8

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Estimated industry sales volume in Canada, including sales of imported beer, during the quarter ended June 30, 2002 decreased by 2.7% compared to the same period last year to approximately 5.7 million hectolitres. Molson's volume in Canada has correspondingly decreased 2.8% to 2.5 million hectolitres during the same period. The decreases occurred primarily in the provinces of Québec and Ontario and primarily reflect inclement weather conditions when compared to the prior year.

Canada

Net sales and other revenues increased by 5% to $546.9 million despite the overall volume declines reflecting increased selling prices. Operating profit increased 21% to $123.9 million for the three months ended June 30, 2002 before last year's provision for the Regina plant closure. This increase is attributable to the combined impact of consumer price increases and the benefits from certain cost reduction initiatives.

Molson Canada's Estimated Market Share (%)

Three months ended June 30	**2002 Estimated**	2001 Actual
Including sales of imports:		
Canada	**44.8**	44.9
Québec/Atlantic	**42.4**	42.8
Ontario/West	**46.1**	46.1

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the first three months of the current fiscal year declined marginally to 44.8%. Core brands continue to perform well with a share increase of 1.5% on a national basis. However, in the Québec/Atlantic region, the total share declined as a result of the intense levels of competitive tactical marketing and trade programs in the Québec super premium and discount beer segments. The Ontario/West region remained flat at 46.1% market share reflecting Molson's strategy of a disciplined pursuit of profitable share growth despite strong competitor programs. In addition, a realignment of

assets in Western Canada lead to beer supply issues which are being addressed by a dedicated team and progress has been made.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil, for $1,136.3 which includes transaction costs and net of cash acquired. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations, which included 20% of both Kaiser and Bavaria, to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million, which was recorded in the current three-month period ended June 30, 2002. The transactions are subject to approval by the Brazilian competition authorities.

Although Bavaria experienced a decrease in volume due to the transition to the Coca-Cola distribution network, total sales volume for the three-month period was 2.8 million hectolitres compared to 0.6 million hectolitres for the same period last year reflecting the Kaiser acquisition.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian Reias and the equivalent in Canadian dollar amounts:

Brazil	**2002**		2001	
Three months ended June 30 *(Dollars in millions)*	**BRL**	**CAD**	BRL	CAD
Sales and Other Revenues	**360.0**	**225.9**	63.8	42.9
Net Sales Revenues	**190.0**	**119.0**	34.8	23.4
EBITDA (i)	**20.7**	**12.4**	3.7	2.3
EBIT (i)	**11.1**	**6.4**	0.9	0.6

(i) Results for the three months ended June 30, 2002 are before the gain on sale of 20% of Molson's Brazilian operations of $64.2 million and the rationalization provision of $63.5 million.

On June 20, 2002, Molson announced certain initiatives to achieve its comittment to deliver synergies and cost reductions over the next three years in Brazil. These intiatives included the closure of two Bavaria plants and one Kaiser plant due to strategic geographic considerations as well as modifications of the Ribeirao Preto plant to specialize in the production of beer in cans. Both the Bavaria and Kaiser brands are now being produced throughout the complete production network. As a result, Molson recorded a rationalization provision relating to the Bavaria costs of $63.5 million which includes primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas-AmBev.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United Sates focused on clear operating objectives and a well-defined brand portfolio – Canadian, Canadian Light, Golden and Molson Ice. Molson USA is responsible for the marketing and distribution of these brands with Coors providing the sales, distribution and administrative support.

Molson's volume in the United States during the three month period ended June 30, 2002 declined 4% compared with a decline of 21% in the same period last year. Although noticeable progress has been achieved, the Corporation's primary objective remains to halt the volume

decline and to return Molson to a strong position in the growing U.S. import market. Accordingly, Molson USA has introduced new advertising campaigns to reposition its brands with American consumers with positive trends being realized specifically with volume growth of 31% for the CANADIAN trademark in the period when compared to the same period last year.

The following table summarizes the operating results of Molson's business in the United States in U.S. dollars and the equivalent Canadian dollar amounts:

United States	**2002**			2001		
Three months ended June 30 *(Dollars in millions)*	**USD**	**CAD**	**Molson 50.1% Share CAD**	USD	CAD	Molson 50.1% Share CAD
Sales and Other Revenues	**31.9**	**49.5**	**24.8**	31.0	47.7	23.9
Net Sales Revenues	**26.9**	**41.8**	**20.9**	25.4	38.9	19.5
EBITDA	**(0.8)**	**(1.2)**	**(0.6)**	0.9	1.4	0.7
EBIT	**(0.8)**	**(1.2)**	**(0.6)**	0.9	1.4	0.7

Financial Condition and Liquidity

During the quarter, the Corporation received $333.9 million of net proceeds from Heineken N.V. for the sale of 20% of its Brazilian operations. Under the terms of the Corporation's credit agreement, $200.0 million of the proceeds were used to permanently reduce the 18-month bridge loan to $300.0 million on June 21, 2002. The remainder of the proceeds were used to reduce a portion of the Corporation's borrowings on the three-year revolving facility, under which borrowings cannot exceed $625.0 million. At the end of the quarter, $140.0 million was drawn on this facility.

The Corporation will, where possible, reduce borrowings on the revolving facility throughout the year and fund working capital requirements with cash generated from operations. The $150.0 million debenture due on March 11, 2003 will be refinanced with existing credit facilities or external debt market capital.

On June 7, 2002, Dominion Bond Rating Service confirmed Molson Inc. and Molson Canada's ratings at A (low) and A respectively, both with a stable trend.

Impact of New Accounting Pronouncements

Effective with the current fiscal year commencing April 1, 2002, Molson has adopted the new accounting pronouncements of the *CICA Handbook* section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Further details are provided in notes 1 and 4 to the consolidated financial statements.

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

OTHER

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares in the months of May and June, 2002, at prices ranging between $34.55 and $38.16 per share. The aggregate shares that were repurchased represented approximately 0.9% of the total outstanding shares. The total number of Class "A" and Class "B" shares outstanding at June 30, 2002 were 126,979,091. The share buy-back is consistent with the Corporation's objective to negate the dilution impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2002 to shareholders of record at the close of business on September 13, 2002.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

Three months ended June 30, 2002 and 2001 *(Dollars in millions, except per share amounts)*	2002	2001
Sales and other revenues	**$ 968.5**	$ 758.9
Brewing excise and sales taxes	**281.7**	193.1
	686.8	565.8
Costs and expenses		
Cost of sales, selling and administrative costs	**538.2**	448.0
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization (note 2)	**63.5**	50.0
	537.5	498.0
Earnings before interest, income taxes and amortization	**149.3**	67.8
Amortization of property, plant and equipment	**18.9**	14.1
Earnings before interest and income taxes	**130.4**	53.7
Net interest expense	**24.3**	18.8
Earnings before income taxes	**106.1**	34.9
Income tax expense (recovery)	**12.7**	(0.2)
Net earnings before minority interest	**93.4**	35.1
Minority interest	**(8.1)**	-
Net earnings	**$ 101.5**	$ 35.1
Net earnings per share		
Basic	**$ 0.80**	$ 0.29
Diluted	**$ 0.78**	$ 0.29

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Three months ended June 30, 2002 and 2001 *(Dollars in millions)*	2002	2001
Retained earnings – beginning of year	**$ 460.3**	$ 328.1
Net earnings for the current period	**101.5**	35.1
Dividends	**(12.8)**	(10.8)
Excess of share repurchase price over weighted-average stated capital (note 6)	**(37.7)**	-
Retained earnings – end of period	**$ 511.3**	$ 352.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**June 30 2002**	June 30 2001	March 31 2002
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current assets			
Cash and short-term investments	**35.3**	25.0	71.0
Accounts receivable	**246.9**	170.3	192.1
Inventories	**179.3**	155.8	183.5
Prepaid expenses	**52.8**	52.5	55.2
Current assets of discontinued operations	**5.2**	38.3	8.4
	519.5	441.9	510.2
Investments and other assets	**110.4**	92.2	122.5
Property, plant and equipment	**1,045.1**	852.4	1,186.5
Intangible assets (note 5)	**2,427.6**	1,518.4	2,671.7
Non-current assets of discontinued operations	**30.1**	329.4	30.1
	$ 4,132.7	$ 3,234.3	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 470.1**	$ 384.8	$ 508.7
Provision for rationalization costs	**61.5**	58.3	46.3
Taxes payable	**167.5**	149.9	153.9
Dividends payable	**12.8**	10.8	12.0
Deferred income taxes	**106.3**	50.5	91.9
Current portion of long-term debt	**44.9**	-	58.9
Current liabilities of discontinued operations	**8.4**	8.3	3.8
	871.5	662.6	875.5
Long-term debt	**1,353.0**	1,109.3	1,687.2
Deferred gain	**43.2**	49.3	44.7
Deferred liabilities	**225.1**	76.7	288.0
Deferred income taxes	**335.5**	360.7	348.4
Minority interest	**185.1**	-	-
Non-current liabilities of discontinued operations	**102.1**	168.5	103.3
	3,115.5	2,427.1	3,347.1
Shareholders' equity			
Capital stock	**713.6**	478.0	719.4
Retained earnings	**511.3**	352.4	460.3
Unrealized translation adjustments	**(207.7)**	(23.2)	(5.8)
	1,017.2	807.2	1,173.9
	$ 4,132.7	$ 3,234.3	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

Three months ended June 30, 2002 and 2001 *(Dollars in millions, except per share amounts)*	2002	2001
Operating activities		
Net earnings	**$ 101.5**	$ 35.1
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization (note 2)	**63.5**	50.0
Amortization of property, plant and equipment	**18.9**	14.1
Deferred income taxes	**0.7**	(19.1)
Minority interest	**(8.1)**	-
Other	**(20.0)**	1.7
Cash provided from operations	**92.3**	81.8
Used for working capital	**(96.3)**	(14.5)
Rationalization costs	**(9.7)**	(2.8)
Cash provided from (used for) operating activities	**(13.7)**	64.5
Investing activities		
Proceeds from sale of 20% of operations in Brazil	**333.9**	-
Additions to property, plant and equipment	**(8.6)**	(2.0)
Additions to investments and other assets	**(0.6)**	(1.2)
Proceeds from disposal of investments and other assets	**9.8**	0.3
Cash provided from (used for) investing activities	**334.5**	(2.9)
Financing activities		
Reduction in long-term debt	**(327.2)**	(95.1)
Securitization of accounts receivable	**28.0**	-
Shares repurchased (note 6)	**(44.5)**	-
Cash dividends paid	**(12.0)**	(10.7)
Cash used for financing activities	**(355.7)**	(105.8)
Decrease in net cash from continuing operations	**(34.9)**	(44.2)
Increase (decrease) in net cash from discontinued operations	**6.5**	(6.3)
Decrease in net cash	**(28.4)**	(50.5)
Effect of exchange rate changes on cash	**(7.3)**	-
Net cash, beginning of period	**71.0**	76.9
Net cash, end of period	**$ 35.3**	$ 26.4
Net cash consists of:		
Cash and cash equivalents	**$ 35.3**	$ 25.0
Cash and cash equivalents of discontinued operations	**-**	1.4
Net cash, end of period	**$ 35.3**	$ 26.4
Cash flow per share provided from operations		
Basic	**$ 0.72**	$ 0.68
Diluted	**$ 0.71**	$ 0.67

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period the employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2. Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

(Dollars in millions, except per share amounts)

Note 3. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

Three months ended June 30	**2002**	2001
Net earnings	**$ 101.5**	$ 35.1
Weighted average number of common shares outstanding – (millions)		
Weighted average number of common shares outstanding – basic	**127.5**	119.6
Effect of dilutive securities	**2.7**	2.2
Weighted-average number of common shares outstanding – diluted	**130.2**	121.8

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares ("common shares"). During the first quarter of fiscal 2003 options to purchase 686,000 (120,000 – fiscal 2002) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective quarter.

Note 4. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options generally vest over a period of three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At June 30, 2002, there were 5,659,884 options outstanding and 2,601,070 options available for future grants. During the first quarter, the Corporation granted 746,200 stock options at exercise prices ranging between $33.82 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the three month period ended June 30, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

Note 4. Stock-Based Compensation (cont'd)

Three months ended June 30, 2002 *(Dollars in millions, except per share amounts)*	**2002**
Net earnings as reported	$ **101.5**
Net earnings – pro forma	$ **100.7**
Net earnings per share as reported	$ **0.80**
Basic earnings per share – pro forma	$ **0.79**
Diluted earnings per share	$ **0.78**
Diluted earnings per share – pro forma	$ **0.77**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the quarter: dividend yield of 2.0 percent; expected volatility of 24.0 percent, risk-free interest rate of 5.1 percent; and an expected life of 6.0 years. The weighted average fair value of options granted in the current quarter is $9.87 per share and would be amortized over the vesting period.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2002 Annual Report.

The Corporation also has an employee share ownership plan ("MESOP") for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $0.1 was charged to earnings in the three month period ended June 30, 2002.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of June 30, 2002, 134,629 DSU's are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the three months ended June 30, 2002, $0.2 was charged to earnings.

(Dollars in millions, except per share amounts)

Note 5. Intangible Assets

Included in intangible assets is goodwill of $198.0 and brand names of $2,229.6.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

Note 6. Capital Stock

During the three month period ended June 30, 2002, the Corporation repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares at prices ranging between $34.55 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at June 30, 2002 was 126,979,091. Of the total amount of $44.5 repurchased, $6.8 was charged to capital stock based on the weighted-average stated capital with the excess of $37.7 being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups.

	Canada		Brazil		United States		Consolidated	
Three months ended June 30	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues from external customers	**717.8**	692.1	**225.9**	42.9	**24.8**	23.9	**968.5**	758.9
Inter-segment revenues	**11.8**	10.3	**-**	-	**-**	-	**11.8**	10.3
EBIT	**123.9**	52.4 (i)	**7.1 (ii)**	0.6	**(0.6)**	0.7	**130.4**	53.7
Assets	**2,535.7**	2,544.9	**1,394.8**	153.7	**166.9**	168.0	**4,097.4**	2,866.6
Amortization of capital assets	**12.9**	12.4	**6.0**	1.7	**-**	-	**18.9**	14.1
Additions to capital assets	**1.7**	1.4	**6.9**	0.5	**-**	0.1	**8.6**	2.0

(i) Includes a provision for rationalization of $50.0.
(ii) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 8. Discontinued Operations

Sales and other revenues for the three months ended June 30, 2001 were $10.7 million. The net losses of the Sports and Entertainment business for the three month period were included in the gain on disposal which was recorded in the second quarter of fiscal 2002. Cash provided from discontinued operations of $6.5 ($6.3 use of cash in fiscal 2002) was from operating activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Exhibit 23

File no. 82-2954

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MOLSON INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [1]

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MOLSON INC.

GIVEN NAMES:

NO.: 1555 STREET: Notre-Dame East APT:

CITY: Montreal

PROV.: Quebec POSTAL CODE: H2L 2R5

BUSINESS TELEPHONE NUMBER: 514 - 590 - 6330

BUSINESS FAX NUMBER: 514 - 590 - 6358

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [✓] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] MANITOBA
- [✓] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [✓] QUEBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class 'A' Non-Voting Shares	0	May/June 2002	10	1,100,000		Ave. $36.98		1,100,000	1	
	1,100,000	17-06-02	38		1,100,000			0		
Class 'B' Common Shares	0	May/June 2002	10	100,000		Ave. $37.60		100,000	1	
	100,000	17-06-02	38		100,000			0		

ATTACHMENT [✓] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Above shares were purchased and cancelled under a Normal Course Issuer Bid (effective Dec. 14/01 to Dec. 13/02).
See attached trade schedule for details.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Per Nathalie Delisle for MOLSON INC.

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 29-08-02

BCSC 55-102F6 Rev. 2/01/8/28 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregated nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
600 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

BCSC 55-102F6 (Reverse) Rev. 2001/6/26

MOLSON INC.

1555 Notre-Dame Street East, Montreal (Quebec) H2L 2R5

Normal Course Issuer Bid

Trade Date	Settlement Date	Symbol: MOL.A CLASS 'A' NON-VOTING SHARES Number of Shares	Class A Price	Total	Symbol: MOL.B CLASS 'B' COMMON SHARES Number of Shares	Class B Price	Total
07-May	10-May	49,500	$36.7889	$1,821,050.55			
08-May	13-May				100,000	$37.600	$3,760,000.00
08-May	13-May	135,000	$37.6000	$5,076,000.00			
13-May	16-May	100,000	$38.1605	$3,816,050.00			
21-May	24-May	75,100	$37.3096	$2,801,950.96			
22-May	27-May	76,800	$36.9761	$2,839,764.48			
23-May	28-May	50,000	$36.9800	$1,849,000.00			
MAY MTD		486,400	$37.426	$18,203,815.99	100,000	$37.600	$3,760,000.00
29-May	04-Jun	263,500	$36.6384	$9,654,218.40			
31-May	05-Jun	29,100	$36.6173	$1,065,563.43			
05-Jun	10-Jun	103,100	$37.9855	$3,916,305.05			
06-Jun	11-Jun	50,000	$37.5000	$1,875,000.00			
07-Jun	12-Jun	110,000	$36.0000	$3,960,000.00			
12-Jun	17-Jun	57,900	$34.5500	$2,000,445.00			
JUNE MTD		613,600	$36.6224	$ 22,471,531.88	0	$0.00	$0.00
TOTAL		1,100,000	$36.9776	$ 40,675,347.87	100,000	$37.600	$ 3,760,000.00

Source: Carole Gagnon, Molson Inc.
Tel.: (514) 590-6338

June 30/02

Exhibit 24

File no. 82-2954

Q2




MOLSON

Delivering on Commitments

Report to Shareholders
for the second quarter ended September 30, 2002

Message to Shareholders

Molson delivered 26% quarterly EBIT growth versus last year, achieving $145.0 million, its highest quarterly level in history. The consolidation of Kaiser operations in Brazil, the continued focus on Project 150 in Canada, volume growth in Canada, as well as a favourable pricing environment in the last 12 months were drivers of this quarterly performance.

Total net sales revenue for the quarter ended September 30, 2002 rose by 22% to $685.6 million, as a result of a higher revenue in Canada and the consolidation of Kaiser. Total Molson volume increased by 52%, to 5.8 million hectolitres, buoyed by a threefold volume lift from Brazil and a 2.4% jump in Canada over last year. Molson's core brands continued to perform well, gaining 0.7% market share on a national basis, while its total market share in Canada slipped to 44.6%, down 0.5% over the corresponding period last year.

Faced with an increasingly challenging Brazilian economic environment, the Corporation developed initiatives to insulate operations against adverse currency fluctuations such as a U.S. currency hedging program. Consequently, the Corporation has a fully hedged position to the end of January 2003 and a heavily hedged position to March 2003 at an average rate slightly above 3 Real to the U.S. dollar.

Quarterly net earnings from continuing operations reached $83.3 million, 35% higher than the previous year. Earnings per share increased 27% to $0.66 per share.

The Corporation reduced its long term debt by $136 million; this was made possible by a strong 45% growth in cash flow from operations, before changes in working capital and rationalization spending.

The Board of Directors approved a 10% increase in quarterly dividend. The new $0.11 per share dividend will be paid on January 1, 2003 to Class "A" non-voting and Class "B" common shareholders of record at the close of business on December 13, 2002.

As the Corporation heads into the second half of its fiscal year, it will continue to focus on financial and operational performance and increasingly turn its sights on further building core market share in all units as a means of delivering sustainable long term return to shareholders.

Eric H. Molson	Daniel J. O'Neill
Chairman of the Board	President and Chief Executive Officer

November 6, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and six months ended September 30, 2002 in comparison with the equivalent periods ended September 30, 2001, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2003 Second Quarter Highlights

- Net sales revenue up 22% to $686 million
- Total beer volume up 52% with volume in Canada up 2%
- Core brand market share in Canada up 0.7%
- Operating profit (EBIT) up 26% to $145 million
- Net earnings increased 35% from $62 million to $83 million
- Net earnings per share increased 27% from $0.52 per share to $0.66 per share
- Cash flow from operations before working capital adjustments and rationalization spending increased 45% to $102 million
- Cash flow per share from operations before working capital adjustments and rationalization spending increased 36% to $0.80 per share
- Quarterly dividend increased 10% from $0.10 per share to $0.11 per share with effect on dividend payable January 1, 2003

OVERVIEW

(Dollars in millions, except per share information)	Three months ended September 30		Six months ended September 30	
	2002	2001	**2002**	2001
Sales and other revenues [i]	**953.3**	760.2	**1,921.8**	1,519.1
Brewing excise and sales taxes	**267.7**	196.0	**549.4**	389.1
Net sales revenues	**685.6**	564.2	**1,372.4**	1,130.0
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	**160.8**	129.0	**309.4**	246.8
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization	**–**	–	**63.5**	50.0
EBITDA [i]	**160.8**	129.0	**310.1**	196.8
Amortization of property, plant and equipment	**15.8**	14.2	**34.7**	28.3
Earnings before interest and income taxes (EBIT)	**145.0**	114.8	**275.4**	168.5
Net interest expense	**21.4**	16.5	**45.7**	35.3
Income tax expense	**40.2**	36.4	**52.9**	36.2
Net earnings before minority interest	**83.4**	61.9	**176.8**	97.0
Minority interest	**0.1**	–	**(8.0)**	–
Earnings from continuing operations	**83.3**	61.9	**184.8**	97.0
Earnings from discontinued operations	**–**	2.0	**–**	2.0
Net earnings	**83.3**	63.9	**184.8**	99.0
Basic net earnings per share				
Continuing operations	**0.66**	0.52	**1.45**	0.81
Discontinued operations	**–**	0.02	**–**	0.02
Total	**0.66**	0.54	**1.45**	0.83
Diluted earnings per share				
Continuing operations	**0.64**	0.51	**1.42**	0.80
Discontinued operations	**–**	0.02	**–**	0.02
Total	**0.64**	0.53	**1.42**	0.82
Cash flow from continuing operations	**101.9**	70.5	**194.2**	152.3
Cash flow per share from continuing operations	**0.80**	0.59	**1.53**	1.27
Dividends per share	**0.10**	0.09	**0.20**	0.18
Weighted average outstanding shares				
Basic	**127.1**	119.7	**127.3**	119.6
Diluted	**129.4**	122.0	**129.7**	121.8

[i] *Results for the three and six months ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and six months ended September 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.*

For the second quarter ended September 30, 2002, net sales revenues increased 22% to $685.6 million compared to $564.2 million for the same period last year. The increase is comprised primarily of a 9% revenue increase in Molson's operations in Canada and the consolidation of Kaiser in fiscal 2003. Brewing volume increased by 52% to 5.8 million hectolitres with the volume from Kaiser's operations combining with higher volumes in Canada in the current quarter.

Net earnings for the three months ended September 30, 2002 were $83.3 million compared to $63.9 million for the same period last year. Net earnings from continuing operations for the three months ended September 30, 2002 increased 35% to $83.3 million compared to $61.9 million for the three months ended September 30, 2001. Earnings per share from continuing operations increased 27% to $0.66 per share from $0.52 per share compared to the same period last year.

Net sales revenues for the six months ended September 30, 2002 increased 22% to $1,372.4 million. Brewing volume increased by 53% to 11.6 million hectolitres with volume in Brazil offsetting the marginally lower volume in Canada.

Net earnings for the six months ended September 30, 2002 were $184.8 million compared to $99.0 million for the same period last year. The current year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million. The prior year included rationalization costs relating to the Regina plant closure of $50.0 million, a non-cash $15.0 million reduction of future tax liabilities resulting from the enactment of future tax rate reductions as well as the gain on sale of the Corporation's discontinued Sports and Entertainment business in the amount of $2.0 million.

Comparable net earnings[i] from continuing operations for the six-month period, excluding the gain on sale of $64.2 million, the charge for rationalization costs in both six-month periods and the $15.0 million tax recovery recorded in fiscal 2002, were $154.1 or a 33% increase from $115.5 for the same period last year.

The table below shows Molson's comparable net earnings from continuing operations[i] and earnings per share from continuing operations for the six months ended September 30, 2002 and 2001.

	Net earnings for the six months ended September 30		Net earnings per share for the six months ended September 30	
(Dollars in millions, except per share information)	**2002**	2001	**2002**	2001
Net earnings from continuing operations	**184.8**	97.0	**1.45**	0.81
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	**(64.2)**	-	**(0.50)**	–
Provisions for rationalization	**41.9**	33.5	**0.33**	0.28
Minority interest impact on Brazil rationalization provision	**(8.4)**	–	**(0.07)**	–
Tax adjustment related to changes in enacted future tax rates	**–**	(15.0)	**–**	(0.12)
Comparable net earnings from continuing operations [i]	**154.1**	115.5	**1.21**	0.97

[i] Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

The effective tax rate for the three months ended September 30, 2002 was 32.5% compared to 37.0% last year. The decrease is largely attributable to reduced statutory tax rates in Canada and the mix of earnings primarily between Canada and Brazil. The provision for income taxes for the six months ended September 30, 2001 included a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets. The six month effective tax rate on comparable net earnings, excluding the $15.0 million tax rate reduction and the tax recoveries of $21.6 million and $16.5 million relating to the provisions for rationalization in fiscal 2003 and 2002 respectively, was also 32.5% compared with 37.0% last year.

Net interest expense for the quarter was $21.4 million which was $4.9 million higher than the same period last year reflecting the increase in net debt resulting from the Kaiser acquisition in Brazil. For the six months, interest expense was $45.7 million or $10.4 million higher than the same period last year.

Cash flow from operations before changes in working capital and rationalization spending for the three months ended September 30, 2002 increased by 45% to $101.9 million, compared to $70.5 million for the same period last year reflecting higher net earnings from continuing operations.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenues increased by 22% to $685.6 million in the current quarter reflecting the contributions from Molson's operations in Brazil as well as increased sales revenues in Canada. Operating profit of $145.0 million for the three months ended September 30, 2002, was 26% higher than the same period last year. This increase is attributable to the combined impact of consumer price and volume increases in Canada, the acquisition of Kaiser and inclusion of its operating profit as well as the benefits from previously announced cost reduction programs in Canada.

The following tables detail certain financial information by business unit:

	Sales and Other Revenues				Net Sales Revenues			
(Dollars in millions)	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**752.4**	695.0	**1,470.2**	1,387.1	**570.6**	523.2	**1,117.5**	1,046.1
Brazil [i]	**178.3**	43.8	**404.2**	86.7	**96.0**	23.2	**215.0**	46.6
United States	**22.6**	21.4	**47.4**	45.3	**19.0**	17.8	**39.9**	37.3
Consolidated	**953.3**	760.2	**1,921.8**	1,519.1	**685.6**	564.2	**1,372.4**	1,130.0

[i] Results for the three and six months ended September 30, 2002 include 100% of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and six months ended September 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.

(Dollars in millions)	EBITDA Three months ended September 30		EBITDA Six months ended September 30		EBIT Three months ended September 30		EBIT Six months ended September 30	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**154.5**	132.3	**291.3**	247.1	**143.0**	119.6	**266.9**	222.0
Brazil [i]	**8.2**	(1.1)	**20.6**	1.2	**3.9**	(2.6)	**10.3**	(2.0)
United States	**(1.9)**	(2.2)	**(2.5)**	(1.5)	**(1.9)**	(2.2)	**(2.5)**	(1.5)
Totals before non-recurring items	**160.8**	129.0	**309.4**	246.8	**145.0**	114.8	**274.7**	218.5
Gain on sale of 20% of Brazilian operations	**–**	–	**64.2**	–	**–**	–	**64.2**	–
Provisions for rationalization	**–**	–	**(63.5)**	(50.0)	**–**	–	**(63.5)**	(50.0)
Consolidated	**160.8**	129.0	**310.1**	196.8	**145.0**	114.8	**275.4**	168.5

[i] *Results for the three and six months ended September 30, 2002 include 100% of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and six months ended September 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.*

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and six months ended September 30, 2002 and 2001.

	Three months ended September 30		Six months ended September 30	
Volume *(Hectolitres in millions)*	**2002 Estimated**	2001 Actual	**2002 Estimated**	2001 Actual
Industry volume in Canada	**6.1**	5.9	**11.8**	11.7
Molson (Canada)	**2.8**	2.7	**5.3**	5.3
Molson production for shipment to the United States	**0.5**	0.4	**1.0**	1.0
Brazil	**2.5**	0.7	**5.3**	1.3
Total Molson volume	**5.8**	3.8	**11.6**	7.6

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada increased 3.7% to 6.1 million hectolitres for the three months ended September 30, 2002, compared to the same period last year. Molson's volume in Canada increased 2.4% to 2.8 million hectolitres during the same period with increases primarily in the provinces of Québec, Ontario and Newfoundland. For the six month period, total industry sales volume increased 0.7% to 11.8 million hectolitres while Molson's volume declined 0.2% due primarily to lower volumes in Québec and Western Canada.

Canada

Net sales and other revenues increased by 9% to $571.0 million in the quarter reflecting overall volume gains as well as increased selling prices when compared to the same period last year. Operating profit increased 20% to $143.0 million for the three months ended September 30, 2002 reflecting the combined impact of selling price increases and the benefits from previously announced cost reduction initiatives.

Molson Canada's Estimated Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2002 Estimated	2001 Actual	**2002 Estimated**	2001 Actual
Including sales of imports:				
Canada	**44.6**	45.1	**44.7**	45.0
Québec/Atlantic	**42.6**	42.2	**42.4**	42.5
Ontario/West	**45.7**	46.7	**45.8**	46.4

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the three months ended September 30, 2002, declined to 44.6% from 45.1% compared to the same period last year. However, core brands continue to perform well with a share increase of 0.7% on a national basis. The Québec/Atlantic region increased share by 0.4%, including a 3.0% increase in core brands, despite the intense levels of competitive tactical marketing and trade programs in the Québec super premium and discount beer segments. The Ontario/West region's market share declined from 46.7% to 45.7% in the quarter reflecting strong competitor discount pricing activity across the region and Molson's exit from in-case promotions in Ontario. In addition, a realignment of brewing capacity in Western Canada led to beer supply issues which are being addressed. However, core brand market share for the Ontario/West region for the six month period increased 0.1% reflecting share gains in the super premium and light beer categories.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil, for $1,136.3 million which included transaction costs and net of cash acquired. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations, which included 20% of both Kaiser and Bavaria, to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million, which was recorded in the three-month period ended June 30, 2002. The Corporation received unconditional approval of its acquisition of Kaiser from the Brazilian competition authorities in September 2002.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent in Canadian dollar amounts:

Brazil

	Three months ended September 30				Six months ended September 30			
(Dollars/reais in millions)	BRL		CAD		BRL		CAD	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**357.2**	72.4	**178.3**	43.8	**717.2**	136.2	**404.2**	86.7
Net Sales Revenues	**192.0**	38.4	**96.0**	23.2	**382.0**	73.2	**215.0**	46.6
EBITDA [i]	**17.9**	(1.8)	**8.2**	(1.1)	**38.6**	1.9	**20.6**	1.2
EBIT [i]	**9.5**	(4.2)	**3.9**	(2.6)	**20.6**	(3.3)	**10.3**	(2.0)

[i] *Results for the six months ended September 30, 2002 are before the gain on sale of 20% of Molson's Brazilian operations of $64.2 million and the rationalization provision of $63.5 million.*

In July 2002, Kaiser increased its selling prices of products in returnable and non-returnable containers ranging between 5% and 10% at the gross sales level in order to improve the positioning of its brands against its major competitor. As a result, both Kaiser and Bavaria experienced decreases in volume with Bavaria volume also being negatively impacted due to the transition out of the Companhia de Bebidas das Américas – AmBev ("AmBev") distribution network. However, total sales volume for the three-month period was 2.5 million hectolitres compared to 0.7 million hectolitres for the same period last year reflecting the Kaiser acquisition.

Certain raw materials are purchased in the international markets outside South America and are paid for in U.S. dollars. Also, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the U.S. dollar against the real. As a result, Molson, in response to the fluctuation in the Brazilian real, announced in September 2002 that it had implemented a series of initiatives to reduce the exposure to its local operating results against adverse currency fluctuations in Brazil. Among these initiatives are a currency hedging program which resulted in the fixing of U.S. dollar costs to the end of January 2003 and a partially hedged position to March 2003 at an average rate slightly above 3 Reals to the U.S. dollar; beer price increases as discussed above; accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign product mix to optimize profitability under exisiting currency conditions.

Previously, in the first quarter of fiscal 2003, Molson announced specific actions taken to deliver on synergy and cost reduction commitments over the next three years in Brazil. These actions included the closure of two Bavaria plants and one Kaiser plant for strategic geographic reasons as well as modifications to the Ribeirao Preto plant to specialize in the production of beer in cans. Both the Bavaria and Kaiser brands are now being produced throughout the production network. As a result of these actions, Molson recorded a rationalization provision (relating to the Bavaria costs) of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with AmBev.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on repositioning the brand portfolio around Canadian and Canadian Light, and de-emphasizing Molson Golden and Molson Ice. Molson USA is responsible for the marketing and distribution of these brands with Coors providing the sales, distribution and administrative support.

Molson's volume in the United States during the three month period ended September 30, 2002 increased 4% compared with a decline of 16% in the same period last year. Molson USA has introduced new advertising campaigns and packaging initiatives to reposition brands with American consumers. Positive trends continue to be realized specifically with volume growth of 44% for the Canadian trademark in the period when compared to the same period last year.

The following tables summarize the operating results of Molson's business in the United States in U.S. dollars and the equivalent Canadian dollar amounts:

United States

(Dollars in millions)	Three months ended September 30					
	USD		**CAD**		**Molson 50.1% Share CAD**	
	2002	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**28.9**	27.7	**45.0**	42.7	**22.6**	21.4
Net Sales Revenues	**24.3**	22.9	**37.9**	35.6	**19.0**	17.8
EBITDA	**(2.3)**	(2.6)	**(3.8)**	(4.4)	**(1.9)**	(2.2)
EBIT	**(2.4)**	(2.7)	**(3.9)**	(4.4)	**(1.9)**	(2.2)

(Dollars in millions)	Six months ended September 301					
	USD		**CAD**		**Molson 50.1% Share CAD**	
	2002	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**60.8**	58.7	**94.5**	90.4	**47.4**	45.3
Net Sales Revenues	**51.2**	48.3	**79.7**	74.5	**39.9**	37.3
EBITDA	**(3.1)**	(1.7)	**(5.0)**	(3.0)	**(2.5)**	(1.5)
EBIT	**(3.2)**	(1.8)	**(5.1)**	(3.0)	**(2.5)**	(1.5)

Financial Condition and Liquidity

In the previous quarter, the Corporation received $333.9 million of net proceeds from Heineken N.V. for the sale of 20% of its Brazilian operations. Under the terms of the Corporation's credit agreement, $200.0 million of the proceeds were used to permanently reduce the 18-month bridge loan to $300.0 million on June 21, 2002. The remainder of the proceeds was used to reduce a portion of the Corporation's borrowings on the three-year revolving facility, under which borrowings cannot exceed $625.0 million. At the end of the previous quarter, $140.0 million was drawn on this facility. The Corporation fully repaid this amount during the quarter ended September 30, 2002, and currently has no borrowings under the revolving facility.

The repayment of the $150.0 million debenture due on March 11, 2003 will be funded by any future excess cash as well as with existing credit facilities or external debt market capital.

Molson's fiscal 2003 capital investments were concentrated in the Toronto brewery as well as investments in the Kaiser facilities and were financed from operating cash flow.

On June 7, 2002, Dominion Bond Rating Service confirmed Molson Inc. and Molson Canada's ratings at A (low) and A respectively, both with a stable trend.

Impact of New Accounting Pronouncements

Effective with the current fiscal year commencing April 1, 2002, Molson has adopted the new accounting pronouncements of the *CICA Handbook* section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Further details are provided in notes 1 and 4 to the consolidated financial statements.

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

OTHER

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares in the months of May and June, 2002, at prices ranging between $34.55 and $38.16 per share. No shares were repurchased in the second quarter of fiscal 2003. The share buy-back is consistent with the Corporation's objective to offset the dilution impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.11 per share on the Class "A" non-voting shares and the Class "B" common shares representing a 10% increase, or $0.01 per share. This dividend is payable on January 1, 2003 to shareholders of record at the close of business on December 13, 2002.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2002**	2001	**2002**	2001
Sales and other revenues	**$ 953.3**	$ 760.2	**$ 1,921.8**	$ 1,519.1
Brewing excise and sales taxes	**267.7**	196.0	**549.4**	389.1
Net sales revenues	**685.6**	564.2	**1,372.4**	1,130.0
Cost and expenses				
Cost of sales, selling and administrative costs	**524.8**	435.2	**1,063.0**	883.2
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization (note 2)	**–**	–	**63.5**	50.0
	524.8	435.2	**1,062.3**	933.2
Earnings before interest, income taxes and amortization	**160.8**	129.0	**310.1**	196.8
Amortization of property, plant and equipment	**15.8**	14.2	**34.7**	28.3
Earnings before interest and income taxes	**145.0**	114.8	**275.4**	168.5
Net interest expense	**21.4**	16.5	**45.7**	35.3
Earnings before income taxes	**123.6**	98.3	**229.7**	133.2
Income tax expense	**40.2**	36.4	**52.9**	36.2
Net earnings before minority interest	**83.4**	61.9	**176.8**	97.0
Minority interest	**0.1**	–	**(8.0)**	–
Earnings from continuing operations	**83.3**	61.9	**184.8**	97.0
Earnings from discontinued operations (note 5)	**–**	2.0	**–**	2.0
Net earnings	**$ 83.3**	$ 63.9	**$ 184.8**	$ 99.0
Net earnings per share from continuing operations				
Basic	**$ 0.66**	$ 0.52	**$ 1.45**	$ 0.81
Diluted	**$ 0.64**	$ 0.51	**$ 1.42**	$ 0.80
Net earnings per share (note 3)				
Basic	**$ 0.66**	$ 0.54	**$ 1.45**	$ 0.83
Diluted	**$ 0.64**	$ 0.53	**$ 1.42**	$ 0.82

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Six months ended September 30, 2002 and 2001

(Dollars in millions)	**2002**	2001
Retained earnings – beginning of year	**$ 460.3**	$ 328.1
Net earnings for the current period	**184.8**	99.0
Dividends	**(25.5)**	(21.6)
Excess of share repurchase price over weighted-average stated capital (note 6)	**(37.7)**	–
Retained earnings – end of period	**$ 581.9**	$ 405.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**September 30 2002**	September 30 2001	March 31 2002
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current assets			
Cash and short-term investments	**$ 3.6**	$ 259.4	$ 71.0
Accounts receivable	**172.0**	105.4	192.1
Inventories	**157.5**	131.6	183.5
Prepaid expenses	**33.8**	27.1	55.2
Current assets of discontinued operations	**5.1**	10.6	8.4
	372.0	534.1	510.2
Investments and other assets	**110.4**	143.5	122.5
Property, plant and equipment	**986.2**	830.6	1,186.5
Intangible assets (note 5)	**2,240.5**	1,524.5	2,671.7
Non-current assets of discontinued operations	**28.0**	32.0	30.1
	$ 3,737.1	$ 3,064.7	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 515.7**	$ 421.2	$ 596.4
Provision for rationalization costs	**36.8**	52.2	46.3
Income taxes payable	**70.1**	47.6	66.2
Dividends payable	**12.7**	10.8	12.0
Future income taxes	**123.1**	62.1	91.9
Current portion of long-term debt	**41.5**	–	58.9
Current liabilities of discontinued operations	**7.4**	7.7	3.8
	807.3	601.6	875.5
Long-term debt	**1,202.9**	1,034.0	1,687.2
Deferred gain	**41.7**	47.8	44.7
Deferred liabilities	**181.3**	63.4	288.0
Future income taxes	**333.4**	360.5	348.4
Minority interest	**146.7**	–	–
Non-current liabilities of discontinued operations	**98.2**	108.7	103.3
	2,811.5	2,216.0	3,347.1
Shareholders' equity			
Capital stock	**715.2**	479.0	719.4
Retained earnings	**581.9**	405.5	460.3
Unrealized translation adjustments	**(371.5)**	(35.8)	(5.8)
	925.6	848.7	1,173.9
	$ 3,737.1	$ 3,064.7	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2002**	2001	**2002**	2001
Operating activities				
Earnings from continuing operations	**$ 83.3**	$ 61.9	**$ 184.8**	$ 97.0
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization (note 2)	**–**	–	**63.5**	50.0
Amortization of property, plant and equipment	**15.8**	14.2	**34.7**	28.3
Future income taxes	**14.9**	11.3	**15.6**	(7.8)
Minority interest	**0.1**	–	**(8.0)**	–
Other	**(12.2)**	(16.9)	**(32.2)**	(15.2)
Cash provided from operations	**101.9**	70.5	**194.2**	152.3
Provided from (used for) working capital	**44.4**	7.0	**(51.9)**	(7.5)
Rationalization costs	**(19.7)**	(5.5)	**(29.4)**	(8.3)
Cash provided from operating activities	**126.6**	72.0	**112.9**	136.5
Investing activities				
Proceeds from sale of 20% of operations in Brazil	**–**	–	**333.9**	–
Additions to property, plant and equipment	**(20.3)**	(8.0)	**(29.1)**	(10.0)
Additions to investments and other assets	**(3.5)**	(1.8)	**(4.1)**	(3.0)
Additions to intangible assets	**–**	(2.0)	**–**	(2.0)
Proceeds from disposal of property plant and equipment	**0.1**	5.7	**0.3**	5.7
Proceeds from disposal of investments and other assets	**–**	3.9	**9.8**	4.2
Cash provided from (used for) investing activities	**(23.7)**	(2.2)	**310.8**	(5.1)
Financing activities				
Reduction in long-term debt	**(136.4)**	(74.2)	**(463.6)**	(169.3)
Securitization of accounts receivable	**17.0**	34.0	**45.0**	34.0
Shares repurchased (note 6)	**–**	–	**(44.5)**	–
Cash dividends paid	**(11.9)**	(10.7)	**(23.9)**	(21.4)
Other	**1.7**	1.4	**1.7**	1.4
Cash used for financing activities	**(129.6)**	(49.5)	**(485.3)**	(155.3)
Increase (decrease) in net cash from continuing operations	**(26.7)**	20.3	**(61.6)**	(23.9)
Increase (decrease) in net cash from discontinued operations	**(2.6)**	212.7	**3.9**	206.4
Increase (decrease) in net cash	**(29.3)**	233.0	**(57.7)**	182.5
Effect of exchange rate changes on cash	**(2.4)**	–	**(9.7)**	–
Net cash, beginning of period	**35.3**	26.4	**71.0**	76.9
Net cash, end of period	**$ 3.6**	$ 259.4	**$ 3.6**	$ 259.4
Cash flow per share provided from operations				
Basic	**$ 0.80**	$ 0.59	**$ 1.53**	$ 1.27
Diluted	**$ 0.79**	$ 0.58	**$ 1.50**	$ 1.25

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised *Handbook* section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2. Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

(Dollars in millions, except per share amounts)

Note 3. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

Six months ended September 30	**2002**	2001
Net earnings	**$ 184.8**	$ 99.0
Weighted average number of common shares outstanding – (millions)		
Weighted average number of common shares outstanding – basic	**127.3**	119.6
Effect of dilutive securities	**2.4**	2.2
Weighted-average number of common shares outstanding – diluted	**129.7**	121.8

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first six months of fiscal 2003, options to purchase 740,700 (475,000 – fiscal 2002) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective six-month period.

Note 4. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June [illegible] 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2002, there were 5,643,634 stock options outstanding and 2,516,320 stock options available for future grants. During the first six months of fiscal 2003, the Corporation granted 865,700 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the six month period ended September 30, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

Note 4. Stock-Based Compensation (cont'd)

Six months ended September 30, 2002 (Dollars in millions, except per share amounts)	**2002**
Net earnings as reported	$ **184.8**
Net earnings – pro forma	$ **183.0**
Net earnings per share as reported	$ **1.45**
Basic earnings per share – pro forma	$ **1.44**
Diluted earnings per share	$ **1.42**
Diluted earnings per share – pro forma	$ **1.41**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 2.0%; expected volatility of 24.1%, risk-free interest rate of 5.0%; and an expected life of 6.0 years. The weighted average fair value of options granted in the six-month period is $9.58 per share and would be amortized over the period in which the related employee services are rendered.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2002 Annual Report.

The Corporation also has an employee share ownership plan ("MESOP") for all full-time employees primarily in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $0.7 was charged to earnings in the six-month period ended September 30, 2002.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of September 30, 2002, 139,847 DSU's are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the six months ended September 30, 2002, $0.3 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 5. Intangible Assets

Included in intangible assets is goodwill of $198.0 and brand names of $2,042.5.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil, S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

Note 6. Capital Stock

During the six month period ended September 30, 2002, the Corporation repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares at prices ranging between $34.55 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at September 30, 2002 was 127,085,803. Of the total amount of $44.5 repurchased, $6.8 was charged to capital stock based on the weighted-average stated capital with the excess of $37.7 being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups.

	Canada		Brazil		United States		Consolidated	
Six months ended September 30 (Dollars in millions)	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues from external customers	**1,470.2**	1,387.1	**404.2**	86.7	**47.4**	45.3	**1,921.8**	1,519.1
Inter-segment revenues	**22.5**	16.8	–	–	–	–	**22.5**	16.8
EBIT	**266.9**	172.0 (i)	**11.0** (ii)	(2.0)	**(2.5)**	(1.5)	**275.4**	168.5
Assets	**2,438.0**	2,710.8	**1,104.1**	145.8	**161.9**	165.5	**3,704.0**	3,022.1
Amortization of capital assets	**24.4**	25.0	**10.3**	3.3	-	–	**34.7**	28.3
Additions to capital assets	**14.9**	7.0	**14.1**	2.7	**0.1**	0.3	**29.1**	10.0

(i) *Includes a provision for rationalization of $50.0.*
(ii) *Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.*

(Dollars in millions, except per share amounts)

Note 8. Discontinued Operations

	2002	2001
Sales and other revenues	$ –	$ 10.7
Net gain on disposal	$ –	$ 2.0
Earnings from discontinued operations	$ –	$ 2.0

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Molson Centre. The Corporation received $190 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the business that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

Cash provided from discontinued operations of $3.9 ($206.4 source of cash in fiscal 2002) consisted of $3.9 ($17.8 in fiscal 2002) from operating activities and $nil ($188.6 in fiscal 2002) from investing activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

www.molson.com


MOLSON
M
1786

Molson Inc.
1555 Notre-Dame Street East,
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866

Exhibit 25

File no. 82-2954

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MOLSON INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: [ ] [ ] [ ] [ ]

Date of last report filed (day/month/year): 29-08-02

or If initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: [ ] Yes [✓] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: MOLSON INC.

Given names:

No.: 1555 Street: Notre-Dame East Apt:

City: Montreal

Prov: Quebec Postal code: H2L 2R5

Business telephone number: 514 - 590 - 6338

Business fax number: 514 - 590 - 6358

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Quebec
[ ] Manitoba [ ] Saskatchewan
[✓] Newfoundland
[ ] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/ exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/ control or direction	(F) Identify the registered holder where ownership is indirect or the person or company exercising control or direction
Class 'A' Non-Voting Shares	0	11-12-02	38	50,000	50,000	Ave. $31.2314		0	1	
	0	12-12-02	38	56,800	56,800	Ave. $31.683		0	1	
	0	13-12-02	38	13,875	13,875	Ave. $32.9664		0	1	
Class 'B' Common Shares	0							0		

BOX 6. REMARKS

Above shares are redeemed under a Normal Course Issuer Bid (effective Dec 14/01 to Dec. 13/02).

Attachment [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Per Nathalie Delisle for MOLSON INC.

Signature: [signature]

Date of the report (day/month/year): 20-12-02

Correspondence [✓] English [ ] French

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/7/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act — 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider — 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F)

- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction,
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 — 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 — 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Quebec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 — 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741)

BCSC 55-102F6 (Reverse) Rev. 2001/10/22